

2025 Annual Report on Form 20-F

About us

RELX is a global provider of information-based analytics and decision tools for professional and business customers, enabling them to make better decisions, get better results and be more productive.

Our purpose is to benefit society by developing products that help researchers advance scientific knowledge; doctors and nurses improve the lives of patients; lawyers promote the rule of law and achieve justice and fair results for their clients; businesses and governments prevent fraud; consumers access financial services and get fair prices on insurance; and customers learn about markets and complete transactions.

Our purpose guides our actions beyond the products that we develop. It defines us as a company. Every day across RELX our employees are inspired to undertake initiatives that make unique contributions to society and the communities in which we operate.

Contents



To download the full Annual Report and for further information about our company visit **relx.com**

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

2025 highlights

RELX financial highlights

- Revenue £9,590m (£9,434m), underlying growth +7%
- Adjusted operating profit £3,342m (£3,199m), underlying growth +9%
- Adjusted EPS 128.5p (120.1p), constant currency growth +10%
- Reported operating profit £3,027m (£2,861m)
- Reported EPS 112.6p (103.6p)
- Proposed full-year dividend 67.5p (63.0p)
- Net debt/EBITDA 2.0x; adjusted cash flow conversion 99%
- Completed five acquisitions for a total consideration of £270m
- Completed £1,500m share buyback

Prior year comparatives are represented in brackets.

RELX financial summary

ADJUSTED FIGURES

For the year ended 31 December	2024 GBPm	2025 GBPm	Change in GBP	Change at constant currency	Underlying growth
Revenue	9,434	**9,590**	+2%	+4%	+7%
EBITDA	3,724	**3,846**			
Operating profit	3,199	**3,342**	+4%	+7%	+9%
Operating margin	33.9%	**34.8%**			
Net interest expense	(296)	**(283)**			
Profit before tax	2,903	**3,059**			
Tax charge	(652)	**(688)**			
Net profit attributable to shareholders	2,241	**2,358**			
Cash flow	3,101	**3,301**			
Cash flow conversion	97%	**99%**			
Return on invested capital	14.8%	**15.4%**			
Earnings per share	120.1p	**128.5p**	+7%	+10%	

DIVIDEND

For the year ended 31 December	2024	2025	Change in GBP
Ordinary dividend per share	63.0p	**67.5p**	+7%

REPORTED FIGURES

For the year ended 31 December	2024 GBPm	2025 GBPm	Change in GBP
Revenue	9,434	**9,590**	+2%
Operating profit	2,861	**3,027**	+6%
Net interest expense	(298)	**(286)**	
Profit before tax	2,557	**2,750**	
Tax charge	(613)	**(672)**	
Net profit attributable to shareholders	1,934	**2,065**	
Net margin	20.5%	**21.5%**	
Cash generated from operations	3,521	**3,735**	
Net debt	6,563	**7,201**	
Earnings per share	103.6p	**112.6p**	+9%

RELX corporate responsibility summary

REPORTED FIGURES

For the year ended 31 December	2024	2025	Change
Percentage of women managers	46%	**46%**	
Percentage of employees volunteering	37%	**38%**	
Number of supplier code signatories	6,056	**6,586**	+9%
Scope 1 + Scope 2 (location-based) emissions (tCO$_2$e)	32,692	**21,466**	-34%
Waste sent to landfill (t)	44	**32**	-27%

RELX uses adjusted and underlying figures as additional performance measures. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. Reconciliations between the reported and adjusted figures are set out on pages 198 to 206. Underlying revenue growth rates are calculated at constant currency, and exclude revenue from acquisitions until 12 months after purchase, revenue of disposals and assets held for sale, print and print-related revenue and exhibition cycling. Constant currency growth rates are based on 2024 full-year average and hedge exchange rates.

The shares of RELX PLC are traded on the London, Amsterdam and New York stock exchanges. RELX PLC and its subsidiaries, joint ventures and associates are together known as 'RELX'.

Chair's statement





RELX has continued to execute our strategy in 2025, which was reflected in our strong operational and financial performance.

Paul Walker, Chair

RELX has continued to execute our strategy in 2025, which was reflected in our strong operational and financial performance. All business areas performed well producing underlying revenue growth of 7%, and underlying adjusted operating profit growth of 9%. Adjusted earnings per share grew 10% at constant currency to 128.5p (120.1p). Reported earnings per share were 112.6p (103.6p).

During the past few months, we have seen share price volatility across a number of sectors, including software and data services. Against that backdrop, I remain confident in our ability to continue to leverage new technologies, deliver enhanced value to customers and execute our strategy over the long term.

Culture and Employee Engagement
Critical to the success of RELX is its corporate culture. The company places significant emphasis on how we do business and how we act with integrity in line with the highest ethical standards. Our commitment is set out in our statement on purpose, strategy, values and culture on page 88 of this report and we strive to ensure decisions taken are aligned with RELX's values. In addition, the Board draws insights about culture and employee engagement from a range of sources including annual employee opinion surveys and the activities of our dedicated Non-Executive Director responsible for employee engagement. This facilitates a direct link to the Board and allows it to further understand and consider the views of employees. In the 2025 company-wide employee opinion survey, employee net promoter scores reached record levels as did employee engagement.

Dividends
In recognition of our strong performance and outlook for the company we are proposing a 7% increase in the full-year dividend to 67.5p (63.0p).

Balance sheet
Net debt at 31 December 2025 was £7.2bn (£6.6bn). Net debt/EBITDA was 2.0x compared with 1.8x in 2024. Capital expenditure represented 5% of revenues.

Share buybacks
We deployed £1,500m on share buybacks in 2025. In recognition of our strong financial position and cash flow we intend to deploy a total of £2,250m on share buybacks in 2026, of which £250m has already been completed.

The Board
At the 2025 Annual General Meeting (AGM), Robert MacLeod, who had been on the Board since 2016, retired and Andy Halford was appointed a Non-Executive Director. Andy is former Chief Financial Officer at Vodafone, the telecoms group, and Standard Chartered, the global bank. He also sat as a Non-Executive Director at Marks and Spencer, the retailer. Alistair Cox succeeded Robert as Chair of the Remuneration Committee at the conclusion of the AGM. I would like to thank Robert for the valuable service he has given RELX. I am delighted to welcome Andy to the Board.

Remuneration Policy
Following an in-depth review, the Board is presenting an updated Directors' Remuneration Policy for shareholder consideration.

Governance
Effective governance, and the policies and practices that support it, are fundamental to RELX's culture of acting with integrity in all that we do, and it supports the company's purpose to benefit society through its unique contributions. The Board believes that attaining the highest levels of corporate responsibility helps enable excellent financial performance. We believe that pursuing both goals in tandem will result in long-term sustainable shareholder value creation and will also provide our stakeholders with confidence that the governance of RELX is appropriate for its size and profile as a listed company. It also helps manage risks and opportunities, and ensures that key stakeholders are appropriately considered in decisions that we make.

We performed well on our corporate responsibility priorities in 2025, on our unique contributions to society, and on our key metrics. Our performance was again recognised by external agencies: RELX achieved a AAA MSCI rating for a tenth consecutive year, ranked in the top 1% of over 14,700 companies globally by Sustainalytics, and was included in the S&P Global Sustainability Yearbook.

On behalf of the Board, I would like to thank RELX employees for their many achievements throughout 2025.

Paul Walker
Chair

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

Chief Executive Officer's report





RELX delivered strong underlying revenue and profit growth and strong new sales in 2025. Our improving long-term growth trajectory continues to be driven by the ongoing shift in business mix towards higher growth analytics and decision tools that deliver enhanced value to our customers.

Erik Engstrom, Chief Executive Officer

2025 progress

RELX delivered strong underlying revenue and profit growth and strong new sales in 2025: continued strong growth in Risk; good growth with improving momentum in Scientific, Technical & Medical; a further step up in growth in Legal; and strong ongoing growth in Exhibitions.

Our improving long-term growth trajectory continues to be driven by the ongoing shift in business mix towards higher growth analytics and decision tools that deliver enhanced value to our customers. We develop these products by leveraging deep customer understanding to combine our unique content and comprehensive data sets with advanced technologies.

The continued evolution of artificial intelligence is enabling us to add more value to our customers, as we embed additional functionality in our products, and to develop and launch products at a faster pace, while continuing to manage cost growth below revenue growth. This evolution has been a key driver of our business for well over a decade, and will remain a key driver of customer value and growth in our business for many years to come.

During the year, we made further operational and strategic progress. Underlying revenue growth was 7%. Our strategy of driving continuous process innovation to manage cost growth below revenue growth led to underlying adjusted operating profit growth of 9% and an improvement in the group adjusted operating margin to 34.8% compared with 33.9% in 2024.

Corporate responsibility

We performed well on our corporate responsibility priorities in 2025 and on our key metrics. Our performance was again recognised by external agencies.

We continued to make progress on our unique contributions which make a positive impact on society through our products and services and through the conduct of our business. We also remained focused on improving our environmental performance year-on-year. Detailed results are available on pages 59 to 63 of this report.

2026 Outlook

We continue to see positive momentum across the group, and we expect another year of strong underlying growth in revenue and adjusted operating profit, as well as strong growth in adjusted earnings per share on a constant currency basis.

Erik Engstrom
Chief Executive Officer

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

RELX business overview

RELX strategy

Our number one strategic priority is the organic development of increasingly sophisticated information-based analytics and decision tools that deliver enhanced value to professional and business customers. We do this by leveraging deep customer understanding to build innovative solutions which combine leading content and data sets with advanced technologies. We aim to achieve leading positions in long-term global growth markets and leverage our skills, assets and resources across RELX, both to build solutions for our customers and to pursue cost efficiencies. We continue to transform our core business, building out new products, and expanding into higher growth adjacencies and geographies.

We are supplementing this organic development with selective acquisitions of targeted data sets and analytics, and assets in high-growth markets that support our organic growth strategies and are natural additions to our existing business.

Our improving long-term growth trajectory continues to be driven by the ongoing shift in business mix towards higher growth, technology-enabled analytics and decision tools that deliver enhanced value to our customers for an increasing number of use cases. When combined with continuous process innovation to improve organisational agility and to manage cost growth below revenue growth, the result is continued strong earnings growth with improving returns.

Strategy

- Develop increasingly sophisticated information-based analytics and decision tools that deliver enhanced value to professional and business customers across market segments
- Primary focus on organic growth, supported by targeted acquisitions

Revenue growth objectives

Risk	**Scientific, Technical & Medical**	**Legal**	**Exhibitions**
- Sustain strong long-term growth profile	- Continue on improving growth trajectory	- Continue on improving growth trajectory	- Sustain strong long-term growth profile

Cost growth objective

- Underlying cost growth below underlying revenue growth

Outcomes

Better customer outcomes | Higher growth profile | Strong earnings growth | Improving returns | Positive impact on society

RELX business model

RELX is a global provider of information-based analytics and decision tools for professional and business customers.

These products are generally sold through dedicated sales forces direct to customers and are priced on a subscription or transactional basis, often under multi-year contracts.

Our products often account for less than 1% of our customers' total cost base but can have a significant and positive impact on the economics of the remaining 99%. Our objective is to continue to enhance the value that we deliver to our customers and over time to grow our own total cost base below our rate of revenue growth on an underlying basis.

2025 Revenue £9,590m



Format

Face-to-face 12%

Electronic 84%

Print & print-related

Geography

Rest of world 21%

Europe 21%

North America 58%

Type

Transactional* 46%

Subscription 54%

* Includes long-term contracts with volumetric elements

Revenue by format



64% 64% 60% 58% 56% 52% 51% 37% 33% 27% 25% 22% 21% 19% 18% 15% 13% 11% 10% 9% 8% 7% 6% 5% 4%
14% 14% 12% 12% 12% 13% 12% 15% 17% 14% 14% 15% 15% 15% 16% 15% 15% 15% 16% 16% 5% 7% 11% 12% 13% 12%
22% 22% 28% 30% 32% 35% 37% 48% 50% 59% 61% 63% 64% 66% 66% 70% 72% 74% 74% 75% 87% 86% 83% 83% 83% 84%
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025
Electronic
Face-to-face
Print
Print & print-related

Key performance indicators

RELX's key performance indicators (KPIs) track progress against long-term priorities. At the group level, given the diverse nature of our end markets, we look at the continued migration of the business towards higher value-add, technology-enabled analytics, decision tools and workflow solutions, group level financial metrics, and corporate responsibility and sustainability metrics. In addition, we track KPIs within each market segment, at the product level, relevant to the performance of the specific business areas. Group financial and corporate responsibility KPIs are set out below.

Financial KPIs



Revenue

£bn
10
0
+7% +9% +8% +7% +7%
2021 2022 2023 2024 2025

Percentages represent underlying growth

Adjusted operating profit

£bn
10
0
+13% +15% +13% +10% +9%
2021 2022 2023 2024 2025

Percentages represent underlying growth

EBITDA margin

37.2% 37.1% 38.7% 39.5% 40.1%
2021 2022 2023 2024 2025

Adjusted operating margin

30.5% 31.4% 33.1% 33.9% 34.8%
2021 2022 2023 2024 2025

Adjusted earnings per share

Pence
140
0
+17% +10% +11% +9% +10%
2021 2022 2023 2024 2025

Percentages represent constant currency growth

Dividend per share

Pence
140
0
+6% +10% +8% +7% +7%
2021 2022 2023 2024 2025

Percentages represent growth

Return on invested capital

11.9% 12.5% 14.0% 14.8% 15.4%
2021 2022 2023 2024 2025

Adjusted cash flow conversion

101% 101% 98% 97% 99%
2021 2022 2023 2024 2025

Corporate responsibility KPIs



People

Percentage of women managers

44% 44% 45% 46% 46%
2021 2022 2023 2024 2025

Socially responsible suppliers

Total number of supplier code of conduct signatories

3,670 4,467 5,322 6,056 6,586
2021 2022 2023 2024 2025

Emissions

Scope 1 + Scope 2 (location-based) emissions (tCO_2e 1,000s)

50 42 41 33 21
2021 2022 2023 2024 2025

Overview
Market segments
Corporate responsibility
Financial review
Governance
Financial statements and other information

Harnessing technology across RELX

More than 12,000 technologists, over half of whom are software engineers, work at RELX. Annually, the company spends $2bn on technology. The combination of our rich data sets, technology infrastructure and knowledge of how to use next generation innovation allow us to create effective solutions for our customers.

The company has more than 15 years' experience with big data and extractive, machine to machine, artificial intelligence (AI), particularly in our Risk segment. The combination of this technology with our rich data sets and deep customer understanding has allowed us to consistently create higher value-added analytics and decisions tools for our customers.

ADDING VALUE WITH EXTRACTIVE AI


Data Sources
Public records
Contributory
Digital identities
Machine generated
Licensed
Proprietary
Decreasing content volume
Profile & Clean
Standardise
Relate &
Analyse
Increasing content quality
Delivery method
Machine to machine
Machine to human
Real-time API services
Batch services

Unstructured and structured content
- High-quality data from a wide array of sources in multiple formats
- Over 130bn transactions analysed annually
- More than 105m scientific publication records
- More than 207bn legal and news documents and records

Big data platforms
- Grid computing with low-cost servers
- Linking algorithms that generate high precision and recall
- Machine learning algorithms to cluster, link and learn from the data
- High speed data ingestion, recall, and processing
- Rapid development cycles
- Platforms to facilitate AI/ML

Analysis applications
- Proprietary algorithms
- Predictive modelling
- Machine learning and artificial intelligence

Customer single point of execution
- Modular product suites
- Flexible delivery platforms

For the past few years, we have been deploying generative AI, particularly in our Legal and STM segments. RELX Generative AI solutions are built upon multiple fine-tuned Large Language Models leveraging high-quality, trusted content and extensive data sets, advanced linking and context engineering capabilities, deep customer understanding, and industry expertise to improve answer quality and enable relevant, accurate, and personalised insights, analysis and workflows. This allows customers to make important decisions with confidence. Our Generative AI solutions are designed with privacy in mind and incorporate RELX's Responsible AI Principles.

ADDING VALUE WITH GENERATIVE AI


Authoritative Content Grounding
Generation, Expert Oversight and Validation
Trusted Customer Solutions
Decreasing hallucination, irrelevant content, non-attributable content (lack of citations)
Data Sources
Public records
Contributory
Digital identities
Machine generated
Licensed
Proprietary
Large unlabelled dataset
Refined labelled dataset and Knowledge Graphs
Linking approaches with high precision and recall
Multi-model approach
Model fine tuning for specific use cases
Guardrails to enforce RELX Responsible AI Principles
Human oversight
Traceability, citations and source document linking
Feedback loops for continuous model refinement
Increasing Relevance, Accuracy, Authority, Comprehensiveness, Appropriateness
Tailored Insights
Personalised Analyses
User specific workflows
Draft documents
Trust and transparency indicators
Compliance with global regulations

Market segments

RELX is a global provider of information-based analytics and decision tools for professional and business customers. RELX serves customers in more than 180 countries and territories and has offices in about 40 countries. It employs more than 37,000 people, around 40% of whom are in North America.

Financial summary by market segment

	Market position	2025 revenue GBPm	Underlying growth	2025 adjusted operating profit GBPm	Underlying growth
Risk provides customers with information-based analytics and decision tools that combine public and industry-specific content with advanced technology and algorithms to assist them in evaluating and predicting risk and enhancing operational efficiency	**Key verticals #1**	3,485	+8%	1,305	+10%
Scientific, Technical & Medical helps advance science and healthcare by combining high-quality, trusted scientific and medical information and data sets with innovative technologies to deliver critical insights that support better outcomes	**Global #1**	2,714	+5%	1,035	+7%
Legal helps its customers improve decision-making, achieve better outcomes and increase productivity by providing tools that combine legal, regulatory and business information with powerful analytics	**US #2 Outside US #1 or #2**	1,806	+9%	415	+12%
Exhibitions combines industry expertise, digital tools, and data to help customers connect in-person and online, discover new markets, source products, generate leads, and transact	**Global #2**	1,186	+8%	410	+9%

RELX uses adjusted and underlying figures as additional performance measures. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. Reconciliations between the reported and adjusted figures are set out on pages 198 to 206. Underlying revenue growth rates are calculated at constant currency, and exclude revenue from acquisitions until 12 months after purchase, revenue of disposals and assets held for sale, print and print-related revenue and exhibition cycling. Constant currency growth rates are based on 2024 full-year average and hedge exchange rates.

Remaining print and print-related activities are now reported separately from the four business areas. Also, a small commercial healthcare product portfolio, previously in Scientific, Technical & Medical, is now reported in Risk. Changes to business area reporting, and the associated restatement of 2024 figures, are explained on pages 144 to 145.

RELX revenue by segment


Business Services
Risk
36%
Insurance
Specialised Industry Data Services
Government
Databases, Tools and Electronic Reference
Corporate Primary Research
STM
28%
Academic & Government
Primary Research
Law Firms &
Corporate Legal
Legal
19%
Government &
Academic and
News & Business
Exhibitions
13%
Print and print-related

Market segments



Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

Risk

We help customers make better decisions and manage risk. We help detect and prevent fraud and money laundering and deliver insights to insurance companies. Our digital tools help industries from aviation to banking improve their operations.

Business overview

Risk provides customers with information-based analytics and decision tools that combine public and industry-specific content with advanced technology and algorithms to assist them in evaluating and predicting risk and enhancing operational efficiency.

LexisNexis Risk Solutions, headquartered in Alpharetta, Georgia, has principal operations in California, Florida, Illinois, New York and Ohio in North America as well as London and Paris in Europe, Mumbai and Chennai in India and Laguna and Dumaguete in the Philippines. It has 11,800 employees and serves customers in more than 190 countries and territories.

Revenues for the year ended 31 December 2025 were £3,485m, compared with £3,336m in 2024 and £3,224m in 2023. In 2025, 79% of revenue came from North America, 13% from Europe and the remaining 8% from the rest of the world. Subscription revenue represented 39% of the total and transactional revenues, including long-term contracts with volumetric elements, represented 61%.

LexisNexis Risk Solutions comprises the following market-facing industry/sector verticals: Business Services, Insurance, Healthcare, Specialised Industry Data Services, and Government Solutions.

Business Services, representing over 40% of revenue, enables global financial transparency and inclusion by providing holistic and actionable insights for all risk and compliance segments.

We help customers address some of society's greatest challenges, including identifying fraud, cybercrime, bribery, corruption, global terrorism, trafficking and abusive practices. The combination of our proprietary insights and advanced analytics powered by extractive Artificial Intelligence (AI) delivers actionable intelligence to customers to help improve decisions and operational efficiency.

The cornerstone of our growth strategy is maximising customer value across our current markets and through international expansion.

In 2025, Business Services solidified its position as a platform provider with industry analyst recognition for both its Dynamic Decision Platform and RiskNarrative platform. Across solutions, we were recognised as leaders in 29 industry analyst reports including: Juniper Research's Digital ID & Verification in the UK Market, Everest Group's Leading 50™ Financial Crime and Compliance Technology Providers, Burton-Taylor's Anti-Money Laundering/Know-Your-Customer Data and Services, and KuppingerCole's Leadership Compass reports for Fraud Reduction Intelligence Platforms in both finance and ecommerce.

In Q1 2025, LexisNexis Risk Solutions closed the acquisition of IDVerse, a provider of AI-powered automated document authentication and fraud detection solutions. In Q3 2025, we launched an updated version that delivers an optimised user experience. We also launched Fraud Intelligence for Business score to mitigate fraud losses at account opening and evaluate fraud risks for small and medium-sized business lenders. We introduced geofencing to detect VPNs and proxies, helping US gaming and gambling operators confirm devices comply with state-specific regulations.

We updated our US consumer content and linking infrastructure to improve coverage for younger consumers and those new to the country. This initiative will enable our customers to better serve these consumer segments and foster a more inclusive economy.

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

Insurance, representing around 40% of revenue, provides comprehensive data, analytics and decision tools for personal auto and home, commercial and life insurance carriers to improve critical aspects of their business. Information solutions help insurers assess risks; improve customer acquisition, experience and retention; identify and intercept fraud; increase efficiency in pricing and underwriting insurance policies; and settle claims in the US and other key markets. Industry-leading products provide real-time information on policy holders, identify insurance coverage details and lapses in coverage, and give insurers access to vehicle and behaviour-centric data, standardised across automakers for the underwriting and claims processes. Innovative decision tools seamlessly integrate into an insurer's workflow and are delivered through a single point of access within an insurer's infrastructure.

Insurance solutions drive more consistency and efficiency in claims, providing data and decisions for challenging total losses at first notice of loss and throughout the claim life cycle. Insurance solutions provide comprehensive interior and exterior data for home and commercial property insurers and offers AI-enabled insights to fast-track decision-making for new business or renewal underwriting and claims processes.

We continue to launch solutions for auto, home and commercial insurers utilising proprietary claims information married with other attributes to deliver industrywide benchmarking analysis and actionable, future-focused insights.

Life insurers use predictive models, public and motor vehicle records, consumer-driven health information, combined medical and behavioural data and evidence-based ordering across the policy life cycle to better understand mortality risk, reduce misrepresentation, improve underwriting processes and make life insurance more accessible.

Healthcare solutions, formerly reported within STM, support the payer, provider, pharmacy and life sciences sectors. Consumer, provider and medical claims data and proprietary smart tokenisation technology enable the delivery of market-specific identity access management, provider data management, healthcare market analysis, clinical research and regulatory compliance solutions.

Specialised Industry Data Services, representing just over 10% of revenue, provides critical business intelligence, data, software and analytics solutions to professionals in many of the world's largest industries. These solutions include: ICIS, an independent source of data and intelligence for the global commodities, chemicals and energy markets; Cirium, the aviation analytics company; Brightmine, a compliance, benchmarking and pay-equity data and analytics business driving global HR topics; and Nextens, a provider of workflow solutions, content and analytics for tax professionals.

Government, representing just over 5% of revenue, continues to help US agencies shift from identity verification to authentication to confront fraud, waste, and abuse. Front-end identity authentication is central to how the government dispenses hundreds of billions of dollars in entitlements, stimulus, benefits and contracts to people and businesses.

LexisNexis Accurint AI Insights is a new, first-to-market AI solution for public safety, designed specifically for law enforcement. This advanced tool automates crime trend identification, providing agencies with rapid analysis and actionable intelligence. By enabling proactive responses to emerging threats, Accurint AI Insights streamlines investigative processes and enhances decision-making. The platform offers



Credit Portfolio

Our Credit Risk solutions use analytics and expansive data sets to deliver robust consumer and business credit assessments and drive financial inclusion. In 2025, we incorporated additional affordability assessment attributes into RiskView UK to align with the Gambling Commission's responsible lending regulations. We expanded Decision Trust in Latin America and introduced RiskView Credit Misuse to help lenders combat first-party fraud

LexisNexis Claims Compass

Our data analytics platform delivers LexisNexis Claims Datafill, VINsights, Carrier Discovery, Claims Clarity and LexisNexis Police Records solutions directly into insurer workflows to improve the claims process from first notice of loss, triage, investigation and resolution, through recovery

Fraud and Identity Management Portfolio

We provide digital, physical, device and behavioural risk signals to help organisations better assess consumers, prevent fraudulent transactions, improve operational efficiencies and protect accounts while minimising friction for trusted users. Fraud and Identity introduced new data sources, expanded fraud truth data and deepened integration of digital and analogue attributes alongside risk scores. ThreatMetrix updates provided greater visibility into fund flows across mule networks and enabled proactive alerts to recipient banks about potential mule accounts. We established new consortia in Hong Kong, Singapore and the US

LexisNexis C.L.U.E.

LexisNexis Comprehensive Loss Underwriting Exchange (C.L.U.E.), is a claims history database that collects and reports up to seven years of US personal automobile, property claims and small business information to inform insurance pricing and underwriting decisions. Our ongoing investments to help insurers better segment and rate customers include incremental risk event data indicating vehicle damage

Financial Crime Compliance Portfolio

Our financial crime compliance offerings deliver comprehensive solutions for addressing financial crime risk. In 2025, Business Services enhanced Firco Continuity to enable comprehensive compliance audits by increasing long-term, transaction data storage, supporting higher volumes and data retention while sustaining performance. We integrated the entity resolution filter into Bridger Insight XG, reducing manual alert reviews and enabling more efficient compliance programmes

LexisNexis Total Property Understanding

Our complete property risk assessment solution helps home insurance underwriters more easily identify properties with risk or coverage opportunities and survey those priority properties using consumer-friendly, configurable AI-driven property assessment technology that delivers actionable insights into the underwriting workflow



For more information
visit relx.com

immediate access to identity and authentication analytics, combining advanced AI with extensive data expertise to support public safety agencies in protecting communities with data-driven insights.

Market opportunities

We operate in markets with strong long-term growth in demand for high-quality advanced analytics based on industry information and insight, including: financial crime compliance; business risk; fraud and identity solutions; due diligence requirements surrounding customer enrolment; security and privacy considerations; insurance underwriting transactions; insurance acquisition, retention and claims handling; provider data management; patient engagement and population health strategies; healthcare market analysis, clinical research; data and advanced analytics for the banking, commodities and chemicals, aviation and human resources sectors; and tax and public benefits fraud.

Expansion of mobile and digital use cases and the growing mix of consumer payment options continue to drive opportunity for Business Services solutions that support efficiency in risk decision making. As criminals continuously adjust attack vectors targeting financial transactions, organisations are utilising our solutions to evolve their financial crime, compliance and consumer and business credit, fraud and scam detection and prevention programmes.

Mounting costs from fraud schemes, anti-money laundering programmes, fast changing sanctions, anti-bribery and corruption enforcement, financial transparency and inclusion initiatives, and heightened regulatory scrutiny also provide growth opportunities. We are seeing new use cases for our solutions emerge for corporations, 3D Secure, ecommerce, travel, gaming/gambling, telecommunications, trade compliance and new alternative digital payment methods such as digital wallet applications and Buy Now, Pay Later, particularly mule account setup detection. Continued rapid digitalisation of emerging markets provides growth opportunity for fraud and identity in digital channels. We are also seeing revived demand in third-party collections and non-prime lending.

In Insurance, growth is supported by customer experience advances in the auto, home, commercial and life insurance markets, and the increasing adoption by insurance carriers of more sophisticated data and analytics in the prospecting, underwriting and claims evaluation processes to assess risk, increase competitiveness, improve operating cost efficiency and address profitability challenges.

Transactional activity is driven by growth in insurance quoting and policy switching, as consumers seek better policy terms. This activity is stimulated by competition among insurance companies, increased loss ratios and consumer interest in insurance internet quoting and policy binding. We see opportunities across the insurance continuum using data and analytics to play a critical role in assisting the insurer and consumer decision-making process. This helps consumers and businesses transact with insurers throughout the policy life cycle.

We deliver solutions that bridge insurers and automakers, utilising connectivity and regulated data from connected cars to insert vehicle data into insurer workflows and empower consumers with a deeper understanding of driving behaviour. Our deepening relationships with automakers reflect the need to better understand consumer loyalty, improve and digitise the consumer experience through ownership management and connected services solutions, while creating efficiencies within automakers' operations.

In Specialised Industry Data Services, growth in the global commodities and chemicals markets is led by changing trade patterns, a drive to embrace sustainability and demand for more sophisticated supply chain solutions to better utilise precious resources. The aviation industry continues to focus on digital transformation, to drive more efficient, effective and profitable business models in businesses such as airlines, with a particularly strong focus on CO_2 emissions data and Corporate Responsibility reporting. The rapidly changing workforce environment is driving employers to better utilise data and analytics to attract, retain and develop a diverse workforce which is further accelerating growth in human resource management.

With over 8,000 federal, state, and local agencies using our services, the Government business continues its mission of preventing fraud, fighting crime, reducing risk, and providing citizens with immediate, equitable access to government systems. The addition of AI capabilities, underpinned by responsible data governance, helps our government customers enhance fraud prevention and data integrity while ensuring secure and efficient access to services. The Cares Act amplified the demand for robust online access and highlighted the sophistication of fraud attempts, underscoring the importance of advanced technologies like AI in safeguarding public resources. As agencies adopt private sector innovations, the integration of AI-driven insights will support more proactive measures against improper payments and enhances the integrity of government programmes. The level and timing of demand in this market remain influenced by government funding and revenue considerations, as well as the US administration's priorities.

2025 Revenue £3,485m



Geography

Rest of world 8%
Europe 13%
North America 79%

Type

Other transactional
Subscription 39%
Transactional 61%
Long-term contracts with volumetric elements

Strategic priorities

Our strategic goals are anchored in helping customers achieve better business outcomes by offering greater insight into risks and opportunities associated with individuals, businesses, devices, and transactions. We provide data and solution tools to help customers make better risk-adjusted decisions to grow successfully. We enable this by focusing on: delivering innovative products; extending our risk management solutions to new applications; adapting our global competencies to meet local needs; and investing in technology to complement organic innovation to continuously expand our analytical capabilities.

LexisNexis Risk Solutions continues to develop sophisticated extractive AI and Machine Learning (ML) techniques to generate actionable insights that help our customers make accurate and timely decisions and to improve our internal efficiencies by leveraging and adapting extractive AI/generative AI tools. Our successful deployment of AI and ML techniques both for our customers and for our internal needs is built on a strong foundation that is comprised of: a deep understanding of customer and stakeholder needs, the breadth and depth of our data sets, and our expertise and domain knowledge that helps us discern which AI/ML algorithm to use in a given context to solve business problems most effectively.

Business model, distribution channels and competition

We sell our products direct-to-client, with pricing based on subscription or transactional with volumetric elements. We also utilise a robust partner distribution channel.

Principal competitors in Business Services include data and analytics companies such as the major credit bureaux, which in many cases address various capabilities within each solution offering. In Insurance, data and analytics competitors such as Verisk sell solutions to insurance carriers but largely address different activities to ours. Principal competitors in the Government segment include data providers such as the major credit bureaux. Specialised Industry Data Services competes with a number of information providers on a service-by-service basis including S&P Global Platts and Thomson Reuters as well as various niche and privately owned competitors.

2025 financial performance

	Restated 2024 GBPm	**2025 GBPm**	Change in GBP	Change at constant currency	**Underlying growth**
Revenue	3,336	**3,485**	+4%	+7%	**+8%**
Adjusted operating profit	1,233	**1,305**	+6%	+9%	**+10%**

2024 results restated to reflect business area reporting changes

Strong fundamentals continuing to drive underlying revenue growth

Underlying revenue growth of +8%. Strong growth continues to be driven across segments by our deeply embedded, AI-enabled analytics and decision tools.

Underlying adjusted operating profit growth was +10%, leading to an increase in adjusted operating margin.

In Business Services, strong growth continues to be driven by Financial Crime Compliance and digital Fraud & Identity solutions, and strong new sales. We continue to expand our extensive, differentiated data assets, build out our global fraud infrastructure, and more deeply integrate advanced authentication and behavioural intelligence, to address the increasing complexity of risk decisioning for customers worldwide.

In Insurance, strong growth continues to be driven by further innovation and adoption of contributory databases and market-specific solutions, supported by positive market factors and strong new sales. We continue to extend our products across the insurance continuum, and across insurance lines, while adding data sources and analytics to enhance value for customers.

Specialised Industry Data Services growth continues to be led by Commodity Intelligence, and Government growth continues to be driven by analytics and decision tools.

2026 outlook

We expect continued strong underlying revenue growth with underlying adjusted operating profit growth exceeding underlying revenue growth.



Revenue
GBPm

Underlying growth **+8%**

3,336 (2024) 3,485 (2025)

Adjusted operating profit
GBPm

Underlying growth **+10%**

1,233 (2024) 1,305 (2025)

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

LexisNexis Insurance Market Insights

Supporting US personal auto and property insurance companies in making more informed decisions

About LexisNexis Insurance Market Insights

The LexisNexis Insurance Market Insights platform provides US auto and property insurers market intelligence about loss frequency, claim severity, mix-of-business, claims duration and customer shopping behaviour. This enables insurers to validate strategic decisions, measure their results against industry averages, pivot quickly, and assess the impact of new initiatives months ahead of standard sources of benchmarking intelligence. Additionally, insurance companies can drill down further to analyse specific risk segments by limits, coverage and major peril, state, metropolitan area, policy type, building age, square footage and catastrophe indicator to better understand whether a challenge is isolated to their operations or an industry-wide event.

LexisNexis Risk Solutions leverages its deep proprietary datasets and industry wide contributory and transactional databases representing a majority of US auto and property insurance policies, claims and shopping transactions to deliver Insurance Market Insights, which can be seamlessly integrated into an insurance company's workflow.

Traditional market reporting often lags by six to 12 months, leaving insurance companies reactive rather than proactive to market or organisational trends impacting their business. Without the opportunity to slice timely information, insurers end up with limited views not relevant to the market segments they serve or channels they use.

Side-by-side data comparisons of internal and external auto and property insurance trend data are often resource and time intensive. Varying regulatory rules for other data sources can result in inconsistencies when comparing benchmarking information. Insurance Market Insights provides normalised and consistently calculated results for both the insurer and industry side-by-side to speed up the process for interpreting results in the context of macro trends impacting the US insurance sector and economy.

Utilising the proprietary LexisNexis Risk Solutions extractive AI and big data processing platform to pull in contributory and transactional information, Insurance Market Insights closes the gap by delivering data as quickly as 7-30 days post-event. This timeliness, approximately 60-80% faster than industry standards, enables insurers to respond to emerging trends, economic shifts, and competitive pressures with agility and confidence. For consistency, normalised insurance company and industry information supports like-for-like comparison. The platform's dashboards offer flexible filtering to drill down into various risk segments, enabling precise performance evaluation and multiple options for granular views.

60 to 80% faster

Insurance Market Insights delivers data approximately 60 – 80% faster than industry standards



"

In a rapidly evolving insurance landscape, this cutting-edge benchmarking and analytics platform is used by US personal auto and property insurance companies to evaluate their performance relative to the industry and make faster, more informed decisions.

Christopher Rice
VP Product Management, LexisNexis Risk Solutions

Insurance companies can interpret this information to monitor their own process changes or strategic moves and optimise profitability. A US auto insurance company, for example, can add a new rating element in order to quote and price risk more effectively. In this use case, while the new rating element can improve its pricing accuracy, it can also have an unintended effect in attracting higher frequency business. With benchmarking from Insurance Market Insights, the insurer can quickly identify this issue and adjust its pricing to align with their strategy.

As another example, insurance companies are also using Insurance Market Insights to address the increasing severity of bodily injury claims, which had a sharp trend upward, increasing 7% in 2025 versus the prior year and over 26% versus 2021. The impact of the severity increases has been compounded by moderate frequency increases that have occurred over the last two years.

LexisNexis Risk Solutions analysis revealed personal property claim severities are up 30% in 2025 compared to 2024 and 71% versus 2021. The 2025 increases were heavily driven by the CA wildfires from Q1 2025. With the detailed analysis of catastrophe versus non-catastrophe home claims trends and by peril within Insurance Market Insights, insurers can better understand their severity trends and the impact of catastrophic claims events so they can more intelligently serve their customers.

LexisNexis ThreatMetrix:

Strengthening fraud prevention for a rapidly expanding cryptocurrency platform

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

About ThreatMetrix

LexisNexis ThreatMetrix, powered by the Digital Identity Network, is a global, cross-industry risk intelligence network that analyses billions of transactions annually. By linking devices, locations, behaviours and other digital credentials in real time, ThreatMetrix helps organisations accurately differentiate between genuine customers and malicious actors, from a consumer's first contact and throughout their entire digital journey.

About Crypto.com

Crypto.com is one of the world's largest cryptocurrency platforms, with more than 140m users across more than 100 jurisdictions. With a mission to accelerate global cryptocurrency adoption, the company provides a secure and reliable platform to buy, sell and use digital assets with confidence. Crypto.com is also the industry leader in regulatory compliance, security and privacy, with more than a hundred licences, certifications, registration and regulatory approvals globally. As the business has scaled, growing its user base by 180% and trading volumes by more than 950% between 2022 and 2025, maintaining the highest standards of security, privacy and regulatory compliance has remained paramount. Crypto.com supports the exchange of Bitcoin, Ethereum and 400+ cryptocurrencies (cryptocurrencies available vary by jurisdiction).

The global landscape in the crypto industry has changed significantly. Third party fraud and chargebacks used to be the main concerns. Today, scams which are often sophisticated and fast moving pose the biggest threats. As Crypto.com's platform grew, so did the volume and complexity of the attacks, from AI generated identities to social engineering tactics. While users expect a seamless experience, they also expect the platform to be secure. Crypto.com operate in a space where trust is crucial and can be quickly undermined.

Crypto.com needed a fraud-prevention solution that could keep pace with its growth and progress toward expanding their global offering to include stocks, banking services, credit cards and payment cards, without compromising customer experience.

Crypto.com deployed ThreatMetrix to optimise fraud detection and increase operation efficiencies by automating onboarding and transaction workflows. ThreatMetrix utilises real-time digital identity and behavioural intelligence from one of the largest cross-industry data networks in the world. This enables Crypto.com to proactively stop fraudulent activities before they impact their platform.

26%

Crypto.com saw a 26% lift in fraud capture rates



"ThreatMetrix helps us raise our fraud capture rates and streamline trusted user experiences so we can stay focused on scaling our platform and expanding our global business.

Deyan Tsvetkov
Senior Vice President, Risk Management, Crypto.com

With rapid growth and ambitious expansion plans in an industry where instant transactions play an integral role in customer conversion and satisfaction, Crypto.com benefits from ThreatMetrix's ability to easily configure to fit Crypto.com's specific speed and volume requirements. The solution also delivers the responsiveness demanded by a dynamic threat environment defined by AI-enabled fraud, bots, scams and social engineering. ThreatMetrix offers the advantages of contributory, cross-industry digital identity, device and behavioural intelligence combined with AI-powered models and analytics which help Crypto.com automate decisions and avoid fraud upfront.

By implementing LexisNexis ThreatMetrix, Crypto.com significantly boosted its fraud prevention capabilities across the customer journey, helping them automate decisioning, streamline onboarding and maintain high standards of compliance and user experience.

Crypto.com saw a 26% lift in fraud capture rates, a 15% reduction in fraud losses tied to chargebacks, and a 20% reduction in time spent on manual reviews and investigations. Return on investment was achieved in the first six months.

Scientific, Technical & Medical

We deliver insights that help universities, research institutions, governments and funders achieve their goals. We help researchers discover and share knowledge, collaborate, and accelerate innovation. We help librarians provide trusted, high-quality information to their universities. We help innovators transform the latest knowledge into new products. We help health professionals improve patient care, and educators train the next generation of doctors and nurses.

Business overview

Scientific, Technical & Medical helps advance science and healthcare by combining high-quality, trusted scientific and medical information and data sets with innovative technologies to deliver critical insights that support better outcomes.

Elsevier is headquartered in Amsterdam, with principal sites in New York, Philadelphia, and St. Louis in North America; London, Oxford, Frankfurt, Munich, Madrid and Paris in Europe; Beijing, Shanghai, Chennai, Delhi, Sydney, Singapore and Tokyo in Asia Pacific, and Rio de Janeiro in South America. It has 9,700 employees with customers in over 170 countries and territories.

Revenues for the year ended 31 December 2025 were £2,714m, compared with £2,624m in 2024 and £2,581m in 2023. In 2025, 43% of revenue came from North America, 23% from Europe and the remaining 34% from the rest of the world. Subscription revenue represented 80% of total revenue and transactional revenues represented 20%.

Elsevier's customers are scientists, research leaders, librarians, medical researchers, doctors, nurses, allied health professionals and students, as well as hospitals, academic and research institutions, research-intensive corporations, funders, and governments.

Elsevier's services across Academic & Government, Corporate and Health markets focus on: Databases, Tools and Electronic reference and Primary Research. In each of these markets, our objective is to help impact makers shape human progress to go further, happen faster, and benefit all.

Databases, Tools and Electronic Reference, together with Corporate Primary Research, accounts for around 45% of STM revenues, with Academic & Government Primary Research accounting for around 55%, all in electronic format.

Databases & Tools & Electronic Reference. Elsevier's databases, tools and electronic reference products help customers and users solve complex problems and make critical decisions, and we are enhancing these capabilities with AI across all our business areas. Solutions include LeapSpace, Scopus/ScopusAI, ScienceDirect AI, SciVal, Interfolio, Engineering Village and Pure in Academic & Government; Reaxys/Reaxys AI Search, Embase AI, PharmaPendium AI and SciBite in Corporate; and ClinicalKey/ClinicalKey AI, HESI, Sherpath AI, Shadow Health, ClinicalPath, and Osmosis, for Health.

Elsevier's research solutions combine quality, curated content and extensive data sets with responsible AI and large language model (LLM) technology to help researchers, academic leaders, policy makers, funders and R&D-led corporations to generate insights, set and implement research strategies and make decisions with confidence. This portfolio integrates with and enhances the systems institutions rely on, with interoperability driven by Application Programming Interface technologies (APIs).

In early 2025, Elsevier launched a new generative AI tool on ScienceDirect, the world's largest platform for peer-reviewed research used by more than 20m researchers each month. ScienceDirect AI helps transform the way researchers work by enabling them to instantly extract, summarise and compare trusted insights from millions of full-text articles. In November, Elsevier introduced LeapSpace, a next-generation AI-powered workspace, combining the broadest collection of trusted scientific content with responsible AI to help researchers uncover deeper insights, accelerate innovation, and collaborate seamlessly – in one secure environment.

For Corporate R&D, Elsevier provides connected, configurable solutions that combine comprehensive data with analytical and predictive tools. In 2025, new innovations included Reaxys AI Search, which enables chemists and R&D teams to explore over 123m chemistry documents, as well as patents and peer-reviewed journal articles using natural language discovery. New EmbaseAI, the generative AI-powered version of Embase, the leading biomedical database, allows users to pose queries in natural language and receive a summarised response with inline citations to ensure transparency. PharmaPendium AI, an AI-powered upgrade to our PharmaPendium solution, empowers regulatory affairs specialists, drug development professionals, and clinical researchers by providing easy access to regulatory precedents from the US Food and Drug Administration and European Medicines Agency documents, and enables effective regulatory planning as well as supporting core research on toxicology and drug safety.

In Health, Elsevier's clinical solutions include digital solutions for doctors, nurses, care teams and patients. Its clinical reference platform, ClinicalKey, helps doctors, nurses and students find clinically-relevant answers through a range of trusted content across specialities. This includes Elsevier's vast collection of medical reference content, including over 2,500 clinical overviews, over 7.3m images and over 128,000 medical videos in one integrated platform. ClinicalKey AI combines this content with generative AI technology. ClinicalPath Oncology presents evidence-based oncology pathways embedded in the clinical workflow, and the associated analytics, to help oncology care teams make consistent, well-informed decisions for high quality care.

Elsevier also serves students of medicine, nursing, and allied health professions. Sherpath, an adaptive teaching and learning solution which also offers an AI tool, provides personalised learning paths at over 800 institutions, supporting more than 500,000 course enrolments, while ClinicalKey Student is used in over 450 medical schools globally.

In electronic reference, Elsevier provides authoritative reference content to scientific, technical and medical professionals. Flagship titles include Gray's Anatomy, Nelson's Pediatrics and Netter's Atlas of Human Anatomy.

Primary Research. Elsevier helps researchers validate, improve and disseminate their scientific findings through its more than 3,000 journals, enhancing the record of scientific knowledge by applying highest standards of quality and ensuring trusted research can be accessed, shared and built upon. Elsevier journals are the foremost publications in their field, including flagship families of journals like Cell Press and The Lancet. Research content is distributed and accessed via ScienceDirect, the world's largest platform dedicated to peer-reviewed primary scientific and medical research.

In 2025, Elsevier received more than 4.2m article submissions, which were rigorously reviewed by our in-house editorial teams in collaboration with over 37,000 editors and over 1.9m expert reviewers around the world. The result is over 795,000 articles enhanced, indexed, certified, published and promoted following peer review, with the global scientific community accessing articles over 2.9bn times across its journal platforms.



LeapSpace™

LeapSpace, a next-generation AI workspace built on the world's most comprehensive collection of scientific content to help researchers uncover deeper insights, accelerate innovation, and collaborate seamlessly in one secure environment. It combines multi-model responsible AI with transparency and clear trust markers, industrial-grade data privacy and security, so that every insight is explainable, traceable, and grounded in the highest-quality global science

ClinicalKey® AI

Clinical knowledge solution helping healthcare professionals and students find the most clinically relevant answers from comprehensive trusted content across specialities. ClinicalKey AI combines the latest and most trusted medical content with generative AI to help clinicians at the point of care. The tool integrates with electronic health records systems

Reaxys®

The world's largest chemical database, Reaxys combines over a billion chemistry data points from journals and patents with AI to support innovation in drug discovery, chemical R&D and academia. Chemists can quickly access relevant patent, substance and bioactivity insights, and an award-winning retrosynthesis tool

Scopus® AI

An expertly curated abstract and citation database with content from over 31,000 academic journals from 7,000 publishers to help track and enhance researcher and institutional data and discover global research in all fields. Scopus AI helps researchers get deeper research insights faster, navigate and understand different disciplines more easily and support interdisciplinary collaboration

Complete Anatomy

The world's most advanced 3D anatomy platform, Complete Anatomy is revolutionising how students, educators, health professionals and patients understand and interact with Anatomy

SciVal

SciVal is an analytics solution that provides insights into the research performance of over 24,700 academic, industry and government research institutions

 For more information
visit relx.com

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

The latest available long-term comparison with the market showed that Elsevier journal articles accounted for over 18% of global research output and 29% of citations, demonstrating Elsevier's commitment to quality significantly ahead of the industry average. Elsevier is the global leader in open access publishing, with over 285,000 open access articles published in 2025, a year-on-year increase of nearly 14%, and over 960 fully open access journals following 75 new launches during the year. Elsevier's world-leading research platforms make available 4.3m validated open access articles.

Elsevier has also invested in other research solutions, such as SSRN, an open access online preprint community where researchers post early-stage research, Scopus Author Profiles showing preprints to provide an early view into a researcher's focus areas and Digital Commons helping academic libraries showcase and share their institutions' research via institutional repositories for greatest impact.

Market opportunities
Scientific, technical and medical information markets have positive long-term growth characteristics. Investment in R&D is critical for nations and corporations to create competitive advantage, drive innovation, economic growth and solve societal issues. This leads to long-term growth in R&D spending and sustained increases in researchers worldwide. As people live longer and aim to live healthier lives, health expenditure and the number of physicians and nurses also continues to grow strongly.

Strategic priorities
Elsevier's strategic priorities are to help our customers solve critical and complex problems, by expanding content quality, coverage and utility; combining content with analytics and technology to build integrated solutions and decision tools that utilise advanced Machine Learning (ML) and AI to improve productivity and outcomes, and enable insights underpinning critical decisions, benchmarking and evaluation.

In Databases, Tools and Electronic Reference, Elsevier is applying advanced linking capabilities and AI to our vast verified research and healthcare information and data sets, including patent, research grants, drug information, medical claims data, to develop products that help our academic & government, corporate and health customers make critical decisions with

confidence. We have a multi-model approach and adapt AI for specific domains, such as research, life sciences, clinical care, health education, through hybrid search, knowledge graphs, ontologies, large language model and human expertise-based evaluations to provide users with answers that are precise, relevant, and useful in real-world settings.

In Primary Research, Elsevier's priority is to support researchers by finding a home for every sound science article submitted, and providing choice in payment model, quality tier, and scientific discipline. We aim to deliver above industry average journal and article quality, at below average article download and publishing cost, leveraging our scale and expertise. Elsevier works with customers to help them reach their research goals through excellence in content, service and value. Elsevier is building on its premium brands, enhancing quality through peer review, and increasing article volume through new journal launches, the expansion of open access journals and growth from emerging markets; and broadening the range and quality of insights across research solutions.

We continue to improve customer experience while driving operational efficiency and effectiveness; and collaborate to advance open science, inclusive research and inclusive health and support the UN Sustainable Development Goals, through our business and the Elsevier Foundation.

Business model, distribution channels and competition
In Databases, Tools and Electronic Reference, solutions like Scopus, Clinical Key and Reaxys, are generally sold direct to institutional, healthcare and corporate customers through global sales force. Reference and educational content are sold directly to institutions and individuals and accessed on Elsevier platforms.

In Primary Research, science and medical research is distributed via the ScienceDirect platform, supported by two separate payment models to suit author preferences: pay to read articles funded by payments for reading made by individuals or institutions; and pay-to-publish (commonly known as open access) funded by payments for publishing, made by authors, their institution or funding bodies. Elsevier offers a range of pay to read and pay to publish options, both subscription-based and transactional, to fit the diverse needs of institutions, funders, and researchers worldwide. Nearly all of Elsevier's over

2025 Revenue £2,714m



Geography

Rest of world 34%
North America 43%
Europe 23%

Type

Transactional 20%
Subscription 80%

Overview
Market segments
Corporate responsibility
Financial review
Governance
Financial statements and other information

3,000 journals enable open access publishing, with more than 960 dedicated author pays journals, the largest portfolio of open access titles in the industry. In addition to being the global leader in quality and pay-to-read, Elsevier also leads in pay-to-publish (open access).

Elsevier is a founding and driving partner of Research4Life, a United Nations initiative, providing free or low-cost access to research for publicly funded institutions in the world's least resourced countries. Over 11,500 institutions in 125 countries participate.

Some Elsevier primary research and reference content and some print-based commercial marketing services in pharmaceutical & life sciences promotion is sold in a print format. From 2025, print and print-related activities are managed and reported separately.

Competition within science and medical reference content is generally on a title-by-title and product-by-product basis, typically with learned society publishers and professional information providers, such as Springer Nature, Clarivate and Wolters Kluwer. Decision tools face similar competition, plus software companies and customer home-grown solutions.

2025 financial performance

	Restated 2024 GBPm	**2025 GBPm**	Change in GBP	Change at constant currency	**Underlying growth**
Revenue	2,624	**2,714**	+3%	+5%	**+5%**
Adjusted operating profit	981	**1,035**	+6%	+7%	**+7%**

2024 results restated to reflect business area reporting changes

Development of analytics continuing to drive underlying revenue growth

Underlying revenue growth of +5%. Good growth, with improving momentum, continues to be driven by the evolution of the business mix towards higher growth, higher value analytics and tools.

Underlying adjusted operating profit growth was +7%, resulting in an increase in adjusted operating margin.

In Databases, Tools & Electronic Reference, strong growth continues to be driven by higher value-add analytics and decision tools, with continued rollout, adoption and usage growth of our AI-enabled tools, such as Scopus AI and Sherpath AI. We continue to expand our solution sets, built on our industry-leading trusted content, with a series of new releases in 2026, the most recent of which is our next generation end-to-end AI-powered researcher solution, LeapSpace.

In Primary Research, good growth continues to be driven by volume growth, with article submissions growing very strongly across the portfolio.

Improving momentum is supported by the increasing pace of new product introductions, and strong new sales.

2026 outlook

We expect good to strong underlying revenue growth with underlying adjusted operating profit growth exceeding underlying revenue growth.



Revenue

GBPm

Underlying growth +5%
2,624
2,714
2024
2025

Adjusted operating profit

GBPm

Underlying growth +7%
981
1,035
2024
2025

Elsevier

Transforming scientific publishing to support the demands of modern research

About Elsevier

As the largest publisher of scientific journals, Elsevier handles more than 4.2m research submissions each year, spanning 3,000 journals across a network of millions of authors, reviewers, and tens of thousands of editors. This unparalleled scale brings complexity, requiring extensive investment and constant innovation to enhance the user experience while managing an ever-growing volume of content and safeguarding research quality and integrity.

In 2025, Elsevier initiated one of the most ambitious transformations in scientific publishing, building a next generation publishing platform designed to deliver an enhanced end-to-end experience for authors, editors and reviewers. Key steps in the publishing workflow of submission and peer review were completed in 2025. Other editorial workflows will be addressed in 2026 and expected to be completed in 2027.

Over several decades, Elsevier's publishing system grew to support 3,000 journals, offering extensive configurability across multiple settings and numerous databases within its infrastructure. While the scale and diversity of options provided flexibility and accommodated a wide range of publishing needs across disciplines, an opportunity emerged to streamline processes for both authors and reviewers, and in parallel, to advance efforts to safeguard research integrity against practices such as citation manipulation and fabricated data or images.

Elsevier set out to completely redesign its publishing platform with users in mind. At the heart of this transformation is a unified data lake and architecture, unlocking the power of real-time data and scalable innovation.

A New Digital Foundation

A key technological advance is Elsevier's new capability to deconstruct and identify all the elements of a manuscript, automatically extracting and linking entities such as titles, abstracts, author names and embedded figures. Our latest technology then enables structuring of the manuscript into a rich digital format, unlocking new capabilities and enhancements. This streamlines the submission process for authors who now benefit from automated metadata extraction and real-time error detection, and lays the groundwork for new integrity checks and editorial tools.

For example, advanced extraction helps to auto-format manuscripts for peer review, check for missing items or errors, and support authors in ensuring all required ethics or integrity related declarations are present.

By providing the ability to simultaneously view reviewer and author comments on a single screen, the platform helps editors



+10% faster

The overall editorial process is now faster by more than 10%

> "As research output continues to grow globally, Elsevier's investments in technology help enhance the publishing experience for authors, editors and reviewers, so quality research can continue to advance human progress.

Arnold Pippel
Senior VP, Customer Experience and Innovation

save time and make more confident decisions. At the same time, reviewers are supported with inline commenting tools and article-style formatting, enhancing the interactivity and efficiency of peer review.

The impact has been significant, with author satisfaction reaching almost 90%. The overall editorial process is now faster by more than 10%. Early data indicates quality improvements. For example, acceptance rates for manuscripts undergoing peer review have risen by approximately five percentage points, reflecting the benefits of enhanced feedback and collaboration in the new experience.

Advanced Integrity Toolkit

As in other sectors, science is at risk from fraudulent activity. Elsevier introduced an advanced ethics toolkit, using numerous signals and AI-based analysis to flag integrity concerns before and after publication. These include AI phrasing, authorship changes, and simultaneous submissions. Human experts validate flagged cases, ensuring that trust in the scientific record remains robust and authors get a consolidated view of reviewers' feedback, including annotation-based comments directly on their manuscripts, making it easier to address the feedback needed to improve their manuscript.

Crucially, Elsevier adopted a phased implementation strategy, introducing innovations incrementally and working in close partnership with editors and researchers throughout the process to support adoption. By combining cutting-edge technology with integrity-focused design and human expertise, Elsevier is delivering a publishing experience that is not only simpler and faster, but also more secure and supportive for all users.

Sherpath AI
Elevating nursing education with an adaptive digital and conversational tool

About Sherpath AI

Sherpath AI is an adaptive digital learning, conversational AI solution designed to enhance nursing education through personalised learning paths. Integrated within Sherpath, it introduces an interactive feature that allows students to ask questions in natural language and receive evidence-based answers drawn exclusively from Elsevier's trusted content. Already used by over 73,000 students (nearly 15% of all nursing students) and 6,000 instructors in the US, the tool has helped answer more than 7m enquiries in 2025. This real-time, AI-powered interaction deepens understanding, reinforces key concepts, and creates a more engaging and efficient learning experience for nursing and health education students.

In 2025, St. Johns River State College (SJR State) and Georgia Southern University (GSU) pioneered the use of Sherpath AI, Elsevier's artificial intelligence-powered learning platform, and investigated its potential for advancing undergraduate nursing education. The platform leverages responsible generative AI and Elsevier's evidence-based content to deliver personalised, dynamic support for both educators and students.

For Dr Vanessa Roth, Foundations Instructor at SJR State, ensuring exam integrity and fostering critical thinking were top priorities. She faced a significant challenge: test questions were circulating online.

"I can memorise a test question after seeing it once," she said. "If I can do that, students can too. It doesn't help them when they go on to harder classes. It's not helping them build the skills they need."

Sherpath AI transformed Dr Roth's approach to assessment. The platform enabled her to rapidly generate multiple versions of exams, saving her valuable time in the process. "I was able to write four different versions of the regular chapter exams, and then one final, within a month," she explained. She wanted to write new questions herself, but the time required to build and validate exams from scratch was daunting. "Without Sherpath AI, I never would have slept," she laughed.

Unlike generic AI tools, Sherpath AI is built on Elsevier's vast library of verified nursing education content and includes features like Osmosis videos, source citations, and alternative ways to explain difficult concepts. Dr Roth continued,

"It's tied to my book, so I know the content is accurate."

This not only protected test integrity but also saved considerable time, allowing Dr. Roth to focus on grading and curriculum development. Sherpath AI's adaptive capabilities meant that exam questions could be refined based on student feedback, continually improving their relevance and effectiveness.



73,000+
Sherpath AI was used by over 73,000 nursing students in the US in 2025

I love it. I absolutely love it. It's been a lifesaver, honestly.

Dr Vanessa Roth
Foundations Instructor, St. Johns River State College

The impact extended beyond SJR State. At Georgia Southern University, Sherpath AI was introduced in two undergraduate nursing courses, reaching over 140 students. Usage data revealed that students engaged with Sherpath AI most intensively during exam periods, with weekly queries ranging from 46 to 670 per course. Notably, students began using Sherpath AI for subjects beyond those where it was formally introduced, including pharmacology, obstetrics, and pediatrics. This cross-disciplinary adoption highlighted the platform's intuitive design and broad relevance.

A survey of a sample of students at GSU underscored Sherpath AI's positive influence on student learning at that institution. Over 70% of respondents reported that Sherpath AI "inspires me to learn new things," while over 60% said it "makes them feel more empowered" and "more involved with their studying." Additionally, over 65% indicated that Sherpath AI "improved their performance," "gave them control over their studies," and "enhanced their learning effectiveness."

Dr Roth's experience reflects the transformative potential of Sherpath AI: "I love it. I absolutely love it. It made it so much easier for me to be able to do my job a lot faster and more efficiently, because I knew that the questions were good."

By combining world-class educational content with advanced AI technology, Sherpath AI helps educators safeguard exam integrity, nurture critical thinking, and empower students to take charge of their learning.

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

Legal

We help lawyers win cases, manage their work more efficiently, serve their clients better, and grow their practices by deploying advanced analytics and latest, cutting-edge technology, including artificial intelligence. We assist corporations in better understanding their markets and monitoring relevant news. We partner with leading global associations and customers to help advance the Rule of Law across the world.

Business overview

Legal helps its customers improve decision-making, achieve better outcomes and increase productivity by providing tools that combine legal, regulatory and business information with powerful analytics.

LexisNexis Legal & Professional is headquartered in New York and has further principal operations in Dayton, Raleigh, and Toronto in North America, London and Paris in Europe, and cities in several other countries in Africa and Asia Pacific. It has 11,900 employees worldwide and serves customers in almost 150 countries and territories.

Revenues for the year ended 31 December 2025 were £1,806m, compared with £1,718m in 2024 and £1,655m in 2023. In 2025, 68% of revenue came from North America, 22% from Europe, and the remaining 10% from the rest of the world. Subscription represented 85% of revenue and transactional revenues represented 15%.

LexisNexis Legal & Professional is organised in market-facing groups, focused on Law Firms & Corporate Legal, Government & Academic, and News & Business markets. Content and tools are tailored to the specific geographic markets served, supported by global shared services organisations providing platform and product development, operational and distribution services, and other support functions.

Law Firms & Corporate Legal, representing around 70% of revenue, provides legal professionals across law firms and corporate legal departments with electronic reference, decision tools, and analytics to help make better informed decisions in the practice of law.

Standard products for legal research and analytics include Lexis, Lexis+, and Lexis+ AI, which provide statutes and case law combined with analysis and expert commentaries from secondary sources, such as Matthew Bender, and incorporate the leading citation service, Shepard's, advising on the continuing relevance of case law precedents.

Lexis+ AI was introduced in the US in 2023 and is a generative AI platform designed to transform legal work. It is built and trained on one of the world's largest repositories of accurate and exclusive legal content, leveraging an extensive collection of documents and records to provide customers with trusted, comprehensive legal results with unmatched speed and precision and backed by verifiable, citable authority. The new Lexis+ AI technology features conversational search, insightful summarisation, uploaded document analysis, and intelligent legal drafting capabilities, all supported by state-of-the-art encryption and privacy technology to keep sensitive data secure.

In slightly over two years since the launch of Lexis+ AI, we have gained widespread adoption of the platform – over half of all US new and renewing customers are adopting Lexis+ AI. In 2025, Lexis+AI delivered answers to over five million prompts in the US alone.

LexisNexis Protégé, a new personalised AI Assistant in Lexis+ AI, was launched in Q1 2025. Protégé is an AI feature of LexisNexis that integrates with legal document management systems to deliver uniquely personalised work product in a private, secure setting. In 2025, Protégé expanded globally across key LexisNexis markets in the US, Asia-Pacific, Europe, and Africa – and was integrated into several products in the LexisNexis portfolio.

Lexis Create+ is an AI-powered personalised legal drafting tool that helps users build comprehensive legal drafts right within the Microsoft Word environment. The drafting, analysis and strategy can be enhanced with direct integration into customer document management systems. Lexis Create+ launched in multiple LexisNexis markets in 2025.

Lexis+ is the core online research platform and is being rolled out in additional countries and enhanced in existing countries. New geographical roll-outs in 2025 included France and China. In existing markets, content and product enhancements improved our offerings. 2025 enhancements in the UK and Canada expanded practice areas, added legislative tracking, and improved customer access.

In 2025, LexisNexis continued to broaden the reach of its decision tools and analytics through Lex Machina. Litigation Analytics on Lexis+ AI helps users analyse courts, judges, attorneys, and law firms. In July of 2025, Lex Machina rolled out a new Party Analytics feature, offering practitioners even more valuable insights and more exposure to Lex Machina's industry-leading analytics capabilities. Lex Machina also launched a Protégé integration, enabling customers to enter a question, statement, or prompt and receive an output of suggested analytics tailored to their case needs, ensuring fast, data-backed legal insights.

LexisNexis expanded legal news coverage with Law360 in 2025, publishing over 60,000 news and analysis articles and growing its readership by over 10%. It also expanded global legal news coverage with the launch of Law360 Criminal Practice section covering the full spectrum of criminal law developments. From a product standpoint, Law360 added new features including customised news recommendations and enhanced pulse leaderboard analytics allowing firms to compare themselves to peers.

In the Intellectual Property (IP) analytics space, a Protégé integration was launched within the PatentSight+ platform, enabling users to ask questions in plain language and receive fast, structured, visual answers drawn from global patent data and scientifically validated metrics.

LexisNexis Regulatory Compliance is positioned to support our clients in key regions globally, including the US and UK, assisting them in maintaining compliance registers across numerous topics including cybersecurity, banking, gambling and more. The continuously expanding content portfolio is focusing on key legal obligations content in highly regulated industries and areas of law.

LexisNexis also supplies software solutions for legal spend management, matter management, and client engagement. CounselLink+, a fully integrated Enterprise Legal Management and Contract Lifecycle Management platform, features interconnectivity to the LexisNexis portfolio, Practical Guidance templates within the Contract module, and Ask Legal on Microsoft Teams. In 2025, CounselLink+ launched a Protégé integration which can provide matter and invoice summarization and generate actionable insights. InterAction+, LexisNexis's legal Customer Relationship Management platform, continued building cloud capabilities to enable customer migration.

In 2025, LexisNexis continued to pursue inorganic growth opportunities and expand its integrations across the global legal ecosystem. In June 2025, LexisNexis agreed a strategic alliance with Harvey, an AI platform for legal and professional services, whereby LexisNexis will integrate its Lexis+ AI capabilities (powered by LexisNexis content) within the Harvey platform, further advancing LexisNexis's strategy of meeting customers where they work. The alliance also envisages the joint development of advanced legal workflows and potential expansion to other regions outside the US.

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information



 **Lexis+ AI**™

Lexis+ AI is a generative AI platform designed to transform legal work through enhanced search, summarisation and drafting capabilities

 **Lexis+**®

Lexis+ is a legal analytics ecosystem that uses AI and superior search technology to deliver legal research and news, data-driven insights, and practical guidance seamlessly into legal workflows

 **LexisNexis Protégé**™

LexisNexis Protégé is a personalised AI assistant that reduces repetitive tasks, tackles complex analyses, and delivers exceptional work for legal and business professionals

 **Lex Machina**

Lex Machina provides Legal Analytics to law firms and companies, enabling them to craft successful strategies, win cases, and close business

 **CounselLink**®

CounselLink+ is an award-winning Enterprise Legal Management (ELM) solution designed for corporate legal departments, offering enhanced matter management, legal spend control, contract lifecycle management and AI-powered insights to drive efficiency, transparency, and strategic decision-making

 **Nexis**®

Nexis provides access to an expansive collection of news, company, legal, and regulatory data necessary to make smart business decisions



For more information visit relx.com

LexisNexis is also continuing its mission to advance the Rule of Law around the world through the efforts of the LexisNexis Rule of Law Foundation, a non-profit entity that conducts projects globally to promote transparency of the law, access to legal remedy, equal treatment under the law, and independent judiciaries.

The Legal mission to advance the Rule of Law globally has continued to benefit the 5.1bn people who are outside of the umbrella protections of the Rule of Law. LexisNexis Rule of Law Foundation, along with the LexisNexis commercial teams, have contributed to projects to give accurate, quick, and fair answers to justice needs. These projects include utilising AI in a judgement writing tool for members of the Ugandan Judiciary; building and launching, with RELX and LexisNexis South Africa, a tax transparency tool for Ethiopia; training to introduce Afghani refugee lawyers to online research tools familiarising them with the technology and methodologies used in US law schools; chairing a panel on the future of Rule of Law in 20 years' time; providing guidance to professionals on how AI will shape the justice system; and donating access to LexisNexis products for non-profit supporting organisations to reduce emissions and, separately, to assist special prosecutors to build human rights cases in the Gambia.

Government & Academic and News & Business, representing around 30% of revenue, serves customers across government organisations and law schools as well as providing customers across industries with news and business information and insights, including company information and US Public Records.

In Government, LexisNexis legal research and analytics tools empower legal professionals across major US federal agencies and state and local government in upholding the Rule of Law. Products such as Lexis+, Lexis+ AI and Practical Guidance enable efficient research, while CaseMap helps manage and collaborate on legal cases. LexisNexis Reed Tech also provides patent data and document management services to the US Patent and Trademark Office, with over 50 years of partnership.

In 2025, LexisNexis set a new standard by becoming the first legal research platform to reach FedRAMP Ready status with Lexis+ for Government, underscoring our commitment to security and compliance in serving US federal and State agencies.

In Academic markets, LexisNexis actively engages with law school users with a focus on product features and research methods, reaching faculty and students across over 210 US law schools in 2025. Through national marketing and in-person programmes, LexisNexis helps students and faculty build search

dexterity and use leading legal analytics tools to tackle complex research, deliver quality drafts, and track key issues in the practice of law. In partnership with law schools, LexisNexis also plays a pivotal role in preparing students to navigate AI in professional legal environments. Notably, over 25% of student queries on Lexis+ are made through Protégé which holds a significant preference advantage over competing AI solutions.

News & Business standard products for business research are Nexis and Nexis+ AI, which provide access to over 40,000 licensed sources, including a 45-year news archive across over 50 different languages. Other core products include Nexis Newsdesk for media monitoring, and Nexis Diligence+ for risk assessments.

Nexis+ AI, a generative AI platform designed to transform business research, was launched in 2024 and has continued to evolve over the course of 2025. The platform enables users to generate cited, multi-source answers to research questions, explore LexisNexis news and company data through intuitive Company Profiles, create time-saving summaries of articles, filings, analyst reports, and more. With these enhancements, corporations can now streamline research, uncover insights faster, and gain a competitive edge.

Market opportunities
Longer-term growth in legal and regulatory markets worldwide is driven by increasing levels of legislation, regulation, regulatory complexity and litigation, and an increasing number of lawyers.

Additional market opportunities are presented by the advent of generative AI and increasing demand for online information solutions, legal analytics, and other solutions, along with decision support solutions that improve the quality and productivity of research, deliver better legal outcomes, and improve business performance. Notwithstanding this, legal activity and legal information markets are also influenced by economic conditions and corporate activity.

Strategic priorities
LexisNexis Legal & Professional's strategic goal is to enable better legal outcomes and be the leading provider of workflow and productivity enhancing information, analytics, and information-based decision tools in its market. To achieve this, LexisNexis is focused on introducing next-generation products and solutions on the Lexis platform and infrastructure; incorporating advanced technologies including generative AI; embedding LexisNexis products within hundreds of customer workflows; driving long-term international growth; and upgrading operational infrastructure, improving process efficiency, and gradually improving margins.

2025 Revenue £1,806m



Geography
- Rest of world 10%
- Europe 22%
- North America 68%

Type
- Transactional 15%
- Subscription 85%

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

Across segments, LexisNexis is focused on the ongoing development of advanced legal research and practice solutions that help lawyers make data-driven decisions with greater accuracy and efficiency. Global functions and presence enable LexisNexis to effectively launch and scale products such as Lexis+ AI across segments, leveraging shared assets from product design to back-end functionality.

Business model, distribution channels and competition
LexisNexis Legal & Professional products and services are generally sold directly to law firms and to corporate, government and academic customers on a paid subscription basis, with subscriptions often under multi-year contracts.

Some LexisNexis research and reference content is sold in a print format. From 2025, print and print-related activities are managed and reported separately.

Principal competitors for LexisNexis in US legal markets are Westlaw (Thomson Reuters), CCH (Wolters Kluwer), and Bloomberg. In news and business information, key competitors are Bloomberg, Factiva (News Corporation) and Reuters News (Thomson Reuters).

Significant international competitors include Thomson Reuters, Wolters Kluwer and Factiva.

2025 financial performance

	Restated 2024 GBPm	2025 GBPm	Change in GBP	Change at constant currency	Underlying growth
Revenue	1,718	**1,806**	+5%	+8%	**+9%**
Adjusted operating profit	381	**415**	+9%	+11%	**+12%**

2024 results restated to reflect business area reporting changes

Further improvement in underlying revenue growth driven by AI-enabled legal analytics and tools
Underlying revenue growth of +9%, a further step up in growth from 2024. Strong growth continues to be driven by the shift in business mix towards higher growth, higher value legal analytics and tools.

Underlying adjusted operating profit growth of +12%, leading to a further improvement in adjusted operating margin.

In Law Firms & Corporate Legal, double-digit growth is being driven by the continued adoption of our core AI-enabled legal research and analytics platform and our integrated agentic legal assistant (Lexis+ AI and Protégé). Ongoing releases of new functionality, including General AI and Workflows, and deeper integration of our tools on our core platform with its comprehensive, verified legal content, is enabling us to increase our value-add and serve an increasing number of use cases.

In Government & Academic and News & Business, good growth continues to be driven by the further extension of analytics and decision tools.

Renewals and new sales are strong across all key segments.

2026 outlook
We expect continued strong underlying revenue growth with underlying adjusted operating profit growth exceeding underlying revenue growth.



Revenue
GBPm
Underlying growth **+9%**
1,718 1,806
2024 **2025**

Adjusted operating profit
GBPm
Underlying growth **+12%**
381 415
2024 **2025**

Lexis+ AI

How Rupp Pfalzgraf increased case capacity while enhancing service quality, using LexisNexis Legal & Professional's fully integrated next generation legal assistant

About Lexis+ AI

Lexis+ AI is a generative AI solution designed to transform legal work. It enables conversational legal research, insightful summarisation, intelligent legal drafting, and document upload and analysis capabilities. Answers are grounded in LexisNexis proprietary legal content and enhanced by Shepard's Knowledge Graph, ensuring reliability and completeness. Lexis+ AI is backed by world-class encryption and data privacy technology.

About Rupp Pfalzgraf

Rupp Pfalzgraf is a full-service law firm based in Buffalo, New York. Founded in 2000 by three entrepreneurial attorneys, the firm has grown into a forward-thinking practice serving a broad range of clients. Known for its innovation, Rupp Pfalzgraf continuously adopts cutting-edge legal technology to deliver high-quality services with a client-first focus. The firm has always prioritised innovation, leveraging technology to enhance service delivery and maintain a competitive edge.

Legal research, one of the most time-consuming aspects of practice, posed a bottleneck – especially when managing high-volume or complex matters. The leadership team recognised the need for AI-powered tools to streamline workflows, improve accuracy, and enable attorneys to respond more efficiently.

In 2023, the firm adopted Lexis+ AI to optimise its research and drafting workflows. Unlike other AI tools, Lexis+ AI met Rupp Pfalzgraf's high standards for data security and reliability. The firm was particularly drawn to the ability to delete user inputs, which aligned with internal values and privacy policies.

The adoption process was structured and seamless, beginning with pilot programmes for a select group of attorneys and eventually expanding across the firm. The results were transformative. Attorneys now complete complex legal research in a fraction of the time, with significantly improved accuracy and confidence. For example, tasks such as drafting third-party insurance coverage opinions that previously took up to nine hours now take just two and a half hours.

10%

Rupp Pfalzgraf increased its average caseload per attorney by 10% since adopting Lexis+ AI.



Lexis+ AI has revolutionised how we work. We're more efficient, more competitive, and more prepared than ever. This isn't just a tool for today – it's a foundation for the future.

R. Anthony Rupp III
Founding Partner

The impact of Lexis+ AI extended to litigation preparation, oral arguments, motions drafting and workplace investigations. Attorneys have reported completing federal court motions in one-quarter of the original time. The ability to extract, summarise and compare information quickly has enhanced both strategic planning and client communication.

Notably, Lexis+ AI has also helped attorneys branch into new practice areas with confidence. In one instance, a lawyer unfamiliar with vaccine waiver laws for school districts was able to deliver accurate results and win the case – something previously outside their scope.

Rupp Pfalzgraf has embraced Lexis+ AI not just as a tool, but as a catalyst for cultural change and future growth. The firm now trains paralegals and clerks to leverage AI in meaningful ways, expanding capacity across roles.

LexisNexis Protégé

LexisNexis Legal & Professional's fully integrated next generation legal assistant

About LexisNexis Protégé

Protégé is an advanced AI assistant designed to enhance productivity, improve work quality, and help legal and business professionals unlock new economic value. Protégé marks a transformative change, allowing users to customise the assistant to their roles, practice areas, jurisdictions, and styles. For example, Protégé combines agentic AI with authoritative content to draft, research and review legal work across litigation, judicial and transactional workflows, acting like a junior associate, a law clerk or a drafting assistant, depending on the user's role.

Unlike traditional generative AI, Protégé uses agentic AI technology to navigate complex workflows, break down tasks, collaborate with the user and review its own work before human review. Protégé can dynamically suggest or execute next steps based on user goals, either autonomously or with user guidance. Protégé is developed with a human in the loop and adheres to the highest standards of security, compliance and privacy.

LexisNexis Legal & Professional began experimenting with agentic AI in 2023 and was among the first to introduce a legal agentic AI solution with Protégé in January 2025.

Protégé builds on a decade of LexisNexis investment in AI technologies, robust tools and proprietary content, including more than $1bn in technology spend. The technology platform seamlessly integrates the latest AI advancements within a multi-cloud infrastructure and provides a proprietary framework for developing legal-tuned agents grounded in LexisNexis comprehensive, authoritative and enriched legal content.

Agentic systems require robust tools to execute tasks. Protégé agents leverage the company's trusted tools including semantic search, Shepard's citation validation, caselaw summarisation and a knowledge graph that interlinks authoritative datasets for highly relevant, trustworthy AI responses.

LexisNexis AI development combines a multi-model approach that selects the best model for each customer use case, model fine-tuning alongside expert legal professionals and model distillation for high model performance.

Flexible and Adaptable Agentic Framework

In agentic frameworks, models can reason through a series of steps and use tools to complete workflows. In Protégé, some workflows are completed autonomously by the agent, while others involve human-AI collaboration, where user input guides the agent's behaviour. The proprietary LexisNexis agentic AI framework is designed to be adaptable, allowing AI agents to be tailored to a legal professional's workflow.

LexisNexis continues to develop this framework, balancing automation with transparency and user control, enabling users to see the model's reasoning and guide its behaviour.

1,000

LexisNexis conducts over 1,000 customer discovery interactions each week. These insights directly shape the products our customers use.





Agentic performance depends on authoritative content, firm knowledge, orchestration and governance. Uniquely, we combine all four. LexisNexis has the industry's most trusted content, customer content integration, mature workflow connectors and enterprise controls. Protégé is a step-change from answers to outcomes, significantly expanding productivity for customers.

**Sean Fitzpatrick
CEO LexisNexis North America, UK and Ireland**

Legal-Tuned AI Agents

Protégé leverages a diverse set of AI agents within this framework. Some function as adaptable generalists, for broad tasks such as analysing customer data or conducting web searches, others operate as specialists for reviewing contracts or answering legal questions. By integrating these agents into multi-agent workflows, Protégé can dynamically manage complex legal work while delivering more accurate and highly personalised results.

Expansion

Protégé is designed to integrate seamlessly into the existing workflows of professionals. It is available across the LexisNexis suite of products, including Lexis+ AI, Lexis Create+, Lex Machina, PatentSight+ and CounselLink+, as well as in the broader market ecosystem, including highly used products such as Microsoft Word and Teams.

Protégé is available across multiple regions including the US, the UK, Canada and France. It follows the global roll out of Lexis+ AI in 2024. Both Protégé and Lexis+ AI have been among the fastest-adopted products in the company's history.

LexisNexis is expanding Protégé with General AI, giving users a single search experience that unifies insights from open web search, proprietary LexisNexis content, and customers' own documents. As LexisNexis continues to adopt new technologies and refine its agile processes, the velocity of innovation, product development and rollouts is accelerating. The company applies the principle of extreme re-use, shortening the rollout cycles from years to weeks.

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

Exhibitions

We help customers build their businesses through face-to-face events and digital tools, enabling innovation and supporting the economic development of local markets and national economies around the world.

Business overview

Exhibitions combines industry expertise, digital tools, and data to help customers connect in-person and online, discover new markets, source products, generate leads, and transact.

RX has its headquarters in London and has further principal offices in Paris and Düsseldorf in Europe, Norwalk (Connecticut), Mexico City and São Paulo in the Americas, Beijing, Shanghai, Tokyo and Singapore in Asia, and Sydney, Australia. RX has 3,400 employees worldwide and its portfolio of events serves 41 industry sectors.

Revenues for the year ended 31 December 2025 were £1,186m compared with £1,239m in 2024 and £1,115m in 2023. In 2025, 20% of RX's revenue came from North America, 36% from Europe and the remaining 44% from the rest of the world on an event location basis.

Six million participants welcomed the opportunity to build their businesses at RX face-to-face events. RX ran 274 face-to-face events across 41 industry sectors in 25 countries.

RX organises influential events in key global markets, each designed to address the specific needs of each industry. Participants from around the world meet in-person to learn, network, source products or leads, and trade. RX's portfolio spans a broad range of sectors, including travel, chemical ingredients, renewable energy, life sciences and pharmaceuticals, real estate, construction, advanced materials, electronic manufacturing, advanced manufacturing, data analytics, AI & cybersecurity, transport, jewellery, gifts, comic conventions, physical security, media, and fitness. RX makes selective launches to increase presence in attractive sectors (such as Expo Nacional Ferretera for the hardware and home improvement industry, Mexico) and to extend successful value propositions into new markets (such as FIBO expanding into Saudi Arabia).

In 2025, RX extended the continuous improvement, range and depth of digital and data products offered, increasing their sophistication and the value delivered to customers. These products gave buyers and sellers increasingly valuable ways to achieve their objectives before, during, and after an event. These products provide new insights for customers and event teams into customers' activity, performance, and results at its events, helping drive their decision-making. RX's digital platform enables rapid experimentation and learning by testing new features and products and handing the outcomes of these tests from one event to the next. Digital products grew in 2025 with electronic revenue accounting for 8% of revenue.

Market opportunities

RX is positioned well for further growth in face-to-face events. This growth will be complemented by rising adoption of – and revenue from – data, digital tools, and platforms, both stand-alone and as part of multi-channel events. These events and digital tools are a key lever for RX customers' businesses and national economies to expand.

Growth in the exhibitions market is influenced by business-to-business marketing spend and by business investment. Historically, these have been driven by levels of corporate profitability, which in turn has followed overall growth in gross domestic product. Emerging markets and higher growth sectors provide additional opportunities. RX's broad geographical footprint and sector coverage allow it to respond effectively to changes in global trade and capture growth opportunities as they emerge. Not all events are held annually and so growth in any one year is affected by the cycle of non-annual exhibitions.

Strategic priorities

RX's long-term strategic goal is to provide discernible and improving value to buyers and sellers by connecting them to build their businesses, through a mixture of learning, networking, sourcing products or leads, and completing deals. We deliver this value through a range of market-leading events, digital tools and platforms in all major geographic markets and higher growth sectors. This allows exhibitors to target and reach new customers quickly and cost-effectively, under one roof and with an integrated set of digital tools, resulting in measurably higher value and improved outcomes. RX focuses on five main areas that position it for long-term success.

Customer value: RX constantly looks for ways to increase the value generated for customers, by innovating the offering and format of its events, continuously evolving every event to the most attractive segments in the industry, and by deploying digital and data tools and platforms to enhance and extend the in-person experience.

Portfolio development: RX actively shapes its portfolio through a combination of new launches, strategic partnerships and selective acquisitions and disposals, targeting the optimal mix of industry segments, geographic segments, value propositions and business models.

Best in class go-to-market capabilities: RX continues to drive innovative capabilities in all areas critical to its performance, including sales techniques and the use of analytics to generate insights both for RX and its customers. RX is enhancing its marketing efforts through the appointment of a Chief Marketing Officer and the adoption of AI and social listening technologies, to continuously attract the most valuable visitors and exhibitors to its events. RX is also increasing its pricing sophistication, including for a wider range of visitor segments to reflect the value they gain from attending an exhibition.

Operational efficiency: RX operates a lean and agile structure, able to respond quickly to changing circumstances and customer needs. RX's global technology platforms and more specialist functions allow RX to accelerate revenue growth, while controlling costs and embedding sustainability throughout the organisation. RX is improving the effectiveness and efficiency of these platforms and functions by utilising GenAI tools, in turn enabling faster deployment of digital products, new events and process innovation. RX is progressing well towards its sustainability goals; in 2025 RX published its first Sustainability Report and began to roll out a sustainability scorecard to help event teams assess and improve their performance.

Talent: RX develops talent by building strategically important capabilities and cultivating communities that collaborate to learn and share innovation and best practice. This is underpinned by a strong organisational culture of customer focus, entrepreneurial thinking, ambition and growth mindset.

RX continually enhances the value of its face-to-face events using data, analytics, and technology. RX's digital solutions help customers to better promote their presence at events, create more connections between the right buyers and sellers, increase the value of leads generated, and follow up on the most promising leads after the event, thereby demonstrably increasing the return on investment of customer spend at RX events. RX's digital solutions constantly evolve based on data and deep customer insight about the needs and behaviours of buyers and sellers in the different sectors in which it operates. RX has built a unified global technology platform and single data lake, enabling near real-time insights and faster global rollout of high-quality digital services. In 2025 this included scaling up Colleqt (the visitor-led tool capturing leads and information digitally instead of via business cards, bags, and brochures) in France and Japan.

Business model, distribution channels and competition

Over 70% of RX's revenue is derived from exhibitor fees, with the balance primarily consisting of admission charges, conference fees, sponsorship fees and digital tools. RX often works in collaboration with trade associations, which use the events to promote access for members to domestic and export markets, and with governments, for which events can provide important support to stimulate foreign investment and promote regional and national economic activity. RX increasingly offers visitors and exhibitors the opportunity to interact before and after the show using digital tools and platforms such as online directories, matchmaking, and mobile apps. RX is more actively shaping the exhibitor and visitor experience during the show, using digital tools and real-time recommendations.

RX is one of the largest event organisers globally in a fragmented industry, holding a global market share of less than 10%. Other international exhibition organisers include Informa, Clarion and the larger German Messen, including Messe Frankfurt, Messe Düsseldorf and Messe Munich. Competition also comes from industry trade associations and owners of event venues.

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information





mipim
Location: France
The world's property market



wtm London
Location: UK
Premier global event for the travel industry



arabian travel market Dubai
Location: UAE
The Middle East's meeting place for the travel trade



JCK
Location: US
The North American jewellery industry's premier event

ISC West
Location: US
International Security Conference & Exhibition

EuroBLECH
Location: Germany
Innovations for smart sheet metal working

in-cosmetics global
Location: France
International exhibition for personal care ingredients



mce mostra convegno expocomfort
Location: Italy
International exhibition for companies in the industry of HVAC+R, renewable energy and energy efficiency



World Meets Energy Smart Energy Week Osaka
Location: Japan
Japan's comprehensive exhibition for smart and renewable energy

New York Comic Con
Location: US
The East Coast's largest pop culture convention



Gifts & Home
Location: China
One of the largest business gifts & home fairs in China

FIBO Global Fitness
Location: Germany
International trade show for fitness, wellness & health

FEICON
Location: Brazil
International trade fair for the building industry



World Hydrogen Summit & Exhibition
Location: Netherlands
The world's dedicated hydrogen event

All Energy Australia
Location: Australia
Australia's clean energy event

Cannes Yachting Festival
Location: France
Europe's premier in-water boat fair

NEPCON Japan R&D and Manufacturing
Location: Japan
Asia's Exhibition for Electronics R&D, Manufacturing and Packaging Technology

Administration & Human Resources & Accounting Week
Location: Japan
Japan's one-stop shop for office related products and services

China Daily-use Articles Trade Fair
Location: China
China's event for suppliers and buyers in the housewares industry

KORMARINE
Location: Korea
International maritime and energy exhibition

Japan IT Week Spring
Location: Japan
Japan's comprehensive IT exhibition

Aircraft Interiors EXPO
Location: Germany
The world's marketplace for airlines and the supply chain to meet

AUTOMEC
Location: Brazil
International auto parts, equipment and services tradeshow

ILTM Cannes
Location: France
The International Luxury Travel Market



For more information visit relx.com

2025 Revenue £1,186m



Geography

Rest of world
44%
North America
20%
Europe
36%

Source

Visitors and other
26%
Exhibitors
74%

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

2025 financial performance

	2024 GBPm	2025 GBPm	Change in GBP	Change at constant currency	Underlying growth
Revenue	1,239	**1,186**	-4%	-2%*	**+8%**
Adjusted operating profit	398	**410**	+3%	+7%	**+9%**

* includes cycling effects of -5%

Strong underlying revenue growth and profitability improvement

Underlying revenue growth of +8%, reflecting the improved ongoing growth profile of our event portfolio. Reported revenue includes the effects of prior year disposals and event cycling.

Underlying adjusted operating profit growth of +9%, as we continue to manage underlying cost growth below underlying revenue growth, with margins now significantly above historical levels.

We continue to make good progress on value-enhancing digital initiatives, with increased usage of our growing range of digital tools for both exhibitors and attendees at our face-to-face events.

2026 outlook

We expect continued strong underlying revenue growth with an improvement in adjusted operating margin over the prior full year.



Revenue
GBPm
Underlying growth **+8%**
1,239   **1,186**
2024   **2025**

Adjusted operating profit
GBPm
Underlying growth **+9%**
398   **410**
2024   **2025**

Exhibitor Dashboard
Turning event data into informed decisions

About Exhibitor Dashboard

Exhibitor Dashboard is RX's response to its customers' need for transparent event data which quantifies the business value RX delivers. Built in-house by RX, Exhibitor Dashboard seamlessly integrates data from the company's registration, matchmaking, show directory and lead retrieval systems into one clear and simple to use personal dashboard, so exhibitors can assess their trade show performance in real-time, and gain critical insights to improve their return on investment year-on-year.

In an economic environment that demands accountability, exhibitors are under growing pressure to justify their investment in trade shows. They're not just looking for visibility. They want to see the business impact: concrete, actionable proof that events drive value.

Exhibitor Dashboard was built from the ground up, by listening closely to our customers and then working cross-functionally across our Customer Success, Data, Customer Insights, Digital, Sales, Show, and IT teams. One of the key challenges it overcomes is bridging the gap between exhibitors' expectations and what they can tangibly measure after the event. Too often, important signals like quality of leads or depth of visitor engagement were getting lost in the buzz of the show.

The Dashboard gives exhibitors clear and reliable insights into the value of their event participation by replacing guesswork with objective, real-time data and analytics. It brings together all their key event metrics in one place, including leads collected at the show, profile views, digital engagement and how many matchmaking recommendations were made based on attendee registration preferences.

From 12 weeks out, exhibitors can see how their brand is performing, who is engaging and where interest is building, helping them optimise their stand displays and tailor their messaging to customer needs. The dashboard surfaces valuable data such as company location and industry focus. It reveals how exhibitors are faring against competitors in their category. And it gives them actionable insights to improve customer engagement and lead generation before and during the show.

x2

Customer usage of the Exhibitor Dashboard has more than doubled in two years, with 66% of exhibitors now actively engaging, compared with 28% in 2023.



It's the easiest way to quantify what you have from the show. The event is a big investment for us; we've got to be smart and better prepared. Using the data in our event planning is key to having a successful result.

David Cho
Head of Strategy, Noon Shop, Vision Expo Exhibitor

After the event, they can use their lead data and analytics to prioritise their most promising prospects for follow-up, measure their return on investment and provide clear evidence of the value their participation delivered.

By diving into the data, exhibitors gain a deep understanding of their target audience's preferences and behaviour. Armed with this knowledge, they can refine their strategies, tailor their offerings and deliver a more engaging experience, driving stronger customer connections and boosting conversions at their next event.

FIBO

Creating a branded event for The Quality Group within FIBO

About FIBO

FIBO is the world-leading business and consumer event for fitness, wellness and health, taking place each year in Cologne, Germany. The 2025 event in April connected 992 exhibitors and partners with 154,890 business professionals and fitness fans, setting new records for the event's 40th anniversary year. In October 2025, FIBO extended its brand into Saudi Arabia with the debut of FIBO Arabia in Riyadh.

Home to the powerhouse brands ESN and More Nutrition, German-based The Quality Group (TQG), is a leading sports nutrition and dietary supplements holding company with annual sales of more than €800m in 2024.

In 2024, after several years of prioritising e-commerce and hosting its own branded events, TQG decided it was the right moment to return to FIBO. From the outset, the company made it clear that a standard booth would not meet its brand ambitions. The group was looking for something unique.

FIBO delivered with one of the show's most electrifying consumer activations in its 40 years – an immersive 'event within an event' concept combining the brand freedom and impact of ESN and More Nutrition's own events with the global reach and diverse audience FIBO provides.

The vision came to life in the form of a self-contained 8,000 square metre TQG hall within FIBO, complete with its own entrances, staging, sampling areas, athlete and influencer meet ups, and interactive fitness challenges. The scale of the activation required close collaboration between the FIBO and TQG teams, from operations and logistics to digital communications. Crowd management tools were deployed in partnership with the venue to ensure visitor flow and safety, while a dedicated landing page on fibo.com and coordinated social media campaigns extended engagement beyond the show floor.

So successful was the partnership, that TQG returned in 2025 with an even larger footprint of more than 9,000 sq m. The expanded concept introduced new elements: a targeted business-to-business programme for retailers, content-driven formats to educate consumers, activations across additional sports disciplines such as Mixed Martial Arts, and entertainment zones including a silent disco. ESN also took the role of headline sponsor for the first FIBO Bodybuilding Championship, further reinforcing its leadership in the sector.

At FIBO 2025, nine out of ten attendees visited the TQG hall. The partnership not only showcased TQG's brands but also created a powerful ripple effect – driving visibility, engagement, and impact across the entire event.

140,724

Over four days at FIBO 2025, 140,724 visitors passed through the TQG hall, underlining the extraordinary reach and appeal of the activation.



Bringing this project to life means far more than delivering an event – it is about living our values in every detail, uniting visions from across the company, and creating something greater than the sum of its parts.

Above all, it is our way of honouring our communities, listening to and fulfilling their needs, reminding us why we do what we do and how powerful it can be when people come together with a shared purpose.

Hannah Kloft
Head of Event & Sponsoring, The Quality Group

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

Corporate responsibility



In this section

Contact details
Your views are important to us.
Please send your comments to:
corporate.responsibility@relx.com

Or write to:
Dr Márcia Balisciano
Chief Sustainability Officer and Global Head of Corporate Responsibility
RELX
1–3 Strand
London
WC2N 5JR
United Kingdom
For more information, visit:

www.relx.com/corporateresponsibility
This report contains the RELX PLC Non-Financial and Sustainability
Information Statement for the purposes of Section 414CA and 414CB of
the Companies Act 2006.

Corporate responsibility overview



> **Corporate responsibility is not an activity. It is embedded in our values and in how we operate as a company. It is integral to our performance and the long-term sustainability of the business.**
>
> **Dr Márcia Balisciano**
> Global Head of Corporate Responsibility, RELX

Corporate responsibility begins with the purpose of the company. RELX is a global provider of information-based analytics and decision tools for professional and business customers, enabling them to make better decisions, get better results and be more productive.

Our purpose is to benefit society by developing products that help researchers advance scientific knowledge; doctors and nurses improve the lives of patients; lawyers promote the rule of law and achieve justice and fair results for their clients; businesses and governments prevent fraud; consumers access financial services and get fair prices on insurance; and customers learn about markets, and complete transactions.

Our purpose guides our actions beyond the products that we develop. It defines us as a company. Across RELX our employees are inspired to undertake initiatives that make unique contributions to society and the communities in which we operate.

We act with high ethical standards, while using our strengths to make a positive impact on society. To us, Corporate Responsibility (CR) is not a programme or prescriptive set of activities, it is how we conduct ourselves and our business on a daily basis. It is the responsibility of everyone at RELX.

Our focus on CR gives us a long-term sustainable, competitive advantage. It inspires confidence in our stakeholders, and provides a licence to operate in the communities in which we live and work. It underpins our business strategy to deliver improved outcomes for our customers by combining leading content and data sets with advanced technologies. It helps us build leading positions in long-term global growth markets and leverage our skills and assets.

We align the objectives we set for our unique contributions, and for key areas that impact all companies such as governance, people, customers, community, supply chain and environment with the United Nations Sustainable Development Goals (SDGs) to support the achievement of these 17 global goals by 2030.

We believe in timely, comprehensive reporting. Key non-financial metrics, including for environment, people, community and supply chain are independently assured. CR is an integral part of the statements of the Chair, CEO and CFO (see pages 3, 4, and 66). RELX's Sustainability Statement has been prepared in accordance with the European Union Corporate Sustainability Reporting Directive (CSRD) and the European Sustainability Reporting Standards (ESRS) as adopted by the European Commission (see pages 208-231).

We pursue robust governance of CR issues for which the CEO is responsible to the Board. Our business area and functional leaders are accountable for CR performance, supported by clear objective setting, CR Forum monitoring and engagement from over 5,300 colleagues in our internal CR networks.

Sustainable Development Goals (SDGs)
We're committed to doing our part to advance these essential objectives for the world. Throughout the Corporate Responsibility section of this report, SDG icons highlight the SDGs relevant to the content.

🖥 Visit the RELX SDG Resource Centre
www.sdgresources.relx.com



Commitment to the United Nations Global Compact
The United Nations Global Compact (UNGC) links businesses around the world with UN agencies, labour and civil society in support of Ten Principles encompassing human rights, labour, the environment and anti-corruption. We work to further UNGC principles within RELX and in our supply chain. We complete the Enhanced Communication on Progress annually and our Global Head of Corporate Responsibility serves on the Board of the Foundation for the Global Compact.

🖥 For more information visit: **www.unglobalcompact.org/ what-is-gc/participants/7909**



Overview
Market segments
Corporate responsibility
Financial review
Governance
Financial statements and other information

2025 key corporate responsibility data

	2021	2022	2023	2024	**2025**
Revenue (GBPm)	7,244	8,553	9,161	9,434	**9,590**
People					
Number of full-time equivalent employees (year end)	33,500	35,700	36,500	36,400	**37,600**
Percentage of women employees (%)^	50	50	51	51	**51**
Percentage of women managers (%)^	44	44	45	46	**46**
Percentage of women senior leaders (%)[1]^	30	31	31	32	**31**
Percentage of ethnic minority US/UK managers (%)^	19	19	20	21	**22**
Percentage of ethnic minority US/UK senior leaders (%)[1]^	10	12	15	17	**19**
Community[2]					
Total cash and in-kind donations (products, services and time (GBPm))^	10	12	12	12	**11**
Market value of cash and in-kind donations (GBPm)^	21	23	23	23	**20**
Percentage of employees volunteering (%)[3]^	32	36	36	37	**38**
Total number of days volunteered in company time^	10,362	12,830	16,529	16,149	**14,782**
Health and safety (lost time)[4]					
Incident rate (cases per 1,000 employees)^	0.07	0.17	0.30	0.15	**0.19**
Frequency rate (cases per 200,000 hours worked)^	0.01	0.02	0.03	0.02	**0.02**
Severity rate (lost days per 200,000 hours worked)^	0.02	0.36	0.41	0.25	**0.28**
Number of lost time incidents (>1 day)^	2	5	9	5	**7**
Socially Responsible Suppliers (SRS)					
Number of key suppliers on SRS database[5]^	359	724	796	914	**954**
Number of independent external audits[6]^	111	119	125	137	**140**
Number of signatories to the Supplier Code of Conduct[7]^	3,670	4,467	5,322	6,056	**6,586**
Environment[8]					
Total on-site energy (MWh)^	125,095	117,997	110,750	89,745	**55,977**
Renewable electricity purchased (MWh)[9]^	105,793	98,013	92,621	77,412	**50,281**
Percentage of electricity from renewable sources (%)[9]^	100	100	100	100	**100**
Waste sent to landfill (t)[10]^	150	73	45	44	**32**
Percentage of waste diverted from landfill (%)[10]^	93	97	97	97	**96**
Water usage (m³)^	183,575	156,734	142,374	134,716	**111,810**
Climate change (tCO$_2$e)[8]					
Scope 1 (direct) emissions^	5,644	5,211	4,317	2,703	**1,966**
Scope 2 (location-based) emissions^	44,051	37,270	36,616	29,989	**19,500**
Scope 2 (market-based) emissions^	8,321	8,952	8,598	6,971	**5,294**
Scope 3 (flights) Cirium's EmeraldSky flight emissions methodology[11]^	3,402	15,879	16,999	19,172	**23,826**
Scope 1 + Scope 2 (location-based) emissions^	49,695	42,481	40,933	32,692	**21,466**
Scope 1 + Scope 2 (location-based) + Scope 3 (flights) emissions^	53,097	58,360	57,932	51,864	**45,292**
Scope 1 + Scope 2 (market-based) + Scope 3 (flights) emissions^	17,367	30,042	29,914	28,846	**31,086**
Paper					
Production paper (t)^	40,910	28,466	22,561	18,949	**16,927**
Sustainable content (%)[12]^	98	99	100	100	**100**
SDG Resource Centre					
Unique users^	133,832	155,082	220,815	303,837	**352,391**
New content items^	970	658	822	973	**935**

1   We define senior leaders as colleagues with a management grade of 17 and above.
2   Reporting period for Community metrics covers 12 months from December 2024 to November 2025.
3   All Group employees can take up to two days off per year, coordinated with line managers, to work on community projects that matter to them. Number of staff volunteering reflects the number of staff using volunteering hours, as well as those who participated in other Company-sponsored volunteer activities.
4   Accident reporting covers approximately 98% of employees.
5   Key suppliers on the SRS list changes year-on-year based on our business needs and changes in country risk designations.
6   RELX utilises a third-party audit platform, which allows sharing of supplier audits across the platform.
7   Signatories to the RELX Supplier Code of Conduct include suppliers who have signed the Supplier Code and suppliers with an equivalent code.
8   Climate change and environmental data (carbon, energy, water, waste) covers the calendar year.
9   We purchase renewable electricity on green tariffs at locations in the UK and Europe. US Green-e certified Renewable Energy Certificates (RECs) are applied to electricity consumption in the US. US Green-e certified RECs are also purchased to equal 100% of any non-renewable electricity consumed outside the US, which for 2025 is 19% of electricity. Only location-based emissions factors are applied on this portion of non-US electricity consumption.
10 Waste sent to/diverted from landfill from reporting locations excluding estimates from non-reporting locations. In the year, the coverage of waste reporting locations represented 70% of FTEs (74% in 2024).
11 Covers all flights booked through our corporate travel partners in the calendar year. Uses the proprietary Cirium fuel-derived methodology, Emerald Sky.
12 Percentage of paper graded as known and responsible sources by the Book Chain Project or certified to Forest Stewardship Council (FSC) or the Programme for the Endorsement of Forest Certification (PEFC). Includes less than 0.1% of paper not yet graded or certified.
^   Independently assured. See Independent Assurance Statement.

⬤ Reporting guidelines and methodology, business reports are available on **www.relx.com/additional-cr-resources**

2025 Corporate Responsibility recognition



MSCI ESG Ratings
• AAA rating



Sustainalytics ESG Risk Rating
• Top 1% of 14,700+ companies
• Top 2% in our industry (media)



S&P Global Sustainability Yearbook
• Included



Financial Times Europe's Climate Leaders
• Included



ISS Corporate ESG Performance
• Awarded Prime status



FTSE4Good Index Included in:
• FTSE4Good UK Index



STOXX Global ESG Leaders Indices
• Included



ECPI World ESG Indices
• Included



CDP
• Climate programme



SOCOTEC ISO14001
• Group certification



Workplace Pride Global Benchmark
• Awarded Advocate status



The Science Based Targets initiative (SBTi)
• Near-term science-based emissions reduction targets approved

2025 awards for excellence

Risk



LexisNexis Risk Solutions' ThreatMetrix won Best Fraud Risk, Detection, or Analytics Solution at the 2025 Regulation Asia Awards for Excellence

LexisNexis Risk Solutions' Firco Continuity named Financial Crime Product of the Year at the 2025 Risk Technology Awards

Scientific, Technical & Medical



Elsevier's ClinicalKey AI won the AI Innovation Award at the 2025 MedTech Breakthrough Awards

Elsevier's ScienceDirect AI was awarded Best Generative AI solution at the 2025 CODiE Awards

Legal



Nexis+ AI awarded Best Innovation in Generative AI at the 2025 AI TechAwards

LexisNexis Legal & Professional recognised across six categories at the 2025 ALM Awards with LexisNexis Public Records and Lexis Create+ securing top honours

Exhibitions



RX CEO, Hugh Jones, awarded the 2025 Exhibition News Pioneer Award

RX Global awarded the 2025 UFI Sustainable Development Award for Best Inclusion Initiative

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

Relevant SDGs

Our unique contributions

In the every-day conduct of our business, we make a positive impact on society through our unique contributions.

 Protection of society

 Advance science and health

 Promote the rule of law & access to justice

 Fostering communities

 Universal, sustainable access to information

Esther Heuver
Senior Publisher, Elsevier, Netherlands





Through Special Issues on the RELX SDG Resource Centre, we increase the visibility of leading research, ensuring broad access to impactful knowledge that can drive positive change.

Risk

LexisNexis Risk Solutions' products and services help protect society by detecting and preventing fraud, helping citizens securely access vital government benefits, and assisting law enforcement to keep communities safe.

A number of Risk products help customers recognise trusted transactions and reduce fraud. LexisNexis ID Compass Platform, for example, reduces digital fraud by combining physical, digital and behavioural identity intelligence to verify and authenticate consumer identities in real time without disruption for businesses or its customers. ThreatMetrix leverages shared global intelligence from millions of daily consumer interactions to identify signals of high fraud risk while BehavioSec uses behaviour intelligence to differentiate legitimate users from bots and cybercriminals. In the year, Risk published The Global Fraud and Identity Landscape Report, highlighting how businesses can significantly enhance fraud detection by integrating shared digital identity intelligence and multi-layered security systems to maintain consumer trust.

2025 marked 25 years of the ADAM programme, developed by Risk to help the National Center for Missing and Exploited Children (NCMEC) find missing children. The programme uses Risk technology to quickly distribute missing child poster alerts to law enforcement, hospitals, and the public in specific geographic search areas. Risk launched a new interactive dashboard in the year, that enables the public to search missing child posters and filter them by location. ADAM distributed over 1.8m alerts featuring over 2,030 missing children which helped NCMEC resolve over 1,440 missing child cases in 2025.

Our data privacy principles, governance structures and control programmes enable us to comply with data privacy requirements and protect personally identifiable information.

2025 OBJECTIVE

Deploy financial inclusion flagship models which allow lenders to more easily detect fraud and other high-risk consumer behaviour

2025 PERFORMANCE

Financial inclusion is fundamental to improving the financial wellbeing of communities around the world. With adequate wages and access to appropriate financial tools, citizens are lifted out of poverty, (SDG 1); avoid hunger (SDG 2); have better health (SDG 3); are more likely to receive quality education (SDG 4); and more women are likely to aid the financial wellbeing of their communities (SDG 5), among other SDG benefits.

Worldwide, the World Bank estimates that 1.3bn adults lack access to formal financial services. Without access to basic transaction accounts, they lack a traditional credit record and are excluded from financial opportunities. The problem is often magnified in low-income countries, given gaps in identity verification and credit risk assessment.

In the year, Risk advanced an alternative data strategy which accelerates financial inclusion by enabling businesses to responsibly underwrite customers who have limited traditional credit records. Risk deployed an alternative data credit model in South Africa and Argentina, countries with distinct financial inclusion challenges. In South Africa, the model leverages non-traditional data sources such as mobile usage and digital transactions to assess credit eligibility in underserved communities. In Argentina, the model is similarly being used to support financial institutions in navigating economic volatility by integrating alternative data into credit assessments. These efforts reflect our commitment to expanding access to financial services through innovative, data-driven approaches tailored to local market needs.

We prioritise individuals' privacy concerns across all jurisdictions where we operate. We work with established privacy advocacy groups, federal and state legislators and other interested parties and operate within relevant legal, regulatory, ethical and best practice frameworks. Risk's products and services align with SDG 16 (Peace, Justice and Strong Institutions) and SDG 10 (Reduced Inequalities), among others.

Scientific, Technical & Medical

Elsevier advances scientific knowledge and human welfare, spurs innovation and enables critical decision-making through its science and health publications. Elsevier published over 795,000 articles in 2025. It is focused on expanding access to content in places where resources are often scarce. For example, Elsevier is a leading contributor and founding partner of Research4Life, a partnership with UN agencies and over 200 publishers through which we provide core and cutting-edge scientific information to researchers in over 125 low- and middle-income countries. Elsevier provides around 14% of the material available in Research4Life, encompassing approximately 5,500 journals and 35,000 e-books. In 2025, there were over 942,000 total Research4Life downloads from Elsevier's research platform, ScienceDirect.

SSRN is Elsevier's preprint and early-stage research platform. It allows researchers around the world to openly share their work so that it is freely available to others in their field and the wider research community, promoting discussion, collaboration and an exchange of ideas. In 2025, over 1,200 Elsevier journals offered researchers the opportunity to simultaneously submit a paper for publication and also post it as a preprint on SSRN.

Elsevier's 4th Generation University initiative, developed in partnership with a group of 12 Universities, positions universities as orchestrators of regional innovation, achieving societal and economic impact through partnerships with industry, government, and civil society. More than 50 universities from over 30 countries have joined the 4th Generation University community to date. The initiative was awarded the Thought Leadership Industry Catalyst prize at the 2025 Thought Leadership For Tomorrow Awards for bringing universities together to embrace local innovation with the aim of tackling pressing challenges and driving regional economic growth.

Elsevier makes a significant contribution to SDG 3 (Good Health and Well-Being), SDG 5 (Gender Equality), SDG 10 (Reduced Inequalities) and SDG 13 (Climate Action).

2025 OBJECTIVE

Advance research by women scientists in collaboration with the Falling Walls Foundation, providing access to resources, networks and training

2025 PERFORMANCE

Elsevier works to build capacity and equity in research and health for an inclusive and sustainable future. The Elsevier Foundation partnered with the Falling Walls Foundation to sponsor the Women's Impact Award, which celebrates visionary scientists whose interdisciplinary, and ground-breaking research advances gender equity and creates meaningful impact for women and girls. The three 2025 winners, selected from 85 applications, were Colette Wabnitz, recognised for her work on gender equity in fisheries; Omneya Attallah, chosen for her work on early detection of breast cancer in resource limited settings; and Ângela Gonçalves,



awarded the Science Breakthrough of the Year award for her research on women and healthier aging. In addition, two workshops for the 2025 cohort of Female Science Talents Intensive Track which inspires and empowers talented women researchers to progress careers were held in the year. Participants came together to discuss science communication, women's career paths, industry insights, and purpose-driven science. This work supports SDG 5, Gender Equality.

Legal

Through its content, data and analytics, LexisNexis Legal & Professional supports the four components of the Rule of Law: transparency of law, equality under the law, independent judiciaries and accessible legal remedy. Its global legal and news database contains over 207bn documents and records providing transparency of the law in around 180 countries and territories, with some 1.9m new legal documents added daily.

The LexisNexis Trust Center was launched in 2025, a centralised hub designed to provide customers, partners and regulators with clear, accessible information about the company's security posture, privacy practices, governance frameworks, and compliance commitments. The Trust Center aims to provide customers and partners around the globe with transparency and confidence in our technology.

LexisNexis Legal & Professional partners with the International Bar Association (IBA) on the eyeWitness to Atrocities App, which allows human rights defenders to document and report human rights abuses in a secure and verifiable way so information can be used as admissible evidence in relevant forums. LexisNexis Legal

& Professional's data hosting capabilities provides a secure repository for the information. Over 80,000 photos and videos have been captured through the app since 2015.

The LexisNexis Legal & Professional US Voting Laws and Legislation Center offers free public access to insights on proposed bills, codes and real-time updates for the most accurate data.

LexisNexis Legal & Professional partners with leading industry associations to recognise individuals and organisations for their commitment to the Rule of Law. 2025 award honourees include; Seve Aydin-Izouli and Héctor Estuardo Reyes Chiquín, recipients of the Union Internationale des Avocats/LexisNexis Rule of Law Award; and Oluwafunke Adeoye, recipient of the IBA Outstanding Young Lawyer of the Year Award, jointly established by Legal and the IBA Young Lawyers Committee, to honour young lawyers who have demonstrated excellence, commitment to professional and ethical standards, and dedication to the community at large.

LexisNexis Legal & Professional advances SDG 16 (Peace, Justice and Strong Institutions) through its products and services that promote the Rule of Law.

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

2025 OBJECTIVE

Provide research and training to Afghan women studying for law degrees in the United States in association with the American Bar Association

2025 PERFORMANCE

Legal partners with the American Bar Association on their Afghan Legal Professionals Programme which provides resettled Afghan legal professionals, particularly women, access to legal education, accreditation, mentoring and training that will allow them to pursue law careers in the United States. Since 2023 LexisNexis Legal & Professional have provided a bespoke online legal research training course for participants of the programme.

In 2025, 16 Afghan legal professionals were pursuing US legal accreditation in Master of Law programmes and preparing for bar examinations. Seven participants graduated in the year, and Salma Ahmadyar became the first programme participant to successfully pass the bar exam in Wisconsin and was admitted to practice law in the year. This work supports SDG 16 (Peace, Justice and Strong Institutions).


16
PEACE, JUSTICE AND STRONG INSTITUTIONS

Exhibitions

Exhibitions helps to foster communities by connecting customers face to face and digitally, allowing them to learn about markets, source products and complete transactions. Participants benefit by making connections and doing business in person, allowing them to see many customers and suppliers at one time. Exhibitions foster collaboration, spark innovation and support progress toward a more inclusive and sustainable global economy.

The PGA Show is RX Global's golf exhibition. It advanced event sustainability in the year by aligning with RX's Net Zero Carbon Events pledge, integrating waste-reduction, inclusive design and digital engagements for more than 22,000 attendees and 1,025 exhibiting brands.

KORMARINE, RX's maritime and energy exhibition welcomed more than 27,000 visitors and 695 exhibitors from 23 countries to Busan, South Korea in 2025. This year's event featured the debut Next Energy Pavillion focused on future fuels and renewable energy, highlighting RX's role in advancing decarbonisation and innovation in the shipping and energy sectors.

MIPCOM Cannes 2025 featured the sixth edition of the MIP SDG Awards, honouring Secuoya Studios for its commitment to the UN SDGs and for driving measurable progress through content creation and production practices. Presented in partnership with the United Nations, the 2025 awards recognised leadership in advancing sustainability and inclusion across the global media industry.

At the 2025 edition of World Travel Market in London sustainability, investment and inclusive growth in global tourism were highlighted, aligning industry investment with purpose-led travel. Each event connects industries and also accelerates collective solutions to shared global challenges.

RX events support SDG 9 (Industry Innovation and Infrastructure), SDG 12 (Responsible Consumption and Production), SDG 17 (Partnerships for the Goals) and SDG 13 (Climate Action) through our Net Zero Events commitments.

2025 OBJECTIVE

Create an RX energy and waste emissions dashboard to monitor performance and publish RX event energy and waste emissions

2025 PERFORMANCE

On World Environment Day 2025 RX published a first Sustainability Report, with assured 2024 data on RX business travel, event energy and event waste emissions. Between 2018 and 2024 RX achieved a 35% reduction in event energy and waste.

This effort builds on RX's Roadmap to Net Zero in 2040, which outlines key milestones in the journey to decarbonisation. Work continued in the year to enhance visibility through the development of a standardised venue reporting template with partners across the exhibition industry. This work, expected to be adopted by The Global Association of the Exhibition Industry and Net Zero Carbon Events (NZCE), strengthens cross-organisational data consistency and transparency.


Managing the environmental footprint of data centres

A new energy and waste emissions dashboard was launched in 2025 which enables senior leadership to monitor carbon performance by business unit and event. This system improves data integrity, empowers local teams, and ensures alignment with RX's NZCE pledge. The dashboard includes real-time analytics, accelerating RX's focus on action, translating measurement into meaningful reduction, innovation and shared progress across RX shows globally.

RELX SDG Resource Centre, Inspiration Day and Environmental Challenge

Recognising that across RELX we have products, services, tools and events that advance the UN's 17 SDGs, we created the free RELX SDG Resource Centre in 2017 to advance awareness, knowledge and implementation of the SDGs. Since 2017, we have made over 2,700 journal articles and book chapters free to access via the RELX SDG Resource Centre which would have otherwise cost more than £5.7m to make open access.

We held the annual RELX SDG Inspiration Day during the year with a focus on how philanthropy can bridge funding gaps to advance the SDGs. Thought leaders, corporate representatives, investors, governments, and NGOs discussed challenges and opportunities for collaboration. Keynote speakers included 8th Secretary General of the United Nations, Ban Ki-moon, Comic Relief co-founder, Sir Lenny Henry and co-founder of Global Citizen, Michael Sheldrick.

2025 marked the fifteenth year of the RELX Environmental Challenge, which provides grants for projects that best demonstrate how they can provide sustainable access to safe water and sanitation where it is presently at risk. A $50,000 prize is granted to the first-place entry and a $25,000 prize for the second-place entry. The winners also receive free access for one year to ScienceDirect, Elsevier's database of full text, scientific information. Projects must have clear practical applicability, address identified need and advance related issues such as health, education, or human rights.

The first prize winner this year was Folia Water for their paper-based water filter with silver antimicrobial technology, designed to deliver safe drinking water for low-income Bangladeshi communities. The second prize winner was Rice University for Solar Thermal Resonant Energy Exchange Desalination, a fully decentralised, membrane-free, solar thermal desalination solution, which addresses critical water scarcity and brine waste management issues.

2025 OBJECTIVE

Increase the number of unique users of the RELX SDG Resource Centre by 10,000 additional unique users in the year

2025 PERFORMANCE

In 2025, we added 935 new content items to the RELX SDG Resource Centre bringing the total to 6,729, an increase of 16% over the previous year. We published more than ten special issues in 2025 featuring curated articles, book chapters and other content on critical topics to provide insights for World Water Day, World Food Day, World Alzheimer's Day, COP30, and a philanthropy special collection to coincide with the RELX SDG Inspiration Day, providing the more than 800 attendees, and others, with relevant additional resources. There were more than 352,000 unique users in 2025, an increase of 48,500 over 2024.


RELX
SDG Inspiration Day
THE FUTURE OF PHILANTHROPY
HOLD A POSSIBILITIES MEETING
DAN PALLOTA
SIR LENNY HENRY
RE-IMAGINING THE FUTURE OF CHARITY
THE ROLE OF CORPORATE CHARITY PARTNERSHIPS IN DISASTER RESPONSE

16%

Increase in unique users of the RELX SDG Resource Centre since 2024

2026 objectives	By 2030
Protection of society – Deploy financial inclusion models which allow lenders to more easily detect fraud and other high-risk consumer behaviour, in support of SDG 10 (Reduced Inequalities) **Advance science and health** – Introduce Elsevier Foundation-Lancet Evidence to Impact Awards to translate critical research into practice, building capacity with researchers and health care practitioners in low and middle income countries through Elsevier content and the Research4Life Country Connectors programme, in support of SDG 10 (Reduced Inequalities) and SDG 13 (Climate Action) **Promote the rule of law and access to justice** – Partnership with Indiana State Bar Association to address shortage of legal representatives in rural and underserved communities in the state; convene first virtual Rule of Law Café conference to bring together stakeholders to highlight key issues, in support of SDG 16 (Peace, Justice and Strong Institutions) **Fostering communities** – Pilot RX Sustainability scorecard supported by e-learning, in support of SDG 13 (Climate Action) **Universal, sustainable access to information** – Increase the number of unique users of the RELX SDG Resource Centre by at least 20,000 additional unique users	Use our products and expertise to advance the SDGs, among them: SDG 3 (Good Health And Well-Being) SDG 10 (Reduced Inequalities) SDG 13 (Climate Action) SDG 16 (Peace, Justice and Strong Institutions) Enrich the SDG Resource Centre to ensure essential content, tools and events on the SDGs are freely available to all

Overview
Market segments
Corporate responsibility
Financial review
Governance
Financial statements and other information

Relevant SDGs







Corporate responsibility governance

Our purpose, strategy, values and culture deliver the very highest standards of corporate governance and responsibility.

CR Governance and reporting

Our Board recognises the importance of maintaining high standards of corporate governance. Our corporate governance programme supports our ability to deliver consistent financial performance and value to our stakeholders and aligns with RELX's values of doing business with integrity. The Board oversees RELX's corporate governance, its role and function is explained fully in the Corporate governance section (see pages 80 to 127). The Board and the Audit Committee of the Board regularly receive presentations from the Chief Compliance Officer on matters arising under our ethics and compliance programmes. In addition, the Chief Legal Officer & Company Secretary, who reports directly to the CEO and the Chair, maintains responsibility for implementing the ethics and compliance programmes.

Governing policies set out our stance on key issues. The RELX Code of Ethics and Business Conduct, the Code of Ethics for Senior Financial Officers, the Supplier Code of Conduct, Tax Principles, Privacy Principles, Inclusion Policy, Health and Safety Policy, Editorial Policy, Responsible Artificial Intelligence Principles, Quality First Principles and Product Donation Policy are publicly available at **www.relx.com/cr-downloads**.





Fabienne Lornage
Data Protection Officer,
RELX, UK

A strong privacy programme and robust data protection practices are essential to meeting our commitment to responsible stewardship and accountability in handling the personal information entrusted to us.

Our CR governance framework

The CEO has responsibility to the Board for CR. They and senior management, as well as the CR Forum, chaired by a senior leader and involving individuals representing key functions and business areas, set and monitor CR performance. This includes our annual and longer term CR objectives, which reflect the views of a range of internal and external stakeholders. More information can be found on **www.relx.com/additional-cr-resources**. The Global Head of Corporate Responsibility provides formal updates to the Board and engages on key issues with senior managers, who have CR-related Key Performance Objectives (see page 104).





Board

CEO

Business area CEOs

CR Forum	Global Head of Corporate Responsibility and CR Team	Compliance Committees	RELX CR networks

Pursuing a Culture of Integrity; the Code of Ethics and Business Conduct

Doing the Right Thing is more than a phrase at RELX, it embodies principles that represent RELX's culture of integrity. This includes respecting one another, incorporating ethics in all our actions; growing our business with integrity; holding ourselves and each other accountable; and taking time to ask questions and report concerns.

Doing the Right Thing clearly sets out our high ethical expectations for employees. We expect honesty in our dealings with others, respecting the law, our policies and colleagues; and courageously speaking out for what is right. RELX provides relevant training and resources; enables a culture where people can feel comfortable speaking up and experience no retaliation when they do; and ensures concerns are heard and acted on in a fair and timely manner.

The RELX Code of Ethics and Business Conduct (the Code) is a foundational document which guides employees, management and our stakeholders in maintaining the integrity and accountability of our corporate and individual behaviour. The Code was most recently updated in 2024 and shared with staff globally by the CEO. It is at the heart of our compliance activities, which encompass clear policies and procedures; risk assessments; training and communication; and robust reporting mechanisms, investigations, monitoring and auditing of internal controls.

Our Code encompasses a wide range of issues including fair competition, anti-bribery, conflicts of interest, employment practices and human rights, data protection and appropriate use of company property and information.

To help employees comply with applicable laws, we supplement the Code with other policies in areas critical to our business, including anti-bribery, competition, doing business with government, data privacy and security, trade sanctions and workplace conduct.

We communicate on compliance issues using a range of media, including video.

We require cyclical mandatory training on the Code and other policies for all employees, with in-person and other training for those in higher risk roles and locations.

99+%^ of all compliance courses are completed within 90 days of issuance.

We encourage reporting of violations through multiple channels, including an anonymous reporting option where legally allowed.

Compliance Committees oversee investigations and help ensure remediation and ongoing monitoring as required.

We do not tolerate retaliation for raising Code concerns.

We have a third-party expert evaluate our Compliance programme every three years and the Code is updated every three years .

 Read our Code of Ethics and Business Conduct at **www.relx.com/cr-downloads**

^ Independently assured

Reporting Channels Under the Code

We offer multiple channels to report Code-related concerns, including managers, human resources, Compliance committee members and company lawyers. We also provide an Integrity Line, hosted by an independent third-party, and available to employees, suppliers and other reporting persons by telephone or online 24 hours a day, 365 days a year, which includes an anonymous reporting option where legally allowed. The Integrity Line also includes an Ask A Question feature which allows employees to seek ethical advice before taking action. More information about these reporting channels is detailed in the Code, the RELX Reporting Concerns Policy and supplemental country-specific Reporting Concerns Notices available on www.relx.com. These documents prohibit retaliating against individuals who raise concerns or participate in an investigation.

Reports are investigated and action is taken accordingly if reports are substantiated. Substantiated reports result in additional training, coaching, policy changes, control enhancements, and/or disciplinary action. Report themes are reviewed by senior leadership to assist in measuring the effectiveness of reporting channels, identifying risks and areas to allocate Compliance programme resources. RELX has investigated or is in the process of investigating 431 reports of alleged Code violations received in 2025 through the RELX Integrity Line or through the other Reporting Channels identified in the Code (2024: 372). Approximately 46% of those reports where the investigation is complete have been substantiated (2024: 48%).

Data privacy governance

Data is integral to the solutions we provide that further our unique contributions as a business, including protecting consumers from the risk of fraud; facilitating secure online transactions; improving access to financial and government benefits; enhancing face-to-face connections at exhibitions; and delivering high quality scientific research and healthcare.

Recognising concerns and sensitivities around personal data, our commitment to data privacy remained a critical RELX priority in 2025 and continues to be supported by strong governance, transparency and accountability. Dedicated privacy teams implemented requirements for compliance with personal data protection regulations around the globe. RELX continues to advocate for privacy laws that protect consumers, bolster consumer trust and allow businesses to invest in data-driven activities that serve the public interest. RELX companies in the US participating in the Data Privacy Framework programme renewed their self-certification in the year.

We proactively consider privacy concerns in developing and offering our solutions. Our Privacy Principles, available at www.relx.com/corporate-responsibility/being-a-responsible-business/privacy-principles, guide our approach to the responsible collection and use of personal data and are supplemented by privacy policies and impact assessments to mitigate risks, ensuring we are responding to new requirements, best practices and expectations.

Our privacy teams undertake activities and training that deepen employee awareness about personal data protection. For Data Privacy Day 2025, we celebrated the winners of the annual RELX Privacy Principles Champions Competition, which recognises the achievements of employees in protecting personal data and implementing our Privacy Principles.

2025 OBJECTIVE

Consolidate records of privacy processing activities

2025 PERFORMANCE

Records of processing activities (ROPAs) internally document our personal data processing activities as part of our accountability and compliance measures. In 2025, RELX privacy teams clarified and consolidated hundreds of ROPAs and updated the ROPA questionnaires and guidance to facilitate completion.

This activity aligns with SDG 16 (Peace, Justice and Strong Institutions).

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

Cybersecurity governance

The RELX Information Security Policy establishes comprehensive controls and procedures designed to safeguard the confidentiality, integrity and availability of company information. The policy includes a commitment to ongoing enhancement of information security systems and is supported by a set of interrelated policies and standards addressing essential facets of information protection. In 2025, more than 99%^ of employees were included in monthly phishing simulation exercises.

During the year, we continued to enhance our security efforts with additional infrastructure monitoring capabilities both internally and through third parties. We completed more than 5,000 security related requests, questionnaires and audits for our customers. In addition, we engaged third parties to perform independent audits on a number of our products and services. More than 60% of the product revenue from our three largest business areas were covered by a third-party audit. In addition, our UK Risk products have been ISO27001 certified.

2025 OBJECTIVE

Continued enhancement of our technical resilience and expansion of products and applications covered by independent third party assessments

2025 PERFORMANCE

We invest across our business to enhance our technical resilience posture. This includes initiatives in application dependency analysis, defining triage recovery order, implementation of resilient backups, and recovery testing, both desk-based and technical. In the year our businesses completed initial technology implementation and recovery simulations for key products including Risk's Accurint, STM's ScienceDirect, and Legal's Lexis+, and we conducted periodic testing of their resilience posture by performing recovery simulations.

These activities align with SDG 16 (Peace, Justice and Strong Institutions).

Public Policy, Anti-Bribery and Sanctions

We engage in public policy discussions that matter to our business and our customers. We strive to help policy makers around the world understand our business, innovations and contributions to the public interest.

Lobbying activities on behalf of RELX Inc. are managed by the RELX Government Affairs team, and, in coordination with our legal teams, are vetted, tracked and reported as required by law.

Consistent with our commitment to fostering a culture of integrity including through good governance, RELX has a supplemental policy and training for our employees that specifically relate to engagement with government officials and agencies.

The Code and related supplemental policy also address corporate political contributions, which are strictly prohibited except in the US, where such contributions and activities are permitted in certain states within allowable limits, if they comply with stringent reporting and disclosure regulations. Corporate political contributions require senior level review and approval. Corporate contributions are reported as required by law. Contributions are made on a bipartisan basis, and no funds are donated for presidential campaigns or any other federal-level campaigns.

We remained diligent through the year to comply with applicable bribery and sanctions laws and mitigate risks in these areas. Our anti-bribery and sanctions programmes include detailed, risk-based internal policies and procedures on topics such as doing business with government officials, gift and entertainment limits, gift registers, and complex sanctions requirements. Relationships with third parties and acquisition targets are evaluated for risk using one or more of the following methods, questionnaires, references, detailed electronic searches, and Know Your Customer screening tools. We monitor and assess the implementation of our anti-bribery and sanctions programmes by continually reviewing and updating our policies and procedures; conducting risk assessments; and conducting quality reviews and internal monitoring and audits of the operational aspects of the programmes. In the year, we took part in the Private Sector Forum at the Eleventh Session of the Conference of the States Parties (COSP11) to the United Nations Convention against Corruption.

The Code supports the principles of the United Nations Global Compact (UNGC) and stresses our commitment to human rights. We consider where and how we operate to avoid human trafficking and modern slavery in our direct operations and our supply chain. As stated in our Modern Slavery Act Statement, available at **www.relx.com**, we stand against all forms of slavery and human trafficking. We do not tolerate it in any part of our business, including our supply chain. Our policies are also informed by the UN Guiding Principles on Business and Human Rights, the Universal Declaration of Human Rights, the OECD Guidelines for Multinational Enterprises, the International Labour Organisation (ILO) Declaration on Fundamental Principles and Rights at Work and the Women's Empowerment Principles.

A responsible taxpayer

Taxation is an important issue for us as well as our stakeholders, including our shareholders, governments, customers, suppliers, employees and the global communities in which we operate. We are transparent about our approach to tax. At **www.relx.com/go/TaxPrinciples** we provide details about our tax principles and global tax contribution – broken down by regions and categories – along with our tax risk control framework. There are also case studies showing how RELX has made a positive contribution in tax-related areas to benefit society. RELX is a signatory to the B Team's Responsible Tax Principles. The B Team is a group of business leaders committed to sustainability, equality and accountability.

Globally in 2025, RELX paid £638m in corporate taxes, but also paid and collected much more in payroll taxes and indirect taxes.

^   Independently assured

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

2025 OBJECTIVE

Continue to advance tax law codification pilots and responsible tax practices in Africa

2025 PERFORMANCE

Taxes provide governments with the essential revenue necessary for public services that benefit their citizens. Governments need codified tax laws to know when, how much and from whom they should be collecting. Citizens need codified and transparent tax laws to understand their liabilities and to advocate for fair collection and use of their remittances. Unfortunately, in many countries around the world, it is difficult for tax authorities and taxpayers alike to access tax law in a complete, up-to-date and consolidated form.

During 2025, the RELX tax team discussed the commencement of a tax law consolidation project with Kenya's government, similar to a successful project completed in Ethiopia in 2024. The Ethiopia tax law project attracted the attention of the World Bank which has now embarked on an African Tax Legislation Atlas (ATLA) project, a partnership between the World Bank, LexisNexis Rule of Law Foundation and the International Bureau of Fiscal Documentation, to build an innovative digital repository consolidating Africa's tax laws to support transparency, comparative analysis and legal reform. The ATLA was initiated in November 2025 with several pilot countries including Ethiopia and Kenya.



In addition, RELX Tax was selected as a responsible tax champion in the Responsible Tax Practices project, an initiative of the International Finance Corporation, a member of the World Bank Group, and the B Team, to enhance responsible tax practices in Africa. This groundbreaking initiative brings together responsible tax leaders and their private sector peers to explore the what, why, and how of responsible tax practices. The project was launched with a roundtable in Nairobi in April 2025. As a responsible tax champion, RELX has had an opportunity to share our insights and experience of implementing responsible tax practices over the last decade with participant companies from across Africa.

2026 objectives	**By 2030**
Privacy – Expand role-based privacy training tailored to job function, aligned with SDG 16 (Peace, Justice and Strong Institutions) **Security** – Expansion of products and applications covered by independent third-party assessments, aligned with SDG 16 (Peace, Justice and Strong Institutions) **Responsible tax** – Continue to advance tax transparency and responsible tax projects in Africa, aligned with SDG 16 (Peace, Justice and Strong Institutions)	Continued progressive actions that advance excellence in corporate governance within our business and continue providing information, tools and analytics that promote high standards of corporate governance by our customers

 

Customers

We deliver information-based analytics and decision tools in a sustainable way to our customers, driving growth for the long term.

Improving customer outcomes

Our goal is to improve outcomes for our customers by providing information-based analytics and decision tools for professional and business customers that benefit their daily work.

Listening to our customers allows us to deepen our understanding of their needs and drive improvements. We do this through regular surveys, customer dashboards and feedback mechanisms. With input from customer insight teams across our company, we calculated a RELX-wide customer satisfaction metric showing that in 2025, 87% of customers would recommend working with RELX.

Digital knowledge and innovation, Artificial Intelligence across RELX: advancing customer goals

Across RELX, we work to address customer challenges through digital innovation. In 2025, electronic products and services accounted for 84% of revenue, up from 35% in 2005.

Risk

In 2025 Risk launched Medical Insights from LexisNexis Health Intelligence. The new functionality of the Health Intelligence platform standardises and extracts key insights from electronic health records (EHRs), including targeted health data such as vitals, labs and material conditions. This enhancement goes beyond the standard EHR summary to allow US life insurance carriers to more quickly identify key critical risk data within the EHR to improve mortality outcomes, accelerate underwriting decisions, enhance risk assessment and advance rules automation with structured data.

In the year, data from Risk's ICIS informed a new study on the impact of European circularity regulation, including the EU Packaging and Packaging Waste Regulation, on global demand for recycled plastic, particularly as it affects China's chemical industries. A key finding was a strong increase in demand for recycled content, impacting sourcing strategies and boosting demand for certified recycled materials globally.

Scientific, Technical & Medical

STM launched ScienceDirect AI which enhances research integrity and efficiency by providing researchers with precise summaries, extracting key findings from millions of peer-reviewed articles. To help clinicians with responsible and effective use of generative AI tools, Elsevier launched the Gen AI Academy for Health, an accredited, complementary and self-paced course.

Elsevier also launched a new AI evaluation framework designed to assess the effectiveness and safety of generative AI tools used in clinical decision support, including within its ClinicalKey AI platform. Developed with input from clinical experts, the framework evaluates AI generated responses for query comprehension, helpfulness, accuracy, completeness and clinical safety. It builds on Elsevier's partnership with the Coalition for Health AI, which aims to set ethical standards to enhance the delivery of quality healthcare.



John Park
Relationship Manager, LexisNexis Legal & Professional, Australia

Engaging with our customers helps us understand their evolving needs and ensures that our solutions deliver real value. Customer insights drive innovation and strengthen trust at the heart of our partnerships.

Legal

Legal launched its AI-powered legal assistant, Protégé, in 2025 which enables legal professionals to interact using voice commands, making tasks such as legal research, drafting and case law summarisation faster and more efficient. Features such as strict data privacy standards, secure vaults, visual case timelines and workflow suggestions enhance productivity to help customers make good legal decisions more quickly.

CaseMap+ AI was launched in the year, an advanced litigation case management platform designed to streamline litigation processes and enhance strategic decision-making for litigators. CaseMap+ AI provides them with efficient tools for organising, analysing, communicating and presenting case information.

Exhibitions

Digital event technology continued to transform the way RX's customers connect, learn, and do business, enabling them to create and capture more value while reducing environmental impact. RX's Lead Manager App provides exhibitors with a quick, easy and reliable way to capture and qualify leads by scanning attendees' badges with a mobile phone. Complementing this, Colleqt QR Code allows attendees to proactively scan QR codes on exhibitor stands to collect their contact details and product information quickly and sustainably. Their registration data is passed automatically to exhibitors to enhance lead generation. In 2025, exhibitors at RX events collectively captured over 8.9m leads through Lead Manager App.

In the year, RX China continued integrating green innovation zones, decarbonisation forums, and AI-powered matchmaking, to support key sectors like smart manufacturing and robotics while anchoring operations in sustainability.

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

2025 OBJECTIVE

Support expanded use of Artificial Intelligence across RELX by updating the RELX Responsible AI Principles to reflect technological advancements

2025 PERFORMANCE

We created the RELX Responsible AI Principles in 2022 and they are publicly available at **www.relx.com/corporateresponsibility/engaging-others/policies-anddownloads**. The Principles are accompanied by a RELX position paper on AI and a dedicated address that anyone can use to provide feedback or raise queries: ResponsibleAI@relx.com

Each business area works to implement the Principles, with dedicated teams responsible for developing policy, processes, tools, resources and training to support teams working with data science, machine learning and AI in embedding the Principles in their day-to-day activities.

We hosted a RELX Responsible AI Summit in the year, with sessions on agentic AI, responsible AI by design and current and pending AI legislation. Insights and questions raised at the summit will be considered by the Responsible AI working group when updating the principles.



1. REAL WORLD IMPACT   2. UNFAIR BIAS   3. EXPLAINABILITY   4. ACCOUNTABILITY   5. PRIVACY

1. We consider the real-world impact of our solutions on people
2. We take action to prevent the creation or reinforcement of unfair bias
3. We can explain how our solutions work
4. We create accountability through human oversight
5. We respect privacy and champion robust data governance

We are committed to updating our RELX Responsible AI Principles in recognition of the rapidly changing adoption and use of AI. In 2025 we assembled feedback from organisational stakeholders on suggested changes to the principles and the Responsible AI Working Group met to review this information and propose new language. Work will continue in 2026 to incorporate feedback and update the principles accordingly.

This activity supports SDG 8 (Decent Work and Economic Growth).

Bringing science into society

We work closely with journalists to ensure that research findings are accurately and effectively communicated to the public, and that authors receive credit for their work.

Elsevier's Library Connect programme and Academy, provides library and information science professionals worldwide with opportunities for knowledge sharing. In 2025, Library Connect Academy hosted a GenAI Literacy programme with over 5,500 librarians enrolled. Covering Library and Information Science (LIS) best practices, trends and technology, The Library Connect Newsletter had more than 40,000 LIS professionals subscribed globally and the Library Connect website had over 27,000 visitors.

In the year Elsevier expanded its Geographical Pricing for Open Access initiative which now includes around 300 gold open access journals. The initiative helps authors in low- and middle-income countries publish their research open access through pricing based on local economic conditions. Since the launch of the pilot the initiative has seen more than 14,500 articles by authors in more than 100 low- and middle-income countries accepted by participating journals.

Editorial standards

Maintaining the integrity of what RELX publishes is vital to the trust of customers and other stakeholders. Our Editorial Policy, available to all staff (and publicly available on **www.relx.com/corporate-responsibility/engaging-others/policies-and-downloads)** makes clear our respect for human rights, pluralism of sources, ideas and voices.

Elsevier has dedicated resources and processes to support research integrity. Elsevier's Research Integrity and Publishing Ethics team supports publishers and editors through their research integrity strategy which focuses on, resolving post-publication ethics cases for publishers and editors, detecting unethical practices during the editorial process to prevent publication and raising awareness within Elsevier and the communities that we serve on best practices. We also believe in editorial independence and keep editorial decision making processes separate from our commercial interests.

In the year Law360, LexisNexis Legal & Professional's legal news service, implemented a policy requiring all articles to be reviewed by an AI-powered bias indicator tool before publication. The tool was designed to promote neutrality by identifying potentially biased language and supports editorial quality.

Accessibility

We strive to empower all people, including persons with disabilities, by ensuring our products and services are accessible and easy to use by everyone. Our commitment to accessibility is embedded across RELX and advances our Inclusion Policy. We work to ensure we meet the requirements of relevant global accessibility laws including the European Accessibility Act and the Americans with Disabilities Act.

We maintain an Accessibility Policy that highlights industry standards and tools to embed accessibility into our products and our business operations. We apply best practice from the RELX Accessibility Policy across hundreds of digital products and websites. Our minimum standard for our Websites is the Web Content Accessibility Guidelines (WCAG) 2.1 Level AA. Our Accessibility Policy is available at **www.relx.com/cr-downloads**.

Elsevier's ScienceDirect platform was ranked in the top 1% for most accessible home page by the 2025 WebAIM Million study. The Health Education Systems Incorporated (HESI) Delivery Operations team continued to work with students taking the HESI exam to register to take it remotely via our remote proctoring vendors. Since 2019, the team has processed more than 940 candidate accommodation requests, ensuring that these candidates have an accessible and inclusive experience.

In 2025, Elsevier's Global Books Digital Archive fulfilled more than 1,700 disability book accommodation requests. Elsevier was also recertified in the year as a Global Certified Accessible publisher by Benetech, a non-profit organisation based in Palo Alto, California. Elsevier launched PDF tagging in all new journals and books, which allows assistive technologies like screen readers to interpret and navigate documents correctly.

In 2025, Elsevier undertook research with people with disabilities, including users of Editorial Manager, ShadowHealth, and our PDF journal articles. To improve the accessibility and perceivability of animated 3D simulations, Elsevier's Shadow Health Digital Clinical Experiences is piloting built-in screen reading functionality.

We worked with disability services offices, procurement officials and instructors across the world to provide Accessibility Conformance Reports (ACRs). Elsevier launched a new public resource in the year enabling users to access ACRs for various products detailing how they meet global accessibility standards and laws, helping address customer queries and increasing transparency. Legal undertook work in the year towards a similar online ACR repository. Customers can also utilise a dedicated accessibility email address to connect with an accessibility expert and support ACR requests. In 2025 Accessibility Teams across Risk, Elsevier and Legal resolved over 600 customer accessibility requests.

2025 OBJECTIVE

Develop a new accessibility design review process

2025 PERFORMANCE

RELX is committed to creating products that are usable by everyone including people who experience a disability. Product teams, supported by a network of Accessibility Champions, work to ensure digital accessibility is embedded into the design of products and services from the start to ensure an optimal experience for disabled users.

In the year we produced a new comprehensive User Experience Accessibility Design Guide which incorporates accessibility user personas and tips for ideation; accessibility in detailed design; expert review; and hand off-review process.

Teams across the business completed self-assessments against two Software Development Life Cycle (SDLC) Accessibility Processes, followed by improvement plans. We also deployed shift left best practices which integrate accessibility considerations into the earliest stages of the SDLC.

To share our knowledge in this area, Accessibility Specialists from across RELX presented six sessions at CSUN Assistive Technology Conference 2025 (photographed right).



2025 OBJECTIVE

Engagement with sales professionals throughout the business on the value of corporate responsibility for our customers

2025 PERFORMANCE

Increasingly customers need information from us in areas ranging from our environmental performance and their share of our carbon emissions, to the steps we take to ensure an ethical supply chain. Since 2021 we have received a 160% increase in customer requests for sustainability data.

In 2025 sales colleagues were surveyed to gain insights on corporate responsibility related customer requests. Corporate Responsibility teams shadowed sales colleagues to better



understand their processes and customer engagement strategies. This cross-functional learning enables Corporate Responsibility colleagues to create efficient and effective tools and communications for sales colleagues. In the year customer and product focused content was produced to highlight RELX's Unique Contributions, including a sustainability focused product story published to coincide with COP30.

2026 objectives	By 2030
Quality – Update RELX Responsible AI Principles to keep pace with evolving technology, aligned with SDG 8 (Decent Work and Economic Growth)	Continue to expand our customer base across our four business areas through excellence in products and services, active listening and engagement, editorial and quality standards, and accessibility. Continue to be recognised as an advocate for responsible marketplace practices
Accessibility – Establish and implement accessibility best practices for AI-driven user interfaces and AI-generated content, aligned with SDG 10 (Reduced Inequalities)	
Customer engagement – Develop an internal AI tool for customer facing colleagues to quickly access corporate responsibility information, aligned with SDG 17 (Partnership for the Goals)	

Relevant SDGs

People

We owe our success to our people. They are driven by a strong sense of purpose, and a supportive work environment where they can achieve their full potential.

What makes RELX special

Our people tell us, through our annual employee opinion survey, that they are engaged, motivated and committed and believe RELX is a great place to work. We attract and retain talented people, including those whose skills are in high demand.

Our competitive advantage is driven by our purpose, culture, talent and a combination of behaviours and attributes, including:

- Knowing our products and exactly how they add value for our customers
- Understanding emerging technologies and how they might be used to add value
- Being thought leaders
- Being intellectually curious and eager to learn
- Being fact based, analytical and data driven

We owe our success to RELX's talented employees, including technologists, researchers, event directors, product managers, data scientists and many others. Our employees count on us to create a fair, challenging, rewarding and supportive work environment where they can achieve their potential.

For more information on our people and their working lives in RELX, please see **www.relx.com/our-business/perspectives**.

Driving performance through culture

In RELX we set an expectation that everyone should take ownership and be accountable for their actions, decisions and outcomes. Everyone is encouraged to seek never-ending performance improvement in every aspect of what they do, driving execution and achieving results.

This is underpinned by defined and measurable annual goals for all our people, as part of our Enabling Performance approach to performance measurement and personal development. Enabling Performance allows us to review achievement of goals and identify opportunities for development, recognition and advancement. This approach encourages regular and impactful performance, development and career conversations for all employees.

We recognise the value of leadership, whatever career stage someone is at: whether this is their first role, or whether they are leading a business area. We have a common language and approach to leadership in RELX. For our senior leaders we set specific behavioural expectations that will help them successfully navigate their careers in RELX. Exceptional leadership is the cornerstone of success at RELX.


Rito Dipto
Strategic Engagement Manager, Elsevier, UK



RELX has enabled me to grow in my vocation while fostering a culture of trust and psychological safety. The organisation's policies have supported both my professional ambitions and personal wellbeing, making me even more committed to showing up at my best, every day.

Our commitment to careers

RELX employees are expected to understand their strengths and areas for improvement and take individual ownership of, and accountability for, pursuing their own personal development. We ask employees to proactively look for opportunities to build their career. We invest in tools to support them, especially in identifying appropriate career paths. We aim to provide our people with resources, tools and support to help them perform and grow, including online training platforms that were utilised by 76% of employees during 2025. We are helping our people build skills for the future such as data analytics, product and technology development (including AI), and product ownership and management.

In 2025 we invested over $14m and around 500,000 hours in centrally deployed training. This included courses, seminars, one-to-one instruction and tuition reimbursement. Centralised training is supplemented by additional training in business units.

Our CEO and the RELX business leaders care deeply about helping our people to develop and actively participate in regular organisational talent reviews that consider development needs and opportunities at an individual level.

We also offer NetWorx, a global employee mentorship programme. This digital mentoring platform recommends matches based on individual profiles and specific goals, creating six month long mentoring relationships. In 2025, the platform had approximately 1,500 active users.

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

Integrity at the heart of our business

We embrace integrity and high ethical standards and our RELX Code of Ethics and Business Conduct provides the guidance needed to make ethical business decisions. It explains how we should behave in the workplace and marketplace and describes how each of us should handle various legal and ethical matters, providing helpful scenarios. The principles in our Code of Ethics and Business Conduct are firmly embedded in the company and we strongly encourage employees to speak up if they are concerned about potential breaches. We have several channels they can use, including our Integrity Line, to raise concerns and have them investigated (see page 43). We see this as an important factor in ensuring that our actions are in the best interests of our company, employees, customers and shareholders.

Harnessing our talent

At the heart of our approach to inclusion, is the belief that everyone should be able to succeed and grow in a business that values them. Inclusion means feeling heard, contributing equally, with equal access to opportunity – regardless of personal characteristics. We encourage and promote inclusion and believe RELX derives competitive advantage from the breadth of backgrounds, diverse perspectives, opinions and differing ways of thinking that our people bring to everything they do.

Inclusion policy
▪ Sets out our commitment to an inclusive workforce (available at 📧 **www.relx.com/cr-downloads**)
Employee Resource Groups
▪ 100+ active networks
External recognition
▪ RELX was recognised in multiple categories at the 2025 Comparably awards including Best Leadership Team, Best Company Outlook and Best Company, Perks and Benefits

RELX Employee Resource Groups (ERGs) encourage colleagues to collaborate, advocate and engage communities around topics of mutual interest. ERGs are open to everybody, and help advance a culture of belonging. This is recognised by allowing all employees to take two days paid time-off per year for ERG-sponsored activities. In 2025, employees recorded over 22,300^ ERG hours. We feature stories about our people and purpose at 📧 **www.relx.com/our-business/perspectives**

We are committed to creating an environment where everyone can thrive, and provide reasonable accommodations and adjustments to meet individual needs, ensuring everyone can participate fully in the workplace.

In 2025, the percentage of people managers who are women remained at 46%, and the number of women in our senior leader population was 31%. At year end, women comprised 40% of the Board. Non-Executive Director, Bianca Tetteroo serves as our Workforce Engagement Director.

Our business relies heavily on technologists and we need to attract the best talent to support our business ambitions. We directly employ more than 9,300 technologists, 27% are women.

Health and safety

The importance of employee health and safety is emphasised in the RELX Code of Ethics and Business Conduct and in the RELX Health and Safety Policy available at www.relx.com. These documents commit us to providing a healthy and safe workplace for all employees and safe products and services for customers. The CEO is responsible for health and safety on behalf of the Board.

We consult with employees globally on health and safety through staff and works councils and reinforce good health and safety practice through regular communications, including a designated site with relevant information. We also hold regular Health and Safety Committee meetings.

We monitor and ensure our buildings are maintained and comply with relevant health and safety laws and standards, in conjunction with third parties and landlords, where appropriate.

We provide tailored health and safety training to employees and alongside third parties to help ensure compliance with local health and safety rules and to promote best practice. This is particularly important for employees at higher risk of injury in the workplace. In the US, we engage a third-party specialist to inspect locations that had increased incident rates. We also provide employee support following any incident or health concern. There were no work related deaths reported in 2025 and our frequency rate (lost time incidents per 200,000 hours worked) was 0.02. The majority of lost time incidents were due to road traffic accidents, followed by slips, trips and falls.

For hybrid working, we provide support on health and safety issues for both office and home working. During the past three years over 5,900 employees have completed the training through our Healthy Working programme which includes personalised risk assessments and action plans.

RELX is also committed to fostering a psychologically safe and supportive workplace through a comprehensive mental health and wellbeing framework that spans all business areas. The framework is rooted in proactive leadership, diverse support mechanisms, and inclusive programming that addresses the multifaceted wellbeing needs of employees globally.

2025 OBJECTIVE
Engage colleagues globally through our Inspiring Inclusion programme
2025 PERFORMANCE
Our 2025 series of virtual events helped colleagues understand and embrace the diversity of our global business. The 2025 Belonging virtual conference brought together employees globally to foster a shared commitment to advocacy, learning and building an inclusive workplace.

^   Independently assured

2025 OBJECTIVE

Hold virtual wellbeing summit for champions from across the business

2025 PERFORMANCE

RELX operates in a fast moving and dynamic environment. We want to help our people to take care of themselves, mentally and physically, so they can perform with clarity, focus, stability and energy, and achieve their potential. In 2025 all employees, globally, were invited to participate in a programme in association with OwnLife, intended to help them sustain productivity while finding a better work-life balance, and reducing their risk of burnout.

In 2025, we held our first RELX Wellbeing Summit bringing together over 100 HR leads, ERG representatives, and Mental Health First Aiders across 14 countries. The summit highlighted practical tools for workplace wellbeing advocates and focused on connection, care, and rejuvenation for those colleagues that care for others. 94% of summit attendees discovered useful tools and 100% learnt something new. Additionally, we have a number of ongoing wellness programmes such as Living Well, MindLife and Thrive. Our global Employee Assistance Programme provides valued professional support when someone needs more personalised or urgent help with a work-related or a personal issue. All of this is supported by a wide range of policies that support employees in bringing their whole self to work and in managing competing work and life priorities.

2025 OBJECTIVE

Continue to assess pay competitiveness and pay equity across RELX

2025 PERFORMANCE

In 2025, we continued to monitor pay competitiveness and pay equity across RELX. Compensation reviews twice a year allow for pay increases to recognise performance and sustain market competitiveness and internal equity.

We have robust and well-established reward mechanisms across RELX, with a strong emphasis on performance, fairness, equity and market competitiveness. Reward education is provided for people managers to support them in understanding key concepts – such as the steps we take to ensure people are treated equitably – and to facilitate discussing them with employees. In addition to pay, we have a wide range of employee benefits that reflect the market norms in the countries in which we operate. We keep pay equity under constant review, with an ongoing programme to drive even greater equity and fairness.

	2025
RELX people in numbers	
FTE employees	37,600
Full-time employees (%)	95%
Part-time employees (%)	5%
Average length of service (years)	8
Total hours worked by all employees in the year	66m
Temporary workers (%)	3%
Contingent workers	1,700
Employees represented by a collective bargaining agreement (%)	12%
Global HR information system coverage	100%
Turnover	
Total turnover rate	11.1%
Voluntary turnover rate	7.2%
Involuntary turnover rate	3.9%
Training and development	
Investment in training	$14m
Training hours	500,000
Employee engagement	71%
Reward	
Employees with variable pay opportunities	79%
Employees with access to share purchase programmes (US/UK/NL)	55%
Absence	
Absence rate (number of unscheduled absent days out of total days worked in 2025, UK and NL)	0.87%
US Family Medical Leave Act requests	1,101
Inclusion	
Employees who are women	51%
Managers who are women	46%
Senior leaders who are women	31%

2026 objectives	By 2030
Belonging – Continue to engage colleagues globally through our Inspiring Inclusion programme, aligned with SDG 10 (Reduced Inequalities)	Continued high-performing and satisfied workforce through talent development, inclusion and well-being
Wellbeing – Second virtual well-being summit to convene wellness champions across RELX to share best practice and provide new tools to support physical and mental wellbeing, in support of SDG 3 (Good Health and Well-Being)	
Pay equity – Continue to assess pay competitiveness and pay equity, aligned with SDG 8 (Decent Work and Economic Growth)	

Relevant SDGs

Community

We help our local and global communities thrive by contributing to their success.

RELX Cares, our global community programme, supports employee volunteering and giving that makes a positive impact on society. The mission of RELX Cares is education for disadvantaged young people that advances one or more of our unique contributions as a business, including protection of society and reducing inequalities, advancing science and improving health outcomes, furthering the Rule of Law and access to justice and fostering communities. Employees have up to two days' paid leave per year for their own community work. A network of 220 RELX Cares Champions ensures the vibrancy of our community engagement.

In 2025, we held the 15th Recognising Those Who Care Awards to highlight colleagues who have made outstanding contributions to RELX Cares. The eight winners of the individual award travelled to visit charity projects in the Philippines hosted by our colleagues at Reed Elsevier in the Philippines. In addition, one individual was awarded extra RELX Cares volunteering days and two individuals and two teams were given the opportunity to make a donation to the charity of their choice.

▶ # 220

A network of 220 RELX Cares Champions ensures the vibrancy of our community engagement



Elora Wang
Executive Assistant,
RX, China

Volunteering allows us to unite our collective strength for meaningful change. Nothing is more rewarding than seeing our shared efforts strengthen community bonds and create tangible impact.

The mission of RELX Cares is education for disadvantaged young people that furthers one or more of our unique contributions as a business, including universal, sustainable access to information.

2025 OBJECTIVE

Update RELX Cares Champions materials and continue to increase engagement and participation

2025 PERFORMANCE

In the year we updated existing assets and created new materials for RELX Cares Champions, among them the RELX Cares Champions Handbook to help RELX Cares Champions understand their role as catalysts in supporting colleagues to take part in volunteering, giving and other RELX Cares activities.

We created new downloadable posters to advertise RELX Cares events, an email signature that tells people they are RELX Cares Champions, an email template to promote RELX Cares activities and a RELX Cares T shirt design.

We increased engagement in our flagship programme, Recognising Those Who Cares with a 17% increase in applications for the awards which celebrates RELX employees who have made outstanding contributions to RELX Cares. We have continued to convene bi-monthly RELX Cares Champions meetings to engage employees around the world.





The Recognising Those Who Care programme spotlights colleagues whose passion and commitment to their communities embodies the spirit of RELX Cares. Serving as a judge for the awards has been incredibly rewarding in discovering how the nominees' dedication is inspiring our teammates around the world and making a real difference.

Jonathon Woods
Director, Corporate Communications
LexisNexis Legal & Professional

Each September, we hold RELX Cares Month to celebrate our commitment to our communities around the world. During the Month, over 4,000 colleagues across RELX took part in hundreds of volunteering and fundraising events. These included employees in the UK who recorded audio books for sick children; colleagues from LexisNexis Risk Solutions US who painted skateboards for disadvantaged children; Elsevier India colleagues who mentored young people from an educational charity; LexisNexis Legal & Professional New Zealand who took part in a beach clean-up; and colleagues at RX China who worked with a charity providing horse riding for children with special needs.

Giving

Our central donations programme aligns with the RELX Cares mission. Employees serve as sponsors for charities seeking funding, which must in turn indicate how they help further one or more of RELX's unique contributions.

RELX Cares Champions vote on submissions using decision criteria such as value to the beneficiary and opportunities for staff engagement. In 2025, RELX Cares Champions donated £334,242 to 29 charities supporting over 120,000 young people. Projects included:

- In the US, giving underserved Philadelphia teenagers the chance to take part in outdoor expeditions

- In Poland, funding social integration and creative programmes for Ukrainian child refugees

- In India, providing free education to children in a vulnerable Delhi resettlement colony

In managing community involvement, we apply the same rigour as we do to other aspects of our business. Read our methodology at ▣ **www.relx.com/additional-cr-resources**.

We extended our partnership with our global fundraising partner, Save the Children, until 2027. Since 2022, the partnership has raised more than £200,000, including through marathon running, quiz nights and taking part in Save the Children's Christmas jumper day, and we have pledged to raise at least another £80,000 by 2027. The funds support Save the Children's work in 90 countries, through emergency response and long-term programmes, the charity has an immediate and lasting impact on the lives of millions of children around the world.

We donated £5m in cash (including through matching gifts), and £15m in products, services and staff time (market-value) in 2025. Some 38% of employees were engaged in volunteering through RELX Cares. According to 2025 Business for Societal Impact (B4SI) data, the average volunteering rate was 27.2% for our sector and 24.8% for all sectors.

We encourage in-kind contributions, such as product and equipment donations, aligned with our Product Donation Policy (available at www.relx.com/cr-downloads), which included books, access to content, and discounted charity rates for some products.

Book donations: supporting education

While print is a relatively small portion of our revenue, we continue to minimise the impact of printed product. We focus on techniques such as print on demand or print run control to better match production to demand.

We donate excess product to charity partners such as Book Aid International and Books for Africa to avoid waste and benefit communities.

In 2025, RELX donated over 143,000 books with a value of over $11m to our charity partners.

Book Aid International
RELX has been a Book Aid International partner for over 30 years through regular book donations, financial support, staff fundraising and volunteering. RELX donations of higher education and medical books are critical to educating the next generation around the world.

In 2025, we supported them by donating 16,476 new books and providing a grant to open a new Children's Corner in Bamenda, Cameroon. Every Children's Corner creates a vibrant reading space stocked with UK donated and nationally published books that is staffed by a specially trained librarian ready to welcome children into a world of reading. The space is especially valuable in Bamenda, where children are living with the effects of an eight-year conflict that has closed schools and forced thousands from their homes. In these challenging circumstances, the new Children's Corner will give hundreds of children the chance to find respite in stories.

Photo credit: Cynthia R Matonhodze/Book Aid International.





For over 30 years, RELX has joined us in sharing the power of books with readers around the world. The hugely valuable books RELX provides have helped so many midwives, doctors and nurses qualify and go on to provide life-saving care and supported countless students around the world in earning degrees. RELX's grants have opened beautiful reading spaces where children can explore a whole new world of stories. I would like to thank RELX for their long-standing support – your gifts are truly transformational.

Alison Tweed
Chief Executive, Book Aid International

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

Elsevier Foundation

This year we celebrated 20 years of the Elsevier Foundation which has donated $18 million in grants to over 100 partners in more than 70 countries around the world to advance inclusive research and health. The Foundation shared its first Impact Report in the year with key statistics and partnership case studies on research equity, inclusive health and climate action, including Envisioning Futures: Women's leadership and gender equity in Japanese research with RIKEN, the leading Japanese research institute. They also introduced a new alumni programme connecting past award winners with Elsevier editors, featuring them in Elsevier webinars and amplifying their work through our networks and hosting a reception for the Elsevier Foundation Awards for Early-Career Women Scientists in the Developing World alumni at the Organization for Women in Science for the Developing World General Assembly in Bogota, Colombia in November 2025.

In 2025 the Elsevier Foundation also launched a partnership with Swasti, an Indian public health nonprofit, to support healthcare workers in addressing challenges posed by climate change through its Climate Care Champions programme. The $50,000 grant is equipping frontline healthcare workers with essential skills to manage climate-induced health impacts. Two districts were chosen for the pilot based on heat index severity involving 90 health professionals, who then trained over 2,200 frontline health workers. Results have led to an increase in accurate identification of heat-related illnesses and the creation of a first district Heat Action Plan.





For 20 years, the Elsevier Foundation has invested in a pragmatic, partnership-driven approach to advancing inclusive research and health. By combining our partners' on-the-ground expertise with Elsevier's content, data, analytics and networks, together we have created a multiplier effect – delivering greater impact and contributing to meaningful change.

Ylann Schemm
Executive Director, Elsevier Foundation

Impact

In accordance with the B4SI model, we monitor the short- and long-term benefits of the projects with which we are involved. We ask beneficiaries to report on their progress to increase transparency and engagement.

In addition, we survey RELX Cares volunteers on the impact the programme has on their work following each volunteer activity. In 2025, we received over 15,400 responses, 89% of respondents said their motivation and pride in RELX had increased as a result of volunteering and 87% said they had experienced a positive change in behaviour or attitude as a result of volunteering.



Community involvement

Market value cash, in-kind and time donations (GBPm)

2021	2022	2023	2024	2025
21	23	23	23	**20**



What we contributed in 2025 (market value)

Market value cash, in-kind and time donations (GBPm)

Time 23%
Cash 26%
In-kind 51%

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements
and other information

2025 OBJECTIVE

Continue to improve our capability to respond to disasters and emergencies, exploring how we can donate our products and services to further relief and preparedness

2025 PERFORMANCE

In the year, our Disaster and Emergency Committee brought together business continuity, corporate responsibility and philanthropy colleagues for a more collaborative and coordinated response to emergencies and disasters. During 2025, we donated funds to Save the Children, World Central Kitchen and The Red Cross to support relief efforts around the world including for those affected by the Californian wildfires, earthquakes in Myanmar and Afghanistan, Hurricane Melissa in Jamaica and Typhoon Fung-wong in the Philippines.

In 2025, RELX was nominated by Save the Children for Outstanding Support for Children in Emergencies at their Partnership Awards. We also contributed to a Business for Societal Impact (B4SI) project, sharing insights on our disaster response and were cited by B4SI as a best practice company in disaster relief.

The 2025 RELX SDG Inspiration Day, The Future of Philanthropy, featured a panel exploring the role of corporate charity partnerships in disaster response. Panellists shared insights on maximising impact in times of crisis and emphasised the importance of integrating preparedness



with recovery strategies, aligning corporate resources with humanitarian needs, and building resilient partnerships that address immediate issues whilst also contributing to sustainable recovery.



RELX's support of Save the Children's emergency fund has enabled us to respond to children's needs throughout the year. Despite cuts in overseas aid, ongoing crises, and the unpredictable geopolitical landscape, it is thanks to supporters like RELX that we are meeting those challenges and holding true to our mission to bring immediate, lasting and positive change for children.

Lisa Aubrey
Director of Fundraising & Engagement, Save the Children UK

Photo credit: Save the Children Philippines.

Jeffrey P Mladenik and Andrew Curry-Green Memorial Scholarship

As a lasting memorial to our colleagues Jeffrey Mladenik and Andrew Curry-Green, who lost their lives on 9/11, we offer scholarships in their name to children of eligible employees.

Ayush Tailang (left) son of Sameer Tailang, Principal Software Engineer for Risk in Atlanta, is passionate about business and technology. Ayush graduated from high school with Honors and is now a freshman at the University of Georgia where he is studying Management Information Systems at the Terry College of Business. Ayush has earned an IT specialist certification and consistently places among the top rank in a range of technology competitions. He is a member of the National Honor Society and the National Technical Honor Society. Outside of academics, Ayush competes in dance tournaments, plays alto-saxophone and is involved in varsity athletics.




Brooke Healey (right), daughter of Chris Healey, Customer Success Manager for Risk, graduated from high school with a 4.5 GPA and in the top two percent of her class. She has a passion for science, particularly environment and earth sciences. She played varsity volleyball and was also a member of the National Honor Society, Spanish Honor Society, Maths Honor Society and the California Scholarship Foundation, where she volunteered over 100 hours per year, earning her the President's Volunteer Service Award. She was also a member of her high school's environment club. Brooke is attending the University of California, Los Angeles and will major in environmental science.

2026 objectives	By 2030
Employee community engagement – Hold first virtual global RELX Cares Champions Summit to continue advancing flagship RELX Cares programme across the business in support of SDG 17 (Partnerships for the Goals) **Philanthropic giving** – Introduce new technology platform to streamline central giving and to improve impact reporting, in support of SDG 17 (Partnerships for the Goals)	Through our unique contributions, and investments with partners, contribute to significant, measurable advancement of education for disadvantaged young people

Relevant SDGs

Supply chain

We provide our customers with ethically sourced products and services and insist our suppliers meet the same high standards.

Managing an ethical supply chain

RELX has a diverse supply chain with suppliers located in over 150 countries across multiple categories, including technology (e.g. software, cloud, hardware and telecom), indirect (e.g. consulting, marketing, contingent labour and travel), and direct (e.g. data/content and production services, print/paper/bind and distribution).

Given the importance of an ethical supply chain, we maintain a Socially Responsible Supplier (SRS) programme encompassing all our business areas, supported by colleagues with expertise in operations and procurement and a dedicated Supplier Environmental, Social, and Governance (ESG) Director from our global procurement function. The VP Global Procurement has operational responsibility for ensuring engagement with suppliers occurs.

Monitoring suppliers

Our Supplier Code of Conduct (Supplier Code) stipulates our expectations of our suppliers. It incorporates the Ten Principles of the UN Global Compact and encompasses key topics such as involuntary labour, non-discrimination, compensation and working hours, coercion and harassment, data security and environment. We require suppliers to ensure the standards of the Code are applied across their own supply chain. Where local industry standards are higher than applicable legal requirements, we expect suppliers to meet the higher standards.

Non signatories to our supplier code are primarily new to the SRS tracking list, and we work with them, and other non-signatories, to gain agreement to our Supplier Code. In total, at the end of 2025 there were 6,586 signatories to our Supplier Code, or suppliers with an equivalent code, representing an increase of 9% from 6,056 signatories at the close of 2024.

We engage specialist supply chain auditors to evaluate compliance with the Supplier Code, and in 2025 there were 140 external audits; 69 onsite and 71 desktop. During 2025, onsite audit locations included Argentina, Brazil, Canada, China, Egypt, Hungary, India, Italy, Mauritius, Mexico, Pakistan, Philippines, Singapore, South Africa, Sri Lanka, United Kingdom, and United States.

Desktop audits involve supplier responses to an online questionnaire, supporting document uploads, and a risk assessment. During an onsite audit, the auditor will randomly select employees from a full roster to interview. This provides an opportunity to address the awareness and trust in the process. Interviews are confidential, facility management are not allowed to be present, and the interviews are anonymised. In communicating non-compliance to management, the auditor cannot disclose information which could identify the employee or employees to avoid retaliation against them, which is forbidden by the Supplier Code.



Doug McWhorter
Director, Global Procurement, RELX, USA

By collaborating with suppliers who share our values, we generate greater impact – for our company, our customers, and the communities where we live and work.

RELX supplier locations (% of supplier spend)



North America 58.1%
Europe 26.8%
Middle East 1%
Asia & Pacific 12.7%
Africa 0.6%
South America 0.8%

Based on four quarters ending Q3 2025

Read our Supplier Code of Conduct at **www.relx.com/cr-downloads**

Available in 16 languages, suppliers must display the Code in their workplace

SRS tracking list includes suppliers with which; we spend more than $1m annually; deem critical; or those located in medium and high-risk countries with which we spend $100,000+ annually for two consecutive years

We assess risk using our Supplier Risk Tool which contains 11 indicators, including human trafficking information from US State Department and the Environmental Performance Index (Yale University and Columbia University in collaboration with the World Economic Forum). Using the tool, in 2025, we assessed risk covering over 90% of global spend

SRS tracking list changes year-on-year based on our business needs and changes in country risk designations; in 2025, there were 954 suppliers, of which 769 (81%) are signatories to our Supplier Code or have equivalent standards in place. The tracking list includes 111 suppliers in high-risk countries and 694 in medium risk countries,

Incidence of noncompliance identified during an audit leads to a timeline requiring either immediate remediation or from 30-90 days remediation based on the finding. Audit reports provide a summary of findings, local law references as relevant, root cause and explanation of the noncompliance, follow-up methods, timescale, and recommendations and actions needed to close the finding. Suppliers upload a Corrective Action Plan (CAP) in the audit platform for each noncompliance finding and a follow-up audit is then scheduled to confirm action; auditors work with suppliers until full compliance is reached. We aim to ensure supplier remediation but in instances where the supplier fails to take sufficient action, we will terminate the supplier relationship.

To minimise deforestation risk in our production paper supply chain, we utilise the Forest Sourcing module of The Book Chain Project, a shared industry resource for sustainable paper we helped establish to assess the forest sources of our papers. By year end 2025, 100% of RELX's production paper was graded by The Book Chain Project as known and responsible (sustainable) sources or certified to FSC or PEFC (less than 0.1% not yet graded or certified).

During 2025, we held RELX Supplier sessions focused on avoiding modern slavery, promoting living wages and setting science-based carbon reduction targets.

Promoting human rights through the Supplier Code

As stated above, the Supplier Code sets out expectations for our suppliers' ethical conduct.

In accordance with the UK's Modern Slavery Act 2015, our Supplier Code explicitly prohibits suppliers from participating in any form of human trafficking or related activity. In 2025, we updated our RELX Modern Slavery Act Statement (MSA), available at 🔲 **www.relx.com**, outlining how we are working to prevent human trafficking and modern slavery in our direct operations and throughout our supply chain.

The Supplier Code stipulates that, where required by law, suppliers will have employment contracts signed with all employees and require mechanisms for reporting grievances. It additionally contains a provision on involuntary labour that states unequivocally that suppliers cannot directly or indirectly use, participate in, or benefit from, involuntary workers and human trafficking-related activities. Suppliers have access to Modern Slavery Awareness training through our audit provider. In addition, suppliers audited in the year were asked to undergo further training on freely chosen employment and living wages. We use a UK Government definition of modern slavery, particularly 'the trafficking of people, forced labour, servitude and slavery.' In 2025 we did not receive any reports from employees or suppliers via the Integrity Line that related to modern slavery.

The Supplier Code states that failure to comply may result in termination of the business relationship between RELX and the supplier, it also protects reporting persons from retaliation.



Supplier Code of Conduct signatories

Year	Signatories
2021	3,670
2022	4,467
2023	5,322
2024	6,056
2025	**6,586**

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

Responsible Supply Chain Performance

Target	Measure	2021 Actual	2022 Actual	2023 Actual	2024 Actual	2025 Actual
Increase # of suppliers as Code signatories	Total # of Code signatories	3,670	4,467	5,322	6,056	6,586
	Total # of suppliers on tracking list	359	724	796	914	954
	Total # of suppliers on tracking list who were Code signatories (or equivalent)	343	630	690	747	769
	% of suppliers on tracking list who were Code signatories (or equivalent)	96%	87%	87%	82%	81%
Continue using audits to ensure continuous improvement in supplier performance and compliance	# of independent audits	111	119	125	137	140
	Onsite	28	28	36	61	69
	Desktop	83	91	89	76	71
Continue to advance the US Supplier Inclusion Programme	% of total US spend with diverse suppliers (Veteran, Minority, Woman-owned businesses)	3%	4%	3%	3%	3%

2025 OBJECTIVE

Increase the number of suppliers that are Code Signatories and continue using audits to ensure continuous improvement in supplier performance and compliance

2025 PERFORMANCE

We are committed to proactive engagement with suppliers to ensure a Responsible Supply Chain that reflects the diversity of our communities. During 2025, we increased the number of suppliers that are signatories to our Supplier Code to 6,586. Additionally, 140 supplier audits were conducted to ensure continuous improvement in supplier performance and compliance.

▸ **6,586**

Suppliers who have signed the Supplier Code or have an equivalent code

2026 objectives	By 2030
Responsible Supply Chain – Increase number of suppliers that are Code signatories; continue using audits to ensure continuous improvement in supplier performance and compliance, in support of SDG 8 (Decent Work and Economic Growth)	Reduce supply chain risks related to human rights, labour, the environment and anti-bribery by ensuring adherence to our Supplier Code of Conduct through training, auditing and remediation; drive supply chain innovation, quality and efficiencies through a strong, diverse network of suppliers

Relevant SDGs

Environment

We work to reduce our environmental footprint, while developing products and services that bring stakeholders together to address critical global environmental issues and provide essential insights.

▶ **87%**
reduction in Scope 1 and Scope 2 (location-based) emissions since 2010

▶ **97%**
reduction in waste sent to landfill since 2018

▶ **71%**
reduction in on-site energy since 2018

Caroline Elliott-Grey
Senior Product Manager,
LexisNexis Risk Solutions, UK



 With the changing climate we are seeing the impact of increased flash flooding, shifts in subsidence and changes in wildfire patterns. Our products provide customers with crucial data and tools to understand the associated risks for property to enable them to offer sufficient levels of cover.

A positive environmental impact through our products and services

Our products and services, which provide stakeholders globally with data that informs debate, supports decision-making and advances environmental research, represent our most significant environmental impact.

Risk
Risk provides essential data to enable the insurance market to remain resilient in response to a rapidly changing climate. To address increased risks of flooding and subsidence, Risk offers address-level risk scores, available at the point of quote and visually through its Map View solution. Providing detailed, timely risk data on a property-by-property basis supports insurers underwriting decisions and benefits consumers in making informed decisions about their policies and property choices.

Scientific, Technical & Medical
In the year, Elsevier contributed to the development and launch of an industry-wide, digital journal carbon calculator to assess the impact of journal publications using a common methodology. Elsevier is deploying the tool for a pilot project with the Royal Danish Library to assist them with carbon reporting of journal publications.

Legal
LexisNexis Practical Guidance (LPG) strengthens market understanding of environmental law and policy. Bespoke trackers cover environmental law topics in legislation, cases, consultations, and UK/EU divergence. LPG monitors and reports on major developments and events in the year such as COP30 to ensure information remains current and actionable. ESG and sustainability resources expanded in the year on climate change, environmental policy, and due diligence.

Exhibitions
RX uses its global platforms to amplify sustainability knowledge, drive responsible consumption and inspire behavioural change.

RX's portfolio of energy events including World Future Energy Summit, All Energy and Pollutec help to accelerate the clean energy transition. In 2025, RX's Functional Fabric Fair Summer Edition featured over 150 sustainably certified suppliers, reflecting growing industry demand for responsible sourcing. Aluminium China brought together over 490 exhibitors in the year with themed zones focused on recycling and sustainable packaging solutions.

Across RELX
The CEO is responsible to the Board for environmental performance, and the CFO is our most senior environmental advocate. The CEOs of our business areas are responsible for complying with relevant environmental policy, legislation and regulations. The Global Head of Corporate Responsibility engages with the Board on environmental issues, and we work with Environmental Champions and dedicated engineering, design and real estate specialists to improve efficiency wherever possible in our portfolio.

We measure and report greenhouse gas emissions, implement decarbonisation strategies for emissions reductions and address residual emissions with high quality carbon removals, with the aim to achieve net zero across all carbon scopes by 2040. Details of our net zero transition road map are available on pages 218-219, and our Taskforce on Climate-related Financial Disclosure is available on page 235. We are signatories of We Are Still In, a network of more than 3,900 organisations committed to combatting climate change and are members of the Aldersgate Group, an alliance of leaders from business and civil society that support actions for a sustainable economy.

In creating and delivering our products and services we have an impact on the environment through carbon emissions, energy and water usage. But where we can make the biggest difference is in our portfolio of environmental research, products and services, which further knowledge, promote best practice and inspire meaningful action.

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

2025 Environmental Performance

	Absolute performance			Intensity ratio (absolute/GBPm revenue)		
	2024	**2025**	Change	2024	**2025**	Change
Scope 1 (direct emissions) tCO$_2$e	2,703	**1,966**	-27%	0.29	**0.21**	-28%
Scope 2 (location-based) emissions tCO$_2$e	29,989	**19,500**	-35%	3.18	**2.03**	-36%
Scope 2 (market-based) emissions tCO$_2$e	6,971	**5,294**	-24%	0.74	**0.55**	-25%
Scope 1 + Scope 2 (location-based) emissions tCO$_2$e	32,692	**21,466**	-34%	3.47	**2.24**	-35%
Total on-site energy (MWh)	89,745	**55,977**	-38%	9.51	**5.84**	-39%
Water (m^3)	134,716	**111,810**	-17%	14.28	**11.66**	-18%
Waste sent to landfill (t)*	44	**32**	-27%	<0.01	**<0.01**	-27%
Sustainable production paper (%)	100	**100**	–	–	–	–

* From reporting locations only, excluding estimates from non-reporting locations.

Actual environmental data covers approximately 80% of occupied floor space based on electricity reporting. When we are unable to obtain reliable data, for example from small serviced offices, we estimate energy consumption and water usage on actual data from our portfolio. In this way, our reported data covers all operations, for which we have operational control for the calendar year.

Scope 2 (location-based) emissions are calculated using grid average carbon emissions factors for all electricity sources.

Scope 2 (market-based) emissions are calculated using supplier-specific carbon emissions factors (where available) for renewable energy purchases.

Performance

We focus on delivering continuous improvement in our environmental performance and achieved the environmental objectives we set for 2025. We reduced our on-site energy consumption by 38% over 2024, with a reduction of 34% in our Scope 1 and Scope 2 (location-based) emissions. Scope 3 (flights) emissions increased by 24% over 2024 as business travel returns towards expected levels, but is 41% below 2019 emissions.

We reduced water consumption by 17% and continued to purchase 100% sustainable production paper.

Our carbon reduction targets are validated by the Science Based Targets Initiative as aligned with the 1.5°C criteria and include our Scope 3 targets:

- Reduce absolute Scope 3 emissions from purchased goods and services (incorporating capital goods), business travel and employee commuting by 30% in 2030 against a 2018 base year
- 60% of suppliers by spend covering purchased goods and services, fuel and energy related activities, upstream transportation and distribution and business travel will have science-based targets by 2027

Our indirect Scope 3 emissions can be found on page 63.

New environmental targets to 2030

Focus area	Targets – 2030	2025 performance
Climate change	Reduce Scope 1 + 2 (location-based) carbon emissions by 56% against a 2018 baseline	-74%
Energy	Reduce energy and fuel consumption of our locations by 65% against a 2018 baseline	-71%
Energy	Continue to purchase renewable electricity equivalent to 100% of RELX's global electricity consumption	100%
Waste*	Maintain waste sent to landfill from reporting locations at least 95% below 2018 levels	-97%
Production paper**	Maintain 100% of RELX production papers to be graded in Book Chain Project as 'known and responsible sources', or certified to FSC or PEFC	100%

*   From reporting locations, excluding estimated data.
** Percentage of paper graded as known and responsible sources by the Book Chain Project or certified by FSC/PEFC. Includes less than 0.1% of paper not yet graded or certified.

2025 OBJECTIVE

Implement new environmental targets covering energy, waste and management system

2025 PERFORMANCE

RELX is committed to achieving net zero by 2040. We have set near term carbon reduction targets, validated by the Science Based Targets Initiative (SBTi), to progress this commitment aligned with the Paris Climate Agreement.

To reduce Scope 3 carbon emissions in our supply chain, the RELX Global Procurement team instituted a new workstream in the year to encourage and monitor supplier adoption of science-based targets.





0063

Our environmental management system was re-certified to ISO14001 in the year, demonstrating our commitment to responsible environmental management across our global operations.

Climate change

Our Climate Change Statement supports the scientific community's opinion that human activity is contributing to climate change and highlights our support for the Paris Climate Agreement which aims to limit climate change to 1.5°C.

The RELX Climate Change Statement is available at
www.relx.com/cr-downloads.

As a signatory to the Climate Pledge, we are part of a community of more than 630 organisations working to address climate change by measuring and reporting greenhouse gas emissions and implementing decarbonisation strategies to achieve significant emissions reductions.

Since 2010, we have reduced our Scope 1 and 2 location-based carbon emissions by 87%. We set an internal carbon price which our business areas must pay for the carbon they emit. In 2025, it was $50 per ton of CO2.

We have a Net Zero Transition Plan which can be found on page 218.

Water

The majority of our sites use water from municipal supply and are in developed countries with a high capability for water adaptation and mitigation.

Our water usage decreased 17% between 2024 and 2025, primarily due to continued office space consolidation.

We engage with internal water experts who produce water related content for our customers. In 2025, we offered customers 26 peer-reviewed journals in water science and technology, including Water Research. We also support water projects through the RELX Environmental Challenge (see page 41).

Energy

As RELX almost exclusively occupies leased locations with few opportunities for onsite generation, we rely on green tariffs and renewable energy certificates (RECs) to purchase renewables equal to 100% of our global electricity consumption. In 2025, we purchased green-e certified wind and solar RECs in addition to green tariffs.

Energy consumption at our offices, representing 62% of the total on-site energy, decreased in 2025 due to continued office space consolidation. Energy from our owned data centres, constituting 38% of our total on-site energy consumption, decreased as we continued to move activity to the cloud. The purpose-built modern data centres of cloud providers have significantly lower emissions due to their large scale and measures such as the use of renewable energy.

We are a member of RE100, a global initiative bringing together businesses committed to 100% renewable electricity.



Absolute emissions

tCO₂e 1,000s

2018 is our baseline year for environment targets. Data available on page 36.

Intensity emissions

tCO₂e per GBPm revenue

■ Scope 1 emissions
■ Scope 2 (location-based) emissions

Data available on page 61.



Water usage

Cubic metres

2021	2022	2023	2024	2025
183,575	156,734	142,374	134,716	**111,810**

On-site energy consumption

MWh

2021	2022	2023	2024	2025
125,095	117,997	110,750	89,745	**55,977**

Waste

Total waste generated across all locations decreased by 52% in 2025, primarily due to the disposal of venue and warehouse space.

Of waste generated across all locations, we estimate 52% was recycled and 86% diverted from landfill through recycling, composting and waste energy generation. Of the waste produced at our reporting locations, excluding estimates from non-reporting locations, 57% was recycled. In 2025, waste sent to landfill from reporting locations, excluding estimates from non-reporting locations, decreased by 27% due to the continued office space consolidation projects and changes in waste management practices, including use of waste-to-energy processing.

Where reliable measurements are not available, we calculate waste based on weight sampling and by counting waste containers leaving our premises. Although local municipalities most often carry out sorting and recycling, we report all waste as going to landfill unless we have robust evidence. For this reason, performance against our waste target is linked to our reporting locations.

We work to reduce packaging waste from our physical products. In the UK, we provide information on packaging waste in line with the UK government's Extended Producer Responsibility Regulations. As a member of the Biffpack compliance scheme, we report the amount of obligated packaging (as defined in the regulations) we generate through selling, pack and fill and importation of relevant products.

Paper

The quantity of production paper purchased in 2025 decreased by 11% over 2024 and by 74% since 2010 as we deliver more of our products online, reflecting a circular economy approach to conducting our business. In 2025, we reviewed the RELX Paper Policy maintaining our commitment to avoiding deforestation and other environmental impacts through the purchase of sustainably sourced papers.

In 2025, 100% of RELX production papers were graded as known and responsible sources or certified to FSC or PEFC. We endeavour to limit any environmental impact and reduce paper wastage by implementing measures like smaller print runs, digital over litho printing, print on demand and using lighter papers where possible.

RELX is a founding member of the Book Chain Project's paper module (PREPS) and helped create the PREPS database which identifies the pulps and forest sources of paper. The RELX Sustainable Production Paper Policy commits us to purchase only sustainable papers – graded three or five in Bookchain, or certified to FSC or PEFC.

RELX complies with relevant legislation and work was undertaken in the year to make any necessary preparations for the incoming European Union Deforestation Regulations (EUDR).

Waste sent to landfill (reporting locations)



Tonnes

Waste disposal (reporting locations)



Reporting locations are those from which we were able to capture primary data in the year and excludes estimated data.

Sustainable production paper



Percentage

Percentage of paper graded as known and responsible sources by the Book Chain Project or certified by FSC/PEFC. Includes less than 0.1% of paper not yet graded or certified.

Forest source of graded production papers



Impacts in our value chain

Scope 3

In 2025, we continued to use the RELX CO2 Hub, an internal analytics platform, to help quantify our Scope 3 emissions. We estimated supplier emissions by collecting actual data from key suppliers to derive carbon intensity factors. The factors are then extrapolated by spend category to cover our full supply chain.

Scope 1 and Scope 2 carbon emissions of our suppliers, excluding business travel, cloud computing services, distribution and events (see below), is approximately 50,000 tCO2e per annum.

Using location-specific emissions factors and office attendance data, we estimated emissions from home working in the year to be around 12,000 tCO2e.

RELX Global Real Estate and Corporate Responsibility teams, work alongside contracted facilities colleagues to develop local travel plans. Travel plans contain information about local transport routes and seek to inform colleagues of commuter loan schemes and encourage sustainable transport use. Using daily refreshed office attendance data, we estimated emissions in 2025 to be around 5,900 tCO2e.

RX's Net Zero Carbon Events initiative, aims to develop methodologies to quantify and reduce emissions associated with the events industry. While attendance at one of our events can replace the need for multiple business trips, we gather emissions data associated with an event's value chain. RX produced a first Sustainability Report in the year which can be found at www.rxglobal.com/sustainability.

We encourage the re-use of electronic equipment and only recycle equipment once it cannot be re-used. We partner with Camara Education to donate equipment to provide access to computers for students in Ethiopia, Kenya, Tanzania and Zambia. Electrical equipment is refurbished for use or sold with proceeds going to set up computer labs, train teachers and provide locally relevant educational content. Any equipment that cannot be refurbished is disposed of according to local regulations.

Scope 3 Emissions

	2024	**2025**	Change
Category 1 & 2: Purchased goods and services including capital goods (tCO$_2$e)	272,000	**271,000**	0%
Category 6: Business travel (tCO$_2$e) including flights	19,594	**24,238**	24%
Category 7: Employee commuting (tCO$_2$e)	5,900	**5,900**	0%

Scope 3 categories covered by the Scope 3 reduction target, validated by the Science Based Targets Initiative.

2025 OBJECTIVE

Implement employee action budget, funded by internal carbon price

2025 PERFORMANCE

On World Environment Day 2025 the RELX CFO, and chief environmental champion, launched the RELX Green Fund, made possible through proceeds from our internal carbon price. Global colleagues were invited to submit proposals that advance RELX's environmental goals. An internal panel of sustainability experts from across the business chose the following projects for funding:

- A model free access bicycle pilot scheme which can be rolled out to more locations in the future
- Tailored climate training and climate risk workshops for Elsevier colleagues



- Introduction of a new Oceans Prize as part of the RELX Environmental Challenge
- A funded project to assess nature related dependencies and impacts in STM

In the year, Green Teams, employee-led environmental groups, engaged over 300 colleagues across the world.

2026 objectives	By 2030
Environmental responsibility – Launch new RELX Environmental Challenge Oceans Category, in support of SDG 14 (Life Below Water) **Carbon reduction** – Launch climate training for colleagues across business areas and introduce new engagement opportunities, in support of SDG 13 (Climate Action)	Further environmental knowledge and insight globally through our products and services and conduct our business with the lowest environmental impact possible

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

Financial review



Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements
and other information

Chief Financial Officer's report





In 2025, underlying revenue growth was 7%, underlying adjusted operating profit growth was 9%, and adjusted earnings per share grew at 10% at constant currency.

Nick Luff, Chief Financial Officer

Business area reporting changes

Our strategy is to develop increasingly sophisticated information-based analytics and decision tools that deliver enhanced value to professional and business customers across market segments. These are now provided almost exclusively in electronic format with the proportion of group revenue from products in print format having reduced over the past 25 years from 64% to 4%. This print to electronic transition is now largely complete.

Going forwards, we will continue to ensure that print versions of our content remain available as a service to customers who still prefer this format, while we continue to proactively reduce our own involvement in print and print-related activities. Over the past two years, we have stepped up our efforts to do this through out-sourcing, joint ventures and targeted asset disposals.

Consistent with this, we are now managing and reporting print and print-related activities separately. We believe that this removes a management distraction and improves transparency of reporting.

Also, a small portfolio of commercial healthcare products, previously distributed by Scientific, Technical & Medical (STM), is now managed and distributed entirely in Risk. Accordingly, revenue, together with some associated profit, previously in STM, is now reported in Risk.

Prior period comparatives have been restated to reflect these reporting changes, with a restatement of revenue and adjusted operating profit for the years ended 31 December 2024 and 31 December 2023 provided on pages 144 and 145.

Revenue

Group underlying revenue growth was 7%, with all four business areas contributing to underlying growth. Risk continued to

deliver strong growth, STM maintained its improved growth, Legal growth continued to improve and Exhibitions saw strong growth.

For print and print-related, in addition to the usual print format decline, the step up in actions we have taken over the past two years resulted in a step down in revenue to £399m (2024: £517m).

Disposals, exhibition cycling and the step down in revenue from print and print-related activities all combined to reduce group revenue by 3%. The impact of currency movements was to decrease group revenue by 2%. Total revenue was £9,590m (2024: £9,434m), up 2%.

Profit

Group underlying growth in adjusted operating profit was 9%, with all four business areas contributing to underlying growth.

The adjusted operating profit from print and print-related activities reduced to £185m (2024: £217m). Disposals and the reduction in profit contribution from print and print-related activities combined to reduce group adjusted operating profit by 2%. Currency effects decreased adjusted operating profit by 3%.

Total adjusted operating profit was £3,342m (2024: £3,199m), up 4%. The overall adjusted operating margin improved by 0.9 percentage points to 34.8% (2024: 33.9%) driven by the underlying performance. EBITDA margin also improved, by 0.6 percentage points, to 40.1%.

Reported operating profit was £3,027m (2024: £2,861m), up 6%, slightly higher than the increase in adjusted operating profit due to lower amortisation of acquired intangible assets and acquisition and disposal related items.

Adjusted net interest expense was £283m (2024: £296m), with the decrease reflecting lower average interest rates partly offset by higher average debt balances.



Revenue

GBPm

	2021	2022	2023	2024	**2025**
	7,244	8,553	9,161	9,434	**9,590**

Adjusted operating profit

GBPm

	2021	2022	2023	2024	**2025**
	2,210	2,683	3,030	3,199	**3,342**

Adjusted profit before tax was £3,059m (2024: £2,903m), up 5%. Reported profit before tax was £2,750m (2024: £2,557m) up 8%, reflecting the improvement in reported operating profit and the lower interest expense.

The adjusted net interest expense and adjusted profit before tax exclude a charge of £5m (2024: nil) for the mark-to-market movement on cross currency interest rate swaps entered into as a hedge of foreign currency exposures, but for which hedge accounting cannot be applied (see 'Debt' below). They also exclude the net pension financing credit of £3m (2024: £1m charge).

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures and associates, was £248m (2024: £258m).

ADJUSTED FIGURES

For the year ended 31 December	2024 GBPm	2025 GBPm	Change in GBP	Change at constant currency	Underlying growth
Revenue	9,434	**9,590**	+2%	+4%	+7%
EBITDA	3,724	**3,846**			
Operating profit	3,199	**3,342**	+4%	+7%	+9%
Operating margin	33.9%	**34.8%**			
Net interest expense	(296)	**(283)**			
Profit before tax	2,903	**3,059**	+5%	+8%	
Tax charge	(652)	**(688)**			
Net profit attributable to shareholders	2,241	**2,358**	+5%	+8%	
Cash flow	3,101	**3,301**	+6%		
Cash flow conversion	97%	**99%**			
Return on invested capital	14.8%	**15.4%**			
Earnings per share	120.1p	**128.5p**	+7%	+10%	

DIVIDEND

For the year ended 31 December	2024	2025	Change
Ordinary dividend per share	63.0p	**67.5p**	+7%

REPORTED FIGURES

For the year ended 31 December	2024	2025	Change
Revenue	9,434	**9,590**	+2%
Operating profit	2,861	**3,027**	+6%
Net interest expense	(298)	**(286)**	
Profit before tax	2,557	**2,750**	+8%
Tax charge	(613)	**(672)**	
Net profit attributable to shareholders	1,934	**2,065**	+7%
Net margin	20.5%	**21.5%**	
Cash generated from operations	3,521	**3,735**	+6%
Net debt	6,563	**7,201**	
Earnings per share	103.6p	**112.6p**	+9%

Summary financial information is presented in US dollars on page 196 and 197.

RELX uses adjusted and underlying figures as additional performance measures. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. Underlying revenue growth rates are calculated at constant currency, and exclude revenue from acquisitions until twelve months after purchase, revenue of disposals and assets held for sale, print and print-related revenue, exhibition cycling, and timing effects. Underlying adjusted operating profit growth rates are calculated on the same basis except that they do not exclude exhibition cycling, and timing effects. Constant currency growth rates are based on 2024 full year average and hedge exchange rates. Some figures and sub-totals may add up to slightly different amounts than the totals due to rounding. Reconciliations between the reported and adjusted figures are set out on pages 198 to 206.

Acquisition and disposal related costs were £54m (2024: £69m), slightly lower than the prior year primarily due to lower acquisition activity.

The adjusted tax charge was £688m (2024: £652m). The adjusted effective tax rate was 22.5% (2024: 22.5%).

The adjusted tax charge excludes movements in deferred taxation assets and liabilities related to goodwill and acquired intangible assets, but includes the benefit of tax amortisation where available on those items. Adjusted operating profit from joint ventures and associates is grossed up for our equity share of interest and taxation.

The application of tax law and practice is subject to some uncertainty and amounts are provided in respect of this.

Discussions with tax authorities relating to cross-border transactions and other matters are ongoing. Although the outcome of open items cannot be predicted, no significant impact on profitability is expected.



EBITDA margin

2021	2022	2023	2024	**2025**
37.2%	37.1%	38.7%	39.5%	**40.1%**



Adjusted operating profit margin

2021	2022	2023	2024	**2025**
30.5%	31.4%	33.1%	33.9%	**34.8%**

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

The reported tax charge was £672m (2024: £613m), including tax associated with the amortisation of acquired intangible assets, disposals and other non-operating items. The reported tax rate was 24.4% (2024: 24.0%).

The adjusted net profit attributable to shareholders was £2,358m (2024: £2,241m), up 5%. Adjusted earnings per share was up 10% at constant currency, and after changes in exchange rates was up 7% at 128.5p (2024: 120.1p).

The reported net profit attributable to shareholders was £2,065m (2024: £1,934m), up 7%. Reported earnings per share was 112.6p (2024: 103.6p), up 9%.

Cash flows

Adjusted cash flow was £3,301m (2024: £3,101m), up 6% compared with the prior period. The rate of conversion of adjusted operating profit to adjusted cash flow was 99% (2024: 97%).

CONVERSION OF ADJUSTED OPERATING PROFIT INTO CASH

YEAR TO 31 DECEMBER	2024 GBPm	2025 GBPm
Adjusted operating profit	3,199	3,342
Depreciation and amortisation	525	504
EBITDA	3,724	3,846
Capital expenditure	(484)	(525)
Repayment of lease principal (net)*	(61)	(38)
Working capital and other items	(78)	18
Adjusted cash flow	3,101	3,301
Adjusted cash flow conversion	97%	99%

* Net of sublease receipts.

Capital expenditure was £525m (2024: £484m), including £504m (2024: £464m) in respect of capitalised development costs, reflecting sustained investment in new products. Capital expenditure was 5.5% of revenue (2024: 5.1%) and excludes pre-publication costs of £102m (2024: £92m) that were capitalised as current assets and principal lease repayments of £38m (2024: £61m). Depreciation and other amortisation charged within adjusted operating profit was £504m (2024: £525m) and represented 5.3% of revenue (2024: 5.6%). This includes amortisation of internally developed intangible assets, largely capitalised development costs, of £352m (2024: £364m) and depreciation of property, plant and equipment of £26m (2024: £34m) which combined represent 3.9% (2024: 4.2%) of revenue.

Interest paid (net) was £261m (2024: £251m), increasing mainly as a result of the timing of payments. Tax paid of £638m (2024: £662m) was lower than the income statement charge, with the difference reflecting timing of tax payments.

Payments made in respect of acquisition and disposal related items amounted to £89m (2024: £62m).

Free cash flow before dividends was £2,313m (2024: £2,126m). Ordinary dividends paid to shareholders in the year, being the 2024 final dividend and 2025 interim dividend, amounted to £1,181m (2024: £1,121m). Free cash flow after dividends was £1,132m (2024: £1,005m).

FREE CASH FLOW

YEAR TO 31 DECEMBER	2024 GBPm	2025 GBPm
Adjusted cash flow	3,101	3,301
Interest paid (net)	(251)	(261)
Cash tax paid*	(662)	(638)
Acquisition and disposal related items	(62)	(89)
Free cash flow before dividends	2,126	2,313
Ordinary dividends	(1,121)	(1,181)
Free cash flow after dividends	1,005	1,132

* Net of cash tax relief on acquisition and disposal related items and including cash tax impact of disposals.

RECONCILIATION OF NET DEBT YEAR-ON-YEAR

YEAR TO 31 DECEMBER	2024 GBPm	2025 GBPm
Net debt at 1 January	(6,446)	(6,563)
Free cash flow post dividends	1,005	1,132
Acquisitions: total consideration	(195)	(270)
Disposals: total consideration	95	11
Share repurchases	(1,000)	(1,500)
Purchase of shares by the employee benefit trust	(75)	(76)
Other*	7	(30)
Currency translation	46	95
Movement in net debt	(117)	(638)
Net debt at 31 December	(6,563)	(7,201)

* Includes share option exercise proceeds, leases, disposal and acquisition timing effects and pension deficit recovery payments.

Total consideration on acquisitions completed in the year was £270m (2024: £195m). Cash spent on acquisitions was £260m (2024: £170m), reflecting timing of deferred consideration for past and current year acquisitions. Cash spent on venture capital investments was £42m (2024: £4m).

Total consideration from disposals completed in the year was £11m (2024: £95m). Net cash inflow from disposals was £17m (2024: £46m). Share repurchases in 2025 were £1,500m (2024: £1,000m) with a further £250m repurchased in 2026 as at 11 February. In addition, the Employee Benefit Trust purchased shares of RELX PLC to meet future obligations in respect of share based remuneration totalling £76m (2024: £75m). Proceeds from the exercise of share options were £42m (2024: £47m).



Adjusted cash flow conversion



Leverage – Net debt/EBITDA

Funding

Debt

Net debt at 31 December 2025 was £7,201m, an increase of £638m since 31 December 2024. The majority of our borrowings are denominated in US dollars and euros. As sterling was stronger against the US dollar at 31 December 2025 compared to 31 December 2024, currency effects reduced net debt expressed in sterling. In US dollars, net debt at 31 December 2025 was $9,721m, an increase of $1,517m since 31 December 2024. As the euro was stronger against the US dollar at 31 December 2025 compared to 31 December 2024, currency effects increased net debt in US dollars. Excluding currency translation effects, net debt increased by £733m when expressed in sterling and by $968m when expressed in US dollars.

In March 2025, the Group entered into cross-currency interest rate swaps to increase its exposure to debt in euro and Japanese yen. This provides a hedge of part of the Group's earnings in those currencies, but the nature of the Group's assets in those currencies on a reported basis means that the interest rate swaps do not qualify for net investment hedge accounting. The fair value movements in these instruments in each period will be included in reported net interest expense but excluded from adjusted net interest expense, and the total fair value at each reporting date will be included as part of net debt as defined by the Group. Of the $1.5bn of new term debt issued in the period (see 'Liquidity' below), $500m has been swapped from fixed rate US dollars to fixed rate euros for five or ten years, and $500m has been swapped from fixed rate US dollars to fixed rate Japanese yen for ten years.

Gross debt of £7,267m (2024: £6,544m) is comprised of bank and bond borrowings of £7,170m (2024: £6,441m) and lease liabilities of £97m (2024: £103m). The fair value of derivative net liabilities designated as hedging instruments was £60m (2024: £140m), the fair value of cross-currency interest rate swap net liabilities not designated as hedging instruments was £5m (2024: nil), finance lease receivables were nil (2024: £2m) and cash and cash equivalents totalled £131m (2024: £119m). In aggregate, these give the net debt figure of £7,201m (2024: £6,563m).

The effective interest rate on gross bank and bond borrowings was 3.9% in 2025 (2024: 4.4%). As at 31 December 2025, gross bank and bond borrowings had a weighted average life remaining of 4.0 years and a total of 66% of them were at fixed rates, after taking into account interest rate derivatives. The ratio of net debt (including pensions) to EBITDA was 2.0x (2024: 1.8x), calculated in US dollars.

At 31 December 2025, there was a net positive pension accounting balance (pension assets less pension obligations) of £43m, compared to a net positive position of £21m as at 31 December 2024 as liabilities have reduced due to an increase in discount rates.

The Group and the Trustees of the main UK defined benefit pension scheme have completed the 2024 triennial valuation and no deficit funding contributions are required in the period 2025 to 2027. In the first half of 2025 it was announced that this scheme will be closed to future accrual of benefits with effect from 28 February 2027.

Liquidity

In March 2025, USD denominated term debt was issued of $750m with a fixed coupon of 4.75% and a maturity of 5 years and $750m with a fixed coupon of 5.25% and a maturity of 10 years. The Group has ample liquidity and access to debt capital markets, providing the ability to repay or refinance debt as it matures and to fund ongoing requirements. During the year, the existing $3bn committed bank facility due to mature in April 2027 was refinanced and replaced with a new $3.5bn committed bank facility, maturing in November 2030 with the option to extend for two years. This facility provides security of funding for short-term debt, and remains undrawn.

Invested capital and returns

Net capital employed decreased by £249m to £10,322m at 31 December 2025 (2024: £10,571m), primarily due to changes in exchange rates, partly offset by the effect of acquisitions completed during the year and movements in working capital.

NET CAPITAL EMPLOYED

AS AT 31 DECEMBER	2024 GBPm	2025 GBPm
Goodwill and acquired intangible assets*	9,811	9,327
Internally developed intangible assets*	1,569	1,675
Property, plant and equipment*, right-of-use assets* and investments	432	454
Net pension asset	21	43
Working capital	(1,262)	(1,177)
Net capital employed	10,571	10,322

*   Net of accumulated depreciation and amortisation.

The post-tax return on average invested capital in the year was 15.4% (2024: 14.8%). The increase was driven by growth in adjusted operating profit.

RETURN ON INVESTED CAPITAL

AS AT 31 DECEMBER	2024 GBPm	2025 GBPm
Adjusted operating profit	3,199	3,342
Tax at adjusted effective rate	(720)	(752)
Adjusted effective tax rate	22.5%	22.5%
Adjusted operating profit after tax	2,479	2,590
Average invested capital*	16,743	16,799
Return on invested capital	14.8%	15.4%

*   Average of invested capital at the beginning and the end of the year, retranslated at average exchange rates for the year. Invested capital is calculated as net capital employed, adjusted to add back accumulated amortisation and impairment of acquired intangible assets and goodwill and to exclude the gross up to goodwill in respect of deferred tax.



RELX term debt maturities at 31 December 2025

USDm

2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	>2035
880	587	939	950	1,500	880	1,087	998	0	750	7

Term debt translated at 31 December 2025 exchange rates, stated at par value



Return on invested capital

2021	2022	2023	2024	2025
11.9%	12.5%	14.0%	14.8%	**15.4%**

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

Dividends and share repurchases

	2024 GBPm	**2025 GBPm**	Change
Adjusted earnings per share	120.1p	**128.5p**	+7%
Reported earnings per share	103.6p	**112.6p**	+9%
Ordinary dividend per share	63.0p	**67.5p**	+7%

The final dividend proposed by the Board is 48.0p per share. This gives total dividends for the year of 67.5p (2024: 63.0p), 7% higher than the prior year.

The dividend policy of RELX PLC is, over the longer term, to grow dividends broadly in line with adjusted earnings per share, paying out approximately half of adjusted earnings in dividend each year.

During 2025, a total of 39.5m RELX PLC shares were repurchased at an average price of 3,797p. Total consideration for these repurchases was £1,500m. A further 1.9m (2024: 2.2m) shares were purchased by the Employee Benefit Trust. As at 31 December 2025, total shares in issue, net of shares held in treasury and shares held by the Employee Benefit Trust, amounted to 1,819.0m. A further 8.8m shares have been repurchased in 2026 as at 11 February.

Distributable reserves and parent company balance sheet

As at 31 December 2025, RELX PLC had distributable reserves of £5.1bn (2024: £4.9bn). In line with UK legislation, distributable reserves are derived from the non-consolidated RELX PLC balance sheet. The consolidated reserves reflect items such as the amortisation of acquired intangible assets that are not taken into account when calculating distributable reserves.

The parent company balance sheet net assets are higher than those of the Group due to the investment in RELX Group plc being carried at a value of £18.4bn which is not reflected on the consolidated balance sheet. The parent company balance sheet can be found on page 189. Further information on the distributable reserves can be found in the parent company financial statements on page 190.

Alternative performance measures

RELX uses a range of alternative performance measures (APMs) in the reporting of financial information, which are not defined by generally accepted accounting principles (GAAP) such as IFRS. These APMs are used by the Board and management as they believe they provide relevant information in assessing the Group's performance, position and cash flows, enable investors to track more clearly the core operational performance of the Group, and provide a clear basis for assessing RELX's ability to raise debt and invest in new business opportunities.

Management also uses these financial measures, along with IFRS financial measures, in evaluating the operating performance of the Group as a whole and of the individual business areas. These measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. The measures may not be directly comparable to similarly reported measures by other companies.

Definitions and reconciliations of alternative performance measures together with restatement of certain measures can be found on pages 198 to 206.

Accounting policies

The consolidated financial statements are prepared in accordance with UK adopted International Accounting Standards in conformity with the requirements of the Companies Act 2006 and IFRS accounting standards as issued by the International Accounting Standards Board (IASB) following the accounting policies shown in the notes to the financial statements on pages 138 to 185.

The accounting policies and estimates which require the most significant judgement relate to the capitalisation of development spend and accounting for defined benefit pension schemes. Further detail is provided in the accounting policies on pages 143 to 145 and in the relevant notes to the accounts.

Tax

Taxation is an important issue for us and our stakeholders, including our shareholders, governments, customers, suppliers, employees and the global communities in which we operate.

We have set out our approach to tax in our global tax strategy. This incorporates our Tax Principles along with additional disclosures around where we pay taxes and our broader contribution to society. This is all made publicly available on our website: **www.relx.com/go/taxprinciples**. We maintain an open dialogue with tax authorities, and are vigilant in ensuring that we comply with current tax legislation. We have clear and consistent tax policies and tax matters are dealt with by a professional tax function, supported by external advisers.

We proactively seek to agree arm's-length pricing with tax authorities to mitigate tax risks of significant cross-border operations. We actively engage with policy makers, tax administrators, industry bodies and international institutions to provide informed input on proposed tax measures, so that we and they can understand how those proposals would affect our business. In addition, we participate in consultations with the Organisation for Economic Co-operation and Development (OECD), European bodies and the United Nations.



Dividends

GBPm

2021	2022	2023	2024	**2025**
920	983	1,059	1,121	**1,181**



Share buybacks

GBPm

2021	2022	2023	2024	**2025**
	500	800	1,000	**1,500**

Treasury

The Board of RELX PLC agrees Treasury Principles which are translated into policies for managing treasury risks. The key policies address security of funding requirements, the target fixed/floating interest rate exposure for debt and foreign currency hedging and place limits on counterparty exposures. A more extensive summary of these policies is provided in note 17 to the financial statements on pages 169 to 175. Financial instruments are used to finance the RELX businesses and to hedge transactions. The Group's businesses do not enter into speculative transactions.

Liquidity management

The capital structure is managed to support RELX's objective of maximising long-term shareholder value through appropriate security of funding, ready access to debt and capital markets, cost-effective borrowing and flexibility to fund business and acquisition opportunities while maintaining appropriate leverage to ensure an efficient capital structure.

Over the long term, RELX seeks to maintain cash flow conversion of 90% or higher and credit rating agency metrics that are consistent with a solid investment grade credit rating. These metrics, as defined by the rating agencies, include net debt to EBITDA and various measures of cash flow as a percentage of net debt. Further detail on liquidity management is provided on pages 170 and 171.

Capital management

RELX uses the cash flow it generates to fund capital expenditure required to drive organic growth, to make selective acquisitions and to provide a growing dividend to shareholders, while retaining balance sheet strength to maintain access to cost-effective sources of borrowing. Share repurchases are undertaken to maintain an efficient balance sheet. Further detail on capital management is provided on pages 169 and 170.

Corporate responsibility

Corporate responsibility continues to underpin our activities. This included in 2025, reducing our Scope 1, Scope 2 (location-based) and Scope 3 (business flights) emissions by 13%. We continue to hold Group-wide ISO 140001 certification of our Environmental Management System.

To track our environmental progress through the year, I led quarterly Environmental Checkpoint meetings with senior managers and chaired our Net Zero Carbon Events working group to progress a net zero road map which featured in RX's first Sustainability Report. For World Environment Day, I sent a message to all RELX staff highlighting our environmental performance and priorities, building on the work of Green Teams at more than 56 locations across the Group which focus on environmental management at the local level. In the year, we launched a Green Fund, open to all employees for projects with environmental benefits, using proceeds from our internal carbon price which was $50 per ton of CO_2e in 2025.

Our most significant contribution to the environment-related UN Sustainable Development Goals (SDGs), including SDG 7, Clean And Affordable Energy and SDG 13, Climate Action, remains our products and services. We continued to deploy the EmeraldSky methodology developed by Risk's global flight data business, Cirium, to calculate our Scope 3, business flight travel data. Scientific, Technical & Medical's The Lancet Planetary Health addressed themes related to sustainable development and global environmental change throughout the year. Legal published England and Wales Environment Tracker 2025, which tracks and summarises new and upcoming legislation and consultations linked to climate action and emissions reduction in England and Wales. Exhibitions' World Future Energy Summit in Abu Dhabi featured the Sustainability Business Connect programme, a platform allowing regional and international buyers to meet with exhibitors, visitors, and prospective partners, which expanded by 17% over the previous year.

We are committed to transparency. You can find more information and data in the Corporate Responsibility section on pages 34 to 63, in the Corporate Sustainability Reporting Directive Sustainability Statement on pages 208 to 234, and our Taskforce on Climate-Related Financial Disclosure (TCFD) on page 235.

Nick Luff
Chief Financial Officer

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

Principal and emerging risks

Risk identification, evaluation, and management

RELX has established a well-embedded risk management framework based on the Internal Control-Integrated Framework (2013) by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). Through this framework risks are identified, assessed, mitigated, and monitored in an effective and consistent way across the businesses.

RELX uses the 3 Lines of Defence model and aligns its systems of risk management and internal control with the COSO framework. Business Areas are required to maintain systems of risk management and internal control which are appropriate to the nature and scale of their activities and address all significant strategic, operational, financial, legal and regulatory compliance and reputational risks that they face. The RELX PLC Board monitors the system of internal control and risk management and performs an annual assessment of its effectiveness.

Consideration of current and emerging risks

Our risk management process considers the likelihood and impact of risks, the timeline over which a risk could arise, the direction in which risks are trending and the effectiveness of our mitigation efforts. In addition to consideration of current risks, we also identify emerging risks which could impact our business in the next 3-5 years.

An emerging risk specific to generative AI is the possibility that models may produce inaccurate or fabricated content. We reduce this exposure by involving domain experts in the development, implementing comprehensive testing and validation procedures, and including verifiable, source-linked citations in AI-generated outputs to ensure users can access authoritative material. Another emerging AI risk in the journal publishing sector is that Generative AI is lowering the cost and effort to produce fraudulent articles, either by innocent/ignorant or fraudulent author, editor or peer reviewer. We combat this with technological tools designed to identify fraudulently submitted articles.

RISK	MITIGATION
External Risks	
Data privacy	
In the course of our business, we process personal data from customers, end users, employees and other sources. Certain business areas rely extensively upon content that includes personal data from public records, governmental authorities, publicly available information and media, and other information companies, including competitors. Changes in data privacy legislation, regulation, and/or enforcement could impact our ability to collect and use personal data, potentially affecting the availability and effectiveness of our products. Failure or perceived failure, by us, our customers or suppliers, to comply with requirements for proper collection, use, sharing, storage, transfer and other processing of personal data may damage our reputation, divert time and effort of management and other resources, increase cost of operations, and expose us to risk of loss, fines and penalties, litigation, and increased regulation.	We are guided by the RELX Privacy Principles and have implemented governance structures, contractual restrictions, technical measures, and other controls to protect personal data and meet data privacy requirements across all jurisdictions where we operate. We have assurance programmes to monitor compliance and conduct training and awareness programmes for our employees. Our commitment to fair, explainable, and accountable AI practices, as set out in our Responsible Artificial Intelligence Principles, helps to ensure that our AI uses of personal data are subject to robust privacy governance.
Intellectual property rights	
Our products and services include and utilise intellectual property and we rely on our commercial agreements as well as trademark, copyright, patent, trade secret and other intellectual property laws to establish and protect our proprietary rights in this intellectual property. Such intellectual property laws are subject to national legislative initiatives, cross-border initiatives such as those from the European Commission and increased judicial scrutiny in several jurisdictions in which we operate that could weaken such protections. There is a risk that our proprietary rights and copyright protections could be infringed or circumvented, including by companies leveraging technology tools and AI, which may impact demand for and pricing of our products and services.	We actively engage in developing and promoting the legal protection of intellectual property rights. Our contracts with customers contain provisions regarding the use of proprietary content including use by large language models. We are vigilant as to the use of our intellectual property and, as appropriate, take action to challenge illegal content distribution sources.

RISK	MITIGATION
Geopolitical, economic and market conditions Demand for our products and services, and our ability to operate internationally, may be adversely impacted by geopolitical, economic and market conditions beyond our control. These include acts of war and civil unrest; political conflicts and tensions; international sanctions; economic cycles; the impact of the effect of changes in inflation and interest rates in major economies; trading relations between the United States, Europe, China and other major economies; as well as levels of government and private funding for our markets.	Our businesses are focused on professional markets which have generally been more resilient in periods of economic downturn. We deliver information solutions, many on a subscription and recurring revenue basis, which are important to our customers' effectiveness and efficiency. We operate diversified businesses in terms of sectors, markets, customers, geographies and products and services. We have multi-year contracts in place for much of the revenue base, and underlying demand drivers in many areas are not directly exposed to economic growth (eg scientific research, healthcare, fraud risk, financial crime compliance). Over the past 15 years, RELX has significantly reduced its dependence on revenue streams that historically have been impacted by economic downturns (eg advertising, employment screening). We have extended our position in long-term global growth markets through organic new launches supported by the selective acquisitions. We continuously monitor economic and political developments to assess their impact on our strategy which is designed to mitigate these risks. In response to specific uncertainties, our businesses engage in scenario planning and develop contingency plans where relevant and consider exiting businesses and markets that no longer fit our strategy.
Evolution of primary research publishing Maintaining quality and integrity in primary scientific research is core to our Scientific, Technical & Medical (STM) business. There is a risk that we may not detect some erroneous or fraudulent research papers that are submitted to our journals. In addition, payment models in scientific research publishing are evolving, with 'pay-to-publish' (commonly referred to as Open Access) becoming a larger share relative to 'pay-to-read'. Rapid changes in customer choice, regulation, or technologies in this area could impact the revenue mix and growth in primary publishing.	We focus on the quality and integrity of research through the editorial and peer review process; we invest in technology to drive innovation in editorial and distribution platforms to make content and data accessible, trusted and actionable; we work across the industry to combat fraud; and we develop our systems to manage different payment models. To meet changing customer needs, we continue to launch new journals across payment models and scientific disciplines.

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

RISK	MITIGATION

Strategic Execution Risks

Customer demand for our products

Our businesses are dependent on the continued demand by our customers for our products and services and the value placed on them. We operate in highly competitive and dynamic markets, and the means of delivery, customer demand for, and the products and services themselves, continue to change in response to technological innovations, such as the use of artificial intelligence, legislative and regulatory changes, the entrance of new competitors, and other factors. Failure to anticipate and quickly adapt to these changes, or to deliver enhanced value to our customers, could impact demand for our products and services and consequently adversely affect our revenue or the long-term returns from our investment in higher value-add information-based analytics and decision tools.

We are focused on the needs and economics of our customers. We gain insights into the markets that we serve, evolving customers' needs, the potential application of new technologies and business models, and the actions of competitors and disrupters. These insights inform our strategic and operational priorities. We continuously invest significant resources in our products and services, and the infrastructure to support them, and we have a long track record of using artificial intelligence. We leverage user centred design and development methods and customer analytics and invest in new and enhanced technologies to provide content and innovative solutions that help them achieve better outcomes and enhance productivity.

Acquisitions

We supplement our organic development with selected acquisitions. If we are unable to generate the anticipated benefits such as revenue growth, accelerated product development or cost savings associated with these acquisitions, it could adversely affect return on invested capital and financial condition or lead to an impairment of goodwill or intangibles.

Acquisitions are made within the framework of our overall strategy, which emphasises organic development. We have a well formulated process for reviewing and executing acquisitions and for managing the post-acquisition integration. This process is underpinned with clear strategic, financial and ethical criteria. We closely monitor the integration and performance of acquisitions.

Operational Risks

Cybersecurity

Our businesses maintain and use online databases and platforms delivering our products and services, which we rely on, and provide data to third parties, including customers and service providers. These databases and information are a target for compromise and face a risk of unauthorised access and use by unauthorised parties including through cyber, ransomware, malware, phishing and other social engineering attacks on us or our third-party service providers. Our cybersecurity measures, and the measures used by our third-party service providers, may not detect or prevent all attempts to compromise our systems, which may jeopardise the security or integrity of the data we maintain or may disrupt our systems. Failures of our cybersecurity measures could result in unauthorised access to our systems, misappropriation of our or our users' data, deletion or modification of stored information or other interruption to our business operations. As techniques used to obtain unauthorised access to or to sabotage systems change frequently (including automated tools such as generative-AI assisted) and may not be known until launched against us or our third-party service providers we may be unable to anticipate or implement adequate measures to protect against these attacks and our service providers and customers may likewise be unable to do so.

Compromises of our or our third-party service providers' systems could adversely affect our financial performance, damage our reputation and expose us to risk of loss, fines and penalties, litigation and increased regulation.

We have established cybersecurity programmes which are constantly reviewed and updated to address developments in the threat landscape with the aim of ensuring our ability to prevent, respond to and recover from a cyber-attack or ransomware attack, that data is protected, and our business infrastructures continue to operate.

We have governance mechanisms in place to design and monitor common policies and standards across our businesses.

We invest in appropriate technological and physical controls which are applied across the enterprise in a risk-based security programme which operates at the infrastructure, application and user levels. These controls include, but are not limited to, infrastructure vulnerability management, application scanning and penetration testing, network segmentation, encryption and logging and monitoring. We continuously explore new methods (including advanced automation and generative AI assistance) to enhance our controls. We provide regular training and communication initiatives to establish and maintain awareness of risks at all levels of our businesses. We have appropriate incident response plans to respond to threats and attacks which include procedures to recover and restore data and applications in the event of an attack. We maintain appropriate information cybersecurity policies and contractual requirements for our businesses and run programmes monitoring the application of our data security and resilience policies by third party service providers. We use independent internal and third-party auditors to test, evaluate, and help enhance our procedures and controls.

We continuously monitor the global regulatory landscape to identify emerging cybersecurity, data protection and privacy laws, and, as needed, implement plans to comply with them. We procure appropriate cybersecurity insurance to mitigate potential losses arising from a cybersecurity incident.

RISK	MITIGATION
Face-to-face events Face-to-face events are susceptible to economic cycles, changes in trading relations, communicable diseases, severe weather events and other natural disasters, terrorism and availability of venues. Each or any of these may impact our ability to hold face-to-face events, and exhibitors' and visitors' desire and ability to travel in person to events. These factors each have the potential to reduce revenues, increase the costs of organising events and adversely affect cash flows and reputation.	We operate a large number of events across a wide variety of venues in many countries, serving both domestic and international exhibitors and attendees. We actively review our ability to host events considering the availability of venues and national and local regulations including those related to health, travel, and security. We operate flexibly, rescheduling or re-locating events when necessary. We take appropriate measures at our events to ensure for the well-being and safety of exhibitors, visitors and employees. Our face-to-face events are supported by enhanced digital services.
Supply chain dependencies Our organisational and operational structures depend on suppliers including outsourced and offshored functions, as well as cloud service, software, and large language model providers. Poor performance, failure or breach of third parties to whom we have contracted could adversely affect our business performance, reputation and financial condition. We source content to enable information solutions for our professional customers. The disruption or loss of data sources, either because of regulations, or because data suppliers decide not to supply them, may impose limits on our collection and use of certain kinds of information and our ability to communicate, offer or make such information available or useful to our customers.	We select our suppliers with care and establish contractual service levels that we closely monitor, including through key performance indicators and targeted supplier audits. We have developed business continuity plans to reduce disruption in the event of a major failure by a supplier. We have a formal supplier resilience programme to identify and manage critical suppliers across the business. A risk register is used to document any unique, critical supplier risks and associated mitigation plans, with due diligence performed and resilience discussions held on a regular basis, and our contractual terms enable us to audit supplier resilience plans/procedures. We have a multitude of data sources that we use to develop solutions for our customers and regularly monitor the market for new data sources in order to minimise dependence on any single provider. Where content is supplied to us by third parties, we aim to have contracts which provide mutual commercial benefit.
Technology and business resilience Our businesses are dependent on electronic platforms and networks, including our own and third-party data centres, cloud providers, network systems and the internet, for delivery of our products and services. These could be adversely affected if our electronic delivery platforms, networks, power sources or supporting infrastructure experience a significant failure or interruption.	We have established procedures for the protection of our businesses and technology assets. These include the development and testing of business continuity plans, including technical resilience plans and back-up delivery systems, to reduce business disruption in the event of major technology or infrastructure failure, terrorism, or adverse weather incidents.
Talent The implementation and execution of our strategies and business plans depend on our ability to recruit, motivate, develop, and retain a diverse population of skilled employees and management. We compete globally and across business sectors for diverse, talented management and skilled individuals, particularly those with technology and data analytics capabilities. An inability to recruit, motivate or retain key employees with the right overall mix of skills in the group could adversely affect our business performance.	We monitor capability needs and remuneration schemes are tailored to attract and motivate the best talent available at an appropriate level of cost. We actively seek feedback from employees, which feeds into plans to enhance employee engagement, motivation, and development. Our focus on an inclusive culture results in a diverse workforce and environment that respects individuals and their contributions.

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

RISK	MITIGATION
Financial Risks	

Tax

Our businesses operate globally, and our profits are subject to taxation in many different jurisdictions and at differing tax rates. Tax laws and tax rates that currently apply to our businesses may be amended by the relevant authorities or interpreted differently by them, and these changes could adversely affect our reported results.

We maintain an open dialogue with tax authorities and are vigilant in ensuring that we comply with current tax legislation. We have clear and consistent tax policies and tax matters are dealt with by a professional tax function, supported by external advisers. As outlined in the Chief Financial Officer's report on pages 66 to 71 we engage with tax authorities and international organisations. We continue to monitor legislative developments in the jurisdictions in which we operate and consider the potential impacts of proposed regulation changes under various scenarios. The principles we adopt in our approach to tax matters can be found on our website at ▣ **www.relx.com/go/taxprinciples**.

Treasury

The RELX PLC consolidated financial statements are expressed in pounds sterling and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The United States is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results. We also earn revenues and incur costs in a range of other currencies, including the Euro and the Yen, and significant fluctuations in these exchange rates could also significantly impact our reported results.

Macroeconomic, political and market conditions may adversely affect the availability and terms of short- and long-term funding, volatility of interest rates, the credit quality of our counterparties, currency exchange rates and inflation. The majority of our outstanding debt instruments are, and any of our future debt instruments may be, publicly rated by independent rating agencies. Our borrowing costs and access to capital may be adversely affected if the credit ratings assigned to our debt are downgraded.

Our approach to capital structure and funding is described in the Chief Financial Officer's report on pages 66 to 71. The approach to the management of treasury risks is described in note 17 to the consolidated financial statements.

Pensions

We primarily operate defined contribution pension schemes around the world, but also have legacy defined benefit pension schemes in the United Kingdom and the United States. The UK defined benefit pension scheme has been closed to new hires since 2010 and will close to future benefit accruals in 2027. The US defined benefit pension scheme closed to future accruals in 2019. The assets and obligations associated with these pension schemes are sensitive to changes in the market values of the scheme's investments and the market-related assumptions used to value scheme liabilities. Adverse changes to asset values, discount rates, longevity assumptions or inflation could increase funding requirements.

We have professional management of our pension schemes, and we focus on maintaining appropriate asset allocation and plan designs. We review our funding requirements on a regular basis with the assistance of independent actuaries and ensure that the funding plans are appropriate. We seek to manage pension liabilities by reviewing pension benefits provided to staff as well as the structure of scheme arrangements.

| **Reputational Risks** | |

Ethics

As a global provider of professional information solutions we, our employees, major suppliers and partners are expected to adhere to high standards of integrity and ethical conduct, including those related to anti-bribery and anti-corruption, data protection, use of artificial intelligence, fraud, sanctions, competition and principled business conduct. A breach of generally accepted ethical business standards or applicable laws could adversely affect our business performance, reputation, and financial condition.

Our Code of Ethics and Business Conduct is provided to every employee and is supported by training and communication. It encompasses such topics as competing fairly, fair employment practices, prohibiting corrupt business practice and encouraging open and principled behaviour. We have well-established processes for monitoring, reporting and investigating instances of unethical conduct. Our major suppliers are required to adhere to our Supplier Code of Conduct.

Viability statement

The UK Corporate Governance Code requires Directors to assess the viability of the Group over an appropriate period of time. The Directors have made the assessment that given the nature of the Group's business with a high proportion of recurring revenue, a typical contract length of three years in many of its subscription agreements and a balanced debt maturity profile, a viability period of three years, aligned with the Group's annual strategy plan, is suitable to assess the risks outlined on pages 72 to 76.

Assessing the Group's Prospects

The Group develops information-based analytics and decision tools for professional and business customers in the Risk, Scientific, Technical & Medical (STM), Legal and Exhibitions sectors. The Market Segments section describes each area's business model, strategic priorities, market opportunities and competition, showing how the Group is positioned to create value for shareholders over the longer term.

The Group's prospects are assessed annually through the strategic planning process which includes a review of assumptions made and an assessment of each business area's longer-term plan. The resulting three-year strategy plan forms the basis for Group and divisional targets and in-year budgets. Objectives are set with consideration given to the economic and regulatory environment, and to customer trends, as well as incorporating risks and opportunities. The most recent three-year strategy business plan was agreed by the Directors in September 2025 and updated in February 2026. Separate from the annual strategy plan, the Directors periodically receive updates from business area management on their operations, prospects and risks. Whilst these reviews and discussions naturally focus more closely on the more immediate risks facing the business within the three-year strategy planning period, they also cover the risks described in the principal risks section on pages 72 to 76.

Assessing the Group's Viability

The three-year strategy plan for our business areas includes management's assessment of the anticipated operational risks affecting the business. Management then considered the viability of the business in various downside scenarios, the most severe of which assumes the simultaneous occurrence of Cybersecurity, Intellectual property rights and Face-to-face events risks resulting in a decline of around 30% in adjusted operating profit in each of 2026 to 2028, and the closure of the debt capital markets preventing the refinancing of scheduled liabilities. The Group's undrawn $3.5bn revolving credit facility was recently refinanced (and increased in size from the previous $3bn facility) and has an earliest maturity date of November 2030. The resulting analysis, which assumed no share buybacks, modest acquisition activity and a growing dividend, determined that the Group would have sufficient liquidity to refinance all maturing term debt.

We remain focused on successfully pursuing our strategic priority of organically developing increasingly sophisticated information-based analytics and decision tools that deliver enhanced value to our customers, supplemented by selective acquisitions that support our organic growth. We believe the combination of compelling structural opportunities combined with an appropriate capital structure will continue to drive long-term value.

Based on this assessment and the scenario modelling that shows sufficient liquidity even with the simultaneous occurrence of principal risks and the closure of the debt capital markets, the Directors confirm that they have a reasonable expectation that the Group will be able to continue its operations and meet its liabilities as they fall due over the next three years and are not aware of any longer-term operational or strategic risks that would result in a different outcome from the three-year review.

Going concern

The Directors have adopted the going concern basis in preparing these accounts after assessing the potential impact on the business of the principal risks over the 18 months to 30 June 2027 and during the longer period over which the Group's viability has been assessed, as described above. Management forecasts reflect a downside scenario which includes the simultaneous occurrence of principal risks, which combined would reduce adjusted operating profit by around 30%. We have also assumed an inability to access the debt capital markets. Under this scenario, the Group will still have substantial liquidity headroom on its undrawn $3.5bn revolving credit facility (which was recently refinanced and does not contain a financial covenant). Having considered this downside scenario, the Directors believe that the Group is well-positioned to manage its business risks and that adequate resources exist for the Group to continue in operational

existence for the foreseeable future. They therefore consider it is appropriate to adopt the going concern basis in preparing the 2025 financial statements.

A commentary on the Group's cash flows, financial position and liquidity for the year ended 31 December 2025 is set out in the Chief Financial Officer's report on pages 66 to 71. This shows that after taking account of available cash resources and committed bank facilities that back up short-term borrowings, all of the Group's borrowings that mature in the period to 30 June 2027 can be repaid in full. The Group's policies on liquidity, capital management and management of risks relating to interest rate, foreign exchange and credit exposures are set out on pages 169 to 175. The principal risks facing the Group are set out on pages 72 to 76.

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

Non-financial and sustainability information statement

RELX is required to comply with the reporting requirements of Sections 414CA and 414CB of the Companies Act 2006, which relate to non-financial and sustainability information. The list below outlines where this information can be found:

Reporting requirement:

Environmental matters	59-63, 235-240
Employees	49-51
Social matters	38-41
Human rights	38-41, 49-51, 56-58
Anti-corruption and anti-bribery matters	42-45, 56-58
Policies, due diligence processes and outcomes	42-45, 56-58
Description and management of principal and emerging risks and impact of business activity	72-77
Description of business model	4-7
Non-financial metrics	36
Climate-related financial information	235-240
Sustainability statement	208-231
Taskforce on Climate-related Financial Disclosure	235-240

Basis of preparation of the Sustainability statement

The Sustainability Statement is prepared pursuant to the European Union Corporate Responsibility Directive (CSRD) and in accordance with the requirements of the European Sustainability Reporting Standards and EU Taxonomy disclosure requirements adopted by the European Commission.

Directors' duties and Section 172 Statement

The Directors of RELX PLC – and those of all UK companies – must act in accordance with their duties under the Companies Act 2006 (the Act). These include a fundamental duty to promote the success of the Company for the benefit of its members as a whole. The Board of RELX PLC, and its individual Directors, consider that they have done so for the year ending 31 December 2025.

Details of how the Board and its Directors have fulfilled these duties can be found throughout this 2025 Report, and therefore the following sections have been incorporated by reference into this Section 172 Statement and, where necessary, the RELX 2025 Strategic Report:

Business model and strategy	4-7
Corporate responsibility report	35-63
Principal risks	72-77
Culture and workforce policies	85-96
Board decision-making	85-96
Stakeholder engagement	85-96

Section 172 of the Act requires the Directors to have regard to, among other matters, the interests of the company's stakeholders in working to promote the success of the company. The Board recognises the importance of building and maintaining sound relationships with RELX's key stakeholders in order to achieve its business aims. Among the Group's many and varied stakeholders, the Board has identified investors, employees, customers, suppliers and the communities in which we operate, as the company's key stakeholders. Given its size, diversity and global business, stakeholder engagement takes place at all levels across the Group. To ensure adequate visibility of key stakeholder views, the Board received a detailed overview in the year covering engagement channels and activities the Company has with each of its key stakeholders.

The Strategic Report, as set out on pages 2 to 78 has been approved by the Board of RELX PLC.

By order of the Board **Henry Udow** Company Secretary 11 February 2026

Registered Office 1-3 Strand London WC2N 5JR

Governance

In this section

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

Board Directors

Executive directors



Erik Engstrom (62)
Chief Executive Officer

Appointed: Chief Executive Officer of RELX since November 2009. Joined as Chief Executive Officer of Elsevier in 2004.
Past appointments: Prior to joining was a partner at General Atlantic Partners. Before that was President and Chief Operating Officer of Random House Inc and President and Chief Executive Officer of Bantam Doubleday Dell, North America. Began his career as a consultant with McKinsey. Formerly a Non-Executive Director of Smith & Nephew plc.
Education: Holds a BSc from Stockholm School of Economics, an MSc from the Royal Institute of Technology in Stockholm, and gained an MBA from Harvard Business School as a Fulbright Scholar.
Nationality: Swedish



Nick Luff (58)
Chief Financial Officer

Appointed: September 2014
Other appointments: Non-Executive Director and Audit Committee Chair of Rolls-Royce Holdings plc
Past appointments: Prior to joining the Group was Group Finance Director of Centrica plc from 2007. Before that was Chief Financial Officer at The Peninsular & Oriental Steam Navigation Company (P&O) and its affiliated companies. Began his career as an accountant with KPMG. Formerly a Non-Executive Director of QinetiQ Group plc and Lloyds Banking Group plc.
Education: Has a degree in Mathematics from University of Oxford and is a qualified UK Chartered Accountant.
Nationality: British

Non-Executive directors



Paul Walker (68)   R N C
Chair

Appointed: March 2021
Other appointments: Chair of Ashtead Group plc
Past appointments: Chair of Halma plc and Chief Executive Officer and Chief Financial Officer of Sage Group plc. Non-Executive Director of Experian plc, Diageo plc, Sophos Group plc and Mytravel Group plc.
Education: Has a degree in Economics from York University, and is a qualified UK Chartered Accountant.
Nationality: British



Alistair Cox (64)   A R C
Non-Executive Director; Independent

Appointed: April 2023
Past appointments: Served as Chief Executive of Hays plc from 2007 to 2023 and as Chief Executive of Xansa plc from 2002 to 2007. Was previously the Group Strategy Director and Regional Director for Asia Pacific at Blue Circle Industries plc, prior to which worked as a consultant for McKinsey and held various engineering, management and research science roles at Schlumberger Wireline Services and BAE Systems plc. Formerly a Non-Executive Director of Just Eat plc and 3i Group plc.
Nationality: British



Suzanne Wood (65)   A N C R
Non-Executive Director; Independent, Senior Independent Director

Appointed: September 2017
Other appointments: Non-Executive Director of Ferguson plc
Past appointments: Served as Non-Executive Director of H&E Equipment Services Inc. from 2023 to 2025, Senior Vice President and Chief Financial Officer of Vulcan Materials Company from 2018 to 2022, Group Finance Director of Ashtead Group plc from 2012 to 2018, and Chief Financial Officer of Ashtead Group's largest subsidiary, Sunbelt Rentals Inc, from 2003 to 2012. Previously, also served as Chief Financial Officer of two US publicly listed companies, Oakwood Homes Corporation and Tultex Corporation.
Nationality: American



June Felix (69)   A R C
Non-Executive Director; Independent

Appointed: October 2020
Other appointments: Non-Executive Director of Iron Mountain Incorporated and Hiscox Ltd. Member of the Advisory Board of the London Technology Club
Past appointments: Served as a Non-Executive Director of IG Group Holdings plc from 2015 until the time of her appointment as Chief Executive Officer, a position she held from 2018 to 2023. Previously held various executive management positions at a number of large multinational businesses in Hong Kong, London and New York, including Verifone, IBM, Citibank and Chase Manhattan. Earlier in her career, was a strategy consultant with Booz Allen Hamilton.
Nationality: American



Andy Halford (66) Ⓐ Ⓒ
Non-Executive Director; Independent

Appointed: April 2025
Other appointments: Chief Financial Officer of
Aareal Bank AG and Non-Executive Director of UK
Government Investments Limited
Past appointments: Served as Chief Financial
Officer of Standard Chartered plc from 2014 to
2024, Chief Financial Officer of Vodafone Group plc
from 2005 to 2014, and Chief Financial Officer of
Verizon Wireless from 2002 to 2005. Previously
held senior executive and financial roles at
Vodafone and East Midlands Electricity plc. Served
as a Non-Executive Director and Audit Committee
Chair of Marks and Spencer Group plc from 2013 to
2022 and was appointed as Senior Independent
Director of that board in 2018. Chaired The 100
Group of Finance Directors from 2011 to 2012.
Nationality: British



Charlotte Hogg (55) Ⓐ Ⓒ
Non-Executive Director; Independent

Appointed: December 2019
Other appointments: Chief Executive Officer of
Alter Domus
Past appointments: Executive Vice President and
Chief Executive Officer for the European Region of
Visa Inc. from 2017 to 2025. Previously was Chief
Operating Officer at the Bank of England, Head of
Retail Banking for Santander UK, Managing
Director UK and Ireland for Experian plc, and held
senior roles at Morgan Stanley in New York and
London.
Nationality: British, American and Irish



Board Committee membership key
Ⓐ Audit Committee
Ⓝ Nominations Committee
Ⓒ Corporate Governance Committee
Ⓡ Remuneration Committee
◯ Committee Chair



Andrew Sukawaty (70) Ⓐ Ⓝ Ⓒ
Non-Executive Director; Independent

Appointed: April 2019
Other appointments: Director of Hg Capital LLP
and Cobuilder. Founding Partner of Corten Capital
Past appointments: Served as the Chair
of Inmarsat from 2003 to 2023, and a Director of
Viasat from 2023 to 2025 following Viasat's
acquisition of Inmarsat. Served as Senior
Independent Director of Sky plc from 2013 to 2018.
Previously also served as Chair of Ziggo NV,
Xyratex Group Ltd and Telenet Group holdings NV;
deputy Chair of O2 plc; Non-Executive Director of
Telefonica Europe following its acquisition of O2
plc and Powerwave Technologies Inc; and Chief
Executive of Inmarsat plc, Sprint Inc. and
NTL Group Ltd.
Nationality: American



Bianca Tetteroo (56) Ⓒ
Non-Executive Director; Independent,
Workforce Engagement Director

Appointed: July 2024
Other appointments: Chief Executive Officer
and Chair of the Executive Board of Achmea BV
Past appointments: Served with Achmea BV
for 12 years in a variety of senior executive and
financial roles prior to taking up the role of Chief
Executive Officer in 2021. Previously spent 13 years
with the Fortis Group, working across multiple
business lines including banking, insurance and
investments. Qualified as a Chartered Accountant
at Fortis, prior to which she worked at international
accountancy firm, Mazars.
Nationality: Dutch

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements
and other information

RELX Senior Executives






Mark Kelsey
Chief Executive Officer
Risk

Kumsal Bayazit
Chief Executive Officer
Scientific, Technical &
Medical

Mike Walsh
Chief Executive Officer
Legal

Hugh M Jones IV
Chief Executive Officer
Exhibitions

Joined in 1983. Appointed
to current position in 2012.

Has held a number of senior
positions across the Group over
the past 40 years. Previously
Chief Operating Officer and
then Chief Executive Officer
of Reed Business Information.
Studied at Liverpool University
and received his MBA from
Bradford University.

Joined in 2004. Appointed
to current position in 2019.

Previously President, Exhibitions
Europe, Chief Strategy Officer,
RELX, Chair, RELX Technology
Forum and Executive Vice
President of Global Strategy
and Business Development for
LexisNexis. Prior to that worked
with Bain & Company in New York,
Los Angeles, Johannesburg
and Sydney. Holds an MBA from
Harvard Business School and
is a graduate of the University
of California at Berkeley.

Joined in 2003. Appointed
to current position in 2011.

Previously CEO of LexisNexis
US Legal Markets and Director
of Strategic Business Development
Home Depot. Prior to that was
a practising attorney at Weil,
Gotshal and Manges in Washington
DC and served as a consultant
with The Boston Consulting Group.
Holds a Juris Doctor degree from
Harvard Law School and is a
graduate of Yale University.

Joined in 2011. Appointed
to current position in 2020.

Previously Group Managing
Director, Accuity, ICIS, Cirium,
and EG within Risk. Prior to that
was Chief Executive Officer,
Accuity. Holds an MBA from the
Ross School of Business at the
University of Michigan and is a
graduate of Yale University.



Rose Thomson
Chief Human
Resources Officer

Vijay Raghavan
Chair, RELX
Technology Forum
and Chief Technology
Officer, Risk

Henry Udow
Chief Legal Officer
and Company
Secretary

Youngsuk 'YS' Chi
Director of RELX
Corporate Affairs
and Chair, Elsevier

Shweta Vyas
Chief Strategy Officer

Joined in 2021.
Appointed to current
position at that time.

Previously Chief Human
Resources Officer at
Standard Life Aberdeen.
Before that, held various
senior human resources
roles at Travelport
International, Barclays
Bank, The Coca-Cola
Company, Coles Group
and The Walt Disney
Company.

Holds an MA in business
management from
Macquarie University
Graduate School of
Management and a
BA in Psychology,
Macquarie University.

Joined in 2002. Appointed
to current position in 2019.

Previously Vice President
of Technology, LexisNexis
Insurance Solutions. Prior
technology executive
positions at ChoicePoint,
Paragon Solutions,
Primus Knowledge
Solutions, and McKesson.
Holds a bachelor's
degree in electrical and
electronics engineering
from the Birla Institute of
Technology and Science,
Pilani, a master's degree
in cybersecurity from
the Georgia Institute
of Technology, and
completed an advanced
management program for
executives at MIT Sloan
School of Management.

Joined in 2011.
Appointed to current
position at that time.

Previously Chief Legal
Officer and Company
Secretary of Cadbury plc
having spent 23 years
working with the company.
Prior to that worked at
Shearman & Sterling
in New York and London.
Holds a Juris Doctor
degree from the
University of Michigan
Law School and a
bachelor's degree from
the University of Rochester.

Joined in 2005. Appointed
to current position in 2011.

Previously was President
and Chief Operating Officer
of Random House, founding
Chairman of Random
House Asia and Chief
Operating Officer for
Ingram Book Group.
Holds an MBA from
Columbia University
and is a graduate
of Princeton University.

Joined in 2010. Appointed
to current position in 2025.

Previously Chief Strategy
Officer at Risk. Prior to
that held various strategy
and commercial roles at
Risk. Previously worked
at LEK and Lucent
Technologies. Holds an
MBA from the Kellogg
School of Business at
Northwestern University
as well as an MSc in
Finance from Babson
College and a BA in
Economics from Emory
University.

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements
and other information

Chair's introduction to corporate governance

Effective governance is fundamental to RELX's culture of acting with integrity in all that we do, and it supports the Company's purpose to benefit society through its unique contributions

Introduction

On behalf of the Board, I am pleased to introduce our Corporate Governance Review for the year ended 31 December 2025. Together with the reports of the Audit, Nominations and Remuneration Committees, our Corporate Governance Review sets out our approach to effective governance and demonstrates how we have complied with the 2024 UK Corporate Governance Code (the Code) further information on which is set out on page 87.

Corporate governance

The Board is responsible for overseeing the effectiveness of RELX's governance framework. Our approach to corporate governance is structured, disciplined and dynamic. Our governance framework clearly define responsibilities and accountabilities. This enables RELX's leadership to focus on the key issues facing the business and to apply their expertise where most needed. Effective governance, and the policies and practices that support it, is fundamental to RELX's culture of acting with integrity in all that we do, and it supports the Company's purpose to benefit society through its unique contributions (as set out on pages 38 to 41).

The Board believes that attaining the highest levels of corporate responsibility helps enable excellent financial performance. We believe that pursuing both goals in tandem will result in long-term sustainable shareholder value creation and will also provide our stakeholders with confidence that the governance of RELX is appropriate for its size and profile as a listed company, helps manage risks and opportunities, and ensures that key stakeholders are appropriately considered in the decisions that we make.

Board changes and succession planning

There have been several changes to the composition of our Board and Committees during the year.

Robert MacLeod retired from the Board at the conclusion of the Company's AGM in April 2025, having joined the RELX PLC Board in 2016. Since 2023, he served as Chair of the Remuneration Committee. On behalf of the Board, I would like to thank Mr MacLeod for his valued contributions to the Board, to the Committees on which he served and for serving as Chair of the Remuneration Committee. Alistair Cox has succeeded Mr MacLeod as Chair of the Remuneration Committee following the conclusion of the Company's AGM in April 2025.

As announced on 13 February 2025, Andy Halford joined the Board as a Non-Executive Director, with effect from the conclusion of the 2025 AGM. Mr Halford was appointed to the Audit Committee with effect from the same date. Further information about our Board appointment process is available in our Nominations Committee Report on page 99.

Stakeholder engagement and Board decision-making

The views and interests of RELX's stakeholders are a key element of the Board's decision-making process. We are focused on ensuring that the interests of our stakeholders are duly taken into account during Board discussions. Across RELX we engage with our stakeholders throughout the year, and we rely on this engagement to ensure we continue to provide products and solutions that meet the evolving needs of our customers and that we continue to effectively support our workforce.

We actively listen to our investors, employees, customers, suppliers and the communities that we serve and in which we operate, and we have appropriate mechanisms in place to ensure that the outcomes of such engagement are available to the Board. Information about our approach to stakeholder engagement is on pages 91 to 94.

Remuneration Policy

Our proposed Directors' Remuneration Policy which is intended to apply for the coming three years, will be put to shareholders for approval at the 2026 AGM. The current policy, adopted at the 2023 AGM, and subsequent annual remuneration reports received strong support from shareholders and in preparing the proposed policy we engaged with shareholders representing approximately 55% of our share capital. The Board believes that the overall remuneration structure remains appropriate. The specific changes proposed to the policy, along with the full policy and details of the implementation of the current policy during the year, can be found in the Directors' Remuneration Report on pages 100 to 120.

Regulatory developments

On 1 January 2026, the revisions to Provision 29 of the UK Corporate Governance Code 2024 (the Code), which relates to a company's internal control environment and the Board's role in monitoring, reviewing and declaring its effectiveness in the Annual Report, came into force. Throughout the year, the Audit Committee and the Board has been updated on enhancements being made to the risk management and internal control framework and the assurance that will be obtained to support the Board's declaration of effectiveness of internal controls that will be required in respect of the financial year beginning on 1 January 2026. For further details, refer to page 123.

In the UK, the new corporate criminal offence of Failure to Prevent Fraud under the Economic Crime and Corporate Transparency Act 2023 came into effect on 1 September 2025. In compliance with this new legislation, RELX has enhanced its existing fraud prevention and detection processes and procedures, and updated its framework for mitigating fraud risk (the Framework). The Audit Committee reviewed the revised Framework and concluded that it is satisfied that there are appropriate procedures in place to prevent and detect fraud. For further details, refer to page 123.

Board performance

As Chair, I am responsible for ensuring that the Board operates effectively, and that the Board, its Committees and each individual Director are evaluated on an annual basis. For 2025, an internal evaluation process was carried out. The outcome of the evaluation confirmed that all of our Directors contribute effectively and continue to demonstrate commitment to their roles, and that the Board and its Committees continue to operate effectively. The evaluation process and its outcomes are described on page 95.

Paul Walker
Chair

11 February 2026

Corporate governance review

Our governance framework

Board leadership

The Board is responsible for promoting the long-term sustainable success of the Company. To ensure the Board operates effectively and efficiently it has established four principal Committees to provide focused oversight, each with delegated authority to oversee and report to the Board on material and relevant matters, as appropriate.

The roles and responsibilities of each Committee are set out in their individual terms of reference which are available on the Company's website 🖥 **www.relx.com**. A summary of the Committees' key responsibilities is set out below.

> **The Board**
> The Board determines RELX's purpose and values and sets and oversees delivery of its strategic aims and objectives for long-term, sustainable success. The Board monitors and oversees RELX's governance, risk management and internal controls processes and culture.

Audit Committee

Reviews and monitors the integrity of financial reporting, internal control and risk management systems, the effectiveness of the internal audit process and the performance, independence and effectiveness of the external auditor.

The Committee comprises only independent Non-Executive Directors.

 Further information about the work of the Audit Committee is in its report on pages 121 to 124

Remuneration Committee

Determines, monitors and oversees the implementation of RELX's remuneration policy for the CEO, CFO, the Chair, and Senior Executives below Board level. The Committee reviews the ongoing appropriateness of the remuneration policy.

The Committee comprises only the Chair and Non-Executive Directors.

 The Directors' Remuneration Report is set out on pages 100 to 120

Nominations Committee

Keeps under review the composition of the Board and its Committees; ensures orderly succession plans are in place for the Board and senior management and ensures an appropriate and inclusive pipeline for such succession; and oversees the recruitment of new Directors.

The Committee comprises only the Chair and Non-Executive Directors.

 Further information about the work of the Nominations Committee is in its report on pages 97 to 99

Corporate Governance Committee

Responsible for developing and recommending corporate governance principles to the Board; reviewing ongoing developments and best practice in corporate governance, and monitoring the structure and operation of the Board Committees.

The Committee comprises only the Chair and Non-Executive Directors.

RELX Senior Executives

To enable efficient day-to-day management of RELX's business areas, there is a structure of delegated authorities in place from the Board to the Chief Executive Officer, the Chief Financial Officer and a team of Senior Executives (shown on pages 80 to 83). This delegated authority framework, which is reviewed and approved by the Board each year, allows the necessary operational and management decisions to be taken by the right people, at the appropriate time to execute the Company's strategy. There are appropriate controls in place to ensure such decisions remain consistent with the risk appetite, policies and objectives established by the Board.

Matters reserved to the Board

There is a clearly defined schedule of matters over which the Board retains responsibility and endorses all final decisions, which is available to view at 🖥 **www.relx.com**. Such matters include:

- Approval of RELX's strategy and annual budget and changes to the corporate or capital structure of the Company
- Approval of RELX's risk appetite, oversight of risk management framework including principal and emerging risks, fraud risk and internal control systems
- Corporate governance arrangements, including Board and Committee composition and terms of reference
- Approval of key policies, including RELX's Code of Ethics and Business Conduct (the Code), Operating and Governance Principles, Tax and Dividend Policies and Inclusion Policies

- Approval of the Company's Annual Report and periodic financial statements and trading updates
- Oversight of the Code reporting channels for our workforce to raise concerns, and ensuring workplace policies and practices align with the Company's values and intended culture
- Oversight of RELX's corporate responsibility activities and its reporting thereon
- Other matters deemed material to the delivery of RELX's strategy or future financial performance, such as approval of material acquisitions, major capital expenditure and investments

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

Board roles

As at the date of this report, the Board comprised the Chair, two Executive Directors and seven Non-Executive Directors, who bring a wide range of skills, experience, industry expertise and professional knowledge to their roles. An overview of the gender balance, length of tenure and nationalities on the Board is provided in the Nominations Committee Report on pages 97 to 99.

Division of responsibilities

There is clear separation of the roles of the Chair, who leads the Board, and the Chief Executive Officer, who is responsible for the day-to-day management of RELX. The key responsibilities of each of the director roles on the Board is summarised below.

Chair
- Leadership of the Board and ensure its overall effectiveness
- Ensures that all Directors are sufficiently apprised of matters to make informed judgements, through the provision of accurate, timely and clear information
- Promotes high standards of corporate governance, demonstrates objective judgement and promotes a culture of openness and debate
- Sets the agenda and chairs meetings of the Board
- Chairs the Nominations and Corporate Governance Committees
- Facilitates constructive Board relations and the effective contribution of all Directors
- Ensures effective dialogue with shareholders
- Ensures the performance of the Board, its Committees and individual Directors is assessed annually
- Ensures effective induction and development of Directors

Chief Executive Officer
- Day-to-day management of RELX, within the delegated authority limits set by the Board
- Develops RELX's strategy for consideration and approval by the Board
- Ensures that the decisions of the Board are implemented
- Consults with the Chair and Nominations Committee on executive succession planning
- Leads communication with shareholders
- Promotes and conducts the affairs of the Company with the highest standards of integrity, probity and corporate governance

Chief Financial Officer
- Day-to-day management of RELX's financial affairs
- Responsible for RELX's financial planning, reporting and analysis
- Ensures that a robust system of internal control and risk management is in place
- Maintains high-quality reporting of financial and environmental performance internally and externally
- Supports the Chief Executive Officer in developing and implementing strategy

Senior Independent Director
- Leads the Board's annual assessment of the performance of the Chair
- Available to meet with shareholders on matters where usual channels are deemed inappropriate
- Deputises for the Chair, as necessary
- Serves as a sounding board for the Chair and acts as an intermediary between the other Directors, when necessary

Non-Executive Directors
- Bring external perspectives and a broad range of experience to the Board
- Provide constructive challenge and input to the development of strategy
- Scrutinise the performance of management in meeting agreed goals and monitor the delivery of RELX's strategy
- Serve as members of Board Committees as required and Chair the Audit and Remuneration Committees

Governance structure

RELX's corporate governance framework consists of leadership bodies and well-documented comprehensive processes and procedures which ensure that RELX is appropriately directed, led and controlled at all levels, with appropriate oversight and involvement by the Board and senior management. It is designed to safeguard and enhance the creation of long-term, sustainable shareholder value and to enable our business areas to operate with the required agility and flexibility to address the needs of our customers effectively, while taking into account all applicable statutory and regulatory requirements. The rights, responsibilities and accountabilities of those who work for and on behalf of RELX are clearly established through delegated authorities, corporate policies and codes of ethics and conduct, which promote the protection of RELX's reputation and our commitment to acting with integrity in all that we do.

The RELX Operating and Governance Principles set out the processes, policies, controls and related assurance activities that have been put in place to mitigate risk, covering key functions and operations of the Group. The Principles serve as a first point of reference for management and provide our workforce with a clear overview of the policies and practices with which they must comply. The Principles are reviewed biennially by the Board and are updated as required.

The Code of Ethics and Business Conduct sets out the core principles and standards of professional conduct by which RELX operates and provides a framework for building and maintaining the desired culture of RELX. The Code provides all those who work for RELX with clear guidelines for how to conduct themselves in the workplace and across our broader operating environments, to inspire trust among all our stakeholders and to demonstrate commitment to our core value of 'Do the Right Thing'. There are mechanisms in place to help our workforce to understand and comply with their obligations under the Code, which include ongoing training and established communication channels to ask questions and report concerns. We endeavour to ensure that our workplace policies are user-friendly, clear and accessible. The Code is reviewed and approved by the Board triennially and is available at **www.relx.com**.

Internal control and risk management arrangements are a central part of our governance framework. These are monitored by the Audit Committee and overseen by the Board (further information is on pages 96 and 121 to 124).

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

Compliance with the UK Corporate Governance Code

RELX PLC applies the principles and provisions of the 2024 UK Corporate Governance Code (the UK Governance Code), a copy of which is available on the FRC's website, ⬛ **www.frc.org.uk**.

For the year ended 31 December 2025, the Board considers that the Company fully complied with the principles and provisions of the UK Governance Code that are applicable at the date of this report.

1. **Board Leadership and Company Purpose**	**Page(s)**
A. Effective Board	80-81, 85-87
B. Purpose, values and culture	88
C. Governance framework	85
D. Stakeholder engagement	91-94
E. Workforce policies and practices	49-51
2. **Division of Responsibilities**	
F. Role of Chairman	86
G. Independence	80-81, 91
H. External commitments and conflicts of interest	80-81, 91, 99
I. Board resources	87
3. **Composition, Succession and Evaluation**	
J. Appointment to the Board	97-99
K. Board skills, experience and knowledge	80-81
L. Board Evaluation	95
4. **Audit, Risk and Internal Control**	
M. External Auditor and Internal Auditor	124
N. Fair, balanced and understandable review	123
O. Internal financial controls and risk management	96, 123
5. **Remuneration**	
P. Alignment with strategy and purpose	100-120
Q. Developing policy on remuneration	100-101, 114-120
R. Remuneration outcomes	102-106

Board programme

The Board met formally seven times during the year. Five meetings were held in person, in London and in New York. Through a structured programme of scheduled meetings, the Board oversees RELX's financial performance and ensures its systems of risk management, internal control and corporate governance are fit for purpose and effectively underpin the delivery of its strategy. There are processes in place to manage the Board's annual agenda, to ensure that all necessary items are submitted for its consideration at the appropriate time with sufficient supporting information, and to allow the Board adequate time to discuss and challenge strategic or material issues. The Board's annual programme, and the agendas for the Committees are prepared by their respective Chairs with support from the Company Secretary. Board Committees are principally supported by the Chief Executive Officer, Chief Financial Officer, Chief Legal Officer and Company Secretary, and the Chief Human Resources Officer. Other senior managers are invited to attend meetings where appropriate.

Board discussions are informed through regular reports and presentations from senior management at Board and Committee meetings, and through deep-dive sessions into individual business areas, topics of strategic relevance, and future developments that may impact RELX. Regular reports are provided, covering business area and overall strategies and financials, along with relevant regulatory, legislative and governance updates.

RELX's annual strategy review process comprehensively assesses its strategic position and key strategic options, considering opportunities and risks to its future success and the long-term sustainability and viability of its business model. The Board engaged in a two-day, in-depth strategy session in September.

Information and support

There are processes in place to ensure that the Board and its Committees receive relevant information at the right time and with the appropriate level of detail to inform decision-making and enable effective monitoring of management's progress in accordance with agreed strategy. The Directors are provided with papers ahead of all scheduled Board and Committee meetings, containing management updates, relevant context and market information, and other supporting information and reports, as appropriate.

All the Directors have access to the advice of the Company Secretary and may also take independent professional advice at the Company's expense where they deem this to be necessary for the furtherance of their duties to the Company. The Company Secretary advises the Board on all corporate governance matters and ensures that all Board procedures are followed correctly. The Directors also have access to other members of RELX's management, staff and external advisers.

Each of the Directors is expected to attend all meetings of the Board and of the Committees of which they are a member. However, in circumstances where a Director is unable to attend a meeting, they are provided with the relevant papers and have the opportunity to discuss any matters arising with the respective Chair and with their fellow Board and Committee members. All Directors are provided with a copy of the minutes of each meeting.

Director induction

Following appointment, and as required, all Directors receive a full, formal induction, that is tailored to their individual requirements, based on existing knowledge and experience. The Chair and Company Secretary are responsible for ensuring that an effective induction programme takes place for all new Directors.

During the year, Andy Halford (appointed in April 2025) was provided with a comprehensive briefing pack including detailed information about each of RELX's business areas, governance and internal controls, and recent reporting and investor materials, along with access to historical Board papers and minutes. To provide a sufficiently in-depth and current understanding of our operations, a number of meetings were organised with senior management from RELX's business areas and corporate functions, the external auditors, and individual Executive and Non-Executive Directors.

Ongoing development

For Directors to effectively discharge their responsibilities, it is important that they regularly refresh and update their skills and knowledge. The Board's annual programme is designed with this in mind and support the Directors to maintain sufficiently in-depth knowledge of RELX's business areas and their operations, and to keep apprised of relevant events and changes in RELX's operating environment and markets. In 2025, the Directors took part in deep-dives into the Legal and Exhibitions business areas, covering financial and operational performance by segment, product development and strategic plans. In addition, the Board conducted a review of the Scientific, Technical & Medical and Risk business areas, as well as specific geographic segments within the Legal business area.

The Audit Committee also had a series of technical deep-dive briefing sessions. Further information about the work and activities of the Audit Committee is available in the Audit Committee Report on pages 121 to 124.

Purpose, strategy, values and culture

RELX places significant emphasis and importance on the way we do business. We are clear and unequivocal about our commitment to do so with integrity and in accordance with the highest ethical standards.

Purpose

RELX is a global provider of information-based analytics and decision tools for professional and business customers, enabling them to make better decisions, get better results and be more productive.

Our purpose is to benefit society by developing products that help researchers advance scientific knowledge; doctors and nurses improve the lives of patients; lawyers promote the rule of law and achieve justice and fair results for their clients; businesses and governments prevent fraud; consumers access financial services and get fair prices on insurance, and customers learn about markets and complete transactions.

Our purpose guides our actions beyond the products that we develop. It defines us as a company. Every day across RELX our employees are inspired to undertake initiatives that make unique contributions to society and the communities in which we operate.

Strategy

Our number one strategic priority is the organic development of increasingly sophisticated information-based analytics and decision tools that deliver enhanced value to professional and business customers. We do this by leveraging deep customer understanding to build innovative solutions which combine leading content and data sets with advanced technologies. We aim to achieve leading positions in long-term global growth markets and leverage our skills, assets and resources across RELX, both to build solutions for our customers and to pursue cost efficiencies. We continue to transform our core business, building out new products, and expanding into higher growth adjacencies and geographies.

We are supplementing this organic development with selective acquisitions of targeted data sets and analytics, and assets in high-growth markets that support our organic growth strategies and are natural additions to our existing business.

Our improving long-term growth trajectory continues to be driven by the ongoing shift in business mix towards higher growth, technology-enabled analytics and decision tools that deliver enhanced value to our customers for an increasing number of use cases. When combined with continuous process innovation to improve organisational agility and to manage cost growth below revenue growth, the result is continued strong earnings growth with improving returns.

Values

We strive to do business with integrity. Our principle 'Do the Right Thing' embraces behaviours such as being honest in dealing with others, respecting each other, and courageously speaking out for what is right; thereby guiding our commitment to achieve business goals in an open, honest, ethical, and principled way. We ask our suppliers to meet the same standards, and provide support for them to do so as necessary.

Culture

As a provider of information-based analytics and decision tools, our corporate culture is fact-based, data-driven and analytical. We are transparent and non-political in our decision-making. We seek never-ending performance improvement in everything we do. We are passionate about making a positive impact on society through our unique contributions as a business and our employees feel a strong sense of engagement with the business and its purpose. We focus on improving customer outcomes while emphasising corporate responsibility and acting with integrity. Our culture encourages community engagement, environmental responsibility, inclusion and the well-being of our people.

How the Board monitors culture

RELX's standards and values are defined on a group-wide basis, however the Board acknowledges that cultural practices and preferred ways of working can vary across the geographies of our business areas. The Board helps to build the culture of the organisation from the top down, by ensuring that it takes decisions that are aligned with RELX's values. The Board regularly reviews RELX's policies and Code of Ethics and Business Conduct (the Code) to ensure the right framework is in place for RELX to operate with integrity, and that its working practices effectively promote a culture of strong engagement with our business and purpose, and with the communities that we serve and in which we operate. We strive to continually improve customer outcomes through a culture that is fact-based, data-driven and analytical.

The Board has appointed a Non-Executive Workforce Engagement Director to engage directly with employee representatives from across RELX and to report back to the Board (further information about this engagement is on page 92). This provides the Board with insights into how culture is embedded across RELX's

business areas and functions and any issues that need to be addressed. The views of employees are also measured through annual employee pulse surveys, and a broader triennial opinion survey, designed to gauge how employees feel about the organisation, how well they understand its direction, and their level of satisfaction and engagement with their work. An analysis of the results is presented to the Board. The Board also receives regular updates on culture-related issues and updates on corporate responsibility activities from across each of RELX's business areas. Such updates include progress against our people objectives in areas such as well-being, pay equity and reducing inequalities through inclusion. This contributes to the Board's assessment of the culture at RELX and provides a context against which the Board has taken a number of its principal decisions during the year.

Through the activities of the Audit Committee, the Board receives updates on alleged and substantiated violations of the Code and significant matters raised through reporting channels, which provide insights into governance and compliance behaviours.

Board activities during the year

Purpose and strategy
The Company's purpose, strategy, values and culture statement is on page 88

Read more about RELX's strategy and business model on pages 5 to 8

- At a two-day strategy session in September, the Board discussed strategic initiatives for RELX and debated RELX's three-year strategic plan for 2026 to 2028. The Board reviewed RELX's financial performance, customer markets, shareholder value creation, capital expenditure, potential acquisitions, areas for potential growth across all four business areas, as well as management's operating plans. The Board determined that RELX's strategic priority remains focused on organic growth supported by targeted acquisitions, and approved the three-year strategic plan.

- In June and September, the Directors attended deep-dive business review sessions into the Legal and Exhibitions business areas, led by their respective senior management. These included updates on strategy and innovations supplemented by presentations from subject matter experts on key products, review of talent resources, and a final session for the Board to provide their feedback to senior management.

- In June, the Board conducted a biennial review of the Group's shared service organisation in the Philippines, which provides support across all RELX business areas globally. The review encompassed strategic priorities, financial performance metrics, ongoing talent development initiatives and outcomes, employee NPS survey results, and attrition rates. These evaluations, along with the deep-dive business review sessions, informed the Board's broader deliberations regarding RELX's strategy and business model.

- The Board reviewed the proposed reporting changes related to print and print-related activities and determined that reporting these activities separately would improve the transparency of the Company's disclosures and more accurately reflect the way the business is managed. See page 122 for further information.

- The Board conducted reviews of RELX's invested capital and capital structure during the year, including financial performance, potential and completed acquisitions, net debt, returns on invested capital, credit ratings, forecasts and financial market conditions. These factors were taken into account by the Board when approving the annual budget.

- The Board, through the Audit Committee and Chief Financial Officer, received regular updates on material tax issues, and reviewed how our tax strategy and principles are aligned with the Group's wider business strategy and values. The Board reaffirmed RELX's commitment to responsible and transparent tax practices and approved our Tax Principles which can be found at ◉ **www.relx.com/ go/taxprinciples**. For more information on our approach to tax, please see pages 44 and 70.

- The Board reviewed stakeholder engagement updates, which informed its discussion on RELX's purpose, strategy, values and culture. Additionally, the Board received a comprehensive update from the Head of Global Government Affairs on RELX's public policy engagement, highlighting key achievements and future opportunities in thought leadership and business development, and how those initiatives are in alignment with advancing the public interest. These insights supported the Board's strategic decision making. For more information on RELX's engagement in public policy discussions, please see page 44.

People, values and culture
Information about Board engagement with our workforce is on page 92

How we invest in and reward our workforce is on page 49 to 51

RELX's approach to inclusion and how we monitor our progress is set out on pages 50 to 52 and 98 to 99

- The Board oversaw Director succession planning arrangements during the year. Additionally, the Nominations Committee and the Board were updated on the ongoing leadership talent reviews undertaken by management and plans for talent development across RELX's business and functional areas. These activities enable the Board to ensure that the right people are in leadership positions, which is an important factor in embedding the desired culture for RELX.

- The Board considered the results of the company-wide employee opinion survey conducted during 2025 (further information is on page 49).

- The Board reviewed and approved the RELX and Board Inclusion Policies, ensuring that they continue to align with our desired culture and effectively support our purpose and strategy. The Board had also received updates from the Chief Human Resources Officer on workforce policy reviews, highlighting main philosophies and focus areas that support motivating and retaining high performing employees. Together with employee opinion survey results, these activities allow the Board to effectively monitor RELX's culture.

Corporate Responsibility/ Sustainability
Information about RELX's corporate responsibility and sustainability activities is available on pages 35 to 63, the Sustainability Statement on pages 208 to 230, and the TCFD disclosures on pages 235 to 240

- RELX's corporate responsibility activities formed a significant part of the Board's agenda during the year and these are overseen by the Board on an ongoing basis. Detailed information about RELX's corporate responsibility objectives, and its progress towards these, can be found in the Corporate Responsibility Report on pages 35 to 63, the Sustainability Statement on pages 208 to 230, and the Task Force on Climate-Related Financial Disclosures (TCFD) disclosures on pages 235 to 240, each as approved by the Board.

- The Board reviewed and approved the Company's Modern Slavery Act Statement, which describes the steps taken by the Company and its subsidiaries to ensure that modern slavery and human trafficking were not taking place in the context of RELX's business operations and its supply chain during the previous year. Further information about how RELX manages an ethical and socially responsible supply chain is available on pages 56 to 58.

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

Risk management and internal control

The Company's principal and emerging risks and mitigation strategies are set out on pages 72 to 76

The Company's Viability Statement is on page 77

Further information about RELX's internal controls is on pages 72, 96 and 123

- The Audit Committee and the Board reviewed the effectiveness of the systems of risk management and internal control in operation during 2025 and determined that RELX's control systems provided reasonable assurance against material inaccuracies or loss and have functioned properly and effectively throughout the year. Additionally, the Committee oversaw the activities undertaken in order to achieve compliance with the new Provision 29 of the UK Corporate Governance Code (see page 123 for further details).

- The Board, supported by the work of the Audit Committee, reviewed and agreed RELX's principal and emerging risks and mitigation strategies. Following a robust and thorough assessment of the risks identified, together with a detailed review of RELX's financial position, the Board considered RELX's ongoing viability and approved the Company's Viability Statement.

- The Board received a comprehensive presentation on RELX's assessment of material cybersecurity risks, threat landscape and incident trends, and approach to mitigation and cybersecurity controls from the Head of Information Assurance and Data Protection. Cybersecurity and data privacy are considered principal risks for RELX.

Shareholder matters

Details of the Board's engagement with investors during the year are on page 91

Information about the Company's dividend policy is on page 70

- Following a robust assessment of RELX's financial position, in February the Board approved a share buyback programme for 2025 of £1.5bn. The programme was completed in December, at which point 55m shares held in treasury were cancelled. At its December meeting, the Board approved an initial £250m for the 2026 share buyback programme, with this initial amount to be deployed prior to the announcement of the 2025 full year results in February 2026.

- The Board considered and approved the proposed resolutions to be put to shareholders at the 2025 AGM, which included the distribution of a final dividend for the year ended 31 December 2024. Each of the proposed resolutions was subsequently approved by shareholders at the meeting. The Board also considered and approved the payment of an interim dividend during the year.

Director attendance at Board and Committee meetings

The following table shows the attendance by Directors at Board and Committee meetings during the year. Attendance is expressed as the number of meetings attended by each Director out of the number of meetings they were eligible to attend.

Directors	Committee appointments	Board[1]	Audit Committee	Remuneration Committee	Nominations Committee	Corporate Governance Committee
Paul Walker (Chair)	R N C	7/7		4/4	4/4	4/4
Erik Engstrom		7/7				
Nick Luff		7/7				
Alistair Cox [2]	A R C	7/7	4/4	4/4		4/4
June Felix [3]	A R C	7/7	3/4	3/4		4/4
Andy Halford [4]	A C	5/5	3/3			3/3
Charlotte Hogg	A C	7/7	4/4			4/4
Robert MacLeod [5]	R N C	2/2		1/1	4/4	1/1
Andrew Sukawaty [6]	A N C	7/7	4/4		3/3	4/4
Bianca Tetteroo [7]	C	6/7				4/4
Suzanne Wood [8]	A R N C	7/7	4/4	3/3	4/4	4/4

Committee membership key

- **A** Audit Committee
- **R** Remuneration Committee
- **N** Nominations Committee
- **C** Corporate Governance Committee
- ⚫ Committee Chair

(1) In addition to the seven scheduled Board meetings, the Directors also attended two full-day strategy and business review meetings.
(2) Alistair Cox was appointed Chair of the Remuneration Committee with effect from the conclusion of the Company's AGM on 24 April 2025.
(3) June Felix was unable to attend the Audit and Remuneration Committee meetings held in December.
(4) Andy Halford was appointed to the Board at the conclusion of the Company's AGM on 24 April 2025, when he also joined the Audit and Corporate Governance Committees.
(5) Robert MacLeod retired from the Board and stepped down from the Remuneration, Nominations and Corporate Governance Committees with effect from the conclusion of the Company's AGM on 24 April 2025.
(6) Andrew Sukawaty joined the Nominations Committee at the conclusion of the Company's AGM on 24 April 2025.
(7) Bianca Tetteroo was unable to attend the Board meeting held in September.
(8) Suzanne Wood joined the Remuneration Committee at the conclusion of the Company's AGM on 24 April 2025.

External appointments and Non-Executive Director independence

The Board has in place formal procedures to evaluate and review the external commitments of Directors, each of whom is required to obtain the Board's approval prior to accepting new significant external appointments. During the year, the Board reviewed the proposed external appointment of June Felix. It was concluded that this appointment would not impact her ability to perform effectively on the RELX PLC Board, and accordingly the Board gave its approval.

When Directors take up new external appointments, any related commercial relationships with RELX are reviewed, and any potential conflicts of interest are dealt with following formal procedures. In accordance with the Company's Articles of Association, Directors who are not conflicted may authorise, as appropriate, situations where a Director has an interest that conflicts, or may possibly conflict, with those of RELX, and may impose conditions on such authorisations.

Supported by the Nominations Committee, the Board monitors the independence of the Non-Executive Directors in line with the relevant provisions of the UK Corporate Governance Code. An annual evaluation, led by the Nominations Committee, considered whether length of service or any other factor has impacted or may impact the ability of any Non-Executive Director to remain independent in character and judgement in the furtherance of their duties to the Company. The Board determined that each of the Non-Executive Directors is considered to be independent of management and free from any business or other relationship which could materially interfere with their ability to exercise independent judgement (with the exception of the Chair, whose independence was not assessed, but who was deemed to be independent upon appointment).

Stakeholder engagement

During the year, the Board undertook a review of RELX's key stakeholders and concluded that they remain unchanged from the previous year. The Board received a detailed overview of stakeholder engagement channels and activities and confirmed that it has adequate visibility of the views of key stakeholders, which are taken into consideration in its decision-making. Further information about the nature and outcomes of the Company's engagement with its stakeholders are detailed throughout this Annual Report and examples of the Board's engagement with key stakeholders are set out on the following pages.

Investors	
Why effective engagement is important	**How we engage, outcomes and impact**
Engagement with our investors helps them to understand our strategy, performance and governance arrangements, and to make informed decisions concerning the Company. It also makes clear our prioritisation of the long-term in our decision-making and focus on delivery of consistent financial performance. Our investors provide us with input and feedback concerning the development and implementation of our strategy, and we consider their views when making investment decisions.	Engagement with our investors is undertaken by members of the Board and at a business level by senior management and our Investor Relations, Corporate Responsibility, Company Secretariat and Treasury teams. The Board is updated with feedback and commentary received from investors through business engagement, investor roadshows and meetings with institutional shareholders. The Board receives regular reports on the Company's share price and shareholder return performance and a review of analyst commentary in response to the Company's market announcements and results publications. Executive Directors and senior management gave a number of investor and analyst presentations during the year to provide further detail and context to our published results and strategy plans. **During the year:** ■ Our engagement processes confirmed that our investors continue to understand and support our organic growth strategy. The Board considered this when approving RELX's three-year strategic plan for 2026 to 2028, which leaves our strategic focus, and our priorities for uses of cash generated by RELX, broadly unchanged. ■ Significant investor engagement was conducted throughout the year, including extensive management and investor relations roadshows, attendance at conferences in the UK, Continental Europe and North America, and analyst fireside discussions with the CEO of the Legal business area, setting out RELX's strong performance and reaffirming the strategy around analytics and AI. The Board were provided with feedback from these events. Presentations and transcripts from selected events are available at 🟠 **www.relx.com/investors**. ■ The Company held its AGM with shareholders in April. ■ RELX's material communications to investors, including the Full-Year and Interim Results Announcements, trading updates, the Annual Report and the Notice of AGM were reviewed and approved by the Board prior to release. ■ In respect of shareholder returns, the Board took into account a range of stakeholder views when considering the interim and final dividend payments during the year, and the quantum of the Company's share buyback programme for 2025.

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

Employees

Why effective engagement is important	How we engage, outcomes and impact
Our people's well-being and their commitment to the work they do are essential to our future growth and our aim to successfully build long-term leading positions in global growth markets. We strive to foster an environment in which our employees feel a strong sense of engagement with our business and share a passion for making a positive impact on society through our unique contributions. RELX actively seeks feedback from employees to understand their key challenges and concerns and how we can work to address these. Hearing their views on what we do well, and what we can do better, is an important driver for improvement and enables us to take action to retain our best talent. Effective engagement helps to mitigate the risk of not being able to recruit, motivate and retain skilled employees and management, which is recognised as a principal risk (see page 75).	Employee engagement routinely takes place within the business areas and matters of concern are cascaded up through our management framework. The Board receives regular management reports which cover employee engagement, turnover and demographic analysis, updates on workplace initiatives, and concerns raised through our Code of Ethics and Business Conduct reporting channels. The Board reviews employee engagement and workforce data and takes these into consideration in its decision-making. RELX has a dedicated intranet for employees which is kept updated with financial and performance information, news of business developments and workforce initiatives and events and other important messages from senior management. The Board has appointed Bianca Tetteroo as our Non-Executive Workforce Engagement Director to engage directly with employee representatives from across RELX and report to the Board on the progress of RELX's workforce initiatives, together with the challenges, concerns and priorities of employees. Where challenges and concerns were discussed, as appropriate, the Board was also informed of the actions taken or plans developed to address them. This provides the Board with insight into the culture across RELX, how our working practices and initiatives have been received, and highlights any issues that need to be addressed.

During the year:

- Ms Tetteroo met with workforce representatives to learn about the experiences of employees while working at RELX. The matters discussed were reported to the Board, including feedback regarding well-being and inclusion initiatives, as well as the opportunity to participate in Employee Resource Groups and RELX Care programmes. Further matters included hybrid working arrangements, pay, benefits, and career development through training and internal mobility.

- In 2025 we undertook our annual Pulse employee opinion survey. An analysis of the results of the survey was presented to the Board in December and confirmed positive trends across our business areas in almost all key metrics of engagement, satisfaction and employee net promoter scores.

- Board reports from the Chief Human Resources Officer highlighted the steps taken to identify, support and develop current and future leaders across the business through the Organisational Talent Review and Management Development Planning processes. This focus has seen increased internal mobility across divisions, providing career development opportunities across the whole of RELX.

- The Board reviewed the Board and RELX Inclusion Policies and determined that these are effective and support the Group's purpose, strategy, values and culture.

- The Board received presentations from the Head of Corporate Communications on focus areas for 2025. These continue to be fostering engagement and advocacy supported by data-driven storytelling in selected focus areas, such as our strategy, innovation and career development. Employee understanding and engagement with our purpose, strategy, values and culture is monitored through our employee opinion survey scores over time.

- Employee involvement in the Company's performance is encouraged through RELX's employee share schemes. RELX currently operates three all employee share plans, one in each of the UK, the Netherlands and the USA, providing RELX employees with the opportunity to obtain its shares at a discounted price. The Board received updates on annual participation rates.

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements
and other information

Customers

Why effective engagement is important	How we engage, outcomes and impact
Our goal is to help customers make better decisions, get better results and be more productive. We do this by leveraging deep customer understanding to build innovative solutions which combine leading content and data sets with powerful advanced technologies. Collaborating closely with our customers is crucial for us to understand where and how we can improve the quality of our solutions and products, and enables us to make targeted investment decisions, such as to develop new technologies or complement our existing capabilities through acquisition activity.	Our engagement with customers takes place at an operational level across our business areas, through our dedicated sales and operations teams and through customer training and workshops. Material customer issues are cascaded up to the appropriate senior management. The Board received presentations during the year from customer-facing employees which detailed the nature of our customer engagement and the actions taken by the business areas as a result. In 2025, the Board received analyses of customers by sector and geography and data concerning the resilience of the markets in which we operate. The Board reviewed customer survey data, Customer Net Promoter Scores, and case studies across our business areas. **During the year:** ■ The Board continued to monitor current and anticipated future customer demand and market activity together with customer feedback, to understand how our product offerings address customer requirements. This information informed areas of focus for product development and acquisitions and the level of investment required. RELX made several acquisitions during the year that complement its existing product range and enhance value for our customers. More information about our acquisitions during the year can be found on page 10. ■ Feedback from our customers informed the Board and management's assessment of the areas in which RELX should build out new products and solutions, the speed at which this should be undertaken, and where it should look to expand into higher growth adjacencies and geographies over varying time horizons. ■ The Board received an update on ongoing customer engagement on sustainability issues from RELX's Global Head of Corporate Responsibility.

Suppliers

Why effective engagement is important	How we engage, outcomes and impact
RELX has a diverse supply chain with suppliers located in over 150 countries across multiple categories, which RELX categorises as content suppliers and non-content suppliers. Collaboration and two-way dialogue with our suppliers help ensure that we are able to maintain and improve the quality of products and solutions we provide to our customers. Effective engagement underpins our ability to maintain an ethical supply chain, giving us visibility of our suppliers' alignment with the RELX Supplier Code of Conduct.	Engagement with our content suppliers, which include the companies we license content or data from, as well as authors, editors, content reviewers and product designers, takes place principally through ongoing dialogue with the relevant business area. Content supplier feedback is collected through direct relationships and regular business reviews, and presented to the Board through updates from our business area leaders and the Global Head of Purchasing and Property. Our non-content suppliers represent traditional vendor relationships, such as IT software and cloud service providers, or third parties to whom we have outsourced support function activities. Engagement takes place at various levels throughout RELX. Feedback is reported to the Board by business area leaders and the Global Head of Purchasing and Property. **During the year:** ■ Outcomes of ongoing business engagement with our content suppliers, including Net Promoter Scores and the outcomes of business reviews, informed the Board's discussions during its consideration of RELX's three-year strategy plan for 2026 to 2028, and its assessment of mitigation in place for our principal risks of customer acceptance of our products and supply chain dependencies. ■ Our Supplier Code of Conduct has been translated into 16 languages for use across RELX. During the year, the Board received updates on the progress of our Socially Responsible Supplier (SRS) programme, including numbers of signatories and audits conducted (further details are on pages 56 to 58). The Board continued to support the programme. ■ The result of our annual supplier survey programme, involving feedback from over 100 key suppliers, provided the Board with insight into the views of RELX's major suppliers. ■ The Board reviewed and approved our Modern Slavery Act Statement, available from **www.relx.com**, which sets out the steps taken by the Company and its subsidiaries to prevent modern slavery and human trafficking in its business and supply chain.

Community

Why effective engagement is important	How we engage, outcomes and impact
Our focus on community includes those where we, our customers and suppliers work around the world, as well as the communities we serve, including in science, academia, risk, law and many other fields. We prioritise positive dialogue with our community stakeholders as we believe they, collectively, are important to maintain our 'licence to operate'. Our efforts are informed by our commitment to the United Nations Global Compact and its ten principles, focused on human rights, labour, the environment and anti-corruption – all issues with wide societal impact.	We engage with our community stakeholders through our unique contributions to society, and through our comprehensive global community programme, RELX Cares. The RELX Cares mission is education for disadvantaged young people. Further information about our RELX Cares projects and its contributions to the communities in which we operate is on pages 52 to 55. In accordance with the Business for Societal Impact model, we monitor the short- and long-term benefits of our community engagement. We survey RELX Cares volunteers to understand the impact of the programme on their personal development and how it affects the way they feel about working at RELX. 89% of RELX Cares survey respondents experienced an increase in motivation and pride in the Company after volunteering in the year. **During the year:** ▪ The Board considered RELX's environmental performance and supported ongoing initiatives to minimise our environmental impact, and continued to endorse our commitment to reaching net zero by 2040. More information is in our Corporate Responsibility Report on pages 35 to 63 and the Sustainability Statement on pages 208 to 230. ▪ The Board received detailed updates on community engagement during the year, including key metrics, objectives and outcomes. Board feedback and support for community engagement shapes the direction of our charitable programmes and future plans. ▪ The Board continued to endorse RELX's volunteering policy through which RELX employees receive two days paid leave each year to undertake community volunteering. The Board received reports on the outcome of the programme, such as employee engagement rates and company contributions. ▪ The Board continues to endorse the business areas utilising their unique product offerings to support causes in their communities. During the year the Board received reports from the Global Head of Corporate Responsibility on RELX's performance against its 2025 corporate responsibility objectives in this and other areas, including energy consumption and carbon emissions, and objectives for 2026 and 2030, when the United Nations Sustainable Development Goals conclude.

Board evaluation

The Directors consider the evaluation of the Board, its Committees and members to be an important aspect of corporate governance. The Board undertakes an annual evaluation of its own effectiveness and performance, and that of its Committees, the Chair and individual Directors.

Actions from the 2024 Board evaluation

The 2024 evaluation, which was conducted internally, concluded that the Board and its Committees were operating effectively and did not highlight any significant areas for improvement. The Board agreed that it would continue to focus on key issues, including emerging risks such as geopolitical, cyber and data security risks. As part of the 2025 evaluation, the Board members confirmed that the Board maintained an appropriate focus on these important risk topics.

2025 evaluation process

In 2025, the Board evaluation process was conducted internally, supported by the Company Secretary. Questionnaires were completed by all Directors to provide feedback and commentary on the following areas:

- Board composition and effectiveness

- The effectiveness of the Board's oversight of strategy development, setting and monitoring RELX's culture and values, financial performance, market developments, stakeholder relations (including the Board's understanding and visibility of the views of RELX's stakeholders and how these inform its decision-making process), talent and succession, reputation, inclusion, risk and governance

- Quality of information provided by management

- Boardroom culture and dynamics

- The performance of the Chair

- The structure, leadership and overall effectiveness of each of the Board's Committees

The Chair conducted individual performance reviews with each Non-Executive Director and the Senior Independent Director led the appraisal of the Chair's performance by the other Directors.

Chair's Performance

Directors commended the Chair for his leadership of the Board and for facilitating the effective contribution of each Non-Executive Director and for fostering constructive relationships and communications within the Board. Directors felt that a particular strength of the Chair is the ability to engage individuals effectively and facilitate meetings, ensuring a balanced consideration of diverse perspectives.

Individual Director performance

Individual Director performance and contributions were assessed through one-to-one meetings with the Chair. These review meetings reflected on personal development and on feedback on Board matters and they concluded that each director continues to contribute positively and effectively to Board and Committee discussions, providing external insights and constructive challenge to management on matters of strategy and governance.

Conclusions from the 2025 Board evaluation

The 2025 Board evaluation found a high level of satisfaction among the Directors with the way in which the Board and its Committees operate. There were no significant areas identified as requiring immediate attention. The Directors felt that the Board discharges its oversight responsibilities effectively across all categories and particularly in the areas of strategy, finance, performance, investor relations, people and risk management.

The Directors felt that the Board is appropriately involved in the development and approval of the Group's strategy, supported by deep-dive briefing sessions and presentations from business leaders, which were commended for their quality. Directors also noted that strong engagement with senior management of RELX's four business areas enabled the Board to understand RELX's culture and ensure its alignment with the Group's purpose, strategy and values.

Directors had a clear understanding of the performance targets for the Company and a strong awareness of market developments and the Company's performance relative to its competitors and were satisfied that the Board monitors this on a regular basis. Directors agreed that the Board was made aware of key risks, including those that are evolving and emerging, and sufficiently engaged in their oversight and in ensuring that appropriate risk management processes are in place. Directors were well-informed of RELX's engagement with key stakeholders and its outcomes, and able to apply their understanding of stakeholder views in the Board's decision making. The Board also agreed that there is a rigorous and effective succession process for key executive and business leaders and acknowledged that this should remain a key focus area for the future.

The Directors thought that the Board's composition, including the breadth of its collective skills, its dynamics and culture of openness and debate, all contributed to highly effective meetings which were found to be well governed and chaired. Papers and presentations addressed the key issues in appropriate detail and were provided on a timely basis.

The outcome of the Board evaluation confirmed that the Board and its Committees continue to function effectively and collaboratively, with an appropriate level of engagement with management. While there were no specific areas identified in the review where significant improvement is required, continued focus on key issues with open and transparent dialogue continue to be recognised as key drivers of the Board's effectiveness.

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

Audit, risk and internal control

Internal control and risk management

The Board has overall responsibility for overseeing RELX's systems of risk management and internal control and for monitoring the processes for identifying, assessing and managing the principal and emerging risks faced by the Company. These systems are designed to manage and mitigate, rather than totally eliminate, risks to the business. Accordingly, they can provide reasonable, but not absolute, assurance against material misstatement or loss. These processes were in place throughout the year ended 31 December 2025, and up to the date of approval of the 2025 Annual Report. Further details of RELX's risk management systems and the principal and emerging risks facing the Company, together with our mitigation strategies are set out on pages 72 to 76 of this Report.

Risk management and control procedures are embedded into the operations of the business and include the monitoring of progress in areas for improvement that come to management and Board attention.

To provide reasonable assurance against material inaccuracies or loss, and of the effectiveness of the systems of internal control and risk management, RELX has adopted the three lines of defence assurance model as set out below.

RELX Operating and Governance Principles

1st line of defence
RELX business areas maintain systems of internal control which are appropriate to the nature and scale of their activities and address significant strategic, operational, financial, legal and compliance risks that they face

2nd line of defence
Central functions that are responsible for 1) designing policies, 2) introducing and sharing best practice, 3) monitoring and evaluating compliance with RELX policies and relevant legislation and regulation and appropriate remediation

3rd line of defence
Internal audit provides independent assurance on the effectiveness of the 1st and 2nd lines of defence

The Board and Audit Committee

System of Internal Control

Note: In addition to RELX's internal controls, RELX is also audited externally.

RELX operates authorisation and approval processes throughout its operations. Access controls exist where processes have been automated to ensure the security of data. Management information systems have been developed to identify risks and enable the assessment of the effectiveness of internal control systems.

With the close involvement of operating management and central functions, the risk management and control procedures aim to ensure that RELX is managing its business risks effectively and in a coordinated manner across the business areas with clarity on the respective responsibilities and interdependencies. Litigation, and other legal and regulatory matters, are managed by legal functions within the business areas.

The Audit Committee has responsibility for monitoring RELX's risk management and internal control procedures and reports to the Board, as appropriate. The Audit Committee receives periodic updates from RELX's Chief Compliance Officer on alleged and substantiated violations of the Code of Ethics and Business Conduct, and related training, monitoring and communications programmes. Such updates covered the volume, type and circumstances surrounding substantiated violations, subsequent actions and lessons learnt.

US certificates

As required by Section 302 of the US Sarbanes-Oxley Act 2002 and by related rules issued by the US Securities and Exchange Commission (the Commission), the Chief Executive Officer and Chief Financial Officer of the Company certify in the 2025 Annual Report on Form 20-F to be filed with the Commission that they are responsible for establishing and maintaining disclosure controls and procedures and that they have:

 designed such disclosure controls and procedures to ensure that material information relating to RELX is made known to them

 evaluated the effectiveness of RELX's disclosure controls and procedures

- based on their evaluation, disclosed to the Audit Committee and the external auditors, all significant deficiencies in the design or operation of disclosure controls and procedures and any frauds, whether or not material, that involve management or other employees who have a significant role in RELX's internal controls

- presented in the 2025 Annual Report on Form 20-F their conclusions about the effectiveness of the disclosure controls and procedures

 designed internal controls over financial reporting, or caused such internal control over financial reporting to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting

A Disclosure Committee, comprising the Company Secretary and other senior managers, provides assurance to the Chief Executive Officer and Chief Financial Officer regarding their Section 302 certifications.

Section 404 of the US Sarbanes-Oxley Act 2002 requires the Chief Executive Officer and Chief Financial Officer of the Company to certify in the 2025 Annual Report on Form 20-F that they are responsible for maintaining adequate internal control structures and procedures for financial reporting and to conduct an assessment of their effectiveness. The conclusions of the assessment of internal control structures and financial reporting procedures, which are unqualified, are presented in the 2025 Annual Report on Form 20-F.

Report of the Nominations Committee

This report has been prepared by the Nominations Committee and has been approved by the Board.

Membership

The Nominations Committee comprises independent Non-Executive Directors and the Chair of the Board.

The Directors who served on the Committee during the year were:

- Paul Walker (Chair of the Committee)
- Robert MacLeod (retired 24 April 2025)
- Andrew Sukawaty (appointed 24 April 2025)
- Suzanne Wood

Role of the Nominations Committee

The role and responsibilities of the Nominations Committee are set out in written Terms of Reference which are available on the Company's website at **www.relx.com**.

The principal purpose of the Committee is to assist the Board by leading the process for appointments to Board roles and overseeing a diverse pipeline for succession. The Committee's main responsibilities are:

- Reviewing the size and composition of the Board, ensuring that it comprises the appropriate balance of skills, experience, knowledge and independence
- Reviewing the external commitments of the Directors to ensure that they each have sufficient time to effectively discharge their duties to RELX
- Ensuring plans are in place for orderly Board and senior management succession and to oversee a diverse pipeline for such succession
- Overseeing the recruitment of new Directors and recommending candidates to the Board
- Making recommendations to the Board in relation to the re-appointment of any Non-Executive Director at the conclusion of their specified term of office and the election or re-election of Directors following a review of the performance of individual Directors from the Board evaluation process
- Making recommendations to the Board about the authorisation of Directors' conflicts of interest, including any terms to be imposed in relation to a Director's conflict of interest

Activities of the Committee during the year

The Committee met four times in 2025. The activities of the Committee during the year included:

- Reviewing Board and Committee size, composition and balance following the retirement of Robert MacLeod as a Non-Executive Director at the conclusion of the Company's 2025 AGM, and recommending a successor for each of Mr MacLeod's roles as the Chair of the Remuneration Committee and a member of the Nominations Committee
- Considering and recommending the re-appointment of Andrew Sukawaty and Charlotte Hogg at the conclusion of their respective specified terms of office
- Recommending to the Board that each current Director be put forward for re-election at the Company's AGM, other than Robert MacLeod, who retired from the Board at the conclusion of the Company's 2025 AGM
- Succession planning for a new Non-Executive Director
- Ongoing succession planning for Board and senior management roles
- Monitoring the Directors' actual and potential conflicts of interest
- Recommending to the Board the suitability of Directors' external director appointments
- Reviewing the Committee's Terms of Reference and determining that they continue to be fit for purpose and effective
- Recommending to the Board the inclusion of this report in the 2025 Annual Report

Board composition as at 31 December 2025



Balance of Executive/Non-Executive Directors

Non-Executive Chair: 1
Executive: 2
Non-Executive: 7



Tenure of Non-Executive Directors (including Chair)

6–9 years: 3
0–3 years: 3
3–6 years: 2

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

Board and Committee composition

The Nominations Committee is responsible for keeping the size and composition of the Board and the membership of its Committees under review, to ensure that each has an appropriate balance of skills, knowledge and experience to effectively discharge its respective duties. The Committee considers the competencies required both now and in the future to support the Company's purpose, strategy, values and culture. The Committee also seeks to maintain a diverse pipeline for senior leadership succession.

The Board collectively has a diverse range of relevant skills and experience which includes:

- Strategy and governance
- Expertise in finance and technology
- Operational experience in RELX's product markets
- Executive and non-executive Board and leadership experience in large, international listed groups
- Audit, risk and regulatory expertise
- Workforce relations management and engagement
- Executive remuneration

Biographical information for each of the Directors is on pages 80 to 81. Further information about the skills and experience of the Directors standing for election and re-election at the 2026 AGM is in the Notice of Meeting available at 🟠 **www.relx.com**.

Board Inclusion Policy

RELX's Board Inclusion Policy aims to promote a working environment that is respectful and inclusive of individuals and their contributions, regardless of gender, ethnic origin, disability, nationality, age, sexual orientation or any other individual characteristic. The Board acknowledges the benefits that are brought to the effectiveness of Board and Committee discussions and the quality of decision-making, through the incorporation of different perspectives and ideas. The Nominations Committee monitors the composition of the Board and membership of its Committees with a view to ensuring that each has the appropriate balance of skills and expertise.

The Committee also oversees the Director recruitment process on behalf of the Board.



Nationalities on the Board

Swedish: 1
Dutch: 1
British, American, Irish: 1
American: 3
British: 4

Consistent with the recommendations of the FCA set out in LR 6.6.6(R)(9), as at 31 December 2025:

- the Board comprises 40% women
- the role of Senior Independent Director is held by a woman
- at least one Board member is from a minority ethnic background

The Group Inclusion Policy is aligned with the Board Inclusion Policy and aims to promote a positive working environment that is inclusive, fair and equitable. It prohibits discrimination and requires that RELX recruits, trains, develops, promotes, and provides conditions of employment without regard to race, colour, creed, religion, national origin, gender, gender identity or expression, sexual orientation, marital status, age, disability, or any other characteristic protected by law. RELX relies on the contributions of individuals with a collectively broad range of experience, skills and ideas to consistently deliver on its strategic priorities and provide real innovation for customers around the world. The Company is committed to an ongoing review of policies and practices in the areas of recruitment, talent development, promotion and reward to ensure that opportunities across our business areas are fair and equitable. Workforce policies and practices are regularly reviewed to ensure RELX is delivering on its goals and effectively monitoring available data.

Across our business areas, we are committed to providing regular best practice and awareness training in areas such as inclusive leadership and unconscious bias and we promote and encourage inclusive networking groups and sponsorship and mentoring programmes. Details of the strategy and progress towards fulfilling our inclusion initiatives is set out in our Corporate Responsibility Report on pages 49 to 51.

Board and Executive Management gender and ethnic representation data as at 31 December 2025

	Number of Board members	Percentage of the Board	No. of senior positions on the Board (CEO, CFO, SID, Chair)	No. in executive management	Percentage of executive management
Ethnic background					
White	8	80%	3	6	60%
Asian	1	10%	–	3	30%
Black	–	–	–	–	–
Mixed/multiple ethnicity	–	–	–	–	–
Other	–	–	–	–	–
Not specified/prefer not to say	1	10%	1	1	10%
Gender identity or sex					
Men	6	60%	3	7	70%
Women	4	40%	1	3	30%
Not specified/prefer not to say	–	–	–	–	–

Data for the gender and ethnic representation table on page 98 was drawn from HR information where consents are in place to use the data on an anonymised basis and through a survey with categories aligned to those set out in the LR 6.6.6 (R)(10).

Board and Committee succession

When reviewing the composition of the Board and its Committees, the Nominations Committee considers, among other things, the length of tenure of each Director and the need for, and benefits of, membership being regularly refreshed. The Committee is cognisant of the skills and experience required for effective leadership and oversight of RELX's strategy and success in the long term, as well as the Board Inclusion Policy and relevant recommendations of the UK Listing Rules. All appointments to the RELX Board, and each of its Committees, are based primarily on merit and the suitability of an individual for any given role.

Board succession planning and refreshment was a regular agenda item at the Committee's meetings during 2025.

Director appointment process

A rigorous search and selection process is followed for each new Director, starting with the preparation of a search specification, based on the Committee's assessment of the skills, capabilities and experience required on the Board at the time. An executive search firm is engaged to support the search. A long-list of potentially suitable individuals is initially reviewed. From this, a short-list of potentially suitable individuals is considered in detail by the Committee and preferred candidates are invited to meet with Board members, including the Chair and Chief Executive Officer, together with the Chief Legal Officer and Company Secretary. Following feedback from these sessions, the Nominations Committee makes its recommendations to the Board. The Board then has a further opportunity to review and discuss the recommendations, and subsequently approves the proposed appointment.

The Board may appoint Directors (subject to a maximum upper limit) to fill a vacancy at any time, although any Director so appointed shall only hold office until the following AGM of the Company, at which his or her election shall be voted upon by shareholders. Directors are then required to seek re-election by shareholders at each subsequent AGM of the Company. As a general rule, letters of appointment for Non-Executive Directors provide that, subject to annual re-election by shareholders, individuals will serve for an initial period of three years, and are typically expected to be available to serve for a second three-year period. If invited to do so, they may also serve for a third three-year period. The notice period applicable to the Non-Executive Directors is one month.

RELX's Non-Executive Letter of Appointment sets out the time commitment required by the Company from its Non-Executive Directors.

Executive and management succession

The Board is committed to recognising and nurturing talent across RELX and overseeing the development of a strong talent pipeline to senior leadership and executive roles. The Committee received detailed updates during the year from the Chief Executive Officer regarding succession plans for senior management roles. The Committee is satisfied that appropriate succession planning arrangements were in place during the year to facilitate appropriate and effective succession across senior management roles, supported by a strong pipeline of candidates.

Conflicts of interest

The Directors have a statutory duty to avoid situations in which they have, or could have, a direct or indirect interest that conflicts with the interests of the Company and, if potential for such a conflict arises, must make such situations known to the Board. In accordance with its Terms of Reference, the Nominations Committee considers the circumstances of any such actual or potential conflicts of interest and makes a recommendation to the Board as to whether to authorise the conflict, as permitted under the Company's Articles. The Committee may recommend that the Board imposes certain limits or conditions in respect of the conflict. There is a procedure in place for Directors to disclose any potential conflict to the Board and each Director is required to review and confirm their actual and potential conflicts annually. During the year, the Committee conducted a formal review of the conflict of interest authorisations granted by the Board to each individual Director.

Committee evaluation

The evaluation of the Committee determined that it was well governed and effective in carrying out its role in accordance with its Terms of Reference. Details of the Board and Committee evaluation process are on page 95.

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

Directors' Remuneration Report

The Directors' Remuneration Report has been prepared by the Remuneration Committee (the Committee) in accordance with the UK Corporate Governance Code, the UK Listing Rules and Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, as amended (the UK Regulations). The Report was approved by the Board.

This is my first year as Chair of the Remuneration Committee, having been a member of the Committee for two years. I would like to thank my predecessor, Robert MacLeod, for his leadership of the Committee.

The implementation of the current remuneration policy during 2025 is detailed in the Annual Remuneration Report on pages 102 to 113. Shareholders will be invited to vote (by way of an advisory vote) on the 2025 Annual Remuneration Report at the 2026 AGM.

The current remuneration policy was approved by shareholders at the 2023 Annual General Meeting (AGM) for three years and can be found on pages 136 to 142 of the 2022 Annual Report and Financial Statements available on relx.com. An updated remuneration policy is therefore being proposed to shareholders for approval (by way of a binding vote) at the 2026 AGM. The updated remuneration policy, which would apply for three years, is set out on pages 114 to 120.

Proposed Remuneration policy

In preparation for the revised Policy, the Remuneration Committee undertook a thorough review of the company's remuneration structure as well as comprehensive benchmarking of the compensation levels for the Executive Directors.

The Committee believes that the current remuneration structure, consisting of three main components (base salary, an annual incentive and a long-term performance-conditioned share award plan) remains appropriate to drive continued future performance of the business. However, the Committee feels certain adjustments to the Policy are now appropriate for the reasons described below.

Our CEO has been in role for over 15 years and our CFO for over 10 years. During this period, the company has evolved into a leading technology-driven global provider of information-based analytics and decision tools. At the core of this digital transformation has been the use of sophisticated artificial intelligence technologies, which help us deliver products and solutions that add higher value to customers. Around 12,000 technologists now work at RELX and we compete for talent with the largest US and global technology companies. Around 60% of our revenues are generated in North America, with the remainder evenly split between Europe and the Rest of the World.

This business transformation is reflected in both the financial performance of the company as well as shareholder value creation. From 2010 to 2024, total revenues have increased by c.55% (from £6.1bn to £9.4bn), adjusted operating profit has doubled (from £1.6bn to £3.2bn) and adjusted EPS has nearly tripled (from 43.4p to 120.1p). Annual underlying revenue growth has accelerated from a range of 2% to 3% in the period 2010 to 2015, to its current growth rate of 7%. Market capitalisation has increased over four-fold, from £12bn at 31 December 2010 to £55bn at 31 December 2025.

The Committee was also mindful of the strong competitive global demand for executives with the skillsets to use increasingly sophisticated technologies, particularly artificial intelligence, to deliver products and solutions that add higher value to customers. Our executive talent, with their successful track record, is highly sought after by our competitors and by US-based and global technology companies and the ability to attract and retain executives with these skillsets is critical to our continued future success.

Despite the transformation of the company, its increased scale and the increasing competition for talent with these skillsets, the base salaries for Executive Directors have not increased by more than 2.5% annually over the past decade and their maximum incentive levels have not materially changed.

In reaching its conclusions, the Committee reviewed in detail data on the remuneration structure and incentive levels for Executive Directors of each FTSE 30 company taken from their latest remuneration reports, as well as reviewing quartile data for FTSE 30, FTSE 15 and FTSE 10 companies, given our market capitalisation. The Committee also considered the latest published data for non-UK peer companies including Equifax, Moody's, S&P, Thomson Reuters, Verisk and Wolters Kluwer. The analysis showed that our executive directors' potential overall compensation levels are now below those at companies of similar size and complexity in the UK and are significantly below our American peers. Therefore, based on this detailed review, the Committee concluded the following proposed changes to take effect for the 2026 AIP and LTIP awards granted in 2026:

- increase the CEO's maximum AIP from 200% to 300% of salary and the CFO's maximum AIP increasing from 200% to 225%

- increase the CEO's maximum LTIP from 450% to 600% of salary and the CFO's from 375% to 450%

- increase the shareholding requirement from 450% to 600% of salary for the CEO and from 375% to 450% for the CFO

These proposals place us within the current upper quartile for FTSE 30 companies (before any increases some of these companies may propose at their upcoming AGM), but below the top end of the ranges for incentive levels within this group and significantly below comparator US levels. The Committee believes that the proposed increases are appropriate having considered the consistently strong financial and TSR performance of the company over the past ten years, the increased size, complexity and geographic focus of the business with a significant US exposure, external benchmarks and the increasingly competitive talent landscape.

Other change

Recognising the overlapping impact of share deferral, holding period and shareholding requirements, AIP deferral will reduce from 50% to 25% of any AIP earned once an Executive Director's shareholding requirement is met and AIP deferral will cease once an Executive Director holds shares of a value equal to twice the level of their shareholding requirement. This means that the CEO is required to hold 12 times his salary in shares, and the CFO nine times, before deferral ceases to operate. This provides a level of alignment that goes beyond market norms and provides a significant long-term alignment with shareholders. Given the majority of variable pay is provided via LTIP with a two year holding period, the Committee considers it has sufficient ability to apply malus and clawback. The CEO currently owns c26 times his salary in RELX shares and the CFO c11 times his salary.

In preparing these proposals, we engaged with shareholders representing c55% of our issued capital and shareholder representative bodies. The feedback received has been supportive of the proposals and as a result of the consultation, we have included additional details regarding the factors considered by the Committee in reaching its conclusions, along with details of its benchmarking analysis.

Annual Remuneration report

Our purpose is to benefit society by developing products that: help researchers advance scientific knowledge; doctors and nurses improve the lives of patients; lawyers promote the rule of law and achieve justice and fair results for their clients; businesses and governments prevent fraud; consumers access financial services and get fair prices on insurance; and customers learn about markets and complete transactions. Our purpose guides our actions beyond the products that we develop. It defines us as a company. Every day across RELX our employees are inspired to undertake initiatives that make unique contributions to society and the communities in which we operate. We see what we do as a company as being an integral part of our commitment to corporate responsibility. We have set sustainability objectives which reflect our focus on our unique contributions to society. Our 2030 environment targets are shown on page 60 and we are continuing to reduce our environmental impact to meet these targets. Our performance was again recognised by external rating agencies: RELX has an AAA Corporate Responsibility rating with MSCI which it has held for ten consecutive years and was ranked first in our sector by Sustainalytics, and was included in the S&P Global Sustainability Yearbook. More information can be found on pages 35 to 61.

As you will have seen earlier in the annual report, the Company delivered strong revenue and profit growth in 2025, driven by the ongoing shift in business mix towards higher growth analytics and decision tools that deliver enhanced value to our customers across market segments. We develop and deploy these tools across the company by leveraging deep customer understanding to combine leading content and data sets with powerful artificial intelligence and other technologies. This has been a key driver of the evolution of our business for well over a decade, and will remain a key driver of customer value and growth in our business for many years to come.

In summary, underlying revenue growth was 7%, underlying adjusted operating profit growth was 9% and at constant currency, adjusted EPS growth was 10%. We are proposing an increase in the full-year dividend of 7%. Our Total Shareholder Return outperformed the FTSE 100 over the last five and ten year periods as shown on page 110.

2025 outcomes

Our strong organic revenue and adjusted operating profit growth drove an AIP payout of 81% of the maximum. Details of our targets and achievements for the year are shown on pages 103 and 104.

Financial performance was very strong over the past three years, and our TSR has outperformed our UK, US and European peer groups. As a result, the LTIP payout is 90% of the maximum. Details of our targets and achievements are shown on page 105.

In determining the level of payout under the annual and the multi-year incentives, the Committee took into account RELX's overall business performance, value created for shareholders and other relevant factors and determined that the outcomes were fair and appropriate and applied no discretion to the payouts.

As part of the benchmarking of compensation levels for the Executive Directors described above, the Committee also reviewed their base salaries. Based on external data, the Committee determined not to make any adjustments to the CEO's base salary. The Committee adjusted the CFO's base salary to £970k (from £853k), effective July 2025. This reflects both the increased scale and complexity of our business and that our CFO is one of the most experienced CFOs in the FTSE 100, having contributed to delivering very strong financial performance for over a decade at RELX as well as having previously served as CFO for two other FTSE 100 companies and having chaired the Audit Committees of two FTSE 30 companies.

Broader employee considerations

The Board reviews information on employee metrics and updates on employee related matters, as well as outcomes of employee surveys conducted during the year. Bianca Tetteroo, Non-Executive Director responsible for workforce engagement, met with employee groups during 2025 and reported back to the Board. Further information on the workforce engagement process is provided in the Governance section on page 92. The Committee also reviews annual salary increase guidelines globally.

When determining the remuneration for Executive Directors and Senior Executives, the Committee considers business and individual performance as well as other factors including broader employee reward. The Committee is satisfied that the incentive schemes drive the desired behaviours to support the Company's purpose, values and strategy.

Alistair Cox
Chair, Remuneration Committee

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

Annual Remuneration Report

Single Total Figure of Remuneration – Executive Directors

GBP'000		Salary	Benefits[1]	Annual incentive Cash	Deferred Shares[2]	Share based awards[3]	Pension[4]	Total	Total fixed remuneration[5]	Total variable remuneration[5]
Erik Engstrom	2025	1,448	100	1,169	1, 169	7,390	159	11,436	1,708	9,728
	2024	1,413	94	1,125	1,125	10,686	155	14,599	1,663	12,937
Nick Luff	2025	911	15	736	736	3,626	100	6,125	1,027	5,098
	2024	832	15	663	663	5,244	92	7,508	939	6,569

(1) Benefits are typically comprised of a car allowance, private medical/dental insurance and the cost of tax return preparation.

(2) 50% of the AIP is paid in shares deferred for three years. Dividend equivalents accrue on these shares.

(3) The 2025 figures reflect the vesting of the 2023–2025 cycle of the LTIP. As the LTIP vests after the approval date of this Report, the average share price for the last quarter of 2025 has been used to arrive at an estimated figure in respect of these awards, in line with the methodology prescribed by the UK Regulations. The estimated figures for the 2022-2024 cycle of the LTIP disclosed in last year's Report have been updated to reflect the share price on the vesting date, which increased the 2024 disclosed figure by £1.1 m for the CEO and by £0.5 m for the CFO. The vesting percentage was determined on 14 February 2025 and was in line with the one disclosed on page 107 of the 2024 Remuneration Report. For Erik Engstrom, the amount that directly reflects share price appreciation is £4.5m for 2024 and £1.6 m for 2025. For Nick Luff, these numbers are £2.2m for 2024 and £0.8 m for 2025. The awards are due to vest in February 2026 and the 2025 figures will be restated in next year's report to reflect actual values at vesting.

(4) Erik Engstrom and Nick Luff received cash in lieu of pension of 11% of base salary.

(5) Total fixed remuneration includes base salary, benefits and pension. Total variable remuneration includes annual incentive and share based awards.

Some figures and subtotals add up to different amounts than the totals due to rounding.

The total remuneration for Directors is set out in note 25 to the consolidated financial statements.

The AIP and LTIP performance measures and targets are shown on the following pages. The performance measures are based on adjusted figures as they provide relevant information in assessing the Company's performance, position and cash flows and we believe they track the core operational performance of RELX and how it contributes to shareholder value creation. The Annual Report includes a reconciliation of adjusted measures to IFRS measures.

2025 Annual Incentive

Set out below is a summary of performance against each financial and non-financial measure and the resulting payout for 2025:

| Performance measure | Weighting % | Financial targets[1] GBPm | | | Achievement | Achievement % vs target | Payout % vs target | Payout % of max[2] |
		Threshold	Target	Maximum				
Revenue	30%	9,015	9,590	10,070	9,590	100.0%	100.0%	66.7%
Adjusted net profit after tax	30%	2,182	2,321	2,437	2,358	101.6%	116.0%	77.3%
Cash flow	30%	2,927	3,114	3,270	3,301	106.0%	150.0%	100.0%
Financial measures	90%						122.0%	81.3%
Non-financial measures	10%	A detailed description of the non-financial measures and achievement against those is set out on the next page.					97.5%	65.0%
Total	100%						119.6%	80.7%

(1) Targets are set on an underlying basis for revenue and on a constant currency basis for adjusted net profit, and reflect targeted growth, with cash flow based on the targeted cash conversion. Target amounts presented in sterling reflect actual movements in exchange rates relative to their equivalent constant currency amounts.

(2) The maximum for each measure is 150% of target. The overall maximum is 200% of salary.

As highlighted earlier, underlying revenue growth was 7%. Underlying adjusted operating profit growth was 9 % and at constant currency, adjusted EPS growth was 10%. Some figures add up to different amounts than the totals due to rounding.

50% of the AIP will be paid in cash in Q1 2026 and the remainder is paid in Deferred Shares which will be released in Q1 2029. The release of Deferred Shares is not subject to any further performance conditions but is subject to malus and clawback.

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

Non-financial measures

Non-financial measures represent 10% of the AIP. Of this component, achievements and payouts are outlined below.

The targets for 2025 were focused on sustainability metrics and are consistent with our glidepath to achieving the 2030 targets. Payout for carbon reduction and for paper usage and waste was capped at 95% of target in the year in recognition of the changes in office work patterns and business travel.

More information can be found on pages 35 to 61.

Non-financial measures	*Relative weighting*	*Target*	*Achievement*	*Payout % of target*	*Payout % of max*
Carbon reduction	25%	▪ Reduce Scope 1 (direct) and Scope 2 (location-based) carbon emissions by 33% against a 2018 baseline. ▪ Reduce energy and fuel consumption of our locations by 27% against a 2018 baseline.	▪ Carbon emissions reduced by 74%. ▪ Energy and fuel consumption reduced by 71%.	95.0%	63.3%
Paper usage and waste	25%	▪ Reduce total waste sent to landfill from reporting locations by 50% against a 2018 baseline. ▪ 100% of RELX production papers, graded in Book Chain Project, rated as 'known and responsible sources' or certified FSC or PEFC.	▪ Total waste sent to landfill reduced by 97%. ▪ 100% of RELX production papers rated as 'known and responsible sources' or certified FSC or PEFC.	95.0%	63.3%
Socially responsible suppliers	25%	▪ 6,350 suppliers as Code signatories to. ▪ 125 independent external audits of suppliers.	▪ 6,586 suppliers Code signatories. ▪ 140 audits of suppliers completed.	100.0%	66.7%
Universal access to information	25%	▪ 500 new content items added to the free RELX SDG Resource Centre. ▪ 315,000 unique users of the RELX SDG Resource centre.	▪ 935 content items added to the RELX SDG Resource Centre. ▪ 352,391 unique users of RELX SDG Resource centre.	100.0%	66.7%
Total	100%			97.5%	65.0%

2023–2025 LTIP

Set out below is a summary of performance against each measure of the LTIP cycle 1 January 2023–31 December 2025.

The targets remained unchanged from when these were set at the beginning of 2023. As noted in the Chair letter, financial performance was very strong and RELX's TSR outperformed the UK, US and European peer groups over the period. The payout is 90% of maximum.

Performance measure	Weighting	Performance range and vesting levels set at grant[1]		Achievement against the performance range	Resulting vesting percentage
TSR over the three-year performance period	20%	below median	0%	between median and upper quartile of UK, European and US groups	67.1%
		median	25%		
		upper quartile	100%		
Average growth in adjusted EPS over the three-year performance period[2]	40%	below 5% p.a.	0%	9.8%	91.0%
		5% p.a.	25%		
		6% p.a.	50%		
		7% p.a.	65%		
		8% p.a.	75%		
		9% p.a.	85%		
		10% p.a.	92.5%		
		11% p.a. and above	100%		
ROIC in the third year of the performance period[2]	40%	below 11.0%	0%	Above 14%	100.0%
		11.0%	25%		
		11.5%	50%		
		12.0%	65%		
		12.5%	75%		
		13.0%	85%		
		13.5%	92.5%		
		14.0% and above	100%		
Total vesting percentage:					89.8%

(1) Calculated on a straight-line basis for performance between the points.
(2) Growth in adjusted EPS at constant currency and ROIC are calculated as set out in the Chief Financial Officer's report and note 10 to the consolidated financial statements, with adjustments made to remove the effect on ROIC of changes in exchange rates, pension deficits and accounting standards over the three-year performance period.

The performance measures used in incentive plans are based on adjusted figures as they provide relevant information in assessing the Company's performance, position and cash flows and we believe they track the core operational performance of RELX and how it contributes to shareholder value creation. The Annual Report includes a reconciliation of adjusted measures to IFRS measures.

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

Single Total Figure of Remuneration – Non-Executive Directors

	Total fee		Benefits[1]		Total	
GBP	2024	2025	2024	2025	2024	2025
Paul Walker	725,000	725,000	1,017	1,188	726,017	726,188
Alistair Cox	152,000	161,614			152,000	161,614
June Felix	161,000	156,500			161,000	156,500
Andy Halford[2]	N/A	88,516			N/A	88,516
Charlotte Hogg	127,000	127,000			127,000	127,000
Robert MacLeod[3]	157,000	47,630			157,000	47,630
Andrew Sukawaty	140,500	150,228			140,500	150,228
Bianca Tetteroo[4]	61,250	127,000	N/A	5,240	61,250	132,240
Suzanne Wood[5]	210,500	222,267			210,500	222,267

(1) Benefits comprise the notional benefit of tax filing support provided to Non-Executive Directors for filings outside their home country resulting from their directorships with RELX. Paul Walker's benefits relate to private medical insurance. Further, the Company meets all reasonable travel, subsistence, accommodation and other expenses, including any tax where such expenses are deemed taxable, incurred by the Non-Executive Directors and the Chair in the course of performing their duties.
(2) Appointed to the Board at the AGM on 24 April 2025.
(3) Retired from the Board at the AGM on 24 April 2025.
(4) Appointed to the Board on 1 July 2024.
(5) Became a member of the Remuneration Committee from the AGM on 24 April 2025.

The total remuneration for Directors is set out in note 25 to the consolidated financial statements.

Non-Executive Directors' fees
The fees in the Single Total Figure table for Non-Executive Directors reflect the following fees in 2025:

GBP	Annual fee 2025	Annual fee 2026
Chair	725,000	725,000
Non-Executive Directors	97,500	97,500
Senior Independent Director	40,000	40,000
Chair of:		
– Audit Committee	40,000	40,000
– Remuneration Committee	40,000	40,000
Workforce engagement fee	25,000	25,000
Committee membership fee:		
– Audit Committee	25,000	25,000
– Remuneration Committee	25,000	25,000
– Nominations Committee	15,000	15,000

In addition, an intercontinental travel fee of £4,500 was payable to any Non-Executive Director (excluding the Chair) in respect of each transatlantic journey made in order to attend a RELX Board or Committee meeting during 2025.

Fees may be reviewed annually, although in practice they have changed on a less frequent basis.

Statement of Directors' shareholdings and other share interests

Shareholding requirement

The Committee believes that a closer alignment of interests can be created between senior management and shareholders if executives build and maintain a significant personal stake in RELX. The shareholding requirements applicable to the Executive Directors are set out in the table below. Shares that count for this purpose are (i) any type of RELX security of which the Director, their spouse, civil partner or dependent child has beneficial ownership and (ii) AIP deferred shares which are within their three-year deferral period, on a notional net (after tax) basis. There has been no change to the interests reported below between 31 December 2025 and the date of this Report.

Meeting the shareholding requirement is both a vesting condition for LTIP awards granted and a requirement to maintain eligibility for future LTIP awards. On termination of employment, Executive Directors are to maintain their full shareholding requirement (or, if lower, their actual level of shareholding at the time of leaving) for two years after leaving employment.

On 31 December 2025, the Executive Directors' shareholdings were as follows:

	Shareholding requirement (% of 2025 annual base salary)	Shareholding as at 31 December 2025 (% of 2025 annual base salary)[1]
Erik Engstrom	450%	2569%
Nick Luff	300%	1066%

(1) Includes AIP deferred shares which are within their three-year deferral period, on a notional net (after tax) basis (55,073 for Erik Engstrom and 32,431 for Nick Luff). For disclosure purposes, any PLC ADRs held are included as ordinary shares.

Share interests (number of RELX ordinary shares held)

	1 January 2025	31 December 2025
Erik Engstrom	1,175,520	1,180,001
Nick Luff	286,267	289,260
Paul Walker	16,000	16,000
Alistair Cox	3,170	4,046
June Felix	7,500	7,500
Andy Halford[2]	N/A	5,000
Charlotte Hogg	4,750	4,750
Robert MacLeod[3]	6,950	N/A
Andrew Sukawaty	30,000	30,000
Bianca Tetteroo[4]	0	0
Suzanne Wood	5,100	5,100

(1) Number excludes AIP deferred shares which are within their three-year deferral period. If these were included on a notional net (after tax) basis, the totals at 31 December 2025 would be 1,235,074 for Erik Engstrom and 321,691 for Nick Luff].
(2) Appointed to the Board at the AGM on 24 April 2025.
(3) Retired from the Board at the AGM on 24 April 2025.
(4) Is not able to hold RELX shares given her executive role at Achmea.

Scheme interests awarded during the financial year

LTIP – PERFORMANCE SHARE AWARDS

	Basis on which award is made	Face value of award at grant[1]	Percentage of maximum vesting for threshold performance	End of performance period
Erik Engstrom	450% of salary	£6,358,360	If each measure pays out at threshold, the overall payout is 20%	31 December 2027
Nick Luff	375% of salary	£3,120,203		

AIP – DEFERRED SHARES

Erik Engstrom	1/2 of 2024 AIP payout	£1,125,411	N/A. The release of AIP deferred shares in Q1 2028 is not subject to any further performance conditions, but is subject to malus and clawback.
Nick Luff	1/2 of 2024 AIP payout	£662,718	

(1) The face value of the LTIP awards and AIP deferred shares granted in February 2025 was calculated using the middle market quotation of a PLC ordinary share (£40.73). This share price was used to determine the number of shares granted.

The LTIP awards granted in 2025 are based on ROIC, EPS and TSR weighted 40%:40%:20% respectively and assessed independently. The targets and vesting scales applicable to these awards are set out on page 114 of the 2024 Remuneration Report.

Multi-year incentive interests

The tables below and on the next page set out unvested LTIP share awards, AIP deferred shares and vested but unexercised options held by the Executive Directors, including details of awards granted, vested and options exercised during the year.

All outstanding LTIP share awards are subject to performance conditions.

Between 31 December 2025 and the date of this Report, there have been no changes in the share awards or options held by the Executive Directors.

Erik Engstrom

LTIP SHARES	Year of grant	No. of unvested shares held on 1 Jan 2025	No. of shares awarded during 2025	Market price per share at award	No. of shares vested during 2025	Market price per share at vesting	No. of unvested shares held on 31 Dec 2025	End of performance period	Date of vesting
	2025		156,110	£40.73			156,110	Dec 2027	Feb 2028
	2024	182,342		£34.020			182,342	Dec 2026	Feb 2027
	2023	242,857		£24.920			242,857	Dec 2025	Feb 2026
	2022	259,819		£22.725	252,024	£40.73			
Total		685,018	156,110		252,024		581,309		

DEFERRED SHARES[1]	Year of grant	No. of shares held on 1 Jan 2025	No. of shares awarded during 2025	Market price per share at award	No. of shares released during 2025	Market price per share at release	No. of shares held on 31 Dec 2025		Date of release
	2025		27,631	£40.73			27,631		Feb 2028
	2024	35,228		£34.020			35,228		Feb 2027
	2023	41,054		£24.920			41,054		Feb 2026
	2022	49,912		£22.725	49,912	£40.73			
Total		126,194	27,631		49,912		103,913		

(1)   Part of the AIP is paid in deferred shares released after three years. The amount at grant was already included in the AIP in the single figure table of the relevant year.

OPTIONS	Year of grant	No. of options held on 1 Jan 2025	No. of options granted during 2025	Option price on date of grant	No. of options exercised during 2025	Market price per share at exercise	No. of options held on 31 Dec 2025	Options exercisable until
	2017	85,356		£14.945			85,356	27 Feb 27
		90,116		€16.723			90,116	27 Feb 27
Total		175,472					175,472	

Nick Luff

LTIP SHARES Year of grant	No. of unvested shares held on 1 Jan 2025	No. of shares awarded during 2025	Market price per share at award	No. of shares vested during 2025	Market price per share at vesting	No. of unvested shares held on 31 Dec 2025	End of performance period	Date of vesting
2025		76,607	£40.73			76,607	Dec 2027	Feb 2028
2024	89,479		£34.020			89,479	Dec 2026	Feb 2027
2023	119,175		£24.920			119,175	Dec 2025	Feb 2026
2022	127,499		£22.725	123,674	£40.73			
Total	336,153	76,607		123,674		285,261		

DEFERRED SHARES[1] Year of grant	No. of shares held on 1 Jan 2025	No. of shares awarded during 2025	Market price per share at award	No. of shares released during 2025	Market price per share at release	No. of shares held on 31 Dec 2025	Date of release
2025		16,271	£40.73			16,271	Feb 2028
2024	20,745		£34.020			20,745	Feb 2027
2023	24,175		£24.920			24,175	Feb 2026
2022	29,391		£22.725	29,391	£40.73		
Total	74,311	16,271		29,391		61,191	

(1) Part of the AIP is paid in deferred shares released after three years. The amount at grant was already included in the AIP in the single figure table of the relevant year.

OPTIONS Year of grant	No. of options held on 1 Jan 2025	No. of options granted during 2025	Option price on date of grant	No. of options exercised during 2025	Market price per share at exercise	No. of options held on 31 Dec 2025	Options exercisable until
2017	40,210		£14.945			40,210	27 Feb 27
	42,452		€16.723			42,452	27 Feb 27
2016	47,778		£12.550	47,778	£40.886		
	50,586		€15.285	50,586	€49.247		
Total	181,026			98,364		82,662	

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

Performance graphs

The graphs below show total shareholder returns for RELX calculated on the basis of the average share price in the 30 trading days before the respective year end and assuming dividends were reinvested. RELX's performance is compared with the FTSE 100.

3 years



5 years



10 years



CEO historical pay table

The table below shows the historical CEO pay over a ten-year period.

GBP'000	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Base salary	1,160	1,189	1,218	1,249	1,280	1,312	1,345	1,379	1,413	1,448
Annual incentive payout as a % of maximum	68%	69%	78%	77%	65%	86%	76%	87%	80%	81%
Multi-year incentive vesting as a % of maximum[1]	97%	92%	81%	81%	6%	71%	70%	100%	97%	90%
CEO total	11,399	8,748	9,141	9,346	3,980	9,560	8,597	14,989	14,599	11,436

(1) From 2020 onwards, amounts above reflect LTIP vesting. Prior periods also include vesting of awards under ESOS and BIP plans which were discontinued for Directors since 2017 (with the final vesting of awards under those plans occurring in 2019).

Comparison of change in Directors' pay with change in employee pay

The UK Regulations require companies to disclose the percentage change in remuneration from 2024 to 2025 for each director compared with the employees of the listed company, excluding directors. RELX PLC has no employees and Executive Directors are the only employees of RELX Group PLC. We therefore have no data to report but have chosen to continue to report data on changes in base salary of the CEO compared with changes in base salary of a broader employee population. The salary increase for the CEO of 2.5% for 2025 was in line with the salary increase budget for the UK and the US where the majority of our employees are based.

UK pay ratios

The UK Regulations require the disclosure of the ratio of total CEO remuneration to median (P50), 25th percentile (P25) and 75th percentile (P75) UK employee total remuneration (calculated on a full-time equivalent basis). UK employees represent less than 20% of our global employee population.

Pay ratios for total remuneration are likely to vary, potentially significantly, over time, since the CEO's total remuneration each year is driven largely by performance-related pay outcomes and is affected by share price movements. We have therefore also shown the UK ratios for the salary component.

For the purposes of the ratios below, the CEO's 2025 total remuneration is the total single figure and salary as disclosed on page 102. The P25, P50 and P75 were selected from the UK employee population as at 1 October 2025. Ratios for prior years are as disclosed in the respective reports.

Total remuneration

Year	Method	Pay ratios			All UK employees GBP'000		
		P25	P50	P75	P25	P50	P75
2025	A	215:1	149:1	107:1	53	77	107
2024	A	269:1	183:1	131:1	50	74	103
2023	A	294:1	198:1	140:1	46	69	97
2022	A	188:1	129:1	89:1	44	64	93
2021	A	223:1	151:1	104:1	43	64	92
2020	A	98:1	67:1	46:1	40	59	86
2019	A	225:1	149:1	100:1	39	58	86

Salary

Year	Method	Pay ratios			All UK employees GBP'000		
		P25	P50	P75	P25	P50	P75
2025	A	32:1	23:1	17:1	46	64	86
2024	A	32:1	23:1	17:1	44	62	83
2023	A	33:1	24:1	17:1	42	58	80
2022	A	34:1	25:1	18:1	39	55	76
2021	A	35:1	25:1	18:1	38	52	74
2020	A	35:1	25:1	18:1	37	52	72
2019	A	35:1	25:1	18:1	35	51	71

Slight differences compared with ratios calculated using data shown in the tables are due to rounding.

The ratios are calculated using Option A, meaning that the median, 25th and 75th percentiles were determined based on total remuneration using the single total figure valuation methodology, except for annual incentives (other than sales incentives) which are based on estimated payout as individual final payout levels are still to be finalised.

We chose Option A as we believe it is the most robust and accurate way to identify the median, 25th percentile and 75th percentile UK employee.

The Committee is satisfied that the overall picture presented by the 2025 pay ratios is consistent with the pay, reward and progression policies for the Group's UK employees.

- Salaries for all UK employees, including the Executive Directors, are set based on a wide range of factors, including market practice, scope and impact of the role and experience.

- The provision of certain benefits and the level of benefit provided vary depending on the role and level of seniority.

- Participation in annual incentive plans varies by business and reflects the culture and the nature of the business, as well as role.

- Whilst none of the comparator employees participate in the executive share plans, they do have the opportunity to receive company shares via the UK Sharesave Option Plan. A greater proportion of performance-related variable pay and share based awards applies to more senior executives, including the Executive Directors, who have a greater influence over performance outcomes.

Relative importance of spend on pay

The following table sets out the total employee costs for all employees, as well as the amounts paid in dividends and share repurchases.

	2024 GBPm	2025 GBPm	% change
Employee costs[1]	3,145	3,175	1%
Dividends	1,121	1,181	5%
Share repurchases	1,000	1,500	50%

(1) Employee costs include wages and salaries, social security costs, pensions and share based and related remuneration.

Payments to past Directors and payments for loss of office

There have been no payments for loss of office in 2025.

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

Implementation of the remuneration policy in 2026

Salary: The Committee approved salary increases of 2.5% for the CEO and CFO for 2026, in line with the increase for the broader UK workforce. As a result, Erik Engstrom's salary from 1 January 2026 is £ 1,484,506 and Nick Luff's salary is £994,250.

Benefits: The benefits provided to the Executive Directors are unchanged for 2026.

Annual incentive: Subject to shareholder approval, the maximum AIP payout is 300% of base salary for the CEO and 225% for the CFO.

Revenue, adjusted net profit after tax and cash flow each have a one-third weighting. Details of the 2026 annual incentive targets will be disclosed in the 2026 Remuneration Report.

Pension: Erik Engstrom and Nick Luff will receive cash in lieu of pension of 11% of their salary.

Share based awards: Subject to shareholder approval, we will be granting LTIP awards with face values of 600% of salary to Erik Engstrom and 450% to Nick Luff in 2026. Awards will be made at the current limits (450% and 375% respectively for the CEO and for the CFO) in February 2026 and top up awards will be made after the April 2026 AGM, based on the share price used for the February initial awards. The awards are subject to a three-year performance period and a two-year holding period applies.

The following metrics, weightings, targets and vesting scales apply to LTIP awards granted in 2026 for the 2026–2028 cycle.

The vesting of LTIP awards is dependent on three separate performance measures: ROIC, EPS and TSR weighted 40%:40%:20% respectively and assessed independently.

The TSR measure comprises three comparators (sterling, euro and US dollar) reflecting the fact that RELX accesses equity capital markets through three exchanges – London, Amsterdam and New York – in three currency zones. RELX's TSR performance is measured separately against each comparator group and each ranking achieved will produce a payout, if any, in respect of one-third of the TSR measure. The proportion of the TSR measure that vests will be the sum of the three payouts.

The averaging period applied for TSR measurement purposes is the three months before the start of the financial year in which the award is granted and the last three months of the third financial year of the performance period.

The companies for the TSR comparator groups for the 2026–2028 LTIP cycle were selected on the following basis (substantially unchanged from prior year):

(a) they were in a relevant market index or were the largest listed companies on the relevant exchanges at the end of the year before the start of the performance period: the FTSE 100 for the sterling group; the Euronext100 and Dax40 for the euro group; and the S&P 500 for the US dollar group;

(b) certain companies were then excluded:

- those with mainly domestic or single country revenues (as they do not reflect the global nature of RELX's customer base);

- those engaged in extractive industries (as they are exposed to commodity cycles); and

- financial services companies (as they have a different risk/reward profile).

(c) the remaining companies were then ranked by market capitalisation and, for each comparator group, around 50 companies with market capitalisations above and below that of RELX were taken; and

(d) relevant listed global peers operating in businesses similar to those of RELX, but not otherwise included, were added.

Vesting percentage of each third of the TSR tranche[1]	TSR ranking within the relevant TSR comparator group
0%	Below median
20%	Median
100%	Upper quartile

(1) Vesting is on a straight-line basis for performance between the minimum and maximum levels.

The calculation methodology for the EPS and ROIC measures is set out in the 2013 Notices of Annual General Meetings, which can be found on RELX's website. The targets and vesting scales applicable to the EPS and ROIC are set out below.

Vesting percentage of EPS and ROIC tranches[1]	Average growth in adjusted EPS over the three-year performance period	Average ROIC over the three-year performance period
0%	below 5% p.a.	below 11.2%
20%	5% p.a.	11.2%
50%	6% p.a.	11.9%
65%	7% p.a.	12.6%
75%	8% p.a.	13.3%
85%	9% p.a.	14.0%
92.5%	10% p.a.	14.7%
100%	11% p.a. or above	15.4% or above

(1) Vesting is on a straight-line basis for performance between the stated average adjusted EPS growth/ROIC percentages.

Remuneration Committee advice

The Committee consists of independent Non-Executive Directors and the Chair of RELX. Details of members and their attendance are contained in the Corporate Governance Review on page 90. The Chief Legal Officer and Company Secretary attends meetings as secretary to the Committee. At the invitation of the Chair of the Committee, the CEO attends appropriate parts of the meetings. The CEO is not in attendance during discussions about his remuneration.

The Chief Human Resources Officer advised the Committee during the year.

Willis Towers Watson is the external adviser, appointed by the Committee through a competitive process. Willis Towers Watson also provided actuarial and other human resources consultancy services to some RELX companies during the year. The Committee is satisfied that the firm's advice continues to be objective and independent, and that no conflict of interest exists. The individual consultants who work with the Committee do not provide advice to the Executive Directors or act on their behalf. Willis Towers Watson is a member of the Remuneration Consultants' Group and conducts its work in line with the UK Code of Conduct for executive remuneration consulting. During 2025, Willis Towers Watson received fees of £24,639 for advice given to the Committee, charged on a time and expense basis.

Shareholder voting

At the Annual General Meeting of RELX PLC on 24 April 2025, votes cast by proxy and at the meeting in respect of the Directors' Remuneration Report were as follows:

Resolution	Votes For	% For	Votes Against	% Against	Total votes cast	Votes Withheld
Remuneration Report (advisory)	1,439,249,912	95.68%	65,010,139	4.32%	1,504,260,051	401,804

At the Annual General Meeting of RELX PLC on 20 April 2023, votes cast by proxy and at the meeting in respect of the Directors' Remuneration Policy were as follows:

Resolution	Votes For	% For	Votes Against	% Against	Total votes cast	Votes Withheld
Remuneration Policy (binding)	1,528,240,789	95.87%	65,765,933	4.13%	1,594,006,722	2,416,183

Alistair Cox
Chair, Remuneration Committee
11 February 2026

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

Remuneration Policy Report

Set out in this section is the Company's proposed new remuneration policy for Directors, which, subject to approval by shareholders, will apply for three years from the conclusion of the RELX PLC AGM to be held in April 2026. The key changes from the previous Remuneration Policy (which was first published on pages 136 to 142 of the 2022 Annual Reports and Financial Statements and was approved by shareholders at the April 2023 Annual General Meeting) and the rationale for the changes are explained in the Committee Chair's introduction. Some minor editorial changes have also been made.

The Policy is intended to apply for three years from the 2026 AGM and to awards granted in 2026.

Remuneration policy table – Executive Directors

ANNUAL BASE SALARY

Purpose and link to strategy
To recruit and retain the best executive talent globally to execute our strategic objectives at appropriate cost.

Operation
Salaries for Executive Directors are set and reviewed annually by the Remuneration Committee (the Committee) with changes typically taking effect on 1 January. In exceptional circumstances, the Committee may review salaries more frequently.

When reviewing salaries, the Committee considers the executive's role and sustained value to the Company in terms of skill, experience and overall contribution and the Company's guidelines for salaries for all employees for the year. Periodically, competitiveness with companies which are comparable in respect of industry, size, international scope and complexity is also considered in order to ensure the Company's ability to attract and retain executives.

Performance framework
N/A

Maximum value
Salary increases will continue to be aligned with the range of increases for the wider employee population and subject to annual all-employee guidelines. However, as for all employees, the Committee has discretion to exceed this to take account of individual circumstances such as change in responsibility, increases in scale or complexity of the business or alignment to market level.

Recovery of sums paid
No provision.

RETIREMENT BENEFITS

Purpose and link to strategy
Retirement plans are part of remuneration packages designed to recruit and retain the best executive talent at appropriate cost.

Operation
Executive Directors receive pension benefits up to the value equivalent to the maximum level of pension benefits provided under the Company's regular defined contribution pension plans as may be in effect or amended from time to time (currently 11% of base salary in the UK). The defined contribution pension plans are designed to be competitive and sustainable long-term. Any amount payable may be paid wholly or partly as cash in lieu.

Performance framework
N/A

Maximum value
The maximum value is equivalent to the maximum level of pension benefits provided under the Company's regular defined contribution pension plans as may be in effect or amended from time to time (currently capped at 11% of base salary in the UK).

Recovery of sums paid
No provision.

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements
and other information

OTHER BENEFITS

Purpose and link to strategy
To provide competitive benefits at appropriate cost.

Operation
Other benefits, subject to periodic review, may include private medical and dental cover, life assurance, tax return preparation costs, car benefits, directors' and officers' liability insurance, relocation benefits and expatriate allowances and other benefits available to employees generally, including, where appropriate, the tax on such benefits.

Performance framework
N/A

Maximum value
The maximum for ongoing benefits for Executive Directors will not normally exceed 10% of salary (excluding any one-off items, such as immigration support or relocation benefits, and any tax related charge on benefits which is met by the Company). However, the Committee may provide reasonable benefits beyond this amount in exceptional situations, such as a change in the individual's circumstances caused by the Company, or if there is a significant increase in the cost of providing the agreed benefit.

ANNUAL INCENTIVE PLAN (AIP)

Purpose and link to strategy
The annual incentive provides focus on the delivery of annual financial targets and the achievement of annual objectives and milestones which are chosen to align with the Company's strategy and create a platform for sustainable future performance. The compulsory deferral of 50% of any annual incentive earned into RELX shares for three years promotes longer-term alignment of Executive Directors' interests with shareholders' interests, including an element of post-termination shareholding.

Why performance measures are chosen and how targets are set
Performance measures include a balanced set of financial measures which are appropriately weighted and which support current strategy and incentivise the Executive Directors to achieve the desired outcomes without undue risk of focusing on any one financial measure. The financial targets are designed to be challenging and are set with reference to the previous year's performance and internal and external forecasts for the following year.

Performance measures may also include non-financial measures, for example linked to sustainability.

Operation
The Committee reviews and sets the financial targets and, if applicable, non-financial targets, annually, taking into account internal forecasts and strategic plans. Following year end, the Committee compares actual performance with the financial targets and assesses the achievement of any non-financial targets. The targets and outcomes are fully disclosed in the Remuneration Report published after year end.

50% of any annual incentive earned is paid in cash to the Executive Director and the remaining 50% is deferred into RELX shares, which are released to the Executive Director after three years. The share deferral proportion is reduced to 25% of any AIP earned once the shareholding requirement is met, and eliminated once an executive director meets twice the shareholding requirement.

Dividend equivalents accrued during the deferral period are payable in respect of the shares. On a change in control, the default position is that deferred shares are released to the Executive Director. Alternatively, the Committee may determine that deferred shares will instead be exchanged for equivalent share awards in the acquiring company.

Performance framework
The AIP is comprised of a balance of financial measures. The Committee can include non-financial measures with a weighting of up to 15%.

Each measure is assessed separately. There is no payout below threshold and payout for each measure at threshold is up to 10% of the maximum opportunity for that measure.

Following an assessment of achievement against each metric, the Committee agrees the overall level of earned incentive for each Executive Director.

Committee discretion applies.[1,2,3]

Maximum value
The maximum potential annual incentive is 300% of salary for the CEO and 225% for other Executive Directors. This includes any deferred share element but excludes dividend equivalents payable in respect of the deferred shares.

Recovery of sums paid
Clawback applies.[4]

LONG-TERM INCENTIVE PLAN (LTIP)

Purpose and link to strategy

The Long-Term Incentive Plan (LTIP) is designed to provide a long-term incentive for Executive Directors to achieve the key performance measures that support the Company's strategy, and to align their interests with shareholders.

Why performance measures are chosen and how targets are set

Our strategic focus is on continuing to transform the core business through organic investment and the build-out of new products into adjacent markets and geographies, supplemented by selective portfolio acquisitions and divestments. The performance measures in the LTIP are chosen to support this strategy by focusing on sustained earnings growth, return on invested capital and shareholder return.

Targets are set with regard to previous results and internal and external forecasts for the performance period and the strategic plan for the business. They are designed to provide exceptional reward for exceptional performance, whilst allowing a reasonable expectation that reward at the lower end of the scale is attainable, subject to robust performance.

Operation

Annual awards of performance shares, with vesting subject to:

- performance measured over three financial years
- continued employment (subject to the provisions set out in the Policy on payments for loss of office section)

The Committee may also make vesting subject to meeting shareholding requirements.

A holding period of two years applies after vesting.

Dividend equivalents accrued during the performance period are payable in respect of the performance shares that vest.

On a change of control, the default position is that awards vest on a pro-rated basis, subject to an assessment of performance against targets at that time. Alternatively, the Committee may determine that the awards will not vest and will instead be exchanged for equivalent awards in the acquiring company.

Performance framework

The performance measures are EPS, ROIC and relative TSR, weighted 40%:40%:20% respectively and assessed independently, such that a payout can be received under any one of the measures (or, for TSR, in respect of one of the three comparator groups).

Each measure is assessed separately. There is no payout below threshold and payout for each measure at threshold is 20% of the maximum opportunity for that measure.

Dividend equivalents are not taken into account in the above payout levels.

Committee discretion applies.[1,2,3]

Maximum value

The maximum grant in any year is up to 600% of base salary for the CEO and up to 450% of base salary for other Executive Directors (not including dividend equivalents).

Recovery of sums paid

Clawback applies.[4]

Shareholding requirements

The Executive Directors are subject to shareholding requirements. These are 600% of annual base salary for the CEO and 450% of annual base salary for other Executive Directors. On joining or promotion to the Board, Executive Directors are given a period of time, typically up to five years, to build up to their requirement.

On termination of employment, Executive Directors are to maintain their full shareholding requirement (or, if lower, their actual level of shareholding at the time of leaving) for two years after leaving employment.

Shares which count for shareholding purposes are shares beneficially owned by the Executive Director, their spouse, civil partner or dependent child and AIP deferred shares which are within their three-year deferral period, on a notional net of tax basis.

Remuneration outcomes in different performance scenarios
The Committee considers the level of remuneration that may be paid in the context of the performance delivered and value added for shareholders. The charts below are an illustration of how the CEO's and CFO's regular annual remuneration could vary under different performance scenarios. The salary is the salary as at 31 December 2025. Pension is 11% of base salary. Benefits are the same in all three scenarios in each chart and are based on 2025 benefits as shown in the 2025 Single Total Figure table. The performance assumptions which have been used are as follows: Minimum means no AIP payout and no LTIP vesting. In line with expectations means AIP payout at 200% of salary for the CEO and 150% of salary for the CFO and LTIP vesting at 50% of the award. Maximum means AIP payout at 300% of salary for the CEO and 225% for the CFO and LTIP vesting at 100% of the award. The three bars in each chart assume no share price movement. As required by the UK Regulations, assuming maximum performance achievement (as described above) and 50% share price growth over the performance period, the CEO's maximum remuneration would increase to £19.1 m and the CFO's maximum remuneration to £9.8m. Any dividend equivalents payable in respect of AIP deferred shares and LTIP are not included.



CEO remuneration (GBP'000)



CFO remuneration (GBP'000)

Notes to the Remuneration policy table
(1) **Discretion in respect of AIP and LTIP payout levels:** In determining the level of payout under the AIP and vesting under the LTIP, the Committee takes into account RELX's overall business performance and value created for shareholders over the period in review and other relevant factors. It has discretion to adjust the vesting and payout levels (subject always to the maximum individual limits) if it believes this would result in a fairer outcome. This discretion will only be used in exceptional circumstances and the Committee will explain in the next Remuneration Report the extent to which it has been exercised and the reasons for doing so.

(2) **Discretion to vary performance measures under the AIP and the LTIP:** The Committee may vary the financial measures applying to a current annual incentive year and performance measures for LTIP awards already granted if a change in circumstances leads it to believe that the arrangement is no longer a fair measure of performance. Any new measures will not be materially less, or more, challenging than the original ones.

(3) **Discretion on termination of employment under the AIP and the LTIP:** The Committee's discretion on termination of employment is described under the 'Policy on payments for loss of office' section.

(4) **Malus and clawback under the AIP and the LTIP:** Under the AIP and the LTIP, the Committee has discretion to apply malus and clawback in case of material misstatement of results or erroneous calculation in incentive payout; breach of post-termination restrictive covenants; misconduct; fraud or conduct which results in (i) significant reputational damage; (ii) material adverse effect on the financial position of the Company; or (iii) corporate failure. These apply for three years following the AIP cash payment and five years from the start of each LTIP performance period and, in the case of a breach of restrictive covenants, to the end of the restriction period. If a participant is subject to an internal investigation regarding a serious breach of any of the above matters, the vesting of their awards and the application of malus and clawback may be delayed until the outcome of that investigation.

(5) **Holding period:** For purposes of this policy, "holding period" means the post-vesting period during which the recipient of the award must retain a number of shares equal to the number of net (after tax) shares which vest under an award.

(6) **Explanation of differences between the Company's policy on Executive Directors' remuneration and the policy for other employees:** A larger percentage of Executive Directors' remuneration is performance related than that of other employees. All managers participate in an annual incentive plan. Participation levels, measures and targets vary according to their role, seniority and local business priorities. Senior executives may also participate in multi-year equity plans. Grant levels under the plans vary according to roles and seniority. The range and level of retirement and other benefits provided to employees vary according to local market practice.

Approach to recruitment remuneration – Executive Directors

When agreeing the components of a remuneration package on the appointment of a new Executive Director, or an internal promotion to the Board, the Committee would seek to align the package with the remuneration policy stated in the policy table.

The Committee's general principle on recruitment is to offer a competitive remuneration package to attract high-calibre candidates from a global talent pool. Basic salary would be set at an appropriate level for the candidate, taking into account all relevant factors. As a data analytics and technology-driven business, with over half of its revenue in the US, the Company primarily competes for talent with global information and technology companies.

The various components and the Company's approach are as follows:

REMUNERATION COMPONENTS

The remuneration would include base salary, retirement benefits, other benefits, AIP and LTIP in line with the policy table, taking into account the principles set out above.

COMPENSATION FOR FORFEITED ENTITLEMENTS

The Committee may make awards and payments on hiring an external candidate to compensate him or her for entitlements forfeited on leaving the previous employer. If such a decision is made, the Committee will attempt to reflect previous entitlements as closely as possible using a variety of tools, including cash and share based awards. Malus and clawback provisions will apply where appropriate. If necessary to facilitate the grant of awards, the Committee may rely on the one person exemption from shareholder approval in the UK Listing Rules.

RELOCATION ALLOWANCES AND EXPENSES

The type and size of relocation allowances and expenses will be determined by the specific circumstances of the new recruit.

Policy on payments for loss of office

In line with the Company's policy, the service contracts of the existing Executive Directors contain 12-month notice periods.

The circumstances in which an Executive Director's employment is terminated will affect the Committee's determination of any payment for loss of office, but it expects to apply the principles outlined in the table on the next page. The Committee reserves the right to depart from these principles where appropriate in light of any taxation requirements to which the Company or the Executive Director is subject (including, without limitation, section 409A of the US Internal Revenue Code), or other legal obligations.

Policy on payments for loss of office (continued)

| **GENERAL**[1] | **INCENTIVES** |

Mutually agreed termination/termination by the Company other than for cause[2]
(includes retirement with customary notice)

The Executive Director would be entitled to salary, benefits and other contractual payments in the normal way up to the termination date and would be paid for any accrued but untaken holiday.

Salary: Payment of up to 12 months' salary to reflect the notice period or payment in lieu of notice.

Other benefits: Where possible, benefits would be continued for up to the duration of any unworked period of notice (not exceeding the maximum stated in the policy table) or the Executive Director would receive a cash payment (not exceeding the cost to the Company of providing those benefits).

Pension: Deferred or immediate pension in accordance with scheme rules, with a credit in respect of, or payment for up to, the full period of any unworked period of notice. There is provision under the defined benefit pension scheme for members leaving Company service by reason of permanent incapacity to make an application to the scheme trustee for early payment of their pension.

Other: The Company may pay compensation in respect of any statutory employment rights and may make other appropriate and customary payments.

The Company would have due regard to principles of mitigation of loss. Reductions would be applied to reflect any portion of the notice period that is worked and/or spent on gardening leave.

On injury, disability, ill-health or death, the Committee reserves the right to vary the treatment outlined in this section.

Annual incentive: Any unpaid annual incentive for the previous year and a pro-rata payment in respect of the part of the financial year up to the termination date would generally be payable (subject to the deferral provisions), with the amount being determined by reference to the original performance criteria. However, the Committee has discretion to decide otherwise depending on the reason for termination and other specific circumstances. The Company would not pay any annual incentive in respect of any part of the financial year following the termination date (e.g. for any unworked period of notice). AIP deferred shares would be released to the Executive Directors in full at the end of the deferral period. The annual incentive clawback provisions would apply.

LTIP: The default position is that unvested LTIP awards would be pro-rated to reflect time employed and would vest subject to performance measured at the end of the relevant performance period and subject to the Executive Director continuing to meet their full shareholding requirement for two years after the termination date. The Committee has discretion to allow unvested LTIP awards to vest earlier and to adjust the application of time pro-rating and performance conditions, subject to the plan rules. The requirement to retain net (after tax) vested LTIP shares for a holding period of two years after vesting ceases to apply on termination of employment.

Employee instigated resignation

The Executive Director would not receive any payments for loss of office. The Executive Director would be entitled to salary, benefits and other contractual payments in the normal way up to the termination date and would be paid for any accrued but untaken holiday.

Pension: A deferred or immediate pension would be payable in accordance with the scheme rules.

Annual incentive: The Executive Director would be entitled to receive an annual incentive for a completed previous year (subject to the deferral provisions), but not a pro-rated annual incentive in respect of a part year up to the termination date, unless the Committee decides otherwise in the specific circumstances. Any AIP deferred shares would be released to the Executive Director in full at the end of the deferral period. Annual incentive clawback provisions would apply.

LTIP: All outstanding LTIP awards would lapse on the date of notice.

Dismissal for cause

The Executive Director would be entitled to salary, benefits and other contractual payments in the normal way up to the termination date and would be paid for any accrued but untaken holiday but would not receive any payments for loss of office.

Pension: A deferred or immediate pension would be payable in accordance with the scheme rules.

Annual incentive: The Executive Director would not receive any unpaid annual incentive. Any AIP deferred shares lapse on the date of dismissal.

LTIP: All outstanding LTIP awards would lapse on the date of dismissal.

(1) In addition to what is set out in this section, on termination for any reason, Erik Engstrom will be entitled to payment of amounts held in his 'Retirement Account'.
(2) In cases where the approved leaver treatment applies, the AIP and LTIP have a default position as well as giving the Committee discretion to adjust the default treatment within certain parameters. The Committee would only expect to exercise such discretion where the Committee believes the personal circumstances of the Executive Director so require.

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

Remuneration policy table – Non-Executive Directors

FEES

Purpose and link to strategy
To enable RELX to recruit Non-Executive Directors with the right balance of personal skills and experience to make a major contribution to the Board and Committees of a global business which is listed in London, Amsterdam and New York.

Operation
RELX Chair: Receives an aggregate annual fee with no additional fees, for example, Committee Chair fees. The Committee determines the Chair's fee on the advice of the Senior Independent Director.

Other Non-Executive Directors: Receive an annual fee with additional fees payable as appropriate for specific roles and duties. These additional fees include fees for the Senior Independent Director and Committee Chairs, for membership of Board Committees, as well as a workforce engagement fee and international travel fees. In future, other fees may be payable, for example attendance fees. The Board determines the level of fees, subject to applicable law.

Fees may be reviewed annually, although in practice they have changed on a less frequent basis. When reviewing fees, consideration is given to the time commitment required, the complexity of the role and the calibre of the individual. Periodically, comparative market data is also reviewed, the primary source for which is the practice of FTSE 30 companies.

Maximum value
The aggregate annual fee limit for fees paid to the Chair and the Non-Executive Directors is £2m. Additional fees for membership of or chairing Board Committees and assuming additional responsibilities such as acting as Senior Independent Director, are not subject to this maximum limit.

OTHER BENEFITS

Purpose and link to strategy
To provide competitive benefits at appropriate cost.

Operation
Other benefits for Non-Executive Directors are reviewed periodically and may include private medical cover, tax return preparation costs, secretarial benefits, car benefits, travel and related subsistence costs, including, where appropriate, the tax on such benefits.

Maximum value
There is no prescribed maximum amount.

Approach to recruitment remuneration – Non-Executive Directors
Following recruitment, a new Non-Executive Director will be entitled to fees and other benefits in accordance with the Company's remuneration policy. No additional remuneration is paid on recruitment. However, any reasonable expenses incurred during the recruitment process will be reimbursed.

Policy on payments for loss of office – Non-Executive Directors
In addition to unpaid accrued fees, the Non-Executive Directors are entitled to receive one month's fees for loss of office if their appointment is terminated before the end of its term.

Service contracts and letters of appointment
There are no further obligations in the Directors' service contracts and letters of appointment which are not otherwise disclosed in this Report which could give rise to a remuneration payment or loss of office payment. All Directors' service contracts and letters of appointment are available for inspection at the Company's registered office. The Executive Directors' service contracts do not have a fixed expiry date.

Consideration of employment conditions elsewhere in the Company
When the Committee reviews the Executive Directors' salaries annually, it takes into account the Company's guidelines for salaries for all employees in the Company's major operating locations for the forthcoming year. The Committee also considers market practice in the FTSE 30 as well as pay practices of other global information and technology companies when determining the quantum and structure of Directors' pay.

The Committee annually reviews various aspects of workforce remuneration and related policies in order to deepen its understanding of pay structures throughout the organisation.

Our designated Non-Executive Director responsible for workforce engagement meets with employees representing our global employee population in order to understand a wide range of employee views on a variety of topics. The feedback is reported back to the Board at least once per year and forms part of the Board's discussions and decision making. As part of this process, the Non-Executive Director explains how executive remuneration aligns with wider pay policy.

Consideration of shareholder views
Our practice is to consult shareholders and consider their views when formulating, or changing, our policy. The Committee took into account feedback received from shareholders since the prior policy was approved when reviewing the current policy.

Previous remuneration policies and prior commitments
Any payments which are still to be made under arrangements made and awards granted under previous remuneration policies will be made consistent with the applicable policy. The provisions of the previous policies which relate to arrangements and awards granted under those previous policies will therefore continue to apply until all payments in relation to those arrangements and awards have been made. The Committee also reserves the right to make any remuneration or loss of office payments if the terms were agreed prior to the approval of the 2013 or 2016 policy or prior to an individual being appointed as a Director.

Minor amendments
The Committee may make minor amendments for regulatory, tax or administrative purpose.

Report of the Audit Committee

This report has been prepared by the Audit Committee and has been approved by the Board. It provides an overview of the membership, responsibilities, and activities of the Committee.

Membership

The Committee comprises independent Non-Executive Directors. The members of the Committee who served during the year were:

- Suzanne Wood (Chair)
- Alistair Cox
- June Felix
- Andy Halford (appointed April 2025)
- Charlotte Hogg
- Andrew Sukawaty

Of the current members of the Committee, Suzanne Wood, a Certified Public Accountant, and Andy Halford, a Chartered Accountant, are considered to have significant, recent and relevant financial experience.

The Committee as a whole is deemed to have competence relevant to the sectors in which RELX operates.

Please see pages 80 and 81 for full profiles of Audit Committee members.

Responsibilities

The main role and responsibility of the Committee is to assist the Board in fulfilling its oversight responsibilities regarding:

- the integrity of the interim and full-year financial statements and financial reporting processes
- risk management and internal controls, and effectiveness of internal auditors
- the performance of the external auditors and the effectiveness of the external audit process, including monitoring the independence and objectivity of Ernst & Young LLP (EY)

The Committee reports to the Board on its activities, identifying any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken.

The terms of reference of the Audit Committee are reviewed annually, and a copy is published on the RELX website, **www.relx.com**

Financial reporting

In discharging its responsibilities in respect of the 2025 interim and full-year financial statements, the Committee reviewed the following:

AREAS OF SIGNIFICANT JUDGEMENT AND ESTIMATION	NOTE AND PAGE REFERENCE IN ANNUAL REPORT
Specific areas of significant accounting judgement and estimation, as set out in note 1 on page 143 to 144, reviewed and challenged by the Committee were:	
Capitalisation of internally developed intangible assets: The capitalisation of costs related to the development of new products and business infrastructure, together with the useful economic lives applied to the resulting assets, requires the exercise of judgement. The Committee received reports from the Group Financial Controller on the amounts capitalised and asset lives selected for major projects and outcome of impairment assessment performed.	Note 14 164-166
Defined benefit pension obligation: The valuation of pension scheme liabilities is subject to judgement and estimation. The discount rate, inflation rate and mortality assumptions may have a material effect in determining the defined benefit pension obligation and costs which are reported in the financial statements. The Committee received and discussed regular reports from the Group Financial Controller on the methodology and the basis of the assumptions used and other pension related accounting matters including the US annuity purchase and closure of the UK pension scheme to accrual from 28 February 2027.	Note 6 151-155

The Committee discussed and challenged management's assessment and was satisfied that all judgements and estimations had been appropriately made, and the financial statement disclosures were appropriate. The Committee also discussed with the external auditor how management's judgments and assertions were challenged and how professional scepticism was demonstrated during their audit of these areas.

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

OTHER AREAS OF FOCUS	PAGE REFERENCE IN ANNUAL REPORT
Other areas reviewed by the Committee during the year were:	

- Business Area reporting changes: The Committee discussed the accounting and external reporting implications of the internal reporting changes which resulted in print and print-related being a separate operating and reported segment. The Committee was satisfied that the changes made were in line with IFRS requirements and with the resulting explanation of these changes in the financial statements and relevant Alternative Performance Measures (APMs) which includes the restatement of prior period figures. *66 and 144*

- Taxation: The valuation of provisions in relation to uncertain tax positions involves estimation. The Committee received and discussed reports from the Head of Tax on the potential liabilities identified and assumptions used. *157-160*

- Carrying value of goodwill and intangible assets: The judgements and estimates in respect of asset carrying values relate to the assumptions underlying the value in use calculations such as discount rates and long-term growth assumptions. The Committee received and discussed reports from the Group Financial Controller on the methodology, the basis of assumptions used and headroom resulting from the annual impairment assessment, which included a separate assessment for the print and print-related Cash Generating Unit (CGU) for the first time. The Committee challenged management's application of IAS 36 which allows a prior year detailed calculation of the recoverable amount of a CGU to be used in the current year and were satisfied that all the required criteria were met for Risk, STM, Legal and Exhibitions. *164-166*

- Acquired intangible assets: The identification of separate intangible assets on acquisition requires judgement. Estimation is required in determining the future cash flows and discount rates used to value these assets. The Committee received and discussed reports from the Group Financial Controller on the methodology and the basis of the assumptions used. *164-166*

- Financing: Judgement is required in assessing the sufficiency and adequacy of current and future liquidity and funding requirements of the Group. The Committee received and discussed reports from the Group Treasurer on the Group's financing including the issue of two USD denominated bonds, together with details of related cross-currency interest rate swaps, and on the refinancing of the group's $3bn revolving credit facility with a new $3.5bn facility. See below for further information in respect of the Committee's review of the going concern and viability assessments and related disclosure. *169-175*

- Corporate Sustainability Reporting Directive (CSRD): Consistent with prior year, for the year ended 31 December 2025, RELX has disclosed material sustainability information in accordance with the European Sustainability Reporting Standards (ESRS). See below for further information in respect of the Committee's review of the related disclosure. *208-231*

The Committee was satisfied that all the above items had been appropriately considered and presented in this Annual Report.

DISCLOSURE AND PRESENTATION	PAGE REFERENCE IN ANNUAL REPORT
As well as considering the Annual Report as a whole (see 'Fair, balanced and understandable' section below) the Committee focused on the following areas of disclosure and presentation:	

- Reviewed the critical accounting policies and compliance with applicable accounting standards, reviewed other disclosure requirements and received regular update reports on accounting and regulatory developments *143-144*

- Reviewed the disclosures made in relation to internal control, risk management, the going concern statement and the viability statement. The Committee received and discussed reports from the Group Treasurer on the processes undertaken and assumptions used in formulating these disclosures *72-78, 96*

- The going concern and viability statements were subject to a detailed review, including a review and challenge of the various adverse scenarios modelled to ensure that the statements made in relation to going concern and viability are robust *77*

- Considered the calculation and presentation of APMs in the Annual Report and results announcement, including associated reconciliations to GAAP measures *198-206*

- Reviewed the disclosures made in the Annual Report which incorporates:

  - The Corporate Responsibility Report *34-63*
  - Disclosures in respect of the European Sustainability Reporting Standards (ESRS) and related material sustainability information; and *208-231*
  - Disclosures in respect of the Task Force on Climate-Related Financial Disclosures (TCFD) recommendations. The Committee agreed with management's conclusion that climate change risk is not material *235-241*

The Committee was satisfied that all relevant disclosures have been appropriately made.

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements
and other information

FAIR, BALANCED AND UNDERSTANDABLE

The Committee considered whether the 2025 Annual Report is fair, balanced, and understandable. In making this assessment, the Committee considered the following areas:

- The process for preparing the Annual Report, including the contributors, the internal review process and how feedback is addressed throughout the process

- The business review narratives presented for each Business Area including the changes in reporting to exclude print and print-related activities from Risk, Scientific, Technical & Medical and Legal from 1 January 2025; and

- The discussion of reported and underlying results throughout the report

The Committee was satisfied that, taken as a whole, the Annual Report is fair, balanced, and understandable. This conclusion has been reported to the Board.

Risk management and internal controls

With respect to their oversight of risk management and internal controls, the Committee has:

- received and discussed regular reports summarising the status of the Group's risk management activities including procedures to prevent and detect fraud, identification of emerging risks and actions to mitigate risks, and the findings from internal audits and status of actions agreed with management. Areas of focus in 2025 included: cybersecurity (including the ability to prevent, respond to and recover from a cyber-attack or ransomware attack); AI governance, data privacy; the operational, financial and IT control environment; regulatory compliance; business continuity and resilience (including supplier resilience and plans for extreme weather events); the ability to adapt to geopolitical, economic and market conditions; integrity of published Corporate Responsibility data; and continued compliance with the requirements of Section 404 of the US Sarbanes-Oxley Act relating to the documentation and testing of internal controls over financial reporting

- received regular updates from the Group Financial Controller and Group Treasurer on the Group's financial position including on liquidity, refinancing of its revolving credit facility with new maturity date of November 2030 (with two one-year extension options), the bond issue, credit ratings and ability to access debt capital markets; changes to the regulatory reporting landscape including the approach to the implementation of IFRS 18 – Presentation and Disclosure (which is applicable to RELX from 1 January 2027), risk management and compliance with treasury policies (including adoption of new treasury principles), and pension arrangements and funding

- received presentations from the Head of Tax on tax related matters and the Group's tax principles

- reviewed and approved the internal audit plan for 2026 and monitored execution of the 2025 plan, including progress in respect of actions agreed and discussing and confirming any changes proposed

- received presentations from the Chief Compliance Officer on the compliance programme, including the operation of the RELX Code of Conduct, training programmes, whistleblowing arrangements and investigations being conducted

- received presentations from the Chief Legal Officer on legal issues and claims

- participated in 'deep dive' briefing sessions with senior management from the Business Areas on a variety of topics

- received an update from management on the enhancements made to existing processes and procedures in place to prevent and detect fraud as part of preparations for the 'Failure to Prevent Fraud' offence applicable to RELX from 1 September 2025. This included updates made to RELX's 'Framework for mitigating fraud risk and maintaining compliance, financial and operational integrity'. Following its review of the Group's risk management activities, the Committee were satisfied there are appropriate procedures in place to prevent and detect fraud.

- reviewed the status and progress of activities relating to changes brought by the new UK Corporate Governance Code (The Code), specifically to achieving compliance with the new Provision 29, relating to the monitoring of the Company's risk management and internal control framework and annual review of its effectiveness. Management provided the Committee with reports throughout the year including updates from a Steering group held quarterly, enhancements made to the review and application of the current risk and control framework, the identification of proposed material controls over principal risks, financial and non-financial reporting and assurance obtained to support the Board's declaration of effectiveness of internal controls which will be required for the year ended 31 December 2026.

Committee meetings

The Committee met four times during 2025. The items of business to be considered at each meeting are set out in a schedule which is reviewed and approved by the Committee annually. The Audit Committee meetings are typically attended by the Board Chair, the Chief Executive Officer, the Chief Financial Officer, the Group Financial Controller, the Chief Legal Officer, the Head of Internal Audit & Assurance (IAA), and audit partners from the external auditors.

External audit effectiveness and independence

The Group has a well-established policy on audit effectiveness and independence of auditors that sets out among other things: the responsibilities of the Audit Committee in the selection of auditors to be proposed for appointment or re-appointment and for agreement on the terms of their engagement, scope and remuneration; the auditor independence requirements and the policy on the provision of non-audit services; the rotation of audit partners and staff; and the conduct of meetings between the auditors and the Audit Committee.

The Committee's policy on the use of the external auditor to provide non-audit services is in accordance with applicable laws and takes into account the relevant ethical guidance for auditors. Any permissible non-audit services must be pre-approved by the Chief Financial Officer and above £50,000, by the Chair of the Audit Committee. All non-audit services provided and fees are presented to the Committee on a regular basis.

The policy is available on the website, 🟧 **www.relx.com**.

The Committee has conducted its review of the performance of the external auditors and effectiveness of the external audit process for the year ended 31 December 2025. In doing so, the Committee has considered the independence, objectivity, and level of professional scepticism exercised by the external auditor.

The review included:

- an assessment of the quality of the auditor's reporting to and interaction with the Audit Committee

- review of the responses to a detailed questionnaire covering a range of key audit areas which was completed by key stakeholders

- review of the completion of the audit plan and changes to risks identified or work performed

- consideration of public reports by regulatory authorities on key EY member firms and their view on the effectiveness of EY's audits

- a survey of key stakeholders across RELX evaluating the performance of each audit team

The Audit Committee holds private meetings with the external auditor to encourage open and transparent feedback. The Chair of the Committee also met with the external auditors outside of Committee meetings supporting effective and timely communication.

Based on all the evidence presented, the Audit Committee was satisfied that the external audit has been conducted effectively, with appropriate rigour and challenge, and that EY had applied appropriate professional scepticism throughout the audit process. The external auditors have confirmed their independence and compliance with the policy on auditor independence to the Audit Committee.

Non-audit services

The external auditors are precluded from engaging in non-audit services that would compromise their independence or violate any professional requirements or regulations affecting their appointment as auditors. The auditors may, however, provide non-audit services which do not conflict with their independence.

The Committee has reviewed and agreed the non-audit services provided in 2025 together with the associated fees. The non-audit services provided were very limited and, in line with the latest FRC guidance, linked to audit work such as a bond issue and corporate responsibility data assurance.

The total fees payable to EY for the year ended 31 December 2025 were £9.7m of which £1m related to non-audit work. Further details are provided in note 4 to the financial statements. The non-audit fees remain below the 70% threshold as per the most recent FRC guidance.

Auditor appointment

EY were first appointed auditor of RELX PLC for the financial year ended 31 December 2016. The auditor is required to rotate the lead audit partner responsible for the engagement every five years. The year ended 31 December 2025 was the fifth and final year for the lead audit partner, Colin Brown. The Committee considered candidates put forward by EY and selected Marcus Butler to become lead audit partner starting from the year ending 31 December 2026.

The Audit Committee confirms that RELX was in compliance with the provisions of The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 during the financial year ended 31 December 2025.

In accordance with the terms of this Order, the Audit Committee conducted a comprehensive and competitive tender process during 2024 for the external audit for the financial year ending 31 December 2026. A decision to reappoint EY was recommended by the Committee and was approved by the Board of RELX. The decision was based on EY's performance during the tender process across a comprehensive set of criteria and the Committee's satisfaction with their effectiveness as our current auditor.

Internal audit

The Audit Committee's terms of reference requires an annual review of internal audit effectiveness. RELX has an established Internal Audit function governed by a formal charter which requires an external assessment at least once every five years to consider and report on conformance with the Institute of Internal Auditors International Professional Practices Framework (IPPF) and UK Chartered Institute of Internal Auditors Internal Audit Code of Practice (CoP).

The most recent external assessment of internal audit was carried out in 2022. The assessment identified areas of enhancement related to strategy, planning, operational excellence, and talent. All recommendations have been implemented.

The Audit Committee annually receives and considers a report from the Head of the internal audit function on: the independence of the internal audit activity; a review of the internal audit Charter; conformance with the mandatory elements of the IPPF and CoP including the adequacy of resourcing of the internal audit function; and the results of its quality assurance and improvement programme. The Committee receives regular updates on talent management and succession planning within the internal audit function and on the continual monitoring of skill sets and capabilities to ensure that these remain appropriate.

Audit Committee effectiveness

The effectiveness of the Audit Committee was reviewed as part of the 2025 evaluation of the Board which confirmed that the Committee continues to function effectively. Details of the evaluation are set out on page 84.

Suzanne Wood
Chair of the Audit Committee
11 February 2026

Directors' Report

The Directors' Report for the year ended 31 December 2025 has been prepared in accordance with the requirements of the Companies Act 2006 (the Act), the UK Listing Rules (the LRs) and Disclosure Guidance and Transparency Rules (the DTRs). The Directors' Report, together with the Strategic Report on pages 2 to 78, forms the management report for the purposes of the Financial Conduct Authority's Disclosure and Transparency Rules 4.1.5R(2) and 4.1.8R.

For the purposes of the Directors' Report, RELX PLC and its subsidiaries, joint ventures and associates are together known as 'RELX' or the 'Group'. RELX PLC (the 'Company') is a public company, limited by shares, and registered in England and Wales under registered number 00077536. The Company's registered office is 1-3 Strand, London, WC2N 5JR.

Other disclosures

Certain information required by the Act, LRs and DTRs are disclosed elsewhere in this Annual Report and incorporated by reference into this Directors' Report in Table 1.

Table 1

Disclosure	Page(s)
■ Names of Directors during the year	80 to 81
■ Corporate governance statement	84 to 96
■ Dividends	70 and 163
■ Financial risk management and hedging arrangements	169 to 175
■ Greenhouse gas emissions and energy consumption	52 to 55 and 242

Articles of Association

Amendment
The Company's Articles of Association (the Articles) may only be amended by a special resolution of shareholders passed at a general meeting of the Company.

Directors

Appointment and replacement of Directors
The appointment, re-appointment and replacement of Directors is governed by the Articles, the Act and related legislation. Shareholders maintain their right to appoint and re-appoint Directors by way of an ordinary resolution in accordance with the Articles. The Directors may appoint additional or replacement Directors, who may only serve until the following AGM of the Company, at which time they must retire and, if appropriate, seek election by the Company's shareholders. A Director may be removed from office by the Company as provided for by applicable law, in certain circumstances set out in the Articles, and at a general meeting of the Company by the passing of an ordinary resolution.

The Articles provide for a Board of Directors consisting of not fewer than five, but not more than 20 Directors, who manage the business and affairs of the Company.

Powers of Directors
Subject to the provisions of the Act, the Articles and any directions given by special resolutions, the business of the Company shall be managed by the Board which may exercise all the powers of the Company.

Directors' indemnities
In accordance with its Articles, the Company has granted its Directors an indemnity, to the extent permitted by law, in respect of liabilities incurred as a result of their office. This indemnity was in place for Directors that served at any time during the 2025 financial year, and also for each serving Director as at the date of approval of this report. The Company also purchased, and maintained throughout the year, directors' and officers' liability insurance in respect of its Directors.

Shares

Share capital
The Company's issued share capital comprises a single class of ordinary shares of $14\,^{51}/_{116}$ p each listed on the London and Amsterdam Stock Exchanges. The Company also has securities in the form of American Depositary Shares traded on the New York Stock Exchange. All issued shares are fully paid up and rank pari passu.

The Company's share capital as at the 31 December 2025 and details of share capital movements during the year are set out in note 23 to the consolidated financial statements.

Rights and obligations
The rights of holders of ordinary shares in the Company, in addition to those conferred under English law, are set out in the Company's Articles which are available at ▣ **www.relx.com**. In summary, holders of ordinary shares are entitled to: one vote for each ordinary share held; the right to attend and speak at general meetings of the Company or to appoint one or more proxies or, if they are a corporation, a corporate representative; and to exercise their voting rights.

At a general meeting, on a show of hands every member who is present in person shall have one vote and every proxy present who has been duly appointed by one or more members entitled to vote on the resolution has one vote (although a proxy has one vote for and one vote against the resolution if: (i) the proxy has been duly appointed by more than one member entitled to vote on the resolution; and (ii) the proxy has been instructed by one or more of those members to vote for the resolution and by one or more other of those members to vote against it). On a vote of a resolution by a poll every member present in person or by proxy shall have one vote for every share of which he/she is the holder. Proxy appointments and voting instructions must be received by the Company's registrars not less than 48 hours before the general meeting.

Restrictions on the transfer of shares
There are no restrictions on the sale or transfer of ordinary shares in the Company, or on the size of a holding. The Company is not aware of any agreements between shareholders that may result in a restriction in the transfer of shares or voting rights.

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

Authority to purchase own shares

At the Company's 2025 AGM, shareholders passed a resolution authorising the purchase of up to 188,100,000 ordinary shares in the Company (representing approximately 10% of the issued ordinary shares) by way of market purchase. This authority will expire at the 2026 AGM, when a resolution to renew the authority to purchase Company shares will be submitted to shareholders. During the year, 39,500,202 ordinary shares of 14 $^{51}/_{116}$ p each (representing 2.1% of the ordinary shares in issue at 31 December 2025) were purchased by the Company for a total consideration of £1.5bn, including expenses, and subsequently transferred to be held in treasury. A further 8,838,231 shares were purchased between 2 January 2026 and the date of this report. On 4 December 2025, the Company cancelled 55,000,000 ordinary shares held in treasury. Therefore, as at 31 December 2025 there were 4,107,872 ordinary shares held in treasury, representing 0.2% of the ordinary shares in issue. The purpose of the share buyback programme is to reduce the capital of the Company.

Share issuance

At the 2025 AGM, shareholders passed a resolution authorising the Directors to issue shares for cash on a non-pre-emptive basis up to a nominal value of £13,400,000, representing approximately 5% of the Company's issued share capital, and authorising the Directors to issue up to an additional 5% of the issued share capital for cash on a non-pre-emptive basis in connection with an acquisition or specified investment. Since the 2025 AGM, no shares have been issued under this authority. The shareholder authority also permits the Directors to issue shares in order to satisfy entitlements under employee share plans and details of such allotments are described below.

During the year, 2,215,646 ordinary shares in the Company were issued in order to satisfy entitlements under employee share plans as follows: 622,993 under the UK SAYE Share Option Scheme at prices between 1,316.8p and 2,792.00p per share; 109,615 under the legacy Dutch Debenture Scheme at prices between 14.655 EUR and 19.39 EUR per share, which is satisfied by way of Company shares; 1,187,206 under executive share option schemes at prices between 1,152p and 3,402p per share; and 295,832 under the Employee Share Purchase Plan at $38.59 per share.

Substantial share interests

As at 31 December 2025, the Company had received the following notifications of interests in its share capital pursuant to Rule 5 of the Disclosure and Transparency Rules (DTRs):

	% of voting rights	Date of notification
BlackRock, Inc	9.67%	17 May 2022
Invesco Ltd.	4.99%	1 October 2019

The percentage interests stated above are as disclosed at the date on which the interests were notified to the Company and, as at the date of this report, the Company had not received any further notifications under DTR 5. These percentages do not reflect changes to the Company's total voting rights since the date of notification or any subsequent changes to share interests not notified to the Company under DTR 5 and therefore may not reflect the interests held as at 31 December 2025, or at the date of this report.

Employee Benefit Trust

As at 31 December 2025, the Employee Benefit Trust trustee held an interest in 4,891,047 ordinary shares in the Company, representing 0.3% of the issued ordinary shares. The trustee may vote or abstain from voting any shares it holds in any way it sees fit.

Other information

Disclosures required under UK Listing Rule 6.6.1

The information required by Listing Rule 6.6.1 is set out on the pages below:

Information required	Page
(1) Interest capitalised by the Group	n/a
(2) Publication of unaudited financial information	n/a
(3) Long-term incentive schemes	n/a
(4) Waiver of emoluments by a director	n/a
(5) Waiver of future emoluments by a director	n/a
(6) Non pro-rata allotments for cash (issuer)	n/a
(7) Non pro-rata allotments for cash (major subsidiaries)	n/a
(8) Parent participation in a placing by a listed subsidiary	n/a
(9) Contracts of significance	n/a
(10) Provision of services by a controlling shareholder	n/a
(11) Shareholder waiver of dividends	163
(12) Shareholder waiver of future dividends	163
(13) Agreements with controlling shareholders	n/a

Significant agreements and change of control

There are a number of borrowing agreements including credit facilities that, in the event of a change of control of RELX PLC and, in some cases, a consequential credit rating downgrade to sub-investment grade may, at the option of the lenders, require repayment and/or cancellation as appropriate. There are no arrangements between the Company and its Directors or employees providing for compensation for loss of office or employment that occurs specifically because of a takeover, merger or amalgamation with the exception of provisions in the Company's share plans which could result in options or awards vesting or becoming exercisable on a change of control. No contract existed during the year in relation to the Company's business in which any Director was materially interested.

Political donations

RELX does not make donations to UK or European Union (EU) political organisations or incur UK or EU political expenditure. In the US in 2025, RELX Inc. made contributions to state candidates, state political parties and related state organisations totalling $137,000 (2024: $198,000).

2026 AGM

The next AGM of the Company will be held at 9.30 am on Thursday, 23 April 2026 at Lexis House, 30 Farringdon Street, London EC4A 4HH.

Auditor re-appointment

Resolutions for the re-appointment of Ernst & Young LLP as auditor of the Company and to authorise the Audit Committee, on behalf of the Board, to determine the external auditor's remuneration, will be put to shareholders at the Company's 2026 AGM.

Disclosure of information to auditors

Each of the directors in office as at the date of this Annual Report confirms that:

- so far as the Director is aware, there is no relevant audit information of which the Company's auditors are unaware; and

- he/she has taken all the steps that he/she ought to have taken as a Director to make himself/herself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

Statement of Directors' responsibilities

The Directors are responsible for preparing the Annual Report and financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial year. Under that law, the Directors have prepared consolidated financial statements in accordance with UK adopted International Accounting Standards (IAS) in conformity with the requirements of the Act and IFRS accounting standards as issued by the International Accounting Standards Board.

Under company law the Directors must not approve the accounts unless they are satisfied that they give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Company and of the Group for that period.

In preparing the individual Company's financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;

- make judgements and accounting estimates that are reasonable and prudent;

- state whether UK adopted IAS in conformity with the requirements of the Act and IFRS accounting standards as issued by the International Accounting Standards Board has been followed, subject to any material departures being disclosed and explained in the financial statements; and

- prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Company will continue in business.

In preparing the Group financial statements, IAS 1 requires that Directors:

- select suitable accounting policies and then apply them consistently;

- properly select and apply accounting policies; present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;

- provide additional disclosures when compliance with the specific requirements of IFRS are insufficient to enable users to understand the impact of particular transactions or other events and conditions on the entity's financial position and financial performance; and

- make an assessment of the Group's ability to continue as a going concern.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Group and Company's transactions and disclose with reasonable accuracy at any time the financial position of the Group and the Company and enable them to ensure that the Annual Report and financial statements comply with the Act. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are also responsible for preparing a Strategic report, Directors' report, Annual report on remuneration, and Corporate governance statement in compliance with applicable laws and regulations. The Directors are responsible for the maintenance and integrity of the Company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Each of the Directors confirms that, to the best of their knowledge:

- the consolidated and parent company financial statements, prepared in accordance with UK adopted IAS in conformity with the requirements of the Act and IFRS accounting standards as issued by the International Accounting Standards Board, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group;

- the Strategic report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal and emerging risks and uncertainties that it faces; and

- the Annual Report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company's position and performance, business model and strategy.

By order of the Board

Henry Udow
Company Secretary
11 February 2026

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

Financial statements and other information

Overview

Market segments

Corporate responsibility

Financial review

Governance

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Financial review

Governance

Financial statements and other information

Consolidated income statement

FOR THE YEAR ENDED 31 DECEMBER	Note	2023 GBPm	2024 GBPm	**2025 GBPm**
Revenue	2	9,161	9,434	**9,590**
Cost of sales		(3,216)	(3,300)	**(3,233)**
Gross profit		5,945	6,134	**6,357**
Selling and distribution costs		(1,459)	(1,470)	**(1,511)**
Administration and other expenses		(1,850)	(1,846)	**(1,863)**
Share of results of joint ventures and associates		46	43	**44**
Operating profit	2, 3	2,682	2,861	**3,027**
Finance income	7	8	6	**12**
Finance costs	7	(323)	(304)	**(298)**
Net finance costs		(315)	(298)	**(286)**
Disposals and other non-operating items	8	(72)	(6)	**9**
Profit before tax		2,295	2,557	**2,750**
Current tax		(575)	(607)	**(726)**
Deferred tax		68	(6)	**54**
Tax charge	9	(507)	(613)	**(672)**
Net profit for the year		1,788	1,944	**2,078**
Attributable to:				
Shareholders		1,781	1,934	**2,065**
Non-controlling interests		7	10	**13**
Net profit for the year		1,788	1,944	**2,078**

Earnings per share

FOR THE YEAR ENDED 31 DECEMBER		2023	2024	**2025**
Basic earnings per share	10	94.1p	103.6p	**112.6p**
Diluted earnings per share	10	93.6p	103.1p	**112.0p**

Consolidated statement of comprehensive income

FOR THE YEAR ENDED 31 DECEMBER	Note	2023 GBPm	2024 GBPm	2025 GBPm
Net profit for the year		1,788	1,944	**2,078**
Items that will not be reclassified to profit or loss:				
Actuarial (losses)/gains on defined benefit pension schemes	6	(75)	43	**5**
Tax on items that will not be reclassified to profit or loss	9	19	(11)	**(3)**
Total items that will not be reclassified to profit or loss		(56)	32	**2**
Items that may be reclassified subsequently to profit or loss:				
Exchange differences on translation of foreign operations		(285)	175	**(438)**
Fair value movements on cash flow hedges	17	29	11	**55**
Transfer to profit from cash flow hedge reserve	17	18	(20)	**(36)**
Tax on items that may be reclassified to profit or loss	9	(12)	3	**(5)**
Total items that may be reclassified to profit or loss		(250)	169	**(424)**
Other comprehensive (loss)/income for the year		(306)	201	**(422)**
Total comprehensive income for the year		1,482	2,145	**1,656**
Attributable to:				
Shareholders		1,475	2,135	**1,643**
Non-controlling interests		7	10	**13**
Total comprehensive income for the year		1,482	2,145	**1,656**

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

Consolidated statement of cash flows

FOR THE YEAR ENDED 31 DECEMBER	Note	2023 GBPm	2024 GBPm	2025 GBPm
Cash flows from operating activities				
Cash generated from operations	11	3,370	3,521	**3,735**
Interest paid (including lease interest)		(303)	(257)	**(274)**
Interest received		9	6	**13**
Tax paid (net)		(619)	(662)	**(638)**
Net cash from operating activities		2,457	2,608	**2,836**
Cash flows from investing activities				
Acquisitions	11	(124)	(170)	**(260)**
Purchases of property, plant and equipment	16	(30)	(20)	**(21)**
Expenditure on internally developed intangible assets	14	(447)	(464)	**(504)**
Purchase of investments		(8)	(4)	**(42)**
Proceeds from disposals of property, plant and equipment		7	-	**-**
Gross proceeds from business disposals and sale of investments		21	74	**30**
Payments on business disposals		(9)	(28)	**(13)**
Dividends received from joint ventures and associates		21	37	**40**
Net cash used in investing activities		(569)	(575)	**(770)**
Cash flows from financing activities				
Dividends paid to shareholders	13	(1,059)	(1,121)	**(1,181)**
Distributions to non-controlling interests		(7)	(9)	**(15)**
Increase in short-term bank loans, overdrafts and commercial paper	11	84	461	**232**
Issuance of term debt	11	651	711	**1,125**
Repayment of term debt	11	(847)	(1,017)	**(621)**
Repayment of leases	11	(72)	(63)	**(40)**
Receipts in respect of subleases	11	2	2	**2**
Acquisition of non-controlling interest		-	(1)	**(19)**
Repurchase of ordinary shares	23	(800)	(1,000)	**(1,500)**
Purchase of shares by Employee Benefit Trust	23	(50)	(75)	**(76)**
Proceeds on issue of ordinary shares		41	47	**42**
Net cash used in financing activities		(2,057)	(2,065)	**(2,051)**
(Decrease)/increase in cash and cash equivalents	11	(169)	(32)	**15**
Movement in cash and cash equivalents				
At start of year		334	155	**119**
(Decrease)/increase in cash and cash equivalents		(169)	(32)	**15**
Exchange translation differences		(10)	(4)	**(3)**
At end of year		155	119	**131**

Consolidated statement of financial position

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements
and other information

AS AT 31 DECEMBER	Note	2024 GBPm	2025 GBPm
Non-current assets			
Goodwill	14	8,216	**7,930**
Intangible assets	14	3,164	**3,072**
Investments in joint ventures and associates	15	169	**164**
Other investments	15	92	**131**
Property, plant and equipment	16	82	**72**
Right-of-use assets	22	89	**87**
Other receivables		16	**7**
Deferred tax assets	9	84	**75**
Net pension assets	6	186	**197**
Derivative financial instruments	17	39	**62**
		12,137	**11,797**
Current assets			
Inventories and pre-publication costs	18	331	**311**
Trade and other receivables	19	2,511	**2,468**
Derivative financial instruments	17	35	**50**
Cash and cash equivalents	11	119	**131**
		2,996	**2,960**
Total assets		15,133	**14,757**
Current liabilities			
Trade and other payables	20	4,122	**4,268**
Derivative financial instruments	17	59	**7**
Debt	21	1,412	**1,571**
Taxation	9	119	**153**
Provisions		6	**2**
		5,718	**6,001**
Non-current liabilities			
Derivative financial instruments	17	126	**104**
Debt	21	5,132	**5,696**
Deferred tax liabilities	9	473	**405**
Net pension obligations	6	165	**154**
Other payables		13	**1**
Provisions		2	**6**
		5,911	**6,366**
Total liabilities		11,629	**12,367**
Net assets		3,504	**2,390**
Capital and reserves			
Share capital	23	272	**264**
Share premium		1,605	**1,647**
Shares held in treasury	23	(722)	**(406)**
Translation reserve		567	**129**
Other reserves	24	1,759	**732**
Shareholders' equity		3,481	**2,366**
Non-controlling interests		23	**24**
Total equity		3,504	**2,390**

The consolidated financial statements were approved by the Board of Directors and authorised for issue on 11 February 2026. They were signed on its behalf by:

N L Luff
Chief Financial Officer

Consolidated statement of changes in equity

	Note	Share capital GBPm	Share premium GBPm	Shares held in treasury GBPm	Translation reserve GBPm	Other reserves GBPm	Shareholders' equity GBPm	Non-controlling interests GBPm	Total equity GBPm
Balance at 1 January 2023		279	1,517	(414)	677	1,717	3,776	(22)	3,754
Total comprehensive income for the year		-	-	-	(285)	1,760	1,475	7	1,482
Dividends paid	13	-	-	-	-	(1,059)	(1,059)	(7)	(1,066)
Issue of ordinary shares, net of expenses	23	-	41	-	-	-	41	-	41
Repurchase of ordinary shares		-	-	(800)	-	-	(800)	-	(800)
Purchase of shares by the employee benefit trust	23	-	-	(50)	-	-	(50)	-	(50)
Cancellation of shares	23	(4)	-	677	-	(673)	-	-	-
Increase in share based remuneration reserve (including tax)		-	-	-	-	77	77	-	77
Settlement of share awards		-	-	34	-	(34)	-	-	-
Exchange differences on translation of capital and reserves		-	-	-	-	-	-	1	1
Balance at 1 January 2024		275	1,558	(553)	392	1,788	3,460	(21)	3,439
Total comprehensive income for the year		-	-	-	175	1,960	2,135	10	2,145
Dividends paid	13	-	-	-	-	(1,121)	(1,121)	(9)	(1,130)
Issue of ordinary shares, net of expenses	23	-	47	-	-	-	47	-	47
Repurchase of ordinary shares		-	-	(1,000)	-	-	(1,000)	-	(1,000)
Purchase of shares by the employee benefit trust	23	-	-	(75)	-	-	(75)	-	(75)
Cancellation of shares	23	(3)	-	853	-	(850)	-	-	-
Increase in share based remuneration reserve (including tax)		-	-	-	-	79	79	-	79
Settlement of share awards		-	-	53	-	(53)	-	-	-
Acquisition of non-controlling interest		-	-	-	-	(44)	(44)	43	(1)
Balance at 1 January 2025		**272**	**1,605**	**(722)**	**567**	**1,759**	**3,481**	**23**	**3,504**
Total comprehensive income for the year		-	-	-	(438)	2,081	1,643	13	1,656
Dividends paid	13	-	-	-	-	(1,181)	(1,181)	(15)	(1,196)
Issue of ordinary shares, net of expenses	23	-	42	-	-	-	42	-	42
Repurchase of ordinary shares		-	-	(1,600)	-	-	(1,600)	-	(1,600)
Purchase of shares by the employee benefit trust	23	-	-	(76)	-	-	(76)	-	(76)
Cancellation of shares	24	(8)	-	1,930	-	(1,922)	-	-	-
Increase in share based remuneration reserve (including tax)		-	-	-	-	79	79	-	79
Settlement of share awards		-	-	62	-	(62)	-	-	-
Acquisition of non-controlling interest		-	-	-	-	(22)	(22)	3	(19)
Balance at 31 December 2025		**264**	**1,647**	**(406)**	**129**	**732**	**2,366**	**24**	**2,390**

Notes to the consolidated financial statements

for the year ended 31 December 2025

1 Basis of preparation and accounting policies

The shares of RELX PLC are traded on the London, Amsterdam and New York stock exchanges. RELX PLC and its subsidiaries, joint ventures and associates are together known as 'RELX'. In preparing the consolidated financial statements, subsidiaries are accounted for under the acquisition method and investments in joint ventures and associates are accounted for under the equity method. All intra-group transactions and balances are eliminated.

On acquisition of a subsidiary, or interest in a joint venture or associate, fair values, reflecting conditions at the date of acquisition, are attributed to the net assets, including identifiable intangible assets acquired. Adjustments are made to bring accounting policies into line with those of the Group. The results of subsidiaries sold or acquired are included in the consolidated financial statements up to or from the date that control passes from or to the Group. Non-controlling interests in the net assets of the Group are identified separately from shareholders' equity. Non-controlling interests consist of the amount of those interests at the date of the original acquisition and the non-controlling share of changes in equity since the date of acquisition. Acquisition of non-controlling interests represents the acquisition of minority interest holdings in subsidiaries already controlled by the Group.

The directors of RELX PLC, having made appropriate enquiries, consider that adequate resources exist for the Group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the consolidated financial information for the year ended 31 December 2025. As part of the going concern assessment the directors considered the sufficiency of the Group's liquidity resources, including committed credit facilities, over the 18 month period to 30 June 2027. Please refer to page 77 for further disclosure in respect of going concern.

In preparing the Group financial statements management has considered the impact of climate change, taking into account the relevant disclosures in the Strategic Report, including those made in accordance with the recommendations of the Taskforce on Climate-related Financial Disclosure. This included an assessment of assets with indefinite and long lives and how they could be impacted by measures taken to address global warming. Recognising that the Group's operations, and the use of the Group's products, have a relatively low environmental impact, no issues were identified that would impact the carrying values of such assets or have any other material impact on the financial statements.

Accounting policies

The Group's consolidated financial statements are prepared in accordance with UK adopted International Accounting Standards in conformity with the requirements of the Companies Act 2006 and IFRS accounting standards as issued by the International Accounting Standards Board. The accounting policies under IFRS are included in the relevant notes to the consolidated financial statements. The accounting policies below are applied throughout the financial statements and are unchanged from those applied in preparing the consolidated financial statements for the year ended 31 December 2024.

Foreign exchange translation

The consolidated financial statements are presented in pound sterling. Unless otherwise stated, all amounts in the financial statements are in millions of pounds. Differences in subtotals in the financial statements may arise due to rounding adjustments applied during calculations. The symbols GBP and £ used throughout the financial statements relate to pound sterling. Summary consolidated financial information presented on pages 196 and 197 shows a simple translation of the Group's consolidated financial statements into US dollars and do not form part of these financial statements.

Transactions in foreign currencies are recorded at the rate of exchange prevailing on the date of the transaction. Non-monetary assets and liabilities that are measured at historical cost in foreign currencies are translated using the exchange rate at the date of the transaction. At each statement of financial position date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the statement of financial position date. Exchange differences arising are recorded in the income statement other than where hedge accounting applies, as set out on pages 169 to 175.

Assets and liabilities of foreign operations are translated at exchange rates prevailing on the statement of financial position date. Income and expense items and cash flows of foreign operations are translated at the average exchange rate for the period. Significant individual items of income and expense and cash flows in foreign operations are translated at the rate prevailing on the date of transaction.

Exchange differences arising are classified as equity and transferred to the translation reserve. When foreign operations are disposed of, the related cumulative translation differences are recognised within the income statement in the period. The Group uses derivative financial instruments, primarily forward contracts, to hedge its exposure to certain foreign exchange risks. Details of the Group's accounting policies in respect of derivative financial instruments are set out on page 169.

Critical judgements and key sources of estimation uncertainty

The preparation of financial statements requires management to make judgements and estimates in the application of accounting policies used to report the financial position, results and cash flows of the Group. The actual outcome may differ to these estimates.

The critical judgements and key sources of estimation uncertainty are summarised below. Key sources of estimation uncertainty are significant accounting estimates with a significant risk of a material change to the carrying value of assets and liabilities within the next year. Further detail is provided in the notes to the financial statements as referenced.

Critical judgements

- Capitalisation of development spend: assessing the potential value of a development project, determining the costs which are eligible for capitalisation, the selection of appropriate asset lives and the estimates relating to future cash flows and discount rates used in calculating the value in use in impairment assessments (see note 14)

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

1 Basis of preparation and accounting policies (continued)

Key sources of estimation uncertainty
- Defined benefit pension obligation: determining an appropriate rate at which the future pension payments are discounted, mortality and inflation assumptions (see note 6)

Other areas of judgement and accounting estimates
The consolidated financial statements include other areas of judgement and accounting estimates. These include:

- Taxation: The valuation of provisions related to uncertain tax positions involves estimation (see note 9)
- Goodwill: The assessment of the carrying value of goodwill requires management judgement and estimation to determine the recoverable amount of the businesses (see note 14)
- Acquired intangible assets: Judgement is involved in identification of separate intangible assets on acquisition and estimation is required to determine future cashflows and discount rates used in the valuation (see note 14)

Standards and amendments effective for the year
The following accounting standards and amendments were adopted during the year and had no significant impact on the Group's accounting policies or reporting:

- Amendment to IAS 21 *The Effects of Changes in Foreign Exchange Rates* – Lack of Exchangeability

Standards, amendments and interpretations not yet effective
The following amendments and interpretations will become effective for the 2026 financial year. These are not expected to have a significant impact on the accounting policies and reporting:

- Amendment to IFRS 9 and IFRS 7 *Contract Referencing Nature-dependent Electricity*
- Annual improvements to IFRS Accounting Standards – Volume 11

The following amendments and interpretations will become effective for the 2027 financial year. Management are in the process of assessing the impact on the accounting policies and reporting:

- IFRS 18 – *Presentation and Disclosure in Financial Statements* was issued in 2024
- IFRS 19 – *Subsidiaries without Public Accountability: Disclosures* was issued in 2024
- Amendments to IFRS 9 and IFRS 7 for the classification and measurement of financial instruments

Business area reporting changes
From 2025, as described on page 66, revenue and profit for print and print-related activities are managed and reported separately from the four business areas. Consequently Risk, Scientific, Technical & Medical and Legal now exclude print and print-related activities, consistent with financial information provided to the Board.

Also, a small portfolio of commercial healthcare products, previously reported by Scientific, Technical & Medical, is now reported entirely in Risk. Accordingly revenue, together with some associated profit, previously reported in Scientific, Technical & Medical, is now reported in Risk.

Comparative figures have been restated as if the business areas had operated on this basis in the prior periods. The table below shows the reconciliation of revenue and adjusted operating profit as reported for the year ended 31 December 2024 and 31 December 2023 to the restated amounts.

YEAR ENDED 31 DECEMBER 2024		Print &		
	As	print -	Commercial	
	reported	related	healthcare	Restated
Revenue	GBPm	GBPm	GBPm	GBPm
Risk	3,245	(7)	98	3,336
Scientific, Technical & Medical	3,051	(329)	(98)	2,624
Legal	1,899	(181)	-	1,718
Exhibitions	1,239	-	-	1,239
Print & print-related activities	-	517	-	517
Total revenue	9,434	-	-	9,434

Adjusted operating profit				
Risk	1,228	(4)	9	1,233
Scientific, Technical & Medical	1,172	(182)	(9)	981
Legal	412	(31)	-	381
Exhibitions	398	-	-	398
Print & print-related activities	-	217	-	217
Unallocated central costs	(11)	-	-	(11)
Total adjusted operating profit	3,199	-	-	3,199

1 Basis of preparation and accounting policies (continued)

YEAR ENDED 31 DECEMBER 2023

Revenue

	As reported GBPm	Print & print - related GBPm	Commercial healthcare GBPm	Restated GBPm
Risk	3,133	(9)	100	3,224
Scientific, Technical & Medical	3,062	(381)	(100)	2,581
Legal	1,851	(196)	-	1,655
Exhibitions	1,115	-	-	1,115
Print & print-related activities	-	586	-	586
Total revenue	9,161	-	-	9,161

Adjusted operating profit

Risk	1,165	(5)	10	1,170
Scientific, Technical & Medical	1,165	(215)	(10)	940
Legal	393	(33)	-	360
Exhibitions	319	-	-	319
Print & print-related activities	-	253	-	253
Unallocated central costs	(12)	-	-	(12)
Total adjusted operating profit	3,030	-	-	3,030

2 Revenue, operating profit and segment analysis

Accounting policy

The Group's reported segments are based on the internal reporting structure and financial information provided to the Board.

Adjusted operating profit is the key segmental profit measure used by the Group in assessing performance. Adjusted operating profit is reconciled to operating profit on page 148.

Revenue arises from the provision of products and services under contracts with customers. In all cases, revenue is recognised to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, and is recognised when the customer obtains control of the goods or service.

Revenue is stated at the transaction price, which includes allowance for anticipated discounts and returns and excludes customer sales taxes and other amounts to be collected on behalf of third-parties.

Where the goods or services promised within a contract are distinct, they are identified as separate performance obligations and are accounted for separately.

Where separate performance obligations are identified, total revenue is allocated on the basis of relative standalone selling prices or management's best estimate of relative value where standalone selling prices do not exist. Management estimates may include a cost-plus method or comparable product approach, but must be supported by objective evidence. A residual approach may be applied where it is not possible to derive a reliable management estimate for a specific component.

Our subscription and exhibition related revenue streams generally require payment in advance of the service being provided. Payment terms offered to customers are in line with the standard in the markets and geographies we operate in, and contracts do not contain significant financing components. Contracts for our transactional electronic revenue streams generally have payments that vary with volume of usage. Other than that, our contracts do not involve variable consideration.

Revenue is recognised for the various categories as follows:

- Subscriptions – revenue comprises income derived from the periodic distribution or update of a product. Subscription revenue is generally invoiced in advance and recognised systematically over the period of the subscription. Recognition is either on a straight-line basis where the transaction involves the transfer of goods and services to the customer in a consistent manner over a specific period of time; or based on the value received by the customer where the goods and services are not delivered in a consistent manner
- Transactional – revenue is recognised when control of the product is passed to the customer or the service has been performed. For exhibitions, revenue primarily comprises income from exhibitors and attendees at exhibitions. Exhibition revenue is recognised on occurrence of the exhibition

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

2 Revenue, operating profit and segment analysis (continued)

RELX is a global provider of information-based analytics and decision tools for professional and business customers. RELX operates in four business areas: Risk provides customers with information-based analytics and decision tools that combine public and industry-specific content with advanced technology and algorithms to assist them in evaluating and predicting risk and enhancing operational efficiency; Scientific, Technical & Medical helps advance science and healthcare by combining high-quality, trusted scientific and medical information and data sets with innovative technologies to deliver critical insights that support better outcomes; Legal helps its customers improve decision-making, achieve better outcomes and increase productivity by providing tools that combine legal, regulatory and business information with powerful analytics; and Exhibitions combines industry expertise, digital tools, and data to help customers connect in-person and online, discover new markets, source products, generate leads, and transact.

RELX's reported segments are based on the internal reporting structure and financial information provided to the Board, considered to be the Chief Operating Decision Maker. Prior period figures have been restated for the business area changes detailed in note 1, with print and print-related now a separate reported segment.

ANALYSIS BY REPORTED SEGMENT	Revenue			Adjusted operating profit		
	Restated 2023 GBPm	Restated 2024 GBPm	**2025 GBPm**	Restated 2023 GBPm	Restated 2024 GBPm	**2025 GBPm**
Risk	3,224	3,336	**3,485**	1,170	1,233	**1,305**
Scientific, Technical & Medical	2,581	2,624	**2,714**	940	981	**1,035**
Legal	1,655	1,718	**1,806**	360	381	**415**
Exhibitions	1,115	1,239	**1,186**	319	398	**410**
Print & print-related activities	586	517	**399**	253	217	**185**
Sub-total	9,161	9,434	**9,590**	3,042	3,210	**3,350**
Unallocated central costs	-	-	**-**	(12)	(11)	**(8)**
Total	**9,161**	**9,434**	**9,590**	**3,030**	**3,199**	**3,342**

The share of post-tax results of joint ventures and associates included in operating profit was £44m (2024: £43m; 2023: £46m). This comprised of profit/(loss) relating to Risk of £(1)m (2024: nil; 2023: £(1)m), Scientific, Technical & Medical £1m (2024: nil; 2023: nil), Legal £6m (2024: £7m; 2023: £10m) and Exhibitions £38m (2024: £36m; 2023: £37m).

2023	Risk Restated GBPm	Scientific, Technical & Medical Restated GBPm	Legal Restated GBPm	Exhibitions GBPm	Print & print-related activities Restated GBPm	Total Restated GBPm
Revenue by geographical market						
North America	2,573	1,108	1,146	217	342	5,386
Europe*	423	593	334	427	131	1,908
Rest of world	228	880	175	471	113	1,867
Total revenue	3,224	2,581	1,655	1,115	586	9,161
Revenue by format						
Electronic	3,210	2,574	1,646	85	-	7,515
Face-to-face	14	7	9	1,030	-	1,060
Print	-	-	-	-	586	586
Total revenue	3,224	2,581	1,655	1,115	586	9,161
Revenue by type						
Subscriptions	1,330	2,107	1,363	-	176	4,976
Transactional	1,894	474	292	1,115	410	4,185
Total revenue	3,224	2,581	1,655	1,115	586	9,161

2 Revenue, operating profit and segment analysis (continued)

2024

	Risk Restated GBPm	Scientific, Technical & Medical Restated GBPm	Legal Restated GBPm	Exhibitions GBPm	Print & print-related activities Restated GBPm	Total Restated GBPm
Revenue by geographical market						
North America	2,658	1,126	1,188	231	292	5,495
Europe*	439	603	351	527	105	2,025
Rest of world	239	895	179	481	120	1,914
Total revenue	3,336	2,624	1,718	1,239	517	9,434
Revenue by format						
Electronic	3,320	2,618	1,707	83	-	7,728
Face-to-face	16	6	11	1,156	-	1,189
Print	-	-	-	-	517	517
Total revenue	3,336	2,624	1,718	1,239	517	9,434
Revenue by type						
Subscriptions	1,329	2,110	1,432	-	154	5,025
Transactional	2,007	514	286	1,239	363	4,409
Total revenue	3,336	2,624	1,718	1,239	517	9,434

2025

	Risk GBPm	Scientific, Technical & Medical GBPm	Legal GBPm	Exhibitions GBPm	Print & print-related activities GBPm	Total GBPm
Revenue by geographical market						
North America	2,749	1,161	1,229	237	219	5,595
Europe*	469	619	391	424	97	2,000
Rest of world	267	934	186	525	83	1,995
Total revenue	3,485	2,714	1,806	1,186	399	9,590
Revenue by format						
Electronic	3,475	2,707	1,794	94	-	8,070
Face-to-face	10	7	12	1,092	-	1,121
Print	-	-	-	-	399	399
Total revenue	3,485	2,714	1,806	1,186	399	9,590
Revenue by type						
Subscriptions	1,363	2,168	1,527	-	132	5,190
Transactional	2,122	546	279	1,186	267	4,400
Total revenue	3,485	2,714	1,806	1,186	399	9,590

* Europe includes revenue of £634m from the United Kingdom (2024: £613m; 2023: £602m).

Over half of RELX's revenue comes from subscription arrangements, and revenue for these is generally recognised on a straight-line basis over the time period covered by the agreement, in line with the provision of services.

There are a number of multi-year contracts, mainly in Risk, where revenue is recognised on the achievement of delivery milestones or other specified performance obligations. As at 31 December 2025, the aggregate amount of the transaction price of such contracts which relates to performance obligations which have not yet been delivered was approximately £35m (2024: £55m). It is expected that revenue will be recognised in relation to this amount over the next two years.

ANALYSIS OF REVENUE BY GEOGRAPHICAL ORIGIN	2023 GBPm	2024 GBPm	2025 GBPm
North America	5,325	5,461	5,551
Europe	3,117	3,270	3,305
Rest of world	719	703	734
Total	9,161	9,434	9,590

Revenue by geographical origin from the United Kingdom in 2025 was £1,836m (2024: £1,789m; 2023: £1,703m).

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

2 Revenue, operating profit and segment analysis (continued)

ANALYSIS BY REPORTED SEGMENT	Expenditure on acquired goodwill and intangible assets			Capital expenditure additions			Amortisation of acquired intangible assets			Total depreciation and other amortisation		
	Restated 2023 GBPm	Restated 2024 GBPm	**2025 GBPm**	Restated 2023 GBPm	Restated 2024 GBPm	**2025 GBPm**	Restated 2023 GBPm	Restated 2024 GBPm	**2025 GBPm**	Restated 2023 GBPm	Restated 2024 GBPm	**2025 GBPm**
Risk	79	-	**249**	139	148	**156**	194	184	**175**	92	99	**102**
Scientific, Technical & Medical	3	8	**5**	107	103	**116**	59	44	**39**	133	123	**124**
Legal	42	145	**-**	193	203	**225**	11	15	**20**	242	252	**239**
Exhibitions	8	65	**20**	37	29	**27**	16	15	**14**	39	45	**34**
Print & print-related activities	-	-	**-**	1	1	**1**	-	-	**-**	8	6	**5**
Total	132	218	**274**	477	484	**525**	280	258	**248**	514	525	**504**

Capital expenditure comprises additions to property, plant and equipment and internally developed intangible assets.

Depreciation and other amortisation includes depreciation on property, plant and equipment and right-of-use assets and amortisation of internally developed intangible assets and pre-publication costs.

ANALYSIS OF NON-CURRENT ASSETS BY GEOGRAPHICAL LOCATION	2024 GBPm	**2025 GBPm**
North America	9,131	**8,545**
Europe	2,259	**2,459**
Rest of world	438	**459**
Total	11,828	**11,463**

Non-current assets held in the United Kingdom totalled £1,503m (2024: £1,242m; 2023: £1,209m). Non-current assets by geographical location exclude amounts relating to deferred tax, pension assets and derivative financial instruments.

Operating profit is reconciled to adjusted operating profit as follows:

RECONCILIATION OF OPERATING PROFIT TO ADJUSTED OPERATING PROFIT	2023 GBPm	2024 GBPm	**2025 GBPm**
Operating profit	2,682	2,861	**3,027**
Adjustments:			
Amortisation of acquired intangible assets	280	258	**248**
Acquisition and disposal related items	56	69	**54**
Reclassification of tax in joint ventures and associates	12	12	**14**
Reclassification of finance income in joint ventures and associates	-	(1)	**(1)**
Adjusted operating profit	3,030	3,199	**3,342**

3 Operating expenses

Operating profit is stated after charging the following:

	Note	2023 GBPm	2024 GBPm	2025 GBPm
Total staff costs	5	3,108	3,120	**3,175**
Depreciation and amortisation				
Amortisation of acquired intangible assets	14	279	258	**248**
Share of joint ventures and associates' amortisation of acquired intangible assets		1	-	**-**
Amortisation of acquired intangible assets including joint ventures and associates' share		280	258	**248**
Amortisation of internally developed intangible assets	14	330	364	**352**
Depreciation of property, plant and equipment	16	43	34	**26**
Depreciation of right-of-use assets		65	50	**37**
Amortisation of pre-publication costs		76	77	**89**
Total depreciation and other amortisation	2	514	525	**504**
Total depreciation and amortisation (including amortisation of acquired intangibles)		794	783	**752**
Other expenses				
Cost of sales including pre-publication costs and inventory expenses		3,216	3,300	**3,233**
Short-term and low value lease expenses		18	16	**15**

The amortisation of acquired intangible assets is included within administration and other expenses. The amortisation of internally generated intangible assets is included within cost of sales, selling and distribution costs and administration and other expenses.

4 Auditor's remuneration

	2023 GBPm	2024 GBPm	2025 GBPm
Auditor's remuneration			
Payable to the auditors of RELX PLC	0.9	0.9	**0.9**
Payable to the auditors of the Group's subsidiaries	8.0	7.5	**7.8**
Audit services	8.9	8.4	**8.7**
Audit-related assurance services	0.5	0.4	**0.3**
Other assurance services	0.2	0.5	**0.7**
Total auditor's remuneration	9.6	9.3	**9.7**

The previously reported 2024 fees paid to EY for audit services have been revised to include final fees for statutory audits which took place subsequent to the audit of the RELX consolidated financial statements.

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

5 Personnel

> **Accounting policy**
> *Share based remuneration*
> The fair value of share based remuneration is determined at the date of grant and recognised as an expense in the income statement on a straight-line basis over the vesting period, taking account of the estimated number of shares that are expected to vest. Market based performance criteria are taken into account when determining the fair value at the date of grant. Non-market based performance criteria are taken into account when estimating the number of shares expected to vest. The fair value of share based remuneration is determined by use of a binomial or Monte Carlo simulation model as appropriate. All of the Group's share based remuneration is equity settled.

	2023 GBPm	2024 GBPm	2025 GBPm
Staff costs			
Wages and salaries	2,636	2,630	**2,679**
Social security costs	274	280	**288**
Pensions	142	144	**145**
Share based remuneration	56	66	**63**
Total staff costs	3,108	3,120	**3,175**

Staff costs above exclude cost of contractors and employer costs of benefits provided to employees but include amounts that are capitalised as part of capitalised development spend. The Group provides a number of share based remuneration schemes to directors and employees. The principal share based remuneration schemes are the Executive Share Option Schemes (ESOS), the Long-Term Incentive Plan (LTIP) and the Retention Share Plan (RSP). Share options granted under ESOS are exercisable after three years and up to ten years from the date of grant at a price equivalent to the market value of the shares at the date of grant. Conditional shares granted under LTIP and RSP are exercisable after three years for nil consideration if conditions are met. Other awards principally relate to all employee share based saving schemes in the UK, the US and the Netherlands. Further details are provided in the Remuneration Report on pages 100 to 120.

NUMBER OF PEOPLE EMPLOYED: FULL-TIME EQUIVALENTS*	At 31 December			Average during the year		
	Restated 2023	Restated 2024	**2025**	Restated 2023	Restated 2024	**2025**
Reported segment						
Risk	11,100	11,000	**11,800**	10,900	11,000	**11,400**
Scientific, Technical & Medical	9,400	9,600	**9,700**	9,500	9,500	**9,700**
Legal	11,500	11,600	**11,900**	11,600	11,600	**11,800**
Exhibitions	3,500	3,300	**3,400**	3,500	3,500	**3,300**
Print & print-related activities	400	300	**200**	400	300	**200**
Sub-total	35,900	35,800	**37,000**	35,900	35,900	**36,400**
Corporate/shared functions	600	600	**600**	600	600	**600**
Total	36,500	36,400	**37,600**	36,500	36,500	**37,000**
Geographical location						
North America	14,600	14,200	**14,200**	14,700	14,500	**14,300**
Europe	10,000	9,300	**9,200**	9,900	9,600	**9,200**
Rest of world	11,900	12,900	**14,200**	11,900	12,400	**13,500**
Total	36,500	36,400	**37,600**	36,500	36,500	**37,000**

* Reported to the nearest 100.

Refer to note 1 for further details of the restated numbers disclosed.

The number of UK full-time equivalents as at 31 December 2025 was 5,500 (2024: 5,600; 2023: 6,000) and the average during the year was 5,500 (2024: 5,700; 2023: 5,900).

6 Pension schemes

Accounting policy

The expense of defined benefit pension schemes and other post-retirement employee benefits is determined using the projected unit credit method and charged in the income statement as an operating expense, based on actuarial assumptions reflecting market conditions at the beginning of the financial year. Actuarial gains and losses are recognised in full in the statement of comprehensive income in the period in which they occur.

Past service costs and credits are recognised immediately at the earlier of when plan amendments or curtailments occur and when related restructuring costs or termination benefits are recognised. Settlements are recognised when they occur.

Net pension obligations in respect of defined benefit schemes are included in the statement of financial position at the present value of scheme liabilities, less the fair value of scheme assets. Where schemes are in surplus, i.e. assets exceed liabilities, the net pension assets are separately included in the statement of financial position. Any net pension asset is limited to the extent that the asset is recoverable.

The expense of defined contribution pension schemes and other employee benefits is charged in the income statement as incurred.

At 31 December 2025, the Group operates defined benefit pension schemes in the UK and the US. These schemes require management to exercise judgement in: estimating the ultimate cost of providing post-employment benefits, especially given the length of each scheme's liabilities and; for funded schemes in an accounting surplus position, whether the surplus can be recognised.

Key source of estimation uncertainty
Accounting for defined benefit pension schemes involves judgement and estimation about uncertain events, including the life expectancy of the members, inflation and the rate at which the future pension payments are discounted. Estimates for these factors are used in determining the pension cost and liabilities reported in the financial statements. The estimates made around future developments of each of the critical assumptions are made in conjunction with independent actuaries. Each scheme is subject to a periodic review by independent actuaries. The discount rate, inflation rate and mortality assumptions may have a material effect in determining the defined benefit pension obligation and costs which are reported in the financial statements. Information regarding the more significant assumptions used for valuation is provided below, together with a sensitivity analysis.

A number of pension schemes are operated around the world. The largest funded defined benefit schemes as at 31 December 2025 were in the UK and the US, and are summarised below. In addition, there are a number of smaller unfunded schemes in the UK and the US.

Major defined benefit schemes in place at 31 December 2025
The UK scheme is a final salary scheme and is closed to new hires. Members accrue a portion of their final pensionable earnings based on the number of years of service. The US scheme is a cash balance scheme and was closed to future accruals effective 1 January 2019. During 2025, it was announced that the UK defined benefit scheme will close to future accrual of benefits with effect from 28 February 2027 resulting in a £5m charge to operating profit in the year.

Each of the major defined benefit schemes is administered by a separate fund that is legally separated from the Group. The trustees of the pension funds in the UK and plan fiduciaries of the US scheme are required by law to act in the interest of the funds' beneficiaries.

In the UK, the trustees of the pension fund are responsible for the investment policy with regard to the assets of the fund. The board of trustees consists of an equal number of company-appointed and member-nominated Directors. In the US, the fiduciary duties for the scheme are allocated between committees which are staffed by senior employees of the Group; the investment committee has the primary responsibility for the investment and management of plan assets. The funding of the Group's major schemes reflects the different rules within each jurisdiction.

In the UK, the level of funding is determined by statutory triennial actuarial valuations in accordance with pensions legislation. Where the scheme falls below 100% funded status, the Group and the scheme trustees must agree on how the deficit is to be remedied. The UK Pensions Regulator has significant powers and sets out in codes and guidance the parameters for scheme funding. RELX provides a guarantee in respect of scheme liabilities up to a maximum amount whereby debt is calculated under Section 75 of the Pensions Act 1995. No liability has been recognised in respect of this guarantee as any possibility of triggering Section 75 is considered remote and RELX expect the scheme to continue operating with more than sufficient liquidity to meet liabilities as they fall due for the foreseeable future.

The Group and the trustees of the UK scheme finalised the 2024 triennial valuation in the first half of 2025 and no deficit funding contributions to the scheme are required in the period 2025 to 2027.

The US scheme has an annual statutory valuation which forms the basis for establishing the employer contribution each year (subject to ERISA and IRS minimums). Should the statutory funded status fall to below 100%, the US Pension Protection Act requires the deficit to be rectified with additional contributions over a seven-year period. The US scheme's funded status is in excess of 100%.

In 2025, the Group entered into a pension settlement transaction on behalf of around 2,200 pensioners participating in the US defined benefit pension scheme. £136m of pension assets were transferred on settlement. The associated accounting liability transferred was £140m resulting in a £4m credit to operating profit.

Employer cash contributions to defined benefit pension schemes in respect of 2026 are expected to be approximately £2m.

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

6 Pension schemes (continued)

The pension expense (excluding interest amounts) recognised in the income statement consists of:

	2023 GBPm	2024 GBPm	**2025 GBPm**
Defined benefit pension expense	5	4	**3**
Defined contribution pension expense	137	140	**142**
Total	142	144	**145**

All of the pension expense is recognised within operating profit.

The amounts recognised in the income statement in respect of defined benefit pension schemes during the year are presented by major scheme as follows:

	2023			2024			**2025**		
	UK GBPm	US GBPm	Total GBPm	UK GBPm	US GBPm	Total GBPm	**UK GBPm**	**US GBPm**	**Total GBPm**
Service cost	2	3	5	1	3	4	**-**	**2**	**2**
Past service cost/(settlement credit)	-	-	-	-	-	-	**5**	**(4)**	**1**
Defined benefit pension expense	2	3	5	1	3	4	**5**	**(2)**	**3**
Net interest on net defined benefit pension balance	1	-	1	-	1	1	**(3)**	**-**	**(3)**
Net defined benefit pension expense/(credit)	3	3	6	1	4	5	**2**	**(2)**	**-**

In 2025, the past service cost relates to the closure of the UK pension scheme to accrual from 28 February 2027 and the settlement credit relates to the US annuity purchase.

Net interest on the net defined benefit pension balance is presented within net finance costs in the income statement. The net defined benefit pension expense for each year is based on the assumptions and scheme valuations set at 31 December of the prior year.

The significant valuation assumptions, determined for each major scheme in conjunction with the respective independent actuaries, are presented below.

AS AT 31 DECEMBER	2023		2024		**2025**	
	UK	US	UK	US	**UK**	**US**
Discount rate	4.60%	5.05%	5.55%	5.55%	**5.60 %**	**5.25 %**
Inflation	3.05%	2.50%	3.15%	2.50%	**2.90 %**	**2.50 %**

Discount rates are set by reference to high-quality corporate bond yields of a currency and a term consistent with the Group's pension schemes. High quality corporate bonds are those for which at least one of the main ratings agencies in a given region considers to be AA-rated (or equivalent).

For the UK, future price inflation, as measured by the Retail Prices Index (RPI), has been derived with regard to the term of pension liabilities, the inflation implied by redemption yields on fixed interest and index-linked gilts and allowing for inflation risk premium. The price inflation assumptions allow for the expected impact of RPI reform, in particular expectations that future levels of RPI and CPI will be broadly aligned after 2030. For the US, inflation is based on the statutory limits on compensation and benefits.

Mortality assumptions make allowance for future improvements in longevity and have been determined by reference to applicable mortality statistics. Future improvements for the year ended 31 December 2025 for the UK are in line with the CMI 2024 Core Projections Model, with a long-term rate of improvement of 1.5 per cent p.a., and for the US are in line with the Mortality Improvements Scale MP-2021 developed by the Retirement Plans Experience Committee of the Society of Actuaries. The average life expectancy assumptions are set out below:

AS AT 31 DECEMBER 2023	Male average life expectancy		Female average life expectancy	
	UK	US	UK	US
Member currently aged 60 years	85	86	88	88
Member currently aged 45 years	86	86	90	89

AS AT 31 DECEMBER 2024	Male average life expectancy		Female average life expectancy	
	UK	US	UK	US
Member currently aged 60 years	85	86	89	88
Member currently aged 45 years	86	86	90	89

AS AT 31 DECEMBER 2025	Male average life expectancy		Female average life expectancy	
	UK	US	UK	US
Member currently aged 60 years	85	86	89	88
Member currently aged 45 years	87	87	90	89

6 Pension schemes (continued)

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the year and the movements during the year were as follows:

	2024			2025		
	UK GBPm	US GBPm	Total GBPm	UK GBPm	US GBPm	Total GBPm
Defined benefit obligation						
At start of year	(2,984)	(822)	(3,806)	(2,710)	(803)	(3,513)
Service cost	(1)	(3)	(4)	-	(2)	(2)
Past service cost	-	-	-	(5)	-	(5)
Interest on pension scheme liabilities	(133)	(40)	(173)	(147)	(41)	(188)
Actuarial gains/(losses) on financial assumptions	301	20	321	57	(20)	37
Actuarial (losses)/gains arising from experience assumptions	(20)	(3)	(23)	(16)	(3)	(19)
Contributions by employees	(7)	-	(7)	(7)	-	(7)
Liabilities transferred on settlement	-	-	-	-	140	140
Benefits paid	134	61	195	137	60	197
Exchange translation differences	-	(16)	(16)	-	52	52
At end of year	(2,710)	(803)	(3,513)	(2,691)	(617)	(3,308)
Fair value of scheme assets						
At start of year	2,937	834	3,771	2,744	800	3,544
Interest income on plan assets	133	39	172	150	41	191
Return on assets excluding amounts included in interest income	(240)	(33)	(273)	(29)	32	3
Contributions by employer	41	7	48	13	6	19
Contributions by employees	7	-	7	7	-	7
Assets transferred on settlement	-	-	-	-	(136)	(136)
Benefits paid	(134)	(61)	(195)	(137)	(60)	(197)
Exchange translation differences	-	14	14	-	(53)	(53)
At end of year	2,744	800	3,544	2,748	630	3,378
Opening net balance	(47)	12	(35)	34	(3)	31
Service cost	(1)	(3)	(4)	-	(2)	(2)
Net interest on net defined benefit balance	-	(1)	(1)	3	-	3
(Past service cost)/settlement credit	-	-	-	(5)	4	(1)
Contributions by employer	41	7	48	13	6	19
Actuarial (losses)/gains	41	(16)	25	12	9	21
Exchange translation differences	-	(2)	(2)	-	(1)	(1)
Net pension balance	34	(3)	31	57	13	70
Impact of asset ceiling	(4)	(6)	(10)	(5)	(22)	(27)
Overall net pension balance	30	(9)	21	52	(9)	43

As at 31 December 2025, the defined benefit obligations comprised £3,154m (2024: £3,348m) in relation to funded schemes and £154m (2024: £165m) in relation to unfunded schemes.

The weighted average duration of defined benefit scheme liabilities is 12 years in the UK (2024: 13 years) and 9 years in the US (2024: 9 years). Net deferred tax liabilities of £9m (2024 net deferred tax liabilities: £4m) are recognised in respect of the net pension balance.

A net pension asset has been recognised in relation to the UK and US funded schemes after considering the guidance in IAS 19 – Employee Benefits and IFRIC 14. The split between net pension obligations and net pension assets is as follows:

	2024 GBPm	2025 GBPm
Net pension asset recognised	186	197
Net pension obligation	(165)	(154)
Overall net pension balance	21	43

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Financial statements and other information

6 Pension schemes (continued)

Amounts recognised in the statement of comprehensive income are set out below:

	2023 GBPm	2024 GBPm	**2025 GBPm**
Gains and losses arising during the year:			
Experience losses on scheme liabilities	(11)	(23)	**(19)**
Experience gains/(losses) on scheme assets	35	(273)	**3**
Actuarial (losses)/gains on the present value of scheme liabilities due to changes in:			
– discount rates	(145)	374	**(5)**
– inflation	15	(36)	**43**
– other actuarial assumptions	50	(17)	**(1)**
	(56)	25	**21**

The total actuarial gain recognised in the statement of comprehensive income of £5m (2024: £43m) also includes a loss of £16m (2024: gain of £18m) in relation to the asset ceiling. As at 31 December 2025, the impact of the asset ceiling on the overall net pension obligation is £27m (2024: £10m).

The major categories and fair values of scheme assets at the end of the reporting period are as follows:

FAIR VALUE OF SCHEME ASSETS	2024			**2025**		
	UK GBPm	US GBPm	Total GBPm	**UK GBPm**	**US GBPm**	**Total GBPm**
Equities[1]	419	2	421	**311**	**1**	**312**
Liability matching assets[2]	1,716	784	2,500	**1,929**	**620**	**2,549**
Property funds and ground leases[3]	172	-	172	**100**	**-**	**100**
Direct lending and multi-asset credit funds	333	-	333	**300**	**-**	**300**
Cash and cash equivalents[4]	96	14	110	**101**	**9**	**110**
Other	8	-	8	**7**	**-**	**7**
Total	2,744	800	3,544	**2,748**	**630**	**3,378**

(1) Assets are held in unquoted funds which invest in equities with quoted prices.

(2) Within the UK scheme are asset backed securities totalling £519m (2024: £481m), other credit assets of £507m (2024: £487m) and government bonds totalling £2,101m (2024: £1,881m), forward foreign currency contracts of £4m (2024: -£2m), interest rate swaps of £2m (2024: nil) offset by short-term sale and repurchase agreements totalling £1,205m (2024: £1,131m) whereby the UK scheme funds the purchase of government bonds using existing bonds as security. In the US, the assets primarily relate to government bonds, corporate bonds and interest rate swaps. Of the gross assets, £2,219m (2024: £2,049m) are assets with quoted prices in active markets.

(3) Assets without quoted prices in active markets.

(4) Includes £59m (2024: £44m) of assets with quoted prices in an active market. The remainder are held in funds which do not have quoted prices.

6 Pension schemes (continued)

Assets and obligations associated with the schemes are sensitive to changes in the market values of assets and the market-related assumptions used to value scheme liabilities. In particular, adverse changes to asset values, discount rates or inflation could increase future pension costs and funding requirements.

Typically, the Group's schemes are exposed to: investment risks, whereby actual rates of return on plan assets may be below those rates used to determine the defined benefit obligations; and interest rate risks, whereby scheme deficits may increase if bond yields in the UK and the US decline and are not offset by returns in liability matching and other assets. The schemes are also exposed to other risks, such as unanticipated future increases in member longevity patterns and inflation, all potentially leading to an increase in scheme liabilities.

Investment policies of each scheme are intended to ensure continuous payment of defined benefit pensions in the short term and long term. Efforts are made to limit risks on marketable securities by adopting investment policies that diversify assets across geographies and among equities, liability matching assets, property funds, cash and other assets. Asset allocations are dependent on a variety of factors including the duration of scheme liabilities and the funded position of the plan. The primary UK scheme uses a liability driven investment (LDI) approach for part of the portfolio, investing primarily in government bonds so that the value of scheme assets change in the same way as the scheme's liabilities and achieve a matching effect for the most significant plan liability assumptions of interest rates and inflation rates.

Sensitivity analysis
The valuation of the Group's pension scheme liabilities involves significant actuarial assumptions, being the life expectancy of the members, inflation and the rate at which the future pension payments are discounted. Differences arising from actual experience or future changes in assumptions may materially affect future pension charges. In particular, changes in assumptions for discount rates, inflation and life expectancies that are reasonably possible would have the following approximate effects on the defined benefit pension obligations:

	GBPm
Increase/decrease of 0.5% in discount rate	174
Increase/decrease of 0.25% in the expected inflation rate	55
Increase/decrease of one year in assumed life expectancy	77

The above analysis has been calculated on the same basis used to determine the defined benefit obligation recognised in the statement of financial position. There has been no change in the methods used to prepare the analysis compared with prior years. This sensitivity analysis may not be representative of the actual change in the defined benefit obligation as it is unlikely that changes in the above assumptions would occur in isolation as some of the assumptions may be correlated.

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7 Net finance costs

Accounting policy
Interest on borrowings is expensed as incurred. The cost of issuing borrowings is generally expensed over the period of borrowing to produce a constant periodic rate of charge.

	2023 GBPm	2024 GBPm	2025 GBPm
Interest on short-term bank loans, overdrafts and commercial paper	(31)	(48)	**(47)**
Interest on term debt	(263)	(228)	**(222)**
Interest on lease liabilities	(6)	(5)	**(4)**
Total borrowing costs	(300)	(281)	**(273)**
Losses on loans and derivatives not designated as hedges	(20)	(20)	**(30)**
Fair value (losses)/gains on designated fair value hedge relationships	(2)	(2)	**2**
Net interest on defined benefit pension schemes	(1)	(1)	**3**
Finance costs	(323)	(304)	**(298)**
Interest on bank deposits	8	6	**12**
Finance income	8	6	**12**
Net finance costs	(315)	(298)	**(286)**

In March 2025, the Group entered into cross-currency interest rate swaps to increase its exposure to debt in euro and Japanese yen. This provides a hedge of part of the Group's earnings in those currencies, but the nature of the Group's assets in those currencies on a reported basis means that the interest rate swaps do not qualify for net investment hedge accounting. The fair value movements in these instruments in the period were net losses of £5m (2024: nil; 2023: nil) and included in losses on loans and derivatives not designated as hedges.

Gains of nil (2024: gains of £1m; 2023: losses of £2m) on derivatives designated as cash flow hedges were recognised in other comprehensive income and accumulated in the hedge reserve, and may be reclassified to the consolidated income statement in future periods. Losses of £1m (2024: £2m; 2023: £1m) in total were transferred from the hedge reserve in the year.

In 2023, the interest charge on term debt included a charge of £26m in respect of the early redemption of bonds that were due to be repaid in August 2027.

8 Disposals and other non-operating items

Accounting policy
Assets of businesses that are available for immediate sale in their current condition and for which a sales process is considered highly probable to complete are classified as assets held for sale and are carried at the lower of carrying value and fair value less costs to sell. Fair value is based on anticipated disposal proceeds, typically derived from firm or indicative offers from potential acquirers. Non-current assets are not amortised or depreciated following their classification as held for sale. Liabilities of businesses held for sale are also separately classified on the statement of financial position.

Fair value movements in the venture capital portfolio are reported within disposals and other non-operating items. See note 15 for further details.

	2023 GBPm	2024 GBPm	2025 GBPm
Revaluation of investments	(11)	(2)	**12**
Loss on disposal of businesses	(61)	(4)	**(3)**
Net loss on disposals and other non-operating items	(72)	(6)	**9**

The revaluation of investments relates to venture fund investments.

In 2025, no goodwill (2024: £36m, 2023: £42m) was impaired as the result of disposals.

9 Taxation

Accounting policy

Tax expense comprises current and deferred tax. Current and deferred tax are charged or credited in the income statement except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period, outside the income statement (either in other comprehensive income, directly in equity, or through a business combination), in which case the tax appears in the same statement as the transaction that gave rise to it.

Current tax is the amount of corporate income taxes expected to be payable or recoverable based on the profit for the period as adjusted for items that are not taxable or not deductible, and is calculated using tax rates and laws that were enacted or substantively enacted at the date of the statement of financial position. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

Current tax includes amounts provided in respect of uncertain tax positions when management expects that, upon examination of the uncertainty by a tax authority in possession of all relevant knowledge, it is more likely than not that an economic outflow will occur. Changes in facts and circumstances underlying these provisions are reassessed at the date of each statement of financial position, and the provisions are remeasured as required to reflect current information.

Deferred tax is recognised on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the statement of financial position. Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period, and which are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax liabilities are generally recognised for all taxable temporary differences but not recognised for taxable temporary differences arising on investments in subsidiaries, joint ventures and associates where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets are recognised to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilised, and are reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. The availability of suitable taxable profit is considered probable when an entity has taxable temporary differences (i.e. deferred tax liabilities) relating to the same taxation authority and the same taxable entity, that are expected to reverse in the same period as the deductible temporary difference or unused tax losses or credit.

Deferred tax assets and liabilities are not recognised in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination. Deferred tax is not discounted.

When the acquisition of an asset qualifies to be accounted for as a business combination, deferred tax is generally required to be recognised on the difference between the tax base and the book base of the assets and liabilities acquired and assumed. The assets acquired often include identifiable intangible assets as well as goodwill. In many jurisdictions, the manner in which a business combination is effected will impact the tax deductibility and therefore the deferred tax recognised in relation to such intangibles and goodwill.

In an 'asset acquisition', where the buyer acquires the trade and assets of a business, there is often a tax deduction available for the amortisation of the identifiable intangible assets and sometimes for the goodwill. In this situation, deferred tax is recognised on the difference between the tax base and the book base of the assets.

In a 'share acquisition', where the buyer acquires the share capital of a legal entity that continues to own the trade and assets, tax deductions for amortisation are usually not available. Intangibles which do not qualify for tax deductions therefore give rise to a deferred tax liability. However, deferred tax liabilities are not recognised on temporary differences that arise from goodwill where that is not deductible for tax purposes.

Other areas of accounting judgement

The Group is subject to tax in numerous jurisdictions, giving rise to complex tax issues. As a multinational enterprise, the Group's tax returns in the countries in which it operates are subject to tax authority audits as a matter of routine. While the Group is confident that tax returns are appropriately prepared and filed, amounts are provided in respect of uncertain tax positions that reflect the risk with respect to tax matters under active discussion with tax authorities, or which are otherwise considered to involve uncertainty.

The valuation of provisions required in relation to uncertain tax positions involves estimation. Provisions against uncertain tax positions are measured using one of the following methods, depending on which of the methods management expects will better predict the amount it will pay over to the tax authority:

- The Single Best Estimate – where there is a single outcome that is more likely than not to occur. This will happen, for example, where the tax outcome is binary (such as whether an entity can deduct an item of expenditure) or the range of possible outcomes is narrow or concentrated on a single value. The most likely outcome may be that no tax is expected to be payable, in which case the provision is nil; or

- A Probability-Weighted Expected Value – where, on the balance of probabilities, something will be paid to the tax authority but the possible outcomes are widely dispersed with low individual probabilities (i.e. there is no single outcome more likely than not to occur). In this case, the provision is the sum of the probability-weighted amounts in the range.

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9 Taxation (continued)

In assessing provisions against uncertain tax positions, management uses in-house tax experts, professional firms and previous experience to inform the evaluation of risk. However, it remains possible that uncertainties will ultimately be resolved at amounts greater or smaller than the liabilities recorded.

In particular, although the Group reports cross-border transactions undertaken between Group subsidiaries on an arm's-length basis in tax returns in accordance with OECD guidelines, transfer pricing relies on the exercise of judgement and it is frequently possible for there to be a range of legitimate and reasonable views. This means that it is impossible to be certain that the returns basis will be sustained on examination. Discussions with tax authorities relating to cross-border transactions and other matters are ongoing in a number of our major trading jurisdictions. Although the timing and amount of final resolution of these uncertain tax positions cannot be reliably predicted, no significant impact on the results of the Group is expected in the next year or foreseeable future.

Estimation of income taxes also includes assessments of the recoverability of deferred tax assets, consistent with the Group's forecasts and annual strategy plan used in the preparation of the annual report and accounts. Deferred tax assets are only recognised to the extent that they are considered recoverable based on existing tax laws and forecasts of future taxable profits against which the underlying tax deductions can be utilised. The recoverability of these assets is reassessed at the end of each reporting period, and changes in recognition of deferred tax assets will affect the tax liability in the period of that reassessment.

	2023 GBPm	2024 GBPm	2025 GBPm
Current tax			
Current year	(652)	(661)	**(750)**
Prior years	77	54	**24**
Total current tax charge	(575)	(607)	**(726)**
Deferred tax	68	(6)	**54**
Tax charge	**(507)**	**(613)**	**(672)**

The UK current tax charge was £218m (2024: £187m; 2023: £157m). Cash tax paid (net) in the year was £638m (2024: £662m; 2023: £619m), which is different to the tax expense for the year set out above.

There are a number of reasons why the cash tax payments in a particular year will be different from the tax expense in the accounts:

- Tax payments relating to a particular year's profits are typically due partly in the year and partly in the following year.
- Tax expense includes deferred tax, an accounting adjustment where an item is included in the income statement in one year but is taxed in another year. The acquisition of intangible assets often results in deferred tax liabilities, the unwind of which does not result in tax payments.
- Current tax expense is the best estimate at the end of the period of cash tax expected to be paid. To the extent the final tax liability is different, any cash tax impact will occur in a later period.
- Some of the benefits of tax deductions related to share based payments, pensions and hedging are credited to equity or other comprehensive income rather than to tax expense.

Set out below is a reconciliation of the difference between tax expense for the period and the theoretical expense calculated by multiplying accounting profit by the applicable tax rate. The Group believes the most meaningful applicable rate is the weighted average tax rate, which is obtained by multiplying the accounting profits and losses of all consolidated entities by the applicable domestic rate in each of those entities' jurisdictions.

	2023 GBPm	2023 %	2024 GBPm	2024 %	2025 GBPm	2025 %
Profit before tax	2,295		2,557		**2,750**	
Tax at average applicable rates	(571)	24.9 %	(647)	25.3 %	**(687)**	**25.0 %**
Tax effect of share of results of joint ventures and associates	8	(0.3)%	9	(0.4)%	**11**	**(0.4)%**
Income not taxable and expenses not deductible	20	(0.9)%	16	(0.6)%	**8**	**(0.3)%**
Non-deductible costs of share based remuneration	(1)	0.0 %	(2)	0.1 %	**(1)**	**0.0 %**
Non-deductible disposal-related losses	(22)	1.0 %	(7)	0.3 %	**(24)**	**0.9 %**
Deferred tax assets of the period not recognised	(3)	0.1 %	(18)	0.7 %	**(2)**	**0.1 %**
Change in recognition and measurement of deferred tax	4	(0.2)%	13	(0.5)%	**16**	**(0.6)%**
Movements in provisions and prior year items	58	(2.5)%	23	(0.9)%	**7**	**(0.3)%**
Tax charge	**(507)**	**22.1 %**	**(613)**	**24.0 %**	**(672)**	**24.4 %**

9 Taxation (continued)

The weighted average applicable tax rate for the year was 25.0% (2024: 25.3%; 2023: 24.9%), reflecting the applicable rates in the countries where the Group operates. The Group's future tax charge will be sensitive to the geographic mix of profits and losses and the tax rates and laws in force in the jurisdictions in which the Group operates.

The BEPS Pillar Two Minimum Tax legislation was enacted in July 2023 in the UK with effect from 2024. The Group has applied the temporary exception under IAS 12 in relation to the accounting for deferred taxes arising from the implementation of the Pillar Two rules. The rules, including the Side-by-Side agreement released by the OECD in January 2026, do not have a significant impact on the tax charge for the Group.

Other international tax developments, including in the US, do not have any significant impact on the Group.

The effective tax rate of 24.4% (2024: 24.0%; 2023: 22.1%) was lower than the weighted average applicable rate of 25.0%. Income not taxable and expenses not deductible include research and development and other tax credits of £20m (2024: £21m; 2023: £21m). In 2023, there were tax credits arising from the substantial resolution of prior year tax matters.

The following tax has been recognised in other comprehensive income or directly in equity during the year:

	2023 GBPm	2024 GBPm	**2025 GBPm**
Tax on items that will not be reclassified to profit or loss			
Tax on actuarial movements on defined benefit pension schemes	19	(11)	**(3)**
Tax on items that may be reclassified to profit or loss			
Tax on fair value movements on cash flow hedges	(12)	3	**(5)**
Net tax (charge)/credit recognised in other comprehensive income	7	(8)	**(8)**
Tax credit on share based remuneration recognised directly in equity	24	20	**21**

	2024 GBPm	**2025 GBPm**
Current tax assets	42	**13**
Current tax liabilities	(119)	**(153)**
Total	(77)	**(140)**

Current tax assets and liabilities are net amounts in countries where there is a legally enforceable right to offset assets and liabilities on a net basis.

The Group maintained provisions for uncertain tax positions. The total carrying amount of these provisions of £159m (2024: £168m) is comprised of a number of individually immaterial amounts. It is not expected that any resolution of the matters to which the provisions relate, or changes in assumptions relating to the provisions, will have a material impact on the Group's financial results in the next year.

	2024 GBPm	**2025 GBPm**
Deferred tax assets	84	**75**
Deferred tax liabilities	(473)	**(405)**
Total	(389)	**(330)**

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Financial statements and other information

9 Taxation (continued)

Movements in deferred tax liabilities and assets (before taking into consideration the offsetting of balances within the same jurisdiction) are summarised as follows:

	Deferred tax liabilities		Deferred tax assets				
	Acquired intangible assets GBPm	Other temporary differences GBPm	Acquired intangible assets GBPm	Losses and other tax attributes GBPm	Pension balances GBPm	Other temporary differences GBPm	Total GBPm
Deferred tax (liability)/asset at 1 January 2024	(652)	(182)	99	96	47	247	(345)
Credit/(charge) to profit	52	14	(31)	(31)	(10)	-	(6)
(Charge)/credit to equity/other comprehensive income	-	(14)	-	-	6	1	(7)
Acquisitions	(16)	-	-	1	-	-	(15)
Disposals and other	-	-	-	-	-	(2)	(2)
Exchange translation differences	(10)	(1)	(2)	(2)	-	1	(14)
Deferred tax (liability)/asset at 1 January 2025	**(626)**	**(183)**	**66**	**64**	**43**	**247**	**(389)**
Credit/(charge) to profit	**52**	**22**	**(31)**	**-**	**(3)**	**14**	**54**
(Charge)/credit to equity/other comprehensive income	**-**	**(8)**	**-**	**-**	**1**	**3**	**(4)**
Acquisitions	**(25)**	**-**	**-**	**-**	**-**	**-**	**(25)**
Disposals and other	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Exchange translation differences	**36**	**7**	**2**	**-**	**(1)**	**(10)**	**34**
Deferred tax (liability)/asset at 31 December 2025	**(563)**	**(162)**	**37**	**64**	**40**	**254**	**(330)**

The closing deferred tax liability balance of other temporary differences includes those relating to capitalised development costs of £72m (2024: £86m) and pension surplus of £49m (2024: £47m). The closing deferred tax asset balance of other temporary differences includes those relating to accruals and provisions of £127m (2024: £124m) and share based remuneration provisions of £68m (2024: £63m).

As a result of exemptions on dividends from subsidiaries and capital gains on disposal there are no significant taxable temporary differences associated with investments in subsidiaries, branches, associates and interests in joint arrangements.

Deferred tax assets have been recognised for losses and other tax attributes in countries including the US and the Netherlands, the majority of which are expected to have been utilised by 2029.

Deferred tax assets in respect of tax losses and other deductible temporary differences have only been recognised to the extent that it is more likely than not that sufficient taxable profits will be available to allow the asset to be recovered.

Losses and other tax attributes for which no deferred tax asset was recognised:

	2024		2025	
	GBPm Gross amount	GBPm Tax effected	GBPm Gross amount	GBPm Tax effected
Trading losses and temporary differences expiring				
Within 10 years	55	15	**59**	**13**
More than 10 years	13	3	**10**	**2**
Available indefinitely	185	51	**100**	**25**
Total	253	69	**169**	**40**
State and local tax losses expiring				
Within 10 years	18	1	**18**	**1**
More than 10 years	57	3	**48**	**3**
Available indefinitely	-	-	**-**	**-**
Total	75	4	**66**	**4**
Capital losses expiring				
Within 10 years	-	-	**-**	**-**
More than 10 years	-	-	**-**	**-**
Available indefinitely	140	31	**144**	**32**
Total	140	31	**144**	**32**

10 Earnings per share

Accounting policy

Earnings per share (EPS) is calculated by taking the reported net profit attributable to shareholders and dividing this by the total weighted average number of shares.

The diluted figures are calculated after taking account of potential additional ordinary shares arising from share options and conditional shares. The dilutive impact is calculated as the weighted average of all potentially dilutive shares

EARNINGS PER SHARE – FOR THE YEAR ENDED 31 DECEMBER

	2023			2024			2025		
	Net profit attributable to shareholders GBPm	Weighted average number of shares (millions)	EPS (pence)	Net profit attributable to shareholders GBPm	Weighted average number of shares (millions)	EPS (pence)	Net profit attributable to shareholders GBPm	Weighted average number of shares (millions)	EPS (pence)
Basic earnings per share	1,781	1,891.8	94.1	1,934	1,865.9	103.6p	**2,065**	**1,834.4**	**112.6p**
Diluted earnings per share	1,781	1,902.8	93.6	1,934	1,876.7	103.1p	**2,065**	**1,843.5**	**112.0p**

11 Statement of cash flows

Accounting policy

Cash and cash equivalents comprise cash balances, call deposits and other short-term highly liquid investments and are held in the statement of financial position at fair value.

RECONCILIATION OF OPERATING PROFIT TO CASH GENERATED FROM OPERATIONS	Note	2023 GBPm	2024 GBPm	2025 GBPm
Operating profit		2,682	2,861	**3,027**
Share of results of joint ventures and associates		(46)	(43)	**(44)**
Amortisation of acquired intangible assets		279	258	**248**
Amortisation of internally developed intangible assets		330	364	**352**
Amortisation of pre-publication costs		76	77	**89**
Depreciation of property, plant and equipment		43	34	**26**
Depreciation of right-of-use assets		65	50	**37**
Share based remuneration	5	56	66	**63**
Total non-cash items		849	849	**815**
Increase in inventories and pre-publication costs		(90)	(83)	**(101)**
(Increase)/decrease in receivables		(24)	(173)	**14**
(Decrease)/increase in payables		(1)	110	**24**
Increase in working capital		(115)	(146)	**(63)**
Cash generated from operations		3,370	3,521	**3,735**

CASH FLOW ON ACQUISITIONS	Note	2023 GBPm	2024 GBPm	2025 GBPm
Purchase of businesses	12	(108)	(165)	**(242)**
Deferred payments relating to prior year acquisitions		(16)	(5)	**(18)**
Total		(124)	(170)	**(260)**

11 Statement of cash flows (continued)

RECONCILIATION OF NET DEBT

	Cash and cash equivalents GBPm	Debt GBPm	Derivative financial instruments in fair value hedging relationships GBPm	Cross-currency interest rate swaps not designated as hedges GBPm	Finance Lease receivable GBPm	Total GBPm
At 1 January 2024	155	(6,497)	(108)	–	4	(6,446)
Decrease in cash and cash equivalents	(32)	–	–	–	–	(32)
Increase in short-term bank loans, overdrafts and commercial paper	–	(461)	–	–	–	(461)
Issuance of term debt	–	(711)	–	–	–	(711)
Repayment of term debt	–	1,017	–	–	–	1,017
Repayment of leases	–	63	–	–	(2)	61
Change in net debt resulting from cash flows	(32)	(92)	–	–	(2)	(126)
Borrowings in disposed businesses	–	8	–	–	–	8
Remeasurement and derecognition of leases	–	(4)	–	–	–	(4)
Inception of leases	–	(32)	–	–	–	(32)
Fair value and other adjustments to debt and related derivatives	–	19	(28)	–	–	(9)
Exchange translation differences	(4)	54	(4)	–	–	46
At 1 January 2025	119	(6,544)	(140)	–	2	(6,563)
Increase in cash and cash equivalents	15	–	–	–	–	15
Increase in short-term bank loans, overdrafts and commercial paper	–	(232)	–	–	–	(232)
Issuance of term debt	–	(1,125)	–	–	–	(1,125)
Repayment of term debt	–	621	–	–	–	621
Repayment of leases	–	40	–	–	(2)	38
Change in net debt resulting from cash flows	15	(696)	–	–	(2)	(683)
Borrowings in acquired businesses	–	(2)	–	–	–	(2)
Remeasurement and derecognition of leases	–	(1)	–	–	–	(1)
Inception of leases	–	(35)	–	–	–	(35)
Fair value and other adjustments to debt and related derivatives	–	(77)	70	(5)	–	(12)
Exchange translation differences	(3)	88	10	–	–	95
At 31 December 2025	131	(7,267)	(60)	(5)	–	(7,201)

Net debt comprises cash and cash equivalents, loan capital, lease liabilities and receivables, promissory notes, bank and other loans and derivative financial instruments that are used to hedge certain borrowings. The Group monitors net debt as part of capital and liquidity management.

12 Acquisitions

Accounting policy
Goodwill, being the excess of the consideration over the net tangible and intangible assets acquired, represents benefits which do not qualify for recognition as intangible assets, including: the ability of a business to generate higher returns than individual assets; skilled workforces; and acquisition synergies that are specific to the Group. In addition, goodwill arises on the recognition of deferred tax liabilities in respect of intangible assets for which amortisation does not qualify for tax deductions.

During the year, a number of acquisitions were made. The net assets of the businesses acquired are incorporated at their fair value to the Group. The fair values of the consideration given and of the assets and liabilities acquired are summarised below.

	Fair value 2023 GBPm	Fair value 2024 GBPm	**Fair value 2025 GBPm**
Goodwill	68	146	**140**
Intangible assets	64	72	**134**
Property, plant and equipment	1	–	**–**
Current assets	3	6	**3**
Current liabilities	(10)	(14)	**(6)**
Borrowings	–	–	**(2)**
Deferred tax	(6)	(15)	**(25)**
Net assets acquired	120	195	**244**
Consideration (after taking account of £1m net cash acquired (2024: £7m; 2023: £4m))	120	195	**244**
Change in consideration deferred to future years and changes in contingent consideration relating to prior year acquisitions	(12)	(30)	**(2)**
Net cash flow	108	165	**242**

During 2025, RELX completed several acquisitions, including acquisition of non-controlling interest, for total consideration of £270m (2024: £195m). Total consideration on acquisitions was £243m (2024: £188m) adjusted for cash acquired. Total cash spent on acquisitions was £260m (2024: £170m) reflecting timing of deferred consideration of £18m (2024: £5m) for past and current year acquisitions.

The businesses acquired in 2025 contributed £12m to revenue, had no impact to adjusted operating profit, decreased net profit by £7m (after charging £8m of integration costs and amortisation of acquired intangibles) and decreased net cash inflow from operating activities by £11m for the part year under the Group's ownership and before taking account of acquisition financing costs. Had the businesses been acquired at the beginning of the year, on a pro forma basis the Group revenues, adjusted operating profit and net profit attributable to shareholders for the year would have been £9,592m, £3,341m and £2,064m respectively, before taking account of acquisition financing costs.

13 Equity dividends

ORDINARY DIVIDENDS PAID IN THE YEAR	2023 GBPm	2024 GBPm	**2025 GBPm**
RELX PLC	1,059	1,121	**1,181**

Ordinary dividends declared and paid in the year ended 31 December 2025, in amounts per ordinary share, comprise: a final dividend for 2024 of 44.8p (2024: final dividend for 2023 of 41.8p; 2023: final dividend for 2022 of 38.9p) and a 2025 interim dividend for 2025 of 19.5p (2024: 18.2p; 2023: 17.0p), giving a total of 64.3p (2024: 60.0p; 2023: 55.9p).

The Directors of RELX PLC have proposed a final dividend for 2025 of 48.0p per ordinary share (2024: 44.8p; 2023: 41.8p), giving a total for the financial year of 67.5p per ordinary share (2024: 63.0p; 2023: 58.8p). The total cost of funding the proposed final dividend is expected to be £873m, for which no liability has been recognised at the statement of financial position date.

The Employee Benefit Trust has currently waived the right to receive dividends on RELX PLC shares. This waiver has been applied to dividends paid in 2025, 2024 and 2023.

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14 Intangible assets

Accounting policy

On acquisition of a subsidiary or business, the purchase consideration is allocated between the tangible and intangible assets other than goodwill on a fair value basis, with any excess purchase consideration representing goodwill.

Goodwill is carried at fair value as at the date of acquisition less impairment charges. Acquired intangible assets are carried at their fair value as at the date of acquisition less accumulated amortisation (including impairment). On disposal, the amount of goodwill attributable to a subsidiary or business is included in the calculation of profit or loss recognised in the income statement.

Management judgement is required to identify intangible assets acquired as part of business combinations which comprise: market-related assets (e.g. trademarks, imprints, brands); customer-related assets (e.g. subscription bases, customer lists, customer relationships); editorial content; software and systems (e.g. application infrastructure, product delivery platforms, in-process research and development); and other intangible assets mainly comprising contract and rights-related assets.

The valuation of acquired intangible assets represents the estimated economic value in use, using standard valuation methodologies, including as appropriate, discounted cash flow and comparable market transactions. Judgements involved in estimating valuation of the intangible assets include growth in cash flows over the forecast period, the long-term growth rate assumed thereafter and the discount rate applied to the forecast cash flows.

The selection of appropriate amortisation periods for acquired intangible assets requires management to assess the longevity of brands and imprints, the strength and stability of customer relationships, the market positions of the acquired intangible assets and the technological and competitive risks that they face.

Certain intangible assets in relation to acquired science and medical publishing businesses have been determined to have indefinite lives. The longevity of these assets is evidenced by their long-established and well regarded journal titles, and their characteristically stable market positions. Journal titles determined to have indefinite lives are not amortised and are subject to impairment review at least annually, including a review of events and circumstances to ensure that they continue to support an indefinite useful life.

Intangible assets, other than journal titles determined to have indefinite lives, are amortised on a straight-line basis over their estimated useful lives. The estimated useful lives of intangible assets with finite lives are:

- Market-related assets – 1 to 40 years
- Customer-related assets – 1 to 20 years
- Editorial content – 1 to 40 years
- Software and systems – 1 to 10 years
- Other – 3 to 20 years

Internally developed intangible assets (development spend) typically comprise software and systems development where an identifiable asset is created that is probable to generate future economic benefits and are carried at cost less accumulated amortisation. Internally developed intangible assets are amortised on a straight-line basis over their estimated useful lives of three to 10 years. Impairment reviews are carried out at where indicators of impairment are identified.

Impairment reviews
Goodwill and acquired intangible assets with an indefinite life are allocated to cash generating units (CGUs) and tested for impairment at least annually or when there is an indicator that the asset may be impaired. An impairment loss is recognised in the income statement in administration and other expenses to the extent the carrying value of goodwill exceeds its recoverable amount and not subsequently reversed. The recoverable amount is the higher of fair value less costs to sell and value in use. The carrying amounts of all other intangible assets are tested for impairment where there are indications of possible impairment.

An impairment review involves a comparison of the carrying value of the asset with estimated values in use based on management's cash flow projections, approved by the Board. Key areas of judgement in estimating the values in use of businesses are the growth in cash flows over a forecast period of up to five years, the long-term growth rate assumed thereafter and the discount rate applied to the forecast cash flows. These calculations require the use of estimates in respect of forecast cash flows and discount rates. Where the asset does not generate cash flows that are independent from other assets, value in use estimates are made based on the cash flows of the CGU to which the asset belongs.

As permitted by IAS 36, the most recent detailed calculation of the recoverable amount of a CGU (to which goodwill and acquired intangibles with indefinite lives are allocated) is used in the impairment test for that CGU in the current period where the required criteria have been met. The three required criteria to be met are: there have been no significant changes in the assets and liabilities; the most recent recoverable amount exceeds the carrying amount by a substantial margin; and the likelihood that the recoverable amount would be less than the carrying amount is remote.

Critical judgement
Capitalisation of development spend
Development spend encompasses investment in new products and other initiatives, ranging from the building of online delivery platforms, to launch costs of new services, to building new infrastructure and applications. Launch costs and other ongoing operating expenses of new products and services are expensed as incurred. The costs of building product applications, platforms and infrastructure are capitalised as internally generated intangible assets, where the investment they represent has demonstrable value and the technical and commercial feasibility is assured. Costs eligible for capitalisation must be incremental, clearly identified and directly attributable to a particular project. The resulting assets are amortised over their estimated useful lives. Judgement is required in the assessment of the potential value of a development project, the identification of costs eligible for capitalisation and the selection of appropriate asset lives. In the impairment reviews where indicators of impairment are identified, estimates relating to the future cash flows and discount rates used in calculating the value in use of the intangible asset may have a material effect on the reported amounts of intangible assets.

14 Intangible assets (continued)

	Goodwill GBPm	Market related GBPm	Customer related GBPm	Editorial content GBPm	Software and technology GBPm	Other GBPm	Total acquired intangible assets GBPm	Internally developed intangible assets GBPm	Total intangible assets excluding goodwill GBPm
COST									
As at 1 January 2024	8,023	2,540	1,979	658	835	2,426	8,438	4,343	12,781
Acquisitions	146	10	14	10	38	-	72	-	72
Additions	-	-	-	-	-	-	-	464	464
Disposals and other	(36)	(71)	(8)	(6)	(23)	(110)	(218)	(87)	(305)
Exchange translation differences	83	36	25	4	5	7	77	2	79
At 1 January 2025	**8,216**	**2,515**	**2,010**	**666**	**855**	**2,323**	**8,369**	**4,722**	**13,091**
Acquisitions	140	20	70	4	34	6	134	-	134
Additions	-	-	-	-	-	-	-	504	504
Disposals and other	-	-	-	-	(99)	(19)	(118)	(186)	(304)
Exchange translation differences	(426)	(158)	(117)	(24)	(34)	(80)	(413)	(160)	(573)
At 31 December 2025	**7,930**	**2,377**	**1,963**	**646**	**756**	**2,230**	**7,972**	**4,880**	**12,852**
ACCUMULATED AMORTISATION									
As at 1 January 2024	-	1,731	1,323	607	600	2,416	6,677	2,866	9,543
Charge for the year	-	111	71	13	62	1	258	364	622
Disposals and other	-	(69)	(8)	(5)	(23)	(110)	(215)	(71)	(286)
Exchange translation differences	-	23	15	3	6	7	54	(6)	48
At 1 January 2025	**-**	**1,796**	**1,401**	**618**	**645**	**2,314**	**6,774**	**3,153**	**9,927**
Charge for the year	-	108	69	12	57	2	248	352	600
Disposals and other	-	-	-	-	(99)	(19)	(118)	(204)	(322)
Exchange translation differences	-	(114)	(82)	(22)	(31)	(80)	(329)	(96)	(425)
At 31 December 2025	**-**	**1,790**	**1,388**	**608**	**572**	**2,217**	**6,575**	**3,205**	**9,780**
NET BOOK AMOUNT									
At 31 December 2024	8,216	719	609	48	210	9	1,595	1,569	3,164
At 31 December 2025	**7,930**	**587**	**575**	**38**	**184**	**13**	**1,397**	**1,675**	**3,072**

The Legal business area has £663m (2024: £645m) of capitalised development costs associated with platforms and infrastructure, with a remaining amortisation period of up to ten years.

Included in market-related intangible assets are £113m (2024: £121m) of journal titles relating to Scientific, Technical & Medical determined to have indefinite lives based on an assessment of their historical longevity and stable market positions.

Impairment review
There were no charges for impairment of goodwill or indefinite lived intangible assets in 2025 (2024: nil) identified during the annual impairment review. From 2025, as described in note 1 on page 144, print and print-related activities are now managed and reported separately. As a result in 2025, a print and print-related CGU has been identified and an impairment review has been completed comparing the carrying value with the recoverable amount based on management's cash flow projections approved by the Board in 2025.

For the Risk, Scientific, Technical & Medical, Legal and Exhibitions CGUs, as permitted by IAS 36, the detailed calculations including key assumptions used to determine the recoverable amounts and sensitivity analysis performed in 2023 were used as a basis for the 2025 impairment tests as the criteria of IAS 36 were satisfied. For all applicable CGUs tested: there have been no significant changes in the assets and liabilities in 2025 included in the CGUs compared to 2023; the headroom was substantial in 2023; and the likelihood that the recoverable amount would be less than the carrying amount in 2025 is remote.

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14 Intangible assets (continued)

Goodwill and indefinite lived intangible assets are compiled and assessed among groups of CGUs, which represent the lowest level at which goodwill is monitored by management. Typically, acquisitions are integrated into existing business areas, and the goodwill arising is allocated to the groups of CGUs that are expected to benefit from the synergies of the acquisition. As the business areas have become increasingly integrated and globalised, the current CGU allocation reflects the global leverage of assets, skills, knowledge and technology platforms, and the monitoring of goodwill by management. Goodwill has been allocated to Print and print-related in 2025 as a result of the business area reporting changes and therefore, the balance is nil for 2024.

GOODWILL	2024 GBPm	2025 GBPm
Risk	4,004	3,902
Scientific, Technical & Medical	1,948	1,814
Legal	1,640	1,543
Exhibitions	624	631
Print & print-related	-	40
Total	8,216	7,930

The key assumptions used for each group of CGUs are disclosed below:

KEY ASSUMPTIONS	2024		2025	
	Pre-tax discount rate	Nominal long-term market growth rate	Pre-tax discount rate	Nominal long-term market growth rate
Risk	11.3%	4%	11.3%	4%
Scientific, Technical & Medical	10.6%	3%	10.6%	3%
Legal	10.9%	4%	10.9%	4%
Exhibitions	12.3%	4%	12.3%	4%
Print & print-related	-	-	13.8%	(9)%

The pre–tax discount rates used are based on the Group's weighted average cost of capital, adjusted to reflect a risk premium specific to each business. A post-tax discount rate was applied to post-tax cash flows. The equivalent pre-tax discount rate has been estimated by grossing up the post-tax rate. The Group's weighted average cost of capital is derived from a risk free rate, a market risk premium, a risk adjustment (beta) and a cost of debt adjustment. The discount rates and the cash flow projections are in nominal terms and therefore, take into account the impact of inflation. Assumptions for print and print-related have been determined and applied in the 2025 recoverable amount calculation for the 2025 impairment testing assessment. As the IAS 36 criteria are satisfied for the Risk, Scientific, Technical & Medical, Legal and Exhibitions CGUs, the 2023 recoverable amount calculation (including the discount rate and growth rate assumptions) have been used in the 2025 impairment testing calculations.

The key assumptions within the forecast growth in the cash flows over a forecast period of up to five years are revenue growth, operating margin and cash conversion. Revenue growth and operating profit margin forecasts for each CGU are derived from past results adjusted by management based on salient current and future considerations. Cash conversion rates for each CGU are based on historical cash conversion rates. Nominal long-term market growth rates, which are applied after the forecast period of up to five years, are broadly in line with the long-term average growth prospects for the sectors and territories in which the businesses operate.

A sensitivity analysis has been performed based on changes in key assumptions considered to be reasonably possible by management: an increase in the discount rate of 1.5%; a decrease in the compound annual growth rate for cash flow in the five-year forecast period of 2%; a decrease in the nominal long-term market growth rates of 1%; and a combined increase in discount rate of 1% and a decrease in the nominal long-term market growth rates of 1%. These sensitivity analyses show that no impairment charges would result from these scenarios in any of the CGUs.

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15 Investments

Accounting policy

Investments, other than investments in joint arrangements and associates, are stated in the statement of financial position at fair value. Changes in the fair value of investments held as part of the venture capital portfolio are reported in disposals and other non-operating items in the income statement. All items recognised in the income statement relating to investments, other than investments in joint arrangements and associates, are reported as disposals and other non-operating items.

Venture capital investments represent interests in listed and unlisted securities. The fair value of listed securities is based on quoted prices in active markets. The fair value of unlisted securities is based on management's estimate of fair value based on standard valuation techniques, including market comparisons and discounts of future cash flows, having regard to maximising the use of observable inputs and adjusting for risk. Advice from valuation experts is used as appropriate. Refer to note 17 for further information.

All joint arrangements are classified as joint ventures because the Group shares joint control and has rights to the net assets of the arrangements. Investments in joint ventures and associates are accounted for under the equity method and stated in the statement of financial position at cost as adjusted for post-acquisition changes in the Group's share of net assets, less any impairment in value.

	2024 GBPm	2025 GBPm
Investments in joint ventures and associates	169	164
Venture capital and other investments	92	131
Total	261	295

An analysis of changes in the carrying value of investments in joint ventures and associates is set out below:

	2024 GBPm	2025 GBPm
At start of year	178	169
Share of results of joint ventures and associates	43	44
Dividends received from joint ventures and associates	(37)	(40)
Disposals and other	-	(7)
Exchange translation differences	(15)	(2)
At end of year	169	164

Summarised aggregate information in respect of the Group's share of joint ventures and associates is set out below:

	RELX's share	
	2024 GBPm	2025 GBPm
Revenue	121	116
Net profit for the year	43	44
Total assets	198	182
Total liabilities	(97)	(86)
Net assets	101	96
Goodwill	68	68
Total	169	164

The Group's consolidated other comprehensive income includes no income or losses relating to joint ventures and associates in 2025 and 2024.

16 Property, plant and equipment

Accounting policy

Property, plant and equipment are stated at cost less accumulated depreciation. No depreciation is provided on freehold land. Freehold buildings and long leaseholds are depreciated over their estimated useful lives up to a maximum of 50 years. Short leases are written off over the duration of the lease. Depreciation is provided on other assets on a straight-line basis over their estimated useful lives as follows:

- land and buildings: land – not depreciated; leasehold improvements – shorter of life of lease and 10 years

- fixtures and equipment: plant – 3 to 20 years; office furniture, fixtures and fittings – 5 to 10 years; computer systems, communication networks and equipment – 3 to 7 years

	2024			2025		
	Land and buildings GBPm	Fixtures and equipment GBPm	Total GBPm	Land and buildings GBPm	Fixtures and equipment GBPm	Total GBPm
Cost						
At start of year	134	373	507	110	288	398
Capital expenditure	1	19	20	1	20	21
Disposals	(25)	(104)	(129)	(9)	(50)	(59)
Exchange translation differences	-	-	-	(5)	(13)	(18)
At end of year	110	288	398	97	245	342
Accumulated depreciation						
At start of year	92	316	408	74	242	316
Charge for the year	5	29	34	4	22	26
Disposals	(23)	(103)	(126)	(10)	(49)	(59)
Exchange translation differences	-	-	-	(4)	(9)	(13)
At end of year	74	242	316	64	206	270
Net book amount	36	46	82	33	39	72

Included in land and buildings is freehold land of £7m (2024: £7m).

Amounts relating to right-of-use assets under IFRS 16 can be found in note 22.

17 Financial instruments

Accounting policy

Financial instruments comprise investments (other than investments in joint ventures or associates), trade receivables, cash and cash equivalents, payables and accruals, borrowings and derivative financial instruments.

Investments are described in note 15. The fair value of such investments is based on standard valuation techniques, including market comparisons and discounts of future cash flows, having regard to maximising the use of observable inputs and adjusting for risk. These investments are typically classified as either Level 1 or 2 in the IFRS 13 fair value hierarchy.

Trade receivables are carried in the statement of financial position at invoiced value less allowance for expected credit losses. Expected credit losses are based on the ageing of trade receivables, experience and circumstance. Borrowings and payables are recorded initially at fair value and subsequently carried at amortised cost (other than fixed rate borrowings in designated hedging relationships for which the carrying amount of the hedged portion of the borrowings is subsequently adjusted for the gain or loss attributable to the hedged risk).

Derivative financial instruments are used to hedge interest rate and foreign exchange risks. Where an effective hedge is in place against changes in the fair value of fixed rate borrowings, the hedged borrowings are adjusted for changes in fair value attributable to the risk being hedged with a corresponding income or expense included in the income statement within finance costs. The offsetting gains or losses from remeasuring the fair value of the related derivatives are also recognised in the income statement within finance costs. When the related derivative expires, is sold or terminated, or no longer qualifies for hedge accounting, the cumulative change in fair value of the hedged borrowing is amortised in the income statement over the period to maturity of the borrowing using the effective interest method.

Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised (net of tax) in other comprehensive income and accumulated in the hedge reserve. The fair value amounts relating to foreign currency basis spreads are recorded in a separate component of equity in the cost of hedging reserve. If a hedged firm commitment or forecasted transaction results in the recognition of a non-financial asset or liability, then, at the time that the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in other comprehensive income are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in the hedge reserve are recognised in the income statement in the same period in which the hedged item affects net profit or loss. Any ineffective portion of hedges is recognised immediately in the income statement.

Cash flow hedge accounting is discontinued when a hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in other comprehensive income is either retained in the hedge reserve until the firm commitment or forecasted transaction occurs, or, where a hedged transaction is no longer expected to occur, is immediately credited or expensed in the income statement.

Derivative financial instruments that are not designated as hedging instruments are recorded in the statement of financial position at fair value, with changes in fair value recognised in the income statement.

The fair values of derivative financial instruments represent the replacement costs calculated using observable market rates of interest and exchange. These instruments are accordingly classified as Level 2 in the IFRS 13 fair value hierarchy. The fair value of long-term borrowings is based on quoted prices in active markets. These instruments are accordingly classified as Level 1 in the IFRS 13 fair value hierarchy.

The main financial risks faced by the Group are liquidity risk, market risk – comprising interest rate risk and foreign exchange risk – and credit risk. Financial instruments are used to finance the Group's businesses and to manage interest rate and foreign exchange risks. The Group's businesses do not enter into speculative derivative transactions. Details of financial instruments subject to liquidity, market and credit risks are described below.

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17 Financial instruments (continued)

Liquidity risk

The Group maintains a range of borrowing facilities and debt programmes to fund its requirements at competitive rates.

The balance of long-term debt, short-term debt and committed bank facilities is managed to provide security of funding, taking into account the cash generation cycle of the business and the uncertain size and timing of acquisition spend. To accommodate the significant free cash flow generated by the Group and to capitalise on an inexpensive source of funding, a meaningful portion of the overall debt portfolio is typically kept short term as long as there exists acceptable liquidity in the commercial paper markets and sufficient capacity under committed credit lines. The Group's treasury policies ensure adequate liquidity by requiring that (a) no more than $2bn of term debt matures in any 12-month period, (b) the sum of term debt maturing over the ensuing 12 months plus short-term borrowings is less than the sum of available cash plus committed facilities and (c) minimum levels of borrowing with maturities over three and five years are maintained.

The treasury policies ensure debt efficiency by (a) targeting certain levels of short-term borrowings across a given year, (b) maintaining a weighted average maturity of the gross debt portfolio of approximately five years and (c) minimising surplus cash balances. From time to time, based on cash flow and market conditions, the Group may redeem term debt early or repurchase outstanding debt in the open market.

Debt is issued to meet the funding requirements of various jurisdictions and in the currencies that are needed. It is recognised that debt can act as a natural translation hedge of earnings, net assets and net cash flow in currencies other than the reporting currency. For this reason, the majority of the Group's net debt is denominated in US dollars and euros, reflecting the Group's largest geographical markets. There were no changes to the Group's long-term approach to capital and liquidity management during the year. The remaining contractual maturities for borrowings and derivative financial instruments are shown in the table below. The table shows undiscounted principal and interest cash flows and includes contractual gross cash flows to be exchanged as part of cross-currency interest rate swaps and forward foreign exchange contracts where there is a legal right of set-off.

| AT 31 DECEMBER 2024 | Carrying amount GBPm | Contractual cash flow (including interest) | | | | | | |
		Within 1 year GBPm	1-2 years GBPm	2-3 years GBPm	3-4 years GBPm	4-5 years GBPm	More than 5 years GBPm	Total GBPm
Borrowings								
Fixed rate borrowings	(5,679)	(763)	(756)	(541)	(783)	(862)	(2,979)	(6,684)
Floating rate borrowings	(762)	(762)	-	-	-	-	-	(762)
Lease liabilities	(103)	(43)	(28)	(19)	(10)	(4)	(27)	(131)
	(6,544)							
Derivative financial liabilities								
Cash inflows		1,560	180	124	17	-	-	1,881
Cash outflows		(1,575)	(184)	(126)	(17)	-	-	(1,902)
Forward foreign exchange contracts	(23)	(15)	(4)	(2)	-	-	-	(21)
Interest rate derivatives	(119)	(25)	(22)	(22)	(22)	(22)	(22)	(135)
Cash inflows		502	-	-	-	-	-	502
Cash outflows		(550)	-	-	-	-	-	(550)
Cross-currency interest rate swaps	(43)	(48)	–	-	-	-	-	(48)
	(185)							
Derivative financial assets								
Cash inflows		827	274	85	6	-	-	1,192
Cash outflows		(788)	(251)	(77)	(6)	-	-	(1,122)
Forward foreign exchange contracts	53	39	23	8	-	-	-	70
Interest rate derivatives	21	3	5	5	4	3	16	36
	74							
Total	(6,655)	(1,614)	(782)	(571)	(811)	(885)	(3,012)	(7,675)

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17 Financial instruments (continued)

AT 31 DECEMBER 2025	Carrying amount GBPm	Contractual cash flow (including interest) Within 1 year GBPm	1-2 years GBPm	2-3 years GBPm	3-4 years GBPm	4-5 years GBPm	More than 5 years GBPm	Total GBPm
Borrowings								
Fixed rate borrowings	(6,283)	(846)	(618)	(874)	(864)	(1,237)	(3,059)	(7,498)
Floating rate borrowings	(887)	(887)	-	-	-	-	-	(887)
Lease liabilities	(97)	(35)	(29)	(18)	(11)	(6)	(26)	(125)
	(7,267)							
Derivative financial liabilities								
Cash inflows		1,012	98	50	6	-	-	1,166
Cash outflows		(1,017)	(98)	(50)	(5)	-	-	(1,170)
Forward foreign exchange contracts	(9)	(5)	-	-	1	-	-	(4)
Interest rate derivatives	(70)	(16)	(13)	(15)	(17)	(11)	(7)	(79)
Cash inflows		19	19	19	19	200	228	504
Cash outflows		(15)	(15)	(15)	(15)	(213)	(236)	(509)
Cross-currency interest rate swaps	(32)	4	4	4	4	(13)	(8)	(5)
	(111)							
Derivative financial assets								
Cash inflows		2,571	364	129	8	-	-	3,072
Cash outflows		(2,519)	(339)	(119)	(7)	-	-	(2,984)
Forward foreign exchange contracts	75	52	25	10	1	-	-	88
Interest rate derivatives	10	5	4	2	1	-	12	24
Cash inflows		19	19	19	19	19	462	557
Cash outflows		(8)	(8)	(8)	(8)	(8)	(398)	(438)
Cross-currency interest rate swaps	27	11	11	11	11	11	64	119
	112							
Total	(7,266)	(1,717)	(616)	(880)	(874)	(1,256)	(3,024)	(8,367)

The carrying amount of derivative financial liabilities comprises £70m (2024: £162m) in relation to fair value hedges, £5m (2024: £15m) in relation to cash flow hedges and £36m (2024: £8m) not designated as hedging instruments, totalling £111m (2024: £185m), of which £7m (2024: £59m) have been classified as current and £104m (2024: £126m) as non-current liabilities in the statement of financial position.

The carrying amount of derivative financial assets comprises £10m (2024: £21m) in relation to fair value hedges, £51m (2024: £43m) in relation to cash flow hedges and £51m (2024: £10m) not designated as hedging instruments, totalling £112m (2024: £74m), of which £50m (2024: £35m) have been classified as current and £62m (2024: £39m) as non-current assets in the statement of financial position.

The Group has ample liquidity and access to debt capital markets, providing the ability to repay or refinance borrowings as they mature and to fund ongoing requirements. At 31 December 2025, the Group had access to a $3.5bn committed bank facility maturing in November 2030, which was undrawn. This facility backs up short-term borrowings, and has pricing linked to three Corporate Responsibility performance targets, for which 2026 will be the first year in which performance will be measured. All borrowings that mature within the next three years can be covered by the facility and by utilising available cash resources. The committed bank facility is not subject to a financial covenant and there are no financial covenants in any outstanding public bonds.

Market risk

The Group's primary market risks are interest rate fluctuations and exchange rate movements. Derivatives are used to manage the risks associated with interest rate and exchange rate movements and the Group does not enter into speculative derivatives. Where the impact of derivatives on the income statement and the statement of financial position could be significant, hedge accounting is applied (subject to satisfying the required criteria) as described in 'Hedge accounting' below. The Group has entered into cross-currency interest rate swaps in 2025 to increase its exposure to debt in euro and Japanese yen. This provides a hedge of part of the Group's earnings in those currencies, but the nature of the Group's assets in those currencies on a reported basis means that the interest rate swaps do not qualify for net investment hedge accounting. Derivatives used by the Group for hedging a particular risk are not specialised and are generally available from numerous sources. The Group is also exposed to changes in the market value of its venture capital investments as described in note 15. The impact of market risks on net post-employment benefit obligations and taxation is excluded from the following market risk sensitivity analysis.

Interest rate exposure management

The Group's interest rate exposure management policy aims to minimise interest costs with an acceptable level of year-on-year volatility. To achieve this, the Group uses fixed rate term debt and interest rate swaps to give a target mix of fixed rate and floating rate borrowings. Interest rate derivatives are used only to hedge an underlying risk and no net market positions are held.

At 31 December 2025, including the effect of interest rate swaps, 66% of gross bank and bond borrowings were at fixed rates. A 100 basis point reduction in short-term interest rates would result in an estimated decrease in annual net finance costs of £23m (2024: £28m), based on the composition of financial instruments including cash, cash equivalents, bank loans and commercial paper borrowings at 31 December 2025. A 100 basis point rise in short-term interest rates would result in an estimated increase in net finance costs of £23m (2024: £28m).

17 Financial instruments (continued)

The impact on net equity of a theoretical change in interest rates as at 31 December 2025 is restricted to the change in carrying value of floating rate to fixed rate interest rate derivatives in a designated cash flow hedge relationship (of which there were none at 31 December 2025) and of interest rate derivatives not designated as hedging instruments. A 100 basis point reduction in interest rates would result in an estimated decrease in net equity of £4m (2024: nil) and a 100 basis point increase in interest rates would increase net equity by an estimated amount of £4m (2024: nil). The impact of a change in interest rates on the carrying value of fixed rate borrowings in a designated fair value hedge relationship would be offset by the change in carrying value of the related interest rate derivative. Fixed rate borrowings not in a designated hedging relationship are carried at amortised cost.

Foreign currency exposure management
Translation exposures arise on the earnings and net assets of individual businesses whose operational currencies are other than sterling. Some of these exposures are offset by denominating borrowings in US dollars, euros and other currencies. Currency exposures on transactions denominated in a foreign currency are generally hedged using forward contracts. In addition, recurring transactions and future investment exposures may be hedged, in advance of becoming contractual. The precise policy differs according to the specific circumstances of the individual businesses. Highly predictable future cash flows may be covered for transactions expected to occur during the next 24 months (50 months for the Scientific, Technical & Medical subscription businesses) within limits defined according to the period before the transaction is expected to become contractual. Cover takes the form of foreign exchange forward contracts. Further information is provided in 'Cash flow hedges' below.

A theoretical weakening of all currencies by 10% against sterling at 31 December 2025 would decrease the carrying value of net assets, excluding net borrowings, by £792m (2024: £852m). This would be offset to a degree by a decrease in net borrowings of £654m (2024: £683m). A strengthening of all currencies by 10% against sterling at 31 December 2025 would increase the carrying value of net assets, excluding net borrowings, by £792m (2024: £852m) and increase net borrowings by £654m (2024: £683m).

A retranslation of the Group's net profit for the year, assuming a 10% weakening of all foreign currencies against sterling but excluding transactional exposures, would reduce net profit by £170m (2024: £156m). A 10% strengthening of all foreign currencies against sterling on this basis would increase net profit for the year by £170m (2024: £156m).

Credit risk
The Group seeks to manage interest rate risk and limit foreign exchange risks described above by the use of financial instruments and as a result has a credit risk from the potential non-performance by the counterparties to these financial instruments, which are unsecured. The amount of this credit risk is normally restricted to the amounts of any hedge gain and not the principal amount being hedged. The Group also has a credit exposure to counterparties for the full principal amount of cash and cash equivalents. Credit risks are controlled by monitoring the credit quality of these counterparties, principally licensed commercial banks and investment banks with strong long-term credit ratings, and the amounts outstanding with each of them.

The Group has treasury policies in place which do not allow concentrations of risk with individual counterparties and do not allow significant treasury exposures with counterparties which are rated lower than A-/A3 by Standard & Poor's, Moody's and Fitch. At 31 December 2025, cash and cash equivalents totalled £131m (2024: £119m), of which 93% (2024: 91%) was held with banks rated A-/A3 or better.

The Group also has credit risk with respect to trade receivables due from its customers, which include national and state governments, academic institutions and large and small enterprises including insurance companies, law firms and life science companies. The concentration of credit risk from trade receivables is limited due to the large and broad customer base. Trade receivable exposures are managed locally in the business areas where they arise. Where appropriate, business areas seek to minimise this exposure by taking payment in advance and through management of credit terms. Expected credit losses are based on management's assessment of the risk taking into account the ageing profile, experience and circumstance. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, recorded in the statement of financial position.

Included within trade receivables are the following amounts which are past due, after considering loss allowance:

	2023 GBPm	2024 GBPm	**2025 GBPm**
Up to one month	259	217	**210**
2 to 3 months	130	130	**132**
4 to 6 months	56	57	**52**
Greater than 6 months	35	24	**19**
Total past due	480	428	**413**

17 Financial instruments (continued)

Hedge accounting
The hedging relationships that are designated under IFRS 9 – Financial Instruments are described below.

Fair value hedges
The Group has entered into interest rate swaps and cross-currency interest rate swaps to hedge the exposure to changes in the fair value of fixed rate borrowings due to interest rate and foreign currency movements which could affect the income statement. The table below details the designated fair value hedge relationships that were in place at 31 December 2025, swapping fixed rate term debt issues denominated in US dollars (USD) and euros to floating rate USD and euro debt respectively for the whole or part of their term, together with the related fixed and floating rates.

FAIR VALUE HEDGE RELATIONSHIPS	31 December 2024 Principal amount GBPm	31 December 2025 Principal amount GBPm	Fixed rate	Floating rate
€600m bond and €600m/$669.3m cross-currency interest rate swaps maturing 2025	(535)	–	1.3%	USD SOFR+1.5%
$750m bond and $750m interest rate swaps maturing 2030	(599)	**(558)**	3.0%	USD SOFR+1.8%
€750m bond and €750m interest rate swaps maturing 2031	(620)	**(654)**	3.8%	Euribor+0.9%
$500m bond and $500m interest rate swaps maturing 2032	(399)	**(372)**	4.8%	USD SOFR+2.0%
	(2,153)	**(1,584)**		

The gains and losses on the borrowings and related derivatives designated as fair value hedges, which are included in the income statement as part of finance costs, together with the total carrying values of the borrowings and related derivatives included in the statement of financial position, for the three years ended 31 December 2023, 2024 and 2025 were as follows:

GAINS/(LOSSES) ON BORROWINGS AND RELATED DERIVATIVES AND CARRYING VALUES	1 January 2023 GBPm	Fair value movement gain/(loss) GBPm	Redemption/ close-out GBPm	Exchange gain/(loss) GBPm	31 December 2023 GBPm	Carrying values GBPm
USD debt	141	(22)	(16)	(6)	97	(871)
Related interest rate swaps	(143)	21	16	6	(100)	(100)
	(2)	(1)	–	–	(3)	(971)
EUR debt	70	(61)	–	(2)	7	(1,600)
Related interest rate swaps	(70)	60	–	2	(8)	(8)
	–	(1)	–	–	(1)	(1,608)
Total relating to USD and EUR debt	211	(83)	(16)	(8)	104	(2,471)
Total related interest rate swaps	(213)	81	16	8	(108)	(108)
Net loss on borrowings and related derivatives/total carrying value	(2)	(2)	–	–	(4)	(2,579)

Overview

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Corporate responsibility

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Financial statements and other information

17 Financial instruments (continued)

GAINS/(LOSSES) ON BORROWINGS AND RELATED DERIVATIVES AND CARRYING VALUES	1 January 2024 GBPm	Fair value movement gain/(loss) GBPm	Redemption/ close-out GBPm	Exchange gain/(loss) GBPm	31 December 2024 GBPm	Carrying values GBPm
USD debt	97	14	-	3	114	(875)
Related interest rate swaps	(100)	(16)	-	(3)	(119)	(119)
	(3)	(2)	-	-	(5)	(994)
EUR debt	7	12	-	1	20	(1,133)
Related interest rate swaps	(8)	(12)	-	(1)	(21)	(21)
	(1)	-	-	-	(1)	(1,154)
Total relating to USD and EUR debt	104	26	-	4	134	(2,008)
Total related interest rate swaps	(108)	(28)	-	(4)	(140)	(140)
Net loss on borrowings and related derivatives/total carrying value	(4)	(2)	-	-	(6)	(2,148)

GAINS/(LOSSES) ON BORROWINGS AND RELATED DERIVATIVES AND CARRYING VALUES	1 January 2025 GBPm	Fair value movement gain/(loss) GBPm	Redemption/ close-out GBPm	Exchange gain/(loss) GBPm	31 December 2025 GBPm	Carrying values GBPm
USD debt	114	(39)	-	(8)	67	(855)
Related interest rate swaps	(119)	41	-	8	(70)	(70)
	(5)	2	-	-	(3)	(925)
EUR debt	20	(29)	-	(2)	(11)	(664)
Related interest rate swaps	(21)	29	-	2	10	10
	(1)	-	-	-	(1)	(654)
Total relating to USD and EUR debt	134	(68)	-	(10)	56	(1,519)
Total related interest rate swaps	(140)	70	-	10	(60)	(60)
Net (loss)/gain on borrowings and related derivatives/total carrying value	(6)	2	-	-	(4)	(1,579)

All fair value hedges were highly effective throughout the three years ended 31 December 2025.

$200m of bonds that were due to be repaid in August 2027 were redeemed early in December 2023. These bonds had been swapped to floating rate in a fair value hedge relationship as described above, and on the early redemption the fair value adjustment to the bonds of £16m was expensed in full to the income statement as part of finance costs. The related derivatives were closed out with a cash outflow of £16m.

Cash flow hedges
As part of the Group's interest rate exposure management, it has entered into certain cross-currency interest rate derivatives, individual components of which have been accounted for as cash flow hedges (with the remaining components accounted for as fair value hedges, as described above). These comprised interest rate derivatives which swapped a fixed rate €600m bond, issued in May 2015 and which matured in May 2025, to floating rate USD debt for the whole of its term. The component relating to the swap of the euro credit margin to USD was accounted for as a cash flow hedge under IFRS 9, with the amount associated with foreign currency basis spreads recorded in the cost of hedging reserve. No balances remain in respect of these derivatives following their maturity in 2025.

As part of the Group's foreign currency exposure management, it has entered into forward foreign exchange contracts which fix the exchange rate on a portion of future foreign currency subscription revenues forecast by the businesses for up to 50 months. These have been accounted for as cash flow hedges under IFRS 9 of the forecast foreign currency revenues, with gains and losses on the forward contracts deferred in the hedge reserve until the related revenue is recognised, at which time the accumulated gains and losses are reclassified to the income statement.

Overview

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Corporate responsibility

Financial review

Governance

Financial statements
and other information

17 Financial instruments (continued)

Movements in the hedge reserve and the cost of hedging reserve in 2024 and 2025, including gains and losses on cash flow hedging instruments, were as follows (stated before related deferred tax balances):

	Interest rate hedge reserve GBPm	Cost of hedging reserve GBPm	Foreign currency hedge reserve GBPm	Total GBPm
Hedge reserve at 31 December 2023: (losses)/gains deferred	-	(4)	40	36
(Losses)/gains arising in 2024	(5)	6	10	11
Amounts recognised in income statement	2	-	(22)	(20)
Hedge reserve at 31 December 2024: (losses)/gains deferred	**(3)**	**2**	**28**	**27**
Gains/(losses) arising in 2025	**2**	**(2)**	**55**	**55**
Amounts recognised in income statement	**1**	-	**(37)**	**(36)**
Hedge reserve at 31 December 2025: gains deferred	**-**	**-**	**46**	**46**

All cash flow hedges were highly effective throughout the two years ended 31 December 2025.

A deferred tax debit of £11m (2024: £6m) in respect of the above gains and losses at 31 December 2025 was also deferred in the hedge reserve.

Of the amounts recognised in the income statement in the year, gains of £37m (2024: £22m) were recognised in revenue, and losses of £1m (2024: £2m) were recognised in finance costs. A tax debit of £9m (2024: £5m) was recognised in relation to these items.

The deferred gains and losses on foreign currency cash flow hedges at 31 December 2025 are currently expected to be recognised in the income statement in future years as shown in the table below, together with the principal amount of hedges relating to each year. The carrying values of these hedges are included within derivative assets and liabilities in the statement of financial position:

	Foreign currency hedge reserve GBPm	Principal amount of hedges GBPm
2026	**20**	**563**
2027	**20**	**495**
2028	**6**	**234**
2029	**-**	**14**
Total	**46**	**1,306**

The cash flows for these hedges are expected to occur in line with the recognition of the gains and losses in the income statement, or in the preceding year. These cash flows are included in the table on page 171.

18 Inventories and pre-publication costs

Accounting policy
Inventories and pre-publication costs are stated at the lower of cost, including appropriate attributable overhead, and estimated net realisable value. Such costs typically comprise direct internal labour costs and externally commissioned editorial and other fees.

Pre-publication costs, representing costs incurred in the origination of content prior to publication, are expensed systematically reflecting the expected sales profile over the estimated economic lives of the related products, generally up to five years.

Annual reviews are carried out to assess the recoverability of carrying amounts.

	2024 GBPm	2025 GBPm
Pre-publication costs	302	**291**
Finished goods	29	**20**
Total	331	**311**

During the year, pre-publication costs of £102m (2024: £92m) were capitalised. The related amortisation charge was £89m (2024: £77m).

19 Trade and other receivables

Accounting policy
Trade receivables are stated net of a loss allowance for expected credit losses.

	2024 GBPm	2025 GBPm
Trade receivables	2,306	2,258
Loss allowance	(122)	(96)
	2,184	2,162
Prepayments and accrued income	283	293
Current tax receivable	42	13
Net finance lease receivable	2	-
Total	2,511	2,468

Trade receivables are predominantly non-interest bearing and their carrying amounts approximate to their fair value.

The movements in the loss allowance during the year were as follows:

	2024 GBPm	2025 GBPm
At start of year	119	122
Charge for the year	17	15
Trade receivables written off	(13)	(40)
Exchange translation differences	(1)	(1)
At end of year	122	96

20 Trade and other payables

Accounting policy
Deferred income is recognised when either a customer has paid consideration, or RELX has an unconditional right to an amount of consideration, in advance of the goods and services being delivered.

Trade payables, accruals and other payables are predominantly non-interest-bearing and are stated at their nominal values.

	2024 GBPm	2025 GBPm
Trade payables	223	89
Accruals	851	978
Social security and other taxes	181	195
Other payables	539	616
Deferred income	2,328	2,390
Total	4,122	4,268

Trade and other payables are predominantly non-interest bearing and their carrying amounts approximate to their fair value.

Materially all of the opening deferred income balance has been recognised in the reporting period.

21 Debt

Accounting policy
Borrowings are recorded initially at fair value and subsequently carried at amortised cost, other than fixed rate borrowings in designated hedging relationships for which the carrying amount of the hedged portion of the borrowings is subsequently adjusted for the gain or loss attributable to the hedged risk. When the related derivative in such a hedging relationship expires, is sold or terminated, or no longer qualifies for hedge accounting, the cumulative change in fair value of the hedged borrowing is amortised in the income statement over the period to maturity of the borrowing using the effective interest method.

21 Debt (continued)

	2024			2025		
	Falling due within 1 year GBPm	Falling due in more than 1 year GBPm	Total GBPm	**Falling due within 1 year GBPm**	**Falling due in more than 1 year GBPm**	**Total GBPm**
Financial liabilities measured at amortised cost:						
Short-term bank loans, overdrafts and commercial paper	762	-	762	**887**	**-**	**887**
Term debt	-	3,551	3,551	**654**	**4,110**	**4,764**
Lease liabilities	38	65	103	**30**	**67**	**97**
Term debt in fair value hedging relationships	492	1,516	2,008	**-**	**1,519**	**1,519**
Term debt previously in fair value hedging relationships	120	-	120	**-**	**-**	**-**
Total	**1,412**	**5,132**	**6,544**	**1,571**	**5,696**	**7,267**

The total fair value of financial liabilities measured at amortised cost (excluding lease liabilities) is £5,611m (2024: £4,193m). The total fair value of term debt in fair value hedging relationships is £1,581m (2024: £2,068m). The total fair value of term debt previously in fair value hedging relationships is nil (2024: £121m).

RELX PLC has given guarantees in respect of certain long-term and short-term borrowings issued by subsidiaries. Included within term debt above are debt securities issued by RELX Capital Inc., a 100% indirectly owned finance subsidiary of RELX PLC, which have been registered with the US Securities and Exchange Commission. RELX PLC has fully and unconditionally guaranteed these securities, which are not guaranteed by any other subsidiary of RELX PLC.

Analysis by year of repayment

	2024				2025			
	Short-term bank loans, overdrafts and commercial paper GBPm	Term debt GBPm	Lease liabilities GBPm	Total GBPm	**Short-term bank loans, overdrafts and commercial paper GBPm**	**Term debt GBPm**	**Lease liabilities GBPm**	**Total GBPm**
Within 1 year	762	612	38	1,412	**887**	**654**	**30**	**1,571**
Within 1 to 2 years	-	619	13	632	**-**	**436**	**13**	**449**
Within 2 to 3 years	-	412	12	424	**-**	**696**	**13**	**709**
Within 3 to 4 years	-	658	12	670	**-**	**702**	**12**	**714**
Within 4 to 5 years	-	753	9	762	**-**	**1,056**	**9**	**1,065**
After 5 years	-	2,625	19	2,644	**-**	**2,739**	**20**	**2,759**
After 1 year	-	5,067	65	5,132	**-**	**5,629**	**67**	**5,696**
Total	**762**	**5,679**	**103**	**6,544**	**887**	**6,283**	**97**	**7,267**

Short-term bank loans, overdrafts and commercial paper were backed up at 31 December 2025 by a $3.5bn (£2.6bn) committed bank facility maturing in 2030. The committed bank facility was undrawn as at 31 December 2025 (2024: undrawn).

In March 2025, $750m of USD denominated term debt was issued with a fixed coupon of 4.75% and a maturity of 5 years and $750m with a fixed coupon of 5.25% and a maturity date of 10 years.

Analysis by currency

	2024				2025			
	Short-term bank loans, overdrafts and commercial paper GBPm	Term debt GBPm	Lease liabilities GBPm	Total GBPm	**Short-term bank loans, overdrafts and commercial paper GBPm**	**Term debt GBPm**	**Lease liabilities GBPm**	**Total GBPm**
US dollar	446	2,246	21	2,713	**828**	**2,667**	**12**	**3,507**
Pound sterling	8	-	30	38	**12**	**-**	**38**	**50**
Euro	295	3,433	29	3,757	**42**	**3,616**	**22**	**3,680**
Other currencies	13	-	23	36	**5**	**-**	**25**	**30**
Total	**762**	**5,679**	**103**	**6,544**	**887**	**6,283**	**97**	**7,267**

Included in the US dollar amounts for term debt above is nil (2024: £493m) of debt denominated in euros (nil) (2024: €600m) that was swapped into US dollars on issuance and against which there are related derivative financial instruments, which, as at 31 December 2025, had a fair value of nil (2024: £42m). Separately still included in the US dollar amounts for term debt above is £372m (2024: nil) of debt denominated in US dollars ($500m) (2024: nil) that was swapped into euros on issuance using cross-currency interest rates swaps which cannot be designated as hedging instruments and which, as at 31 December 2025, were derivative financial liabilities with a fair value of £32m (2024: nil); and £372m (2024: nil) of debt denominated in US dollars ($500m) (2024: nil) that was swapped into Japanese yen on issuance using cross-currency interest rates swaps which cannot be designated as hedging instruments and which, as at 31 December 2025, were derivative financial assets with a fair value of £27m (2024: nil).

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Financial review

Governance

Financial statements and other information

22 Lease arrangements

Accounting policy

All leases where RELX is the lessee (with the exception of short-term and low-value leases) are recognised in the statement of financial position. A lease liability is recognised based on the present value of the future lease payments, and a corresponding right-of-use asset is recognised. The right-of-use asset is depreciated over the shorter of the lease term or the useful life of the asset. Lease payments are apportioned between finance charges and a reduction of the lease liability.

Low-value items and short-term leases with a term of 12 months or less are not required to be recognised in the statement of financial position and payments made in relation to these leases are recognised on a straight-line basis in the income statement.

The leases held by the Group can be split into two categories: property and non-property. The Group leases various properties, principally offices, which have varying terms and renewal rights that are typical to the territory in which they are located.

Right-of-use assets

	2024 GBPm	2025 GBPm
At start of year	113	89
Additions	32	35
Remeasurement	5	1
Disposals	(9)	-
Depreciation	(50)	(37)
Exchange translation differences	(2)	(1)
At end of year	89	87

Lease liability

	2024 GBPm	2025 GBPm
Current		
Property	(37)	(29)
Non-property	(1)	(1)
Non-current		
Property	(63)	(65)
Non-property	(2)	(2)
Total	(103)	(97)

Interest expense on the lease liabilities recognised within finance costs was £4m (2024: £5m; 2023: £6m).

As at 31 December 2025, RELX was committed to leases with future cash outflows totalling £30m (31 December 2024: £7m) which had not yet commenced and as such are not accounted for as a liability as at 31 December 2025. A liability and corresponding right-of-use asset will be recognised for these leases at the lease commencement date.

Short-term and low-value lease expenses have been included in note 3.

23 Share capital and shares held in treasury

Accounting policy

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.

Share premium is the excess of the consideration received over the nominal value of the shares issued.

Shares of RELX PLC that are repurchased and not cancelled are classified as shares held in treasury. The consideration paid, including directly attributable costs, is recognised as a deduction from equity. Shares of RELX PLC that are purchased by the Employee Benefit Trust are also classified as shares held in treasury, with the cost recognised as a deduction from equity.

RELX PLC

CALLED UP SHARE CAPITAL – ORDINARY SHARES OF UK 14 $^{51}/_{116}$ PENCE EACH ALLOTTED, ISSUED AND FULLY PAID	No. of shares	2024 GBPm	No. of shares	2025 GBPm
At start of year	1,906,907,605	275	**1,880,844,719**	**272**
Issue of ordinary shares	2,937,114	-	**2,215,646**	**-**
Cancellation of ordinary shares	(29,000,000)	(3)	**(55,000,000)**	**(8)**
At end of year	1,880,844,719	272	**1,828,060,365**	**264**

NUMBER OF ORDINARY SHARES		Year ended 31 December		
	2024 Shares in issue net of treasury shares* (millions)	Shares in issue (millions)	Treasury shares (millions)	2025 Shares in issue net of treasury shares* (millions)
At start of year	1,881.5	**1,880.8**	**(24.9)**	**1,855.9**
Issue of ordinary shares	2.9	**2.2**	**-**	**2.2**
Repurchase of ordinary shares	(28.9)	**-**	**(39.5)**	**(39.5)**
Net release of shares by the employee benefit trust	0.4	**-**	**0.4**	**0.4**
Cancellation of ordinary shares	-	**(55.0)**	**55.0**	**-**
At end of year	1,855.9	**1,828.1**	**(9.0)**	**1,819.1**

* At 31 December 2025 the total shares in issue net of treasury shares is 1,819,061,446 (2024: 1,855,941,895).

All of the ordinary shares rank equally with respect to voting rights and rights to receive dividends, except for the shares held in treasury, which do not attract voting or dividend rights. There are no restrictions on the rights to transfer shares.

The issue of ordinary shares in the year relates to the exercise of share options.

During the year, RELX PLC repurchased 39.5m (2024: 28.9m; 2023: 30.9m) ordinary shares for an average price of 3,797p. Total consideration for these repurchased shares was £1,500m (2024: £1,000m; 2023: £800m). On 5 December 2025, RELX PLC announced a non-discretionary programme to repurchase further ordinary shares up to the value of £250m. At 31 December 2025, an accrual of £250m was recognised in respect of this non-discretionary commitment. A further 8.8m RELX PLC ordinary shares have been repurchased in January and February 2026 under this programme.

The Employee Benefit Trust purchases RELX PLC shares which, at the trustees' discretion, can be used in respect of the exercise of share options and to meet commitments under conditional share awards. During the year, the Employee Benefit Trust purchased 1.9m shares for a total cost of £76m (2024: £75m; 2023: £50m). At 31 December 2025, shares held by the Employee Benefit Trust were £153m (2024: £139m; 2023: £117m) at cost.

During 2025, 55m (2024: 29m) ordinary shares held in treasury were cancelled.

At 31 December 2025, RELX PLC shares held in treasury related to 4,891,047 (2024: 5,295,154; 2023: 5,663,529) ordinary shares held by the Employee Benefit Trust; and 4,107,872 (2024: 19,607,670; 2023: 19,712,193) ordinary shares held by the parent company.

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

24 Other reserves and translation reserve

	Total 2024 GBPm	**Translation reserve 2025 GBPm**	**Hedge reserve 2025 GBPm**	**Other reserves 2025 GBPm**	**Total 2025 GBPm**
At start of year	2,180	567	21	1,738	**2,326**
Profit attributable to shareholders	1,934	-	-	2,065	**2,065**
Dividends paid	(1,121)	-	-	(1,181)	**(1,181)**
Actuarial gains on defined benefit pension schemes	43	-	-	5	**5**
Fair value movements on cash flow hedges	11	-	55	-	**55**
Transfer to profit from cash flow hedge reserve	(20)	-	(36)	-	**(36)**
Tax recognised in other comprehensive income	(8)	-	(5)	(3)	**(8)**
Exchange differences on translation of foreign operations	175	(438)	-	-	**(438)**
Cancellation of shares	(850)	-	-	(1,922)	**(1,922)**
Increase in share based remuneration reserve (including tax)	79	-	-	79	**79**
Settlement of share awards	(53)	-	-	(62)	**(62)**
Acquisition of non-controlling interests	(44)	-	-	(22)	**(22)**
At end of year	2,326	**129**	**35**	**697**	**861**

The closing balance of other reserves in the consolidated statement of changes in equity of £732m (2024: £1,759m) is comprised of the hedge reserve £35m (2024: £21m); and other reserves £697m (2024: £1,738m).

Other reserves principally comprise retained earnings and the share based remuneration reserve. Movements in reserves during the period include the effects of profits generated during the period, share repurchases, changes in exchange rates and other items. Dividends paid during 2025 were £1,181m (2024: £1,121m). Refer to note 13 for further details.

55m (2024: 29m) ordinary shares held in treasury were cancelled resulting in a transfer of £1,922m between other reserves and shares held in treasury.

The decrease of £438m in the translation reserve is due to the net effect of changes in exchange rates during the period which decreased net debt by £95m and decreased assets (net of other liabilities) by £533m.

25 Related party transactions

Transactions with related parties were made in the normal course of business.

Transactions between RELX PLC and subsidiaries of the Group have been eliminated within the consolidated financial statements. Transactions with joint ventures and associates comprise sales of goods and services of £24.4m (2024: £23.3m; 2023: £17.4m). As at 31 December 2025, amounts owed by joint ventures and associates were £8.0m (2024: £6.6m; 2023: £6.6m) and amounts due to joint ventures and associates were £4.7m (2024: £1.6m; 2023: £2.3m). See note 6 for details of the Group's participation in defined benefit pension schemes.

Key management personnel are also related parties as defined by IAS 24 – Related Party Disclosures and comprise the Executive and Non-Executive Directors of RELX PLC. Key management personnel remuneration is set out below. For reporting purposes, salary, benefits and annual incentive payments are considered short-term employee benefits.

KEY MANAGEMENT PERSONNEL REMUNERATION	2023 GBPm	2024 GBPm	2025 GBPm
Salaries, other short-term employee benefits and non-executive fees	8	8	**8**
Share based remuneration*	14	14	**11**
Total	**22**	**22**	**19**

EXECUTIVE DIRECTORS		Salary GBP'000	Benefits GBP'000	Annual incentive GBP'000	Share based remuneration* GBP'000	Pension* GBP'000	Total GBP'000
Total Executive Directors	2023	2,190	97	3,808	14,354	241	20,690
	2024	2,245	109	3,576	14,322	247	20,499
	2025	**2,360**	**116**	**3,810**	**11,016**	**260**	**17,562**

* The figures for share based awards are calculated in accordance with the methodology set out in the UK adopted International Accounting Standards in conformity with the requirements of the Companies Act 2006 and IFRS accounting standards as issued by the International Accounting Standards Board. The figure for performance-related share based awards includes share price appreciation since the date the award was granted. Please see page 105 for further details. The pension value is calculated in accordance with the methodology set out in the UK Regulations.

NON-EXECUTIVE DIRECTORS	2023 GBP'000	2024 GBP'000	2025 GBP'000
Fees and benefits	1,566	1,781	**1,812**

The remuneration of non-executive directors comprises fees for services, and benefits primarily relating to tax filing support in respect of filings resulting from their directorships. No deemed benefits were provided during 2025 to former directors (2024: nil; 2023: nil). No loans, advances or guarantees have been provided on behalf of any director. The aggregate gains made by Executive Directors on the exercise of options during 2025 were £2.8m (2024: £11.7m; 2023: £6.7m).

26 Exchange rates

The following exchange rates have been applied in preparing the consolidated financial statements:

	Income statement			Statement of financial position	
	2023	2024	**2025**	2024	**2025**
Euro to sterling	1.15	1.18	**1.17**	1.21	**1.15**
US dollar to sterling	1.24	1.28	**1.32**	1.25	**1.35**

27 Approval of financial statements

The consolidated financial statements were approved and authorised for issue by the Board of Directors on 11 February 2026.

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

28 Related undertakings

A full list of related undertakings (comprising subsidiaries, joint ventures, associates and other significant holdings) as at 31 December 2025 is set out below. Unless where otherwise stated, all undertakings are held indirectly by RELX PLC, and the effective interest held by the Group is 100%.

Company name	Share class	Reg office
Australia		
Express VOI Pty Ltd	Ordinary	AUS2
Halkin Capital SPV 19 Pty Ltd	Ordinary	AUS2
IDVerse Pty Ltd	Ordinary	AUS2
LNRS Data Services (Australia) Pty Ltd	Ordinary	AUS1
OCR LABS APAC Holdings Pty Ltd	Ordinary	AUS2
OCR Labs ANZ Pty Ltd	Ordinary	AUS2
OCR Labs Global (Aus) Pty Ltd	Ordinary	AUS2
OCR Labs IDKit Pty Ltd	Ordinary	AUS2
OCR Labs IDVaaS Pty Ltd	Ordinary	AUS2
OCR Labs Pty Ltd	Ordinary	AUS2
RX Australia Pty Ltd	Ordinary	AUS1
RELX Holdings Australia Pty Ltd	Ordinary	AUS1
RELX Trading Australia Pty Limited	Ordinary	AUS1
Austria		
RELX Austria GmbH	Ordinary	AUT1
LexisNexis Verlag ARD ORAC GmbH	Ordinary	AUT1
Belgium		
LexisNexis B.V.	Ordinary	BEL1
Henchman B.V.	Ordinary	BEL2
Brazil		
Elsevier Editora Limitada	Quotas	BRA1
Gestora de Inteligencia de Credito S.A. (20%)[5]	Preferred, Ordinary	BRA6
LexisNexis Informações e Sistemas Empresariais Limitada	Quotas	BRA4
LexisNexis Serviços de Análise de Risco Limitada	Quotas	BRA5
MLex Brasil Mídia Mercadológica Limitada	Quotas	BRA3
Reed Exhibitions Alcântara Machado Limitada	Quotas	BRA2
Canada		
Corps Events IntCan.	Class A Voting	CAN3
Elsevier Canada Inc.	Class A Common	CAN2
LexisNexis Canada Inc.	Class B Voting	CAN1
PCLaw Time Matters Canada Inc. (51%)[5]	Common	CAN4
China		
Bakery China Exhibitions Co., Limited (25%)[4]	Ordinary	CHN1
Beijing Medtime Elsevier Education Technology Co., Limited (49%)[5]	Common	CHN2
Beijing Reed Elsevier Science and Technology Co Ltd[1]	Common	CHN19
C-One Energy (Guangzhou) Co., Limited	Ordinary	CHN5
Jingxunlingsi (Beijing) Information Technology Co Ltd[1]	Ordinary	CHN4
KeAi Communications Co., Limited (49%)[5]	Ordinary	CHN15
LexisNexis Information Technology Co. Limited	Ordinary	CHN4
LNRS Data Services (Greater China) Co. Ltd	Ordinary	CHN10
LexisNexis Risk Solutions (Shanghai) Information Technologies Co Limited	Registered Capital	CHN7
LNRS Data Services (Shanghai) Co Limited	Ordinary	CHN13
Reed Elsevier Information Technology (Beijing) Co Limited	Common	CHN3
Reed Exhibitions (China) Co., Limited	Ordinary	CHN4
Reed Exhibitions Hengjin Co., Limited (51%)[5]	Ordinary	CHN12
Reed Exhibitions Kuozhan (Shanghai) Co., Limited (60%)	Ordinary	CHN8
Reed Huabai Exhibitions (Beijing) Co., Limited (51%)[5]	Ordinary	CHN4
Reed Huaqun Exhibitions Co., Limited (52%)	Ordinary	CHN4
Reed Sinopharm Exhibitions Co., Limited (50%)[4]	Ordinary	CHN4
RX (China) Investment Co., Limited	Ordinary	CHN9
RX Huabo Exhibitions (Shenzhen) Co., Limited (65%)	Ordinary	CHN16
RX Huabo (Shenzhen) Technology Co. Limited[1]	Ordinary	CHN16
RX (Shenzhen) Co., Limited	Ordinary	CHN6
RX Technology (Shanghai) Co. Limited[1]	Ordinary	CHN18
Shanghai Datong Medical Information Technology Co., Limited	Ordinary	CHN17
Shanghai SinoReal Exhibitions Co., Limited (27.5%)[4]	Ordinary	CHN11
Z&R Exhibitions Co., Limited (27.5%)[4]	Ordinary	CHN14
Colombia		
LexisNexis Risk Solutions SAS	Ordinary	COL1
Denmark		
Elsevier A/S	Ordinary	DNK1

Company name	Share class	Reg office
Egypt		
Elsevier Egypt LLC	Ordinary	EGY1
France		
Elsevier Holding France SAS	Ordinary	FRA1
Elsevier Masson SAS	Ordinary	FRA1
Fircosoft SAS	Ordinary	FRA6
GIE EDI Data (83%) (in liquidation)	Ordinary	FRA2
LexisNexis Business Information Solutions SA	Ordinary	FRA2
LexisNexis Business Information Solutions Holding SA	Ordinary	FRA4
LexisNexis SA	Ordinary	FRA2
RELX France SAS	Ordinary	FRA3
RELX France Services SAS	Ordinary	FRA6
RX France SAS	Ordinary	FRA3
SAFI Salon Français et Internationaux SA (50%)[4]	Ordinary	FRA5
Germany		
Elsevier GmbH	Ordinary	DEU2
LexisNexis GmbH	Ordinary	DEU3
LexisNexis Intellectual Property Solutions GmbH	Ordinary	DEU5
RELX Deutschland GmbH	Ordinary	DEU1
RX Deutschland GmbH	Ordinary	DEU6
Tschach Solutions GmbH	Ordinary	DEU4
Hong Kong		
JC Exhibition and Promotion Limited (65%)	Ordinary	HNK4
JYLN Sager Limited	Ordinary	HNK2
LNRS Data Services (China) Limited	Ordinary	HNK1
Reed Exhibitions Limited	Ordinary	HNK4
RELX (Greater China) Limited	Ordinary	HNK3
India		
Reed Elsevier Publishing (India) Private Limited	Ordinary	IND1
Reed Manch Exhibitions Private Limited	Ordinary	IND1
Reed Triune Exhibitions Private Limited	Ordinary	IND1
RELX India Private Limited	Ordinary	IND1
Indonesia		
PT Reed Exhibitions Indonesia (70%)[4]	Series A, Series B	IDN1
PT RELX Information Analytics Indonesia	Common	IDN2
Irish Republic		
Elsevier (Ireland) Limited	Ordinary	IRL2
LexisNexis Risk Solutions (Europe) Limited	Ordinary	IRL1
RELX International Finance Designated Activity Company	Ordinary	IRL1
Israel		
LexisNexis Israel Ltd.	Ordinary	ISR1
Italy		
Elsevier S.R.L	Registered Capital	ITA1
ICIS Italia S.R.L	Quotas	ITA2
RX Italy S.R.L	Ordinary	ITA1
Japan		
Elsevier Japan KK	Ordinary	JPN1
LexisNexis Japan KK	Ordinary	JPN2
RX Japan Ltd	Ordinary	JPN2
Kingdom of Saudi Arabia		
RX Arabia LLC	Ordinary	KSA1
Korea (Republic of)		
Elsevier Korea LLC	Ordinary	KOR1
LexisNexis Legal and Professional Service Korea Limited	Ordinary	KOR1
Reed Exhibitions Korea Limited	Ordinary	KOR2
Reed Exporum Limited (60%)	Ordinary	KOR3
Reed K. Fairs Limited (70%)	Ordinary	KOR4
Macau		
Reed Exhibitions Macau Limited	Ordinary	MAC1

28 Related undertakings (continued)

Company name	Share class	Reg office
Malaysia		
LexisNexis Malaysia Sdn Bhd	Ordinary	MYS1
Mexico		
Human API Technologies, S. de R.L. de C.V.	Fixed	MEX2
Masson-Doyma Mexico, S.A.	Ordinary	MEX1
Reed Exhibitions Mexico S.A. de C.V.	Fixed	MEX1
Netherlands		
AGRM Solutions C.V.	Partnership Interest	NLD1
Caselex B.V.	Ordinary	NLD1
Elsevier B.V.	Ordinary	NLD1
ICIS Benchmarking Europe B.V.	Ordinary	NLD1
LexisNexis Business Information Solutions B.V.	Ordinary	NLD1
LNRS Data Services B.V.	Ordinary	NLD1
RELX Employment Company B.V.	Ordinary	NLD1
RELX Finance B.V.	Ordinary	NLD1
RELX Holdings B.V.[3]	Ordinary	NLD1
RELX Nederland B.V.	Ordinary	NLD1
RELX Overseas B.V.	Ordinary RE	NLD1
New Zealand		
LexisNexis NZ Limited	Ordinary	NZL1
Philippines		
Reed Elsevier Shared Services (Philippines) Inc.	Common	PHL1
Poland		
AI Digital Contracts Sp. z.o.o.	Ordinary	POL1
Elsevier Sp. z.o.o.	Ordinary	POL2
Singapore		
Elsevier (Singapore) Pte Limited	Ordinary	SGP1
OCR Labs Pte Limited	Ordinary	SGP3
LNRS Data Services Pte Limited	Ordinary	SGP1
RE (HAPL) Pte Limited (in strike off)	Ordinary	SGP1
RELX (Singapore) Pte Limited	Ordinary	SGP2
South Africa		
LexisNexis (Pty) Limited (78%)	Ordinary	ZAF1
LexisNexis Risk Management (Pty) Limited (78%)	Ordinary	ZAF1
LexisNexis South Africa Shared Services (Pty) Limited	Ordinary	ZAF1
Reed Events Management (Pty) Limited (90%)	Ordinary	ZAF1
Reed Exhibitions (Pty) Limited (90%)	Ordinary	ZAF1
Reed Exhibitions Group (Pty) Limited (90%)	Ordinary	ZAF1
Reed Venue Management (Pty) Limited (90%)	Ordinary	ZAF1
RELX (Pty) Limited	Ordinary	ZAF1
Spain		
Elsevier Espana S.L.U	Participations	ESP1
Sweden		
Behaviometrics AB	A, B, and C shares	SWE1
Taiwan		
Elsevier Taiwan LLC	Ordinary	TWN1
Thailand		
RX BITEC (Thailand) Co., Ltd (64%)	Ordinary	THA1
RELX Holding (Thailand) Co., Limited	Ordinary	THA2
RELX Information Analytics (Thailand) Co., Limited	Ordinary	THA3
RX Holding (Thailand) Co., Limited (40%)[5]	A Ordinary, B Preference	THA4
Turkey		
Elsevier STM Bilgi Hizmetleri Limited Sirketi	Ordinary	TUR1
OCR Labs Turkey Teknoloji Çözümleri Ticaret Limited Şirketi (in liquidation)	Ordinary	TUR3
Reed Tuyap Fuarcilik A.S. (50%)[4,6]	A Ordinary, B Ordinary	TUR2
United Arab Emirates		
Reed Exhibitions FZ-LLC	Ordinary	UAE1
RELX Middle East FZ-LLC	Ordinary	UAE2
United Kingdom		
Aistemos Limited	Ordinary	GBR3
Butterworths Limited	Ordinary	GBR3
Cordery Compliance Limited (71%)	Ordinary	GBR3

Company name	Share class	Reg office
Crediva Limited	Ordinary	GBR4
Elsevier Limited	Ordinary	GBR5
LexisNexis Risk Solutions UK Limited	Ordinary	GBR4
LNRS Data Services Limited	Ordinary	GBR1
Mack-Brooks Exhibitions Limited	Ordinary	GBR2
MLex Limited	Ordinary	GBR3
OCR Labs Global Limited	Ordinary	GBR1
Offshore Europe (Management) Limited	Ordinary	GBR2
Offshore Europe Partnership (50%)	Partnership Interest	GBR2
RE (RCB) Limited	Ordinary	GBR1
RE Secretaries Limited	Ordinary	GBR1
RE (SOE) Limited	Ordinary	GBR2
Reed Events Limited	Ordinary	GBR2
Reed Exhibitions Limited	Ordinary	GBR2
RELX Finance Limited	Ordinary	GBR1
RELX Group plc[2]	Ordinary	GBR1
RELX (Holdings) Limited	Ordinary	GBR1
RELX (Investments) plc	Ordinary	GBR1
RELX Overseas Holdings Limited	Ordinary	GBR1
RELX (UK) Limited	Ordinary	GBR1
REV GP (UK) LLP (50%)	Membership Interest	GBR1
REV Venture Partners Limited	Ordinary	GBR1
REV V LP	Partnership Interest	GBR1
REV VI LP	Partnership Interest	GBR1
Tracesmart Limited	Ordinary	GBR4
United States		
Accuity Asset Verification Services Inc.	Common Stock	USA1
American Textile Machinery Exhibition-International, Inc. (40%)[5]	Common Stock	USA2
Aries Systems Corporation	Common Stock	USA2
Blue Sky Regulatory Solutions LLC	Common Stock	USA9
Dunlap-Hanna Publishers (50%)[6]	Partnership Interest	USA8
Elsevier Holdings Inc.	Common Stock	USA3
Elsevier Inc.	Common Stock	USA2
Elsevier STM Inc.	Common Stock	USA3
Enclarity, Inc.	Common Stock	USA1
Gaming Business Asia, LLC (50%)[6]	Membership Interest	USA2
Health Market Science, Inc.	Common Stock	USA1
HumanAPI Inc.	Common Stock	USA1
ID Analytics, LLC	Common Stock	USA1
Knovel Corporation	Common Stock	USA2
Knowable Inc	Common Stock	USA4
Legal InQuery Solutions Inc.	Common Stock	USA4
LexisNexis Claims Solutions Inc.	Common Stock	USA1
LexisNexis Coplogic Solutions Inc.	Common Stock	USA1
LexisNexis of Puerto Rico, Inc.	Common Stock	USA6
LexisNexis Risk Data Management, LLC	Membership Interest	USA1
LexisNexis Risk Holdings Inc.	Common Stock	USA1
LexisNexis Risk Solutions Inc.	Common Stock	USA1
LexisNexis Risk Solutions FL Inc.	Common Stock	USA1
LexisNexis Special Services Inc.	Common Stock	USA10
LexisNexis VitalChek Network Inc.	Common Stock	USA1
LNRS Data Services Inc.	Common Stock	USA1
Matthew Bender & Company, Inc.	Common Stock	USA2
MLex US, Inc.	Common Stock	USA2
OCR Labs Global (USA) Inc	Common Stock	USA1
PCLaw Time Matters LLC (51%)[6]	Membership Interest	USA7
Portfolio Media, Inc.	Common Stock	USA2
Reed Technology and Information Services LLC	Membership Interest	USA2
RELX Capital Inc.	Common Stock	USA3
RELX Inc.	Common Stock	USA2
RELX Risks Inc.	Common Stock	USA5
REV IV Partnership LP	Partnership Interest	USA3
SAFI Americas LLC (50%)[6]	Membership Interest	USA2
SageStream, LLC	Membership Interest	USA1
The Reed Elsevier Ventures 2011 Partnership LP	Partnership Interest	USA3
The Reed Elsevier Ventures 2013 Partnership LP	Partnership Interest	USA3
The Remick Publishers (50%)[6]	Partnership Interest	USA2
ThreatMetrix, Inc.	Common Stock	USA8
World Compliance, Inc.	Common Stock	USA1
Vietnam		
Reed Exhibitions Vietnam Limited Liability Company (64%)	Ordinary	VIE1

Overview
Market segments
Corporate responsibility
Financial review
Governance
Financial statements and other information

28 Related undertakings (continued)

Registered offices

Australia
AUS1:	Tower 2, 475 Victoria Avenue, Chatswood NSW 2067
AUS2:	LexisNexis Risk Solutions, 201 Pacific Highway, Suite 4.03, Level 4, St Leonards

Austria
AUT1:	Trabrennstrasse 2A, 1020 Wien

Belgium
BEL1:	Oudenaardseheerweg 129, 9810 Nazareth
BEL2:	Moutstraat 64, bus 502, 9000 Ghent, Belgium

Brazil
BRA1:	Av. Almirante Barroso 81, Sala 33A114, Rio de Janeiro, 20031-004
BRA2:	Rua Bela Cintra no. 1200, 10th floor, Sao Paulo, 01415-002
BRA3:	Avenida Paulista 2300, Andar Pilotis, Sao Paulo, SP 01 310-300
BRA4:	Rua Funchal, 538, 4º Andar, Conj. 42, Salas 4, 5 e 6, Vila Olímpia, Sao Paulo, 04551-060
BRA5:	Alameda Rio Negro, 161, conjunto 704, Alphaville Industrial, Barueri, São Paulo, 06464-000
BRA6:	Alameda Araguaia, 2104, conjuntos 81A a 84A, Alphaville Industrial, Barueri, São Paulo, 06455-000

Canada
CAN1:	111 Gordon Baker Road, Suite 900, Toronto, Ontario, M2H 3R1
CAN2:	500-4428 boul. Saint-Laurent Montréal (Québec) H2W 1Z5
CAN3:	555 Richmond Street West, Suite 405, Toronto ON M5V 3B1
CAN4:	199 Bay Street, 4000, Toronto, Ontario, M5L 1A9

China
CHN1:	Zhongkun Building, Room 612, Gaoliangqiaoxie Street, No. 59, Haidan District, Beijing, 100044
CHN2:	Room 516, 5th Floor, Building 22, Area 11, No. 38, Xueyuan Road, Haidian District, Beijing, 100191
CHN3:	Oriental Plaza, No. 1 East Chang An Ave, Tower W1, 7th Floor, Unit 1-7, Dong Cheng District, Beijing, 100738
CHN4:	Ping An International Finance Centre, Room 1504-1505, 15th Floor, Tower A-101, 3-24 Floor, Xinyuan South Road, Chaoyang District, Beijing, 100027
CHN5:	Unit B1303-1 & 1305, 13F Center Plaza, 161 Linhe Road West, Tianhe District Guangzhou
CHN6:	Unit 303, 3F, Tower 3 Kerry Plaza ,No.1 Zhong Xin Si Road, Fu Tian District, Shenzhen
CHN7:	Unit A-1, 5th Floor, No. 567, Tianshan West Road, Changning District, Shanghai
CHN8:	Intercontinental Center, 42F, 100 Yutong Road, Zhabei District, Shanghai, 200070
CHN9:	Room 319, 238 Jiangchangsan Road, Jing'an District, Shanghai
CHN10:	Unit D-4, 8th Floor, No. 567 Tianshan West Road, Changning District
CHN11:	Building 2, Room No. 3895, Changjiang Avenue, No. 161, Changliang Farm, Chongming County, Shanghai
CHN12:	Floor 2, No.979, Yunhan Road, Nicheng Town, Pudong New District, Shanghai, 200000
CHN13:	Unit D-2, 8th Floor, No 567 Tianshan West Road, Changning District, Shanghai
CHN14:	A0208, 1st Floor, Building 2, Yard 66, Yanfu Road, Yancun Tow, Fangshan District, Beijing
CHN15:	16 Donghuangchenggen North Street, Beijing, 100717
CHN16:	Shenzhen International Chamber of Commerce Tower, Room 1801-1802, 1805, Fuhua 3rd Road, Futian District, Shenzhen, 518048
CHN17:	5/F Unit A, Digital China Centre No. 567 Tianshan West Road, ChangNing District, Shanghai, 200335
CHN18:	Room 726, 1256-1258 Wan Rong Road, Jing An District, Shanghai
CHN19:	Oriental Plaza, No. 1 East Chang An Ave, Tower W1, 7th Floor, Unit 12C, Dong Cheng District, Beijing, 100738

Colombia
COL1:	Philippe Prietocarrizosa & Uria Abogados, Carrera 9 No. 74-08 Oficina 105, Bogota, d.c., 76600

Denmark
DNK1:	Niels Jernes Vej 10, 9220, Aalborg East

Egypt
EGY1:	Land Mark Office Building, 2nd Floor, 90th Street, City Center, 5th Settlement, New Cairo, Cairo

Registered offices

France
FRA1:	65 Rue Camille Desmoulins, 92130, Issy les Moulineaux
FRA2:	141 rue de Javel, 75015, Paris
FRA3:	52 Quai de Dion Bouton, 92800, Puteaux
FRA4:	Immeuble Technopolis, 350 rue Georges Besse, 30000, Nimes
FRA5:	6-8 rue Chaptal, 75009, Paris
FRA6:	Immeuble Vivacity, 151-155 rue de Bercy, 75012, Paris

Germany
DEU1:	Volklinger Strasse 4, 40219, Dusseldorf
DEU2:	Bernhard-Wicki-Strasse 3/5 80636 München
DEU3:	Heerdter Sandberg 30, 40549, Dusseldorf
DEU4:	Stephanienstrasse 86, 76133 Karlsruhe
DEU5:	Joseph-Schumpeter-Allee 33, 53227, Bonn
DEU6:	Johannstrasse 1, 40476 Düsseldorf

Hong Kong
HNK1:	Room 1917, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay
HNK2:	Flat 1019B, 10/F, Liven House, No. 61-63 King Yip Street, Kwun Tong, Kowloon
HNK3:	11/F Oxford House, Taikoo Place, 979 King's Road, Quarry Bay
HNK4:	17th Floor, One Island East, Taikoo Place, 18 Westlands Road, Quarry Bay

India
IND1:	818, 8th Floor, Indraprakash Building, 21 Barakhamba Road, New Delhi, Delhi, 110001

Indonesia
IDN1:	APL Tower Central Park 26th Floor Unit T3 Jl. S. Parman Kav., 28, Grogol, Pertamburan Jakarta Barat 11470
IDN2:	Gedung World Trade Center, 3 Lt. 20 Spaces JL Jend Sudirman Kav 29-31, Karet Kuningan, Setiabudi,Kota Adm. Jakarta Selatan, DKI Jakarta 12940

Irish Republic
IRL1:	Riverside One, Sir John Rogerson's Quay, Dublin 2, DO2 X576
IRL2:	4th Floor, South Block, Rockfield Central, Dundrum, Dublin, D16 R6VO

Israel
ISR1:	Meitar, Attorneys at Law, 16 Abba Hillel Road, Ramat Gan 5250608

Italy
ITA1:	Via Marostica 1, 20146, Milan
ITA2:	Studio Colombo e Associati, Via San Damiano 9, 20122, Milan

Japan
JPN1:	1-9-15 Higashi-Azabu, Minato-Ku Tokyo 106-0044
JPN2:	11F, Yaesu Central Tower, Tokyo Midtown Yaesu, 2-2-1 Yaesu Chuo-ku, Tokyo 104-0028

Kingdom of Saudi Arabia
KSA1:	Riyadh, Financial Boulevard 13519, Al Aqeeq District

Korea (Republic of)
KOR1:	206 Noksapyeong-daero, Yongsan-gu, 140-861, Seoul
KOR2:	1622-24 Block A, Tera Tower II, 201 Songpa-daero, Songpa-gu, Seoul
KOR3:	Story 2003 Bldg, 5, Baekjegobun-ro 9-gil, Songpa-gu, Seoul, 05561, Republic of Korea
KOR4:	1602-03 Block A, Tera Tower II, 201 Songpa-daero, Songpa-gu, Seoul, Korea

Macau
MAC1:	Rua De Xangai, No. 175 Edif. Associacao Comercial de Macau, 11 Andar, Bloco K

Malaysia
MYS1:	Suite 29-1, Level 29, Vertical Corporate, Tower B, Avenue 10, The Vertical, 59200 Bangsar South City, Kuala Lumpur

Mexico
MEX1:	Avenida Paseo de la Reforma 243, Piso 15, Col. Cuauhtemoc, Mexico City, 06500
MEX2:	Av. Real de Acueducto #240 Nùmero Interior 181, interior D, piso 18 , Col. Puerta de Hierro, Zapopan, Jalisco

Netherlands
NLD1:	Radarweg 29, 1043 NX Amsterdam

28 Related undertakings (continued)

Registered offices

New Zealand

NZL1:	Level 1, 138 The Terrace, P.O. Box 472, Wellington 6011

Philippines

PHL1:	Building H, 2nd Floor, U.P. Ayalaland TechnoHub, Commonwealth Avenue, Quezon City, Metro Manila, 1101

Poland

POL1:	Plac Grunwaldzki 23-27, 50-365 Wroclaw
POL2:	Al. JJana Pawla II, 22, 00-133, Warszawa

Singapore

SGP1:	3 Killiney Road, #08-01, Winsland House 1, 239519
SGP2:	9 Raffles Place, #26-01, Republic Plaza, 048619
SGP3:	21 Tan Quee Lan Street, #02-04, Heritage Place, 188108

South Africa

ZAF1:	Building 8, Country Club Estate Office Park, 21 Woodlands Drive, Woodmead, Gauteng, 2191

Spain

ESP1:	C/ Josep Tarradellas 20-30, 1º / 20029, Barcelona

Sweden

SWE1:	Aurorum 8, 977 75 Lulea

Taiwan

TWN1:	RM. N905, 9/F, No.96, Zhong Shan N. Road SEC.2, Taipei,10449

Thailand

THA1:	Sathorn Nakorn Building, Floor 32, No. 100/68-69 North Sathon Road, Silom, Bangrak, Bangkok, 10500
THA2:	14th Floor, CTI Tower, 191/70-73 Ratchadapisek Road, Khwaeng Klongtoey, Klongtoey, Bangkok, 10110
THA3:	The Offices at Central World, Office R06, 999/9 Rama I Road, Pathumwan, Bangkok 10330
THA4:	No. 99, OSC Building, 4th Floor, Room No. S-01, Moo 5, KingKaeo Road, Racha Thewa Sub-district Bang Phli District, Samut Prakan Province

Turkey

TUR1:	Maslak Mah. Bilim Sokak Sun Plaza Kat:13 Sisli-Maslak, Istanbul
TUR2:	Tuyap Fuar ve Kongre Merkezi, Cumhuriyet Mah. Hadimkoy Yolu Cad. No:9/4 , 34500 Buyukcekmece, Istanbul
TUR3:	Maslak Mah. Sumer Sok. Ayazaga Is Merkezi Sitesi B. Blok No:1B, Ic Kapi No:3, Sariyer, Istanbul

United Arab Emirates

UAE1:	Office 303, 3rd Floor Arjaan Office Tower Al Sufouh Complex, PO Box 502425, Dubai Media City, Dubai
UAE2:	Al Sufouh Complex, Office nos. 404, 405, 406 & 407, Dubai Media City, Dubai

United Kingdom

GBR1:	1-3 Strand, London, WC2N 5JR
GBR2:	Gateway House, 28 The Quadrant, Richmond, Surrey, TW9 1DN
GBR3:	Lexis House, 30 Farringdon Street, London, EC4A 4HH
GBR4:	Global Reach, Dunleavy Drive, Cardiff, CF11 0SN
GBR5:	125 London Wall, London, EC2Y 5AS

United States

USA1:	1000 Alderman Dr., Alpharetta, GA 30005
USA2:	230 Park Ave, New York, NY 10169
USA3:	Suite 501, 1105 North Market St, Wilmington, DE 19801
USA4:	9443 Springboro Pike, Miamisburg, OH 45342
USA5:	c/o Aon Insurance Managers (USA) Inc, 100 Bank Street, Suite 630 Burlington, Vermont 05401
USA6:	#1095 Wilson, Ste 3, San Juan, PR 00907
USA7:	2235 Gateway Access Point, Suite 300, Raleigh, NC, 27607
USA8:	101 Park Avenue, 24th Floor, New York, NY 10178
USA9:	50 Hampshire Street, Cambridge MA 02139
USA10:	1775 Greensboro Station Drive , Suite 425E, McLean VA 22102

Vietnam

VIE1:	2nd Floor, Kova Center, 92G-92H Nguyen Huu Canh Street, Ward no. 22, District. Binh Thanh, Ho Chi Minh City

[1] Nominee companies controlled by the Group based on management's assessments

[2] Directly held by the Company

[3] Undertakings that hold shares in itself

[4] Undertakings with other share classes held by third parties

[5] Associated Undertaking

[6] Joint Venture

The Group operates a branch in Qatar

The following UK subsidiaries will take advantage of the audit exemption set out within Section 479A of the Companies Act 2006 supported by guarantees issued by RELX PLC over their liabilities for the year ended 31 December 2025.

Company name	Registration number
Aistemos Limited	08644182
Butterworths Limited	02826955
Cordery Compliance Limited	07931532
Crediva Limited	06567484
Mack-Brooks Exhibitions Limited	00967560
MLex Limited	05488651
Offshore Europe (Management) Limited	02318214
RE (RCB) Limited	03396524
RE (SOE) Limited	02330299
Reed Events Limited	05893942
RELX (Holdings) Limited	05807690
RELX (Investments) plc	05810043
RELX Overseas Holdings Limited	09489059
REV Venture Partners Limited	04226986
Tracesmart Limited	03827062

Five year summary

	2021 GBPm	2022 GBPm	2023 GBPm	2024 GBPm	**2025** **GBPm**
RELX consolidated financial information					
Growth rates					
Underlying revenue growth	+7%	+9%	+8%	+7%	**+7%**
Underlying adjusted operating profit growth	+13%	+15%	+13%	+10%	**+9%**
Adjusted earnings per share growth (at constant currency)	+17%	+10%	+11%	+9%	**+10%**
Adjusted figures[1]					
Revenue	7,244	8,553	9,161	9,434	**9,590**
EBITDA	2,697	3,174	3,544	3,724	**3,846**
Operating profit	2,210	2,683	3,030	3,199	**3,342**
Operating margin	30.5%	31.4%	33.1%	33.9%	**34.8%**
Net interest expense	(133)	(194)	(314)	(296)	**(283)**
Profit before tax	2,077	2,489	2,716	2,903	**3,059**
Tax charge	(384)	(530)	(553)	(652)	**(688)**
Net profit attributable to shareholders	1,689	1,961	2,156	2,241	**2,358**
Cash flow	2,230	2,709	2,962	3,101	**3,301**
Cash flow conversion	101%	101%	98%	97%	**99%**
Return on invested capital	11.9%	12.5%	14.0%	14.8%	**15.4%**
Earnings per share (pence)	87.6p	102.2p	114.0p	120.1p	**128.5p**
Dividend[2]					
Ordinary dividend per share (pence)	49.8p	54.6p	58.8p	63.0p	**67.5p**
Reported figures					
Revenue	7,244	8,553	9,161	9,434	**9,590**
Operating profit	1,884	2,323	2,682	2,861	**3,027**
Net interest expense	(142)	(201)	(315)	(298)	**(286)**
Profit before tax	1,797	2,113	2,295	2,557	**2,750**
Tax charge	(326)	(481)	(507)	(613)	**(672)**
Net profit attributable to shareholders	1,471	1,634	1,781	1,934	**2,065**
Net margin	20.3%	19.1%	19.4%	20.5%	**21.5%**
Cash generated from operations	2,476	3,061	3,370	3,521	**3,735**
Net debt	6,017	6,604	6,446	6,563	**7,201**
Earnings per share (pence)	76.3p	85.2p	94.1p	103.6p	**112.6p**

(1) Adjusted figures are presented as additional performance measures used by management. Further details on the adjusted measures can be found in the Alternative performance measures section on pages 198 to 206.

(2) Dividend per ordinary share is based on the interim dividend and proposed final dividend for the relevant year.

RELX PLC
company only
financial statements

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Financial statements
and other information

RELX PLC statement of total comprehensive income

FOR THE YEAR ENDED 31 DECEMBER	Note	2024 GBPm	2025 GBPm
Dividend income	12	549	**2,943**
Administration and other expenses		(4)	**(3)**
Other income		70	**15**
Operating profit		615	**2,955**
Finance income		-	**-**
Finance costs		-	**-**
Net finance income		-	**-**
Profit before tax		615	**2,955**
Current tax	4	(17)	**(4)**
Tax expense		(17)	**(4)**
Net profit for the year		598	**2,951**

There is no other comprehensive income other than the profit stated above.

RELX PLC statement of cash flows

FOR THE YEAR ENDED 31 DECEMBER	Note	2024 GBPm	2025 GBPm
Cash flows from operating activities			
Cash generated from operations	5	65	**10**
Tax paid (net)		(27)	**(17)**
Net cash from/(used in) operating activities		38	**(7)**
Cash flows from investing activities			
Dividends received	12	549	**2,943**
Decrease/(increase) in amounts due from subsidiary undertakings	12	1,487	**(297)**
Cash generated from investing activities		2,036	**2,646**
Cash flows from financing activities			
Dividends paid to shareholders	6	(1,121)	**(1,181)**
Repurchase of ordinary shares	10	(1,000)	**(1,500)**
Proceeds on issue of ordinary shares	10	47	**42**
Net cash used in financing activities		(2,074)	**(2,639)**
Net cash used in activities		-	**-**
Cash and cash equivalents at the start and end of the year		-	**-**

RELX PLC statement of financial position

FOR THE YEAR ENDED 31 DECEMBER	Note	2024 GBPm	2025 GBPm
Non-current assets			
Investments in subsidiary undertakings	7	18,351	**18,360**
		18,351	**18,360**
Current assets			
Receivables: amounts due from subsidiary undertakings	12	26	**323**
Total assets		18,377	**18,683**
Current liabilities			
Taxation	4	17	**4**
Other payables	8	153	**251**
Total liabilities		170	**255**
Net assets		18,207	**18,428**
Capital and reserves			
Share capital	10	272	**264**
Share premium	10	1,605	**1,647**
Shares held in treasury	10	(582)	**(252)**
Capital redemption reserve		50	**58**
Other reserves		201	**210**
Merger reserve		11,150	**11,150**
Net profit for the year		598	**2,951**
Reserves		4,913	**2,400**
Shareholders' equity		18,207	**18,428**
Total equity		18,207	**18,428**

The RELX PLC Company financial statements were approved by the Board of Directors and authorised for issue on 11 February 2026. They were signed on its behalf by:

N L Luff
Chief Financial Officer

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Financial statements and other information

RELX PLC statement of changes in equity

	Note	Share capital GBPm	Share premium GBPm	Shares held in treasury GBPm	Capital redemption reserve [1] GBPm	Other reserves [2] GBPm	Merger reserve [1] GBPm	Net profit GBPm	Reserves [3] GBPm	Total GBPm
Balance at 1 January 2024		275	1,558	(435)	47	189	11,150	1,846	5,041	19,671
Total comprehensive income for the year		-	-	-	-	-	-	598	-	598
Dividends paid [4]	6	-	-	-	-	-	-	-	(1,121)	(1,121)
Repurchase of ordinary shares	10	-	-	(1,000)	-	-	-	-	-	(1,000)
Cancellation of shares	10	(3)	-	853	3	-	-	-	(853)	-
Issue of ordinary shares, net of expenses	10	-	47	-	-	-	-	-	-	47
Equity instruments granted to employees of the Group	7	-	-	-	-	12	-	-	-	12
Transfer of net profit to reserves		-	-	-	-	-	-	(1,846)	1,846	-
Balance at 1 January 2025		**272**	**1,605**	**(582)**	**50**	**201**	**11,150**	**598**	**4,913**	**18,207**
Total comprehensive income for the year		-	-	-	-	-	-	2,951	-	2,951
Dividends paid [4]	6	-	-	-	-	-	-	-	(1,181)	(1,181)
Repurchase of ordinary shares	10	-	-	(1,600)	-	-	-	-	-	(1,600)
Cancellation of shares	10	(8)	-	1,930	8	-	-	-	(1,930)	-
Issue of ordinary shares, net of expenses	10	-	42	-	-	-	-	-	-	42
Equity instruments granted to employees of the Group	7	-	-	-	-	9	-	-	-	9
Transfer of net profit to reserves		-	-	-	-	-	-	(598)	598	-
Balance at 31 December 2025		**264**	**1,647**	**(252)**	**58**	**210**	**11,150**	**2,951**	**2,400**	**18,428**

(1) The capital redemption and merger reserve do not form part of the distributable reserves balance.

(2) Other reserves relate to equity instruments granted to employees of the Group under shared based remuneration arrangements, and do not form part of the distributable reserves balance.

(3) Distributable reserves at 31 December 2025 were £5,099m (2024: £4,929m) comprising net profit and reserves, net of shares held in treasury.

(4) Refer to note 13 of the RELX consolidated financial statements on page 163 for further dividend disclosure.

Notes to RELX PLC financial statements

1 Basis of preparation and accounting policies

The financial statements of RELX PLC are prepared in accordance with UK adopted International Accounting Standards in conformity with the requirements of the Companies Act 2006 and IFRS accounting standards as issued by the International Accounting Standards Board.

The RELX PLC financial statements should be read in conjunction with the Group consolidated financial statements and notes presented on pages 138 to 185, which are also presented as the RELX PLC consolidated financial statements. See the Basis of preparation of the Group consolidated financial statements on page 143. The financial results of RELX PLC are included in the Group consolidated financial statements on pages 138 to 185.

The principal activity of RELX PLC is being the parent company for RELX, as described in note 1 of the Group consolidated financial statements on page 143. The RELX PLC financial statements are prepared on a going concern basis, as explained on page 77. The RELX PLC financial statements are prepared on the historical cost basis.

Foreign exchange translation
Unless otherwise indicated, all amounts in the financial statements are in millions of pound sterling. Differences in subtotals in the financial statements may arise due to rounding adjustments applied during calculations. The symbols GBP and £ used throughout the financial statements relate to pound sterling.

Transactions in foreign currencies are recorded at the rate of exchange prevailing on the date of the transaction. Non-monetary assets and liabilities that are measured at historical cost in foreign currencies are translated using the exchange rate at the date of the transaction. At each statement of financial position date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the statement of financial position date. Exchange differences arising are recorded in the income statement.

Taxation
Refer to note 9 of the Group consolidated financial statements on pages 157 to 160 for the taxation accounting policies.

Investment in subsidiary undertaking
The investment in the subsidiary undertaking is stated at cost, less provision, if appropriate, for any impairment in value. The fair value of the award of share options and conditional shares over RELX PLC ordinary shares to employees of the Group are treated as a capital contribution to the investment.

Impairment reviews
RELX PLC assesses the investment in the subsidiary undertaking for impairment whenever events or changes in circumstances indicate that the carrying value of the investment may not be recoverable. If any such indication of impairment exists, RELX PLC makes an estimate of the recoverable amount. If the recoverable amount of the investment is less than the value of the investment, the investment is considered to be impaired and is written down to its recoverable amount. An impairment loss is recognised immediately in the income statement.

Financial instruments
Financial instruments comprise receivables from subsidiaries and other payables.

Financial assets and liabilities are initially recognised on the date that the Company becomes a party to the contractual provisions of the instrument. A financial asset is derecognised when the rights to receive cash flows from the asset have expired. A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires.

Receivables from subsidiaries are recorded initially at fair value and subsequently carried at amortised cost, after allowing for any impairment losses calculated using the expected credit loss model on a forward-looking basis.

Other payables are predominantly non-interest-bearing and are stated at their nominal values.

Credit risk management
RELX PLC's main exposure to credit risk relates to amounts due from subsidiaries. Amounts due from subsidiaries are stated net of provisions for bad and doubtful debts. The credit risk of each subsidiary is influenced by the industry and country in which they operate; however, the company considers the credit risk of subsidiaries to be low as it has visibility of, and the ability to influence, their cash flows.

Share capital, share premium and shares held in treasury
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects. Share premium is the excess of the consideration received over the nominal value of the shares issued. Shares of RELX PLC that are repurchased and not cancelled are classified as shares held in treasury. The consideration paid, including directly attributable costs, is recognised as a deduction from equity.

Guarantees and contingent liabilities
Financial guarantee contracts are recorded at fair value on initial recognition and subsequently assessed for any changes in the risk of default which would result in an expense recorded in the income statement.

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Financial review

Governance

Financial statements and other information

2 Auditor's remuneration

The parent company financial statements of RELX PLC are required to comply with the Companies (Disclosure of Auditor Remuneration and Liability Limitation Agreements) Regulations 2008. For details of the remuneration of the auditors, please refer to note 4 of the consolidated financial statements on page 149.

3 Directors' remuneration

Remuneration paid to the directors in respect of their services to RELX PLC is borne by other group companies. Information about the remuneration of directors is provided in the Remuneration Report on pages 100 to 120 "audited sections". Information on key management compensation is provided in note 25 of the Group consolidated financial statements.

4 Taxation

	2024 GBPm	2025 **GBPm**
Current tax		
Current year	(17)	**(4)**
Total current tax charge	(17)	**(4)**

The BEPS Pillar Two Minimum Tax legislation was enacted in July 2023 in the UK with effect from 2024. RELX PLC has applied the temporary exception under IAS 12 in relation to the accounting for deferred taxes arising from the implementation of the Pillar Two rules. The rules, including the Side-by-Side agreement released by the OECD in January 2026, do not have a significant impact on the tax charge for RELX PLC.

The tax expense charged on profit before tax differs from the theoretical amount that would arise by applying the statutory tax rate to the accounting profit of the company, as follows:

	2024		2025	
	GBPm	%	**GBPm**	**%**
Profit before tax	615		**2,955**	
Tax at applicable rate of 25% (2024: 25%)	(154)	25.0 %	**(739)**	**25.0 %**
Non-taxable income	137	(22.3)%	**735**	**(24.9)%**
Tax expense	(17)	2.8 %	**(4)**	**0.1 %**

5 Statement of cash flows

The difference between operating profit and cash generated from operations is driven by dividends received of £2,943m (2024: £549m).

6 Dividends

Refer to note 13 of the Group consolidated financial statements on page 163.

7 Investment in subsidiary undertaking

	GBPm
At 1 January 2024	18,339
Equity instruments granted to employees of the Group	12
At 1 January 2025	**18,351**
Equity instruments granted to employees of the Group	**9**
At 31 December 2025	**18,360**

As at 31 December 2025, the market capitalisation of the Group was higher than the Company's carrying value of its investment in the Group. No indicators of impairment were identified during the year.

8 Other payables

This primarily relates to the accrual for share repurchases of £250m (2024: £150m). Refer to note 23 of the Group consolidated financial statements.

9 Financial instruments

Financial assets and liabilities measured at amortised cost in RELX PLC's statement of financial position comprise amounts due from subsidiaries (see note 12) and certain amounts reported within accounts payable and accrued liabilities (see note 8). The fair value of financial assets and liabilities measured at amortised cost at 31 December 2025 and 31 December 2024 approximates their carrying amount.

Information on financial risk management is presented in note 17 of the Group consolidated financial statements. No derivative financial instruments were held at 31 December 2025 or 31 December 2024.

10 Share capital, share premium and shares held in treasury

CALLED UP SHARE CAPITAL – ORDINARY SHARES OF UK 14 $^{51}/_{116}$ PENCE EACH ALLOTTED, ISSUED AND FULLY PAID	No. of shares	2024 GBPm	No. of shares	2025 GBPm
At start of year	1,906,907,605	275	**1,880,844,719**	**272**
Issue of ordinary shares	2,937,114	–	**2,215,646**	**–**
Cancellation of ordinary shares	(29,000,000)	(3)	**(55,000,000)**	**(8)**
At end of year	1,880,844,719	272	**1,828,060,365**	**264**

NUMBER OF ORDINARY SHARES	Year ended 31 December			
	2024 Shares in issue net of treasury shares* (millions)	Shares in issue (millions)	Treasury shares (millions)	2025 Shares in issue net of treasury shares* (millions)
At start of year	1,887.2	**1,880.8**	**(19.6)**	**1,861.2**
Issue of ordinary shares	2.9	**2.2**	**–**	**2.2**
Repurchase of ordinary shares	(28.9)	**–**	**(39.5)**	**(39.5)**
Cancellation of ordinary shares	–	**(55.0)**	**55.0**	**–**
At end of year	1,861.2	**1,828.1**	**(4.1)**	**1,824.0**

*At 31 December 2025 the total shares in issue net of treasury shares is 1,823,952,493 (2024: 1,861,237,049).

In 2025 the total consideration for share repurchases was £1,500m (2024: £1,000m).

The issue of ordinary shares in the year relates to the exercise of share options.

All of the ordinary shares rank equally with respect to voting rights and rights to receive dividends, except for shares held in treasury, which do not attract voting or dividend rights. There are no restrictions on the rights to transfer shares.

During 2025, 55m (2024: 29m) ordinary shares held in treasury were cancelled.

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Financial review

Governance

Financial statements and other information

11 Guarantees and contingent liabilities

There are financial guarantees given by RELX PLC in respect of debt within subsidiary undertakings:

	2024 GBPm	2025 GBPm
Contingent liabilities guaranteed by RELX PLC	6,524	7,179

Financial instruments disclosures in respect of the debt covered by the above guarantees are given in note 17 of the consolidated financial statements. The probability of default is remote and there was no change in the assessment of the risk of default during the year.

RELX PLC has issued guarantees over the liabilities of 15 of its UK subsidiaries which will be taking advantage of the audit exemption set out within Section 479A of the Companies Act 2006 for the year ended 31 December 2025. Refer to note 28 of the consolidated financial statements on page 182 for further details.

12 Related party transactions

Amounts due from subsidiary undertakings comprise receivables for guarantee fees, which are settled shortly after the end of the year, and balances with other Group companies in the UK resulting from cash pooling arrangements. These balances are non-interest-bearing and repayable on demand. RELX PLC considers that the fair value of the above receivables approximates to their carrying value.

As these are amounts due from other entities within the Group, RELX PLC has estimated the expected credit losses to be immaterial. Our historical experience of collecting these balances, supported by the level of default, confirms that the credit risk is low.

Related party balances with Group companies at 31 December were as follows:

	2024 GBPm	2025 GBPm
Amounts due from subsidiary undertakings	26	323

Transactions between RELX PLC and its subsidiaries were made in the normal course of business on normal market terms of trading and were as follows:

	2024 GBPm	2025 GBPm
Dividends received from shares in Group undertakings	549	2,943
Guarantee fee income from subsidiary undertakings	70	15

Information on key management personnel has been given in note 25 of the consolidated financial statements on page 181.

All transactions with subsidiaries and the Group's employees, which are related parties of RELX PLC, are reflected in these financial statements.

13 Related undertakings

Refer to note 28 of the Group consolidated financial statements on pages 182 to 185.

Other financial information

In this section

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

Financial summary in US dollars

Basis of preparation

The Group's consolidated financial information is presented in sterling. The financial summary is a simple translation of the Group's financial summary, as shown on page 2 of the 2025 Annual Report, into US dollars. It does not represent a restatement under US GAAP which would be different in some significant respects. Refer to note 26 on page 181 for exchange rates used.

Financial Summary

Adjusted figures	2024 USDm	2025 USDm	Change in USD	Change at constant currency	Underlying growth
Revenue	12,076	**12,659**	+5%	+4%	+7%
EBITDA	4,767	**5,077**			
Operating profit	4,095	**4,411**	+8%	+7%	+9%
Operating margin	33.9%	**34.8%**			
Net interest expense	(379)	**(374)**			
Profit before tax	3,716	**4,038**			
Tax charge	(835)	**(908)**			
Net profit attributable to shareholders	2,868	**3,113**			
Cash flow	3,969	**4,357**			
Cash flow conversion	97%	**99%**			
Earnings per share	$1.537	**$1.697**	10%	10%	

Reported figures	2024 USDm	2025 USDm	Change in USD
Revenue	12,076	**12,659**	+5%
Operating profit	3,662	**3,996**	+9%
Net interest expense	(381)	**(378)**	
Profit before tax	3,273	**3,630**	
Tax charge	(785)	**(887)**	
Net profit attributable to shareholders	2,476	**2,726**	
Net margin	20.5%	**21.5%**	
Cash generated from operations	4,507	**4,930**	
Net debt[1]	8,204	**9,721**	
Basic earnings per share	$1.327	**$1.486**	+12%

1   Statement of financial position exchange rates have been used to translate net debt. All other figures have been translated using the income statement exchange rates.

Business area analysis in US dollars

	Restated 2024 USDm	**2025 USDm**	Change in USD	Change at constant currency	**Underlying growth**
Revenue					
Risk	4,270	**4,600**	+8%	+7%	**+8%**
Scientific, Technical & Medical	3,359	**3,582**	+7%	+5%	**+5%**
Legal	2,199	**2,384**	+8%	+8%	**+9%**
Exhibitions	1,586	**1,566**	–1%	–2%	**+8%**
Print & print-related activities	662	**527**			
RELX Group	12,076	**12,659**	+5%	+4%	**+7%**
Adjusted Operating Profit					
Risk	1,578	**1,722**	+9%	+9%	**+10%**
Scientific, Technical & Medical	1,256	**1,366**	+9%	+7%	**+7%**
Legal	488	**548**	+12%	+11%	**+12%**
Exhibitions	509	**541**	+6%	+7%	**+9%**
Print & print-related, and unallocated costs	264	**234**			
RELX Group	4,095	**4,411**	+8%	+7%	**+9%**

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

Alternative performance measures

RELX uses a range of alternative performance measures (APMs) in the reporting of financial information, which are not defined by generally accepted accounting principles (GAAP) such as IFRS. These APMs are used by the Board and management as they believe they provide relevant information in assessing the Group's performance, position and cash flows, enable investors to track more clearly the core operational performance of the Group, and provide a clear basis for assessing RELX's ability to raise debt and invest in new business opportunities.

Management also uses these financial measures, along with IFRS financial measures, in evaluating the operating performance of the Group as a whole and of the individual business areas. These measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. The measures may not be directly comparable to similarly reported measures by other companies.

See below for key APMs used by the Group, along with a description of each measure, its purpose, details of the closest equivalent IFRS measure (where applicable) and a reference to where it has been used in the financial statements.

APMs used are calculated on the same basis as described in the prior year with the exception of underlying growth rates which have been refined following the change in segmental reporting. The effect of the restatement on the relevant APMs are shown in the tables below.

APM	CLOSEST EQUIVALENT IFRS MEASURE	DEFINITION AND RECONCILIATION TO CLOSEST EQUIVALENT IFRS MEASURE	PURPOSE	ANNUAL REPORT AND ACCOUNTS REFERENCE
Income statement				
Constant currency growth	No direct equivalent	Constant currency growth rates are based on 2024 full-year average and hedge exchange rates	Provides a measure of year-on-year growth excluding the impact of exchange rate movements	Financial highlights Chair's statement CEO report Business overview Market segments Financial review Directors' remuneration report
Underlying growth	No direct equivalent	Underlying revenue growth rates are calculated at constant currency and exclude revenue from acquisitions until twelve months after purchase, revenue of disposals and assets held for sale, print and print-related revenue and exhibition cycling. Underlying adjusted operating profit growth rates are calculated on the same basis except they do not exclude and exhibition cycling.	This is a key financial measure as it provides an assessment of year-on-year growth excluding the impact of acquisitions, disposals, exhibition cycling and exchange rate movements.	Financial highlights Chair's statement CEO report Business overview Market segments Financial review Directors' remuneration report

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

APM	CLOSEST EQUIVALENT IFRS MEASURE	DEFINITION AND RECONCILIATION TO CLOSEST EQUIVALENT IFRS MEASURE	PURPOSE	ANNUAL REPORT AND ACCOUNTS REFERENCE				
				As reported 2024 GBPm	Restated 2024 GBPm	**2025 GBPm**	As reported 2024 %	Restated 2024 %	**2025 %**

	As reported 2024 GBPm	Restated 2024 GBPm	**2025 GBPm**	As reported 2024 %	Restated 2024 %	**2025 %**
Components of reported revenue growth:						
Underlying revenue growth	569	600	**586**	+7%	+7%	**+7%**
Exhibitions cycling	69	69	**(48)**			
Acquisitions	15	15	**14**			
Disposals	(89)	(66)	**(91)**			
Print & print-related activities	-	(54)	**(109)**			
Total revenue growth at constant currency	564	564	**352**	+6%	+6%	**+4%**
Currency effect	(291)	(291)	**(196)**			
Revenue growth	273	273	**156**	+3%	+3%	**+2%**

In the business area the effect of the restatement is immaterial to Risk and Exhibitions and increases 2024 underlying revenue for each of Scientific, Technical & Medical and Legal is approximately 1%.

	As reported 2024 GBPm	Restated 2024 GBPm	**2025 GBPm**	As reported 2024 %	Restated 2024 %	**2025 %**
Components of adjusted operating profit growth:						
Underlying adjusted operating profit growth	287	294	**260**	+10%	+11%	**+9%**
Acquisitions	2	2	**(2)**			
Disposals	(12)	7	**(14)**			
Print & print-related activities	-	(26)	**(27)**			
Total adjusted operating profit growth at constant currency	277	277	**217**	+9%	+9%	**+7%**
Currency effect	(108)	(108)	**(74)**			
Adjusted operating profit growth	169	169	**143**	+6%	+6%	**+4%**

APM	CLOSEST EQUIVALENT IFRS MEASURE	DEFINITION AND RECONCILIATION TO CLOSEST EQUIVALENT IFRS MEASURE	PURPOSE	ANNUAL REPORT AND ACCOUNTS REFERENCE
Adjusted operating profit	Operating profit	Operating profit before amortisation of acquired intangible assets, acquisition and disposal related items, and grossed up to exclude the equity share of finance income, finance costs and taxes in joint ventures and associates	This is the key financial measure used by management to evaluate performance and allocate resources	Financial highlights Chair's statement CEO report Business overview Market segments Financial review Directors' remuneration report note 2

	Note	2024 GBPm	**2025 GBPm**
Operating profit	2,3	2,861	**3,027**
Adjustments:			
Amortisation of acquired intangible assets	2	258	**248**
Acquisition and disposal related items		69	**54**
Reclassification of tax in joint ventures and associates		12	**14**
Reclassification of net finance income in joint ventures and associates		(1)	**(1)**
Adjusted operating profit		3,199	**3,342**

APM	CLOSEST EQUIVALENT IFRS MEASURE	DEFINITION AND RECONCILIATION TO CLOSEST EQUIVALENT IFRS MEASURE	PURPOSE	ANNUAL REPORT AND ACCOUNTS REFERENCE
Adjusted operating margin	No direct equivalent	Calculated as adjusted operating profit divided by revenue	As above	Financial highlights Business overview Financial review
Earnings before interest, tax, depreciation and amortisation (EBITDA)	No direct equivalent	Calculated as adjusted operating profit before depreciation of property, plant and equipment (PPE) and right-of-use assets and amortisation of internally developed intangible assets, including pre-publication costs	Provides a measure of the operating performance of the business that is widely used by relevant stakeholders in evaluating company performance	Chair's statement Financial review

	Note	2024 GBPm	2025 GBPm
Adjusted operating profit	2	3,199	**3,342**
Total depreciation and other amortisation	2,3	525	**504**
EBITDA		3,724	**3,846**

APM	CLOSEST EQUIVALENT IFRS MEASURE	DEFINITION AND RECONCILIATION TO CLOSEST EQUIVALENT IFRS MEASURE	PURPOSE	ANNUAL REPORT AND ACCOUNTS REFERENCE
EBITDA Margin	No direct equivalent	Calculated as EBITDA divided by revenue	As above	Business overview Financial review
Adjusted net interest expense	Net interest expense	Reported net interest expense, less fair value movements on cross-currency interest rate swaps not designated as hedges, net interest on the defined benefit pension balance, plus the share of net finance income from joint ventures and associates	Provides a measure of the Group's interest expense for the funding of business operations that is comparable from year to year	Financial review

	Note	2024 GBPm	2025 GBPm
Net interest expense	7	(298)	**(286)**
Fair value movements on cross-currency interest rate swaps not designated as hedges[8]	7	–	**5**
Net interest on net defined benefit pension balance	6	1	**(3)**
Share of net finance income from joint ventures and associates		1	**1**
Adjusted net interest expense		(296)	**(283)**

APM	CLOSEST EQUIVALENT IFRS MEASURE	DEFINITION AND RECONCILIATION TO CLOSEST EQUIVALENT IFRS MEASURE	PURPOSE	ANNUAL REPORT AND ACCOUNTS REFERENCE
Adjusted profit before tax	Profit before tax	Profit before tax before amortisation of acquired intangible assets, acquisition and disposal related items, reclassification of taxes in joint ventures and associates, fair value movements on cross-currency interest rate swaps not designated as hedges, net interest on the net defined benefit pension balance and disposals and other non-operating items	Provides a measure used by management to evaluate performance and allocate resources	Financial highlights Financial review

	Note	2024 GBPm	2025 GBPm
Profit before tax		2,557	**2,750**
Adjustments:			
Amortisation of acquired intangible assets	2	258	**248**
Acquisition and disposal related items	2	69	**54**
Reclassification of tax in joint ventures and associates		12	**14**
Fair value movements on cross-currency interest rate swaps not designated as hedges[8]		–	**5**
Net interest on net defined benefit pension balance	6	1	**(3)**
Disposals and other non-operating items	8	6	**(9)**
Adjusted profit before tax		2,903	**3,059**

APM	CLOSEST EQUIVALENT IFRS MEASURE	DEFINITION AND RECONCILIATION TO CLOSEST EQUIVALENT IFRS MEASURE	PURPOSE	ANNUAL REPORT AND ACCOUNTS REFERENCE
Adjusted tax charge	Income tax expense	Tax expense excluding the deferred tax movements associated with goodwill and acquired intangible assets, tax on acquisition and disposal related items, reclassification of tax in joint ventures and associates, tax on fair value movements on cross-currency interest rate swaps not designated as hedges, tax on net interest on the net defined benefit pension balance and tax on disposals and other non-operating items	Provides a measure of the Group's tax expense relating to operating activities	Financial review

	Note	2024 GBPm	2025 GBPm
Tax charge	9	(613)	**(672)**
Adjustments:			
Deferred tax movements on goodwill and acquired intangible assets[2]		32	**35**
Other deferred tax credits from intangible assets[3]		(56)	**(55)**
Tax on acquisition and disposal related items		(14)	**(8)**
Reclassification of tax in joint ventures and associates		(12)	**(14)**
Tax on net interest on net defined benefit pension balance		-	**1**
Tax on fair value movements on cross-currency interest rate swaps not designated as hedges[8]		-	**(1)**
Tax on disposals and other non-operating items		11	**26**
Adjusted tax charge		(652)	**(688)**

APM	CLOSEST EQUIVALENT IFRS MEASURE	DEFINITION AND RECONCILIATION TO CLOSEST EQUIVALENT IFRS MEASURE	PURPOSE	ANNUAL REPORT AND ACCOUNTS REFERENCE
Effective tax rate	Income tax rate	Income tax expense expressed as a percentage of profit before tax. For a reconciliation between the net tax expense charged on profit before tax and the theoretical amount that would arise using the weighted average of tax rates applicable to accounting profits and losses of the consolidated entities, refer to note 9	Provides a measure of the Group's tax charge relative to its profit before tax that is comparable from year to year	Financial review note 9
Adjusted effective tax rate	No direct equivalent	Calculated as the adjusted tax charge as a percentage of adjusted profit before tax	Provides a measure of the Group's tax charge relative to its profit before tax that is comparable from year to year	Financial review

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

APM	CLOSEST EQUIVALENT IFRS MEASURE	DEFINITION AND RECONCILIATION TO CLOSEST EQUIVALENT IFRS MEASURE	PURPOSE	ANNUAL REPORT AND ACCOUNTS REFERENCE
Adjusted net profit attributable to shareholders	Net profit attributable to shareholders	Net profit attributable to shareholders before amortisation of acquired intangible assets, other deferred tax credits from intangible assets, acquisition and disposal related items, fair value movements on cross-currency interest rate swaps not designated as hedges, net interest on the net defined benefit pension balance, disposals and other non-operating items	Provides a measure of the Group's profitability after tax attributable to shareholders	Financial highlights Financial review

	2024 GBPm	**2025** **GBPm**
Net profit attributable to shareholders	1,934	**2,065**
Adjustments (post-tax):		
Amortisation of acquired intangible assets	290	**283**
Other deferred tax credits from intangible assets[3]	(56)	**(55)**
Acquisition and disposal related items	55	**46**
Fair value movements on cross-currency interest rate swaps not designated as hedges[8]	-	**4**
Net interest on net defined benefit pension balance	1	**(2)**
Disposals and other non-operating items	17	**17**
Adjusted net profit attributable to shareholders	2,241	**2,358**

Adjusted earnings per share	Earnings per share	Adjusted net profit attributable to shareholders divided by the weighted average number of shares	Provides a measure of the Group's earnings per share that is comparable from year to year	Financial highlights Chair's statement CEO report Business overview Financial review

	Note	2024	**2025**
Adjusted net profit attributable to shareholders (GBPm)		2,241	**2,358**
Weighted average number of shares (m)	10	1,865.9	**1,834.4**
Adjusted earnings per share (p)		120.1	**128.5**

APM	CLOSEST EQUIVALENT IFRS MEASURE	DEFINITION AND RECONCILIATION TO CLOSEST EQUIVALENT IFRS MEASURE	PURPOSE	FINANCIAL STATEMENT REFERENCE
Cash flow statement				
Adjusted cash flow	Cash generated from operations	Cash generated from operations plus dividends from joint ventures and associates less net capital expenditure on property, plant and equipment (PPE) and internally developed intangible assets, repayment of lease principal and sublease payments received and excluding pension recovery payments and payments in relation to acquisition and disposal related items.	Provides a measure of the Group's operating cash flow that is comparable from year to year	Financial highlights Financial review

	Note	2024 GBPm	2025 GBPm
Cash generated from operations	11	3,521	**3,735**
Adjustments:			
Dividends received from joint ventures and associates	15	37	**40**
Purchases of PPE	16	(20)	**(21)**
Expenditure on internally developed intangible assets		(464)	**(504)**
Payments in relation to acquisition and disposal related items		62	**89**
Pension recovery payment		26	**-**
Repayment of lease principal		(63)	**(40)**
Sublease payments received		2	**2**
Adjusted cash flow		3,101	**3,301**

APM	CLOSEST EQUIVALENT IFRS MEASURE	DEFINITION AND RECONCILIATION TO CLOSEST EQUIVALENT IFRS MEASURE	PURPOSE	FINANCIAL STATEMENT REFERENCE
Adjusted cash flow conversion	No direct equivalent	Adjusted cash flow divided by adjusted operating profit	Provides a measure of turning operating profit into cash	Financial highlights Business overview Financial review

	Note	2024 GBPm	2025 GBPm
Adjusted cash flow		3,101	**3,301**
Adjusted operating profit	2	3,199	**3,342**
Adjusted cash flow conversion		97%	**99%**

APM	CLOSEST EQUIVALENT IFRS MEASURE	DEFINITION AND RECONCILIATION TO CLOSEST EQUIVALENT IFRS MEASURE	PURPOSE	FINANCIAL STATEMENT REFERENCE
Free cash flow	Cash inflow from operating activities	Adjusted cash flow less net interest paid, cash tax paid, acquisition and disposal related payments	Provides a measure of cash flows that could be used for organic investment in the business, acquisitions, distribution of dividends, share buybacks or the repayment of debt	Financial review note 17

	Note	2024 GBPm	2025 GBPm
Adjusted cash flow		3,101	**3,301**
Interest paid (net)		(251)	**(261)**
Cash tax paid[4]	9	(662)	**(638)**
Payments in relation to acquisition and disposal related items		(62)	**(89)**
Free cash flow		2,126	**2,313**

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

APM	CLOSEST EQUIVALENT IFRS MEASURE	DEFINITION AND RECONCILIATION TO CLOSEST EQUIVALENT IFRS MEASURE	PURPOSE	FINANCIAL STATEMENT REFERENCE
Net capital employed	No direct equivalent	Net goodwill and acquired intangible assets, net internally developed intangible assets, net property, plant and equipment, right-of-use assets and investments less net pension balances and working capital	Provides a measure of the capital used in operations	Financial review

	Note	2024 GBPm	**2025 GBPm**
Goodwill and acquired intangible assets[5]		9,811	**9,327**
Internally developed intangible assets[5]	14	1,569	**1,675**
Property, plant and equipment[5], right-of-use assets[5] and investments		432	**454**
Net pension balances	6	21	**43**
Working capital		(1,262)	**(1,177)**
Net capital employed		10,571	**10,322**

Invested capital	No direct equivalent	Net capital employed, adjusted to add back accumulated amortisation and impairment of acquired intangible assets and goodwill, to remove non-operating investments and the gross up to goodwill in respect of deferred tax, and other items	Used to calculate the return on invested capital (see below)	Financial review Directors' report

	Note	2024 GBPm	**2025 GBPm**
Net capital employed		10,571	**10,322**
Accumulated amortisation and impairment of acquired intangible assets and goodwill		7,985	**7,728**
Non-operating investments	15	(88)	**(127)**
Deferred tax on goodwill and other		(1,371)	**(1,314)**
Invested capital		17,097	**16,609**

Return on invested capital (ROIC)	No direct equivalent	Post tax adjusted operating profit expressed as a percentage of average invested capital	This is a key financial measure used by management that demonstrates the efficiency of the use of capital	Financial highlights Business overview Financial review

	Note	2024	**2025**
Adjusted operating profit (GBPm)	2	3,199	**3,342**
Tax at adjusted effective rate (GBPm)		(720)	**(752)**
Adjusted effective tax rate		22.5%	**22.5%**
Adjusted operating profit after tax (GBPm)		2,479	**2,590**
Average invested capital (GBPm)[6]		16,743	**16,799**
ROIC		14.8%	**15.4%**

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

APM	CLOSEST EQUIVALENT IFRS MEASURE	DEFINITION AND RECONCILIATION TO CLOSEST EQUIVALENT IFRS MEASURE	PURPOSE	FINANCIAL STATEMENT REFERENCE
Capital expenditure	No direct equivalent	Additions to property, plant and equipment and internally developed intangible assets	Provides a measure of the amounts invested in new products and related infrastructure across the business	Chair's statement Financial review Directors' report Governance note 2

	Note	2024 GBPm	**2025 GBPm**
Additions to property, plant and equipment	16	20	**21**
Additions to internally developed intangible assets	14	464	**504**
Capital expenditure		484	**525**

Statement of financial position

APM	CLOSEST EQUIVALENT IFRS MEASURE	DEFINITION AND RECONCILIATION TO CLOSEST EQUIVALENT IFRS MEASURE	PURPOSE	FINANCIAL STATEMENT REFERENCE
Net debt/ net debt for leverage ratio	No direct equivalent	Net debt: debt less cash and cash equivalents, related derivative financial instruments and finance lease receivables	Provides a measure of the Group's level of indebtedness	Financial highlights Chair's statement Financial review Governance Directors' report note 17

	Note	2024 GBPm	**2025 GBPm**
Debt	11, 21	6,544	**7,267**
Cash and cash equivalents	11	(119)	**(131)**
Derivative financial instruments in fair value hedging relationships	11	140	**60**
Cross-currency interest rate swaps not designated as hedges	11	-	**5**
Finance lease receivables	11	(2)	**-**
Net debt	11	6,563	**7,201**
Pension obligation	6	165	**154**
Net debt for leverage ratio		6,728	**7,355**

APM	CLOSEST EQUIVALENT IFRS MEASURE	DEFINITION AND RECONCILIATION TO CLOSEST EQUIVALENT IFRS MEASURE	PURPOSE	FINANCIAL STATEMENT REFERENCE
Leverage ratios	No direct equivalent	For details of the closest equivalent IFRS measures to net debt and EBITDA, see above. For the purpose of calculating leverage ratios, share of results in joint ventures and associates, the equity share of finance income, finance costs, taxes and amortisation in joint ventures and associates, and acquisition and disposal related items are deducted from EBITDA	Provides a measure of the financial leverage of the Group	Chair's statement Financial review Governance

APM	CLOSEST EQUIVALENT IFRS MEASURE	DEFINITION AND RECONCILIATION TO CLOSEST EQUIVALENT IFRS MEASURE		PURPOSE		FINANCIAL STATEMENT REFERENCE	
			Note	2024 GBPm	**2025 GBPm**	2024 USDm[7]	**2025 USDm[7]**
EBITDA				3,724	**3,846**	4,767	**5,077**
Less joint venture and associates adjusted operating profit				(54)	**(57)**	(69)	**(75)**
Acquisition and disposal related items			2	(69)	**(54)**	(88)	**(71)**
EBITDA for leverage ratio				3,601	**3,735**	4,610	**4,931**
Net debt for leverage ratio				6,728	**7,355**	8,410	**9,929**
EBITDA for leverage ratio				3,601	**3,735**	4,610	**4,931**
Leverage ratio						1.8x	**2.0x**

Notes to the alternative performance measures tables

(1) Excludes amortisation of acquired intangibles.

(2) The adjusted tax charge excludes the movements in deferred tax assets and liabilities related to goodwill and acquired intangible assets, but includes the benefit of tax amortisation where available on acquired goodwill and intangible assets.

(3) Movements on deferred tax liabilities arising on acquired intangible assets that do not qualify for tax amortisation.

(4) Net of cash tax relief on acquisition and disposal related items and including cash tax impact of disposals.

(5) Net of accumulated depreciation and amortisation.

(6) Average of invested capital at the beginning and the end of the year, retranslated at average exchange rates for the year.

(7) EBITDA and net debt have been translated from sterling to US dollars using, respectively, average and year end exchange rates, as shown on page 181.

(8) Excludes fair value movements on cross-currency interest rate swaps not designated as hedges, and the adjusted tax charge excludes the tax on these movements. In the prior year there were no such amounts.

Sustainability Statement and other Corporate Responsibility Disclosures

In this section

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements
and other information

Sustainability Statement

General Disclosures (ESRS 2)

Contents

General information

Disclosures stemming from other legislation or sustainability reporting

ESRS Reference	Datapoint	Page number
ESRS 2 GOV-1	Board's gender diversity paragraph 21 (d)	212
ESRS 2 GOV-1	Percentage of board members who are independent paragraph 21 (e)	211
ESRS 2 GOV-4	Statement on due diligence paragraph 30	217
ESRS 2 SBM-1	Involvement in activities related to fossil fuel activities paragraph 40 (d) i	Not material
ESRS 2 SBM-1	Involvement in activities related to chemical production paragraph 40 (d) ii	Not material
ESRS 2 SBM-1	Involvement in activities related to controversial weapons paragraph 40 (d) iii	Not material
ESRS 2 SBM-1	Involvement in activities related to cultivation and production of tobacco paragraph 40 (d) iv	Not material
ESRS E1-1	Transition plan to reach climate neutrality by 2050 paragraph 14	219
ESRS E1	Undertakings excluded from Paris-aligned benchmarks	Not material
ESRS E1-4	GHG emission reduction targets paragraph 34	216
ESRS E1-5	Energy consumption from fossil sources disaggregated by sources (only high climate impact sectors) paragraph 38	Not material
ESRS E1-5	Energy consumption and mix paragraph 37	219
ESRS E1-5	Energy intensity associated with activities in high climate impact sectors paragraphs 40 to 43	Not material
ESRS E1-6	Gross Scope 1, 2, 3 and Total GHG emissions paragraph 44	220
ESRS E1-6	Gross GHG emissions intensity paragraphs 53 to 55	220
ESRS E1-7	GHG removals and carbon credits paragraph 56	Not material
ESRS E1-9	Exposure of the benchmark portfolio to climate-related physical risks paragraph 66	Not material
ESRS E1-9	Disaggregation of monetary amounts by acute and chronic physical risk paragraph 66 (a) Location of significant assets at material physical risk paragraph 66 (c).	Not material
ESRS E1-9	Degree of exposure of the portfolio to climate-related opportunities paragraph 69	Not material
ESRS S1-1	Human rights policy commitments paragraph 20	216, 223
ESRS S1-1	Due diligence policies on issues addressed by the fundamental International Labor Organisation Conventions 1 to 8, paragraph 21	216-217, 223
ESRS S1-1	S1-1 processes and measures for preventing trafficking in human beings paragraph 22	223
ESRS S1-1	S1-1 workplace accident prevention policy or management system paragraph 23	223
ESRS S1-3	S1-3 grievance/complaints handling mechanisms paragraph 32 (c)	224
ESRS S1-14	Number of fatalities and number and rate of work-related accidents paragraph 88 (b) and (c)	Not material
ESRS S1-14	Number of days lost to injuries, accidents, fatalities or illness paragraph 88 (e)	Not material
ESRS S1-16	Unadjusted gender pay gap paragraph 97 (a)	Not material
ESRS S1-16	CEO pay ratio paragraph 97 (b)	Not material
ESRS S1-17	Incidents of discrimination paragraph 103 (a)	Not material
ESRS S1-17	Non- respect of UNGPs on Business and Human Rights and OECD paragraph 104 (a)	225
ESRS 2- SBM3	Significant risk of child labour or forced labour in the value chain paragraph 11 (b)	226
ESRS S2-1	Human rights policy commitments paragraph 17	226
ESRS S2-1	Policies related to value chain workers paragraph 18	226
ESRS S2	Rights principles and OECD guidelines benchmarks	226
ESRS S2-1	Due diligence policies on issues addressed by the fundamental International Labor Organisation Conventions 1 to 8, paragraph 19	226
ESRS S2-4	Human rights issues and incidents connected to its upstream and downstream value chain paragraph 36	226
ESRS S4-1	Policies related to consumers and end-users paragraph 16	227
ESRS S4-1	Non-respect of UNGPs on Business and Human Rights and OECD guidelines paragraph 17	227-228
ESRS S4-4	Human rights issues and incidents paragraph 35	227-228
ESRS G1	United Nations Convention against Corruption paragraph 10 (b)	229-230
ESRS G1-1	Protection of whistle- blowers paragraph 10 (d)	229-230
ESRS G1-4	Fines for violation of anti-corruption and anti-bribery laws paragraph 24 (a)	230
ESRS G1-4	Standards of anti-corruption and anti- bribery paragraph 24 (b)	229-230

Basis of preparation

General basis for preparation (BP 1, BP 2)

This Sustainability Statement (the Sustainability Statement) has been prepared pursuant to the European Union Corporate Sustainability Reporting Directive (CSRD) and in accordance with the requirements of the European Sustainability Reporting Standards (ESRS) and EU Taxonomy disclosure requirements adopted by the European Commission. As these are relatively recent regulations still undergoing adoption and revision it is possible reporting will evolve as additional implementation guidance and revised standards become available.

RELX's reporting in accordance with European legal requirements does not alter its adherence to applicable laws in the United States, nor does it impose any additional legal obligations on its employees, facilities, or consumers in the United States.

The Sustainability Statement has been prepared on a consolidated basis covering global operations, on the same basis as the Group financial statements. It covers the Group's activities and its upstream and downstream value chain. The upstream value chain includes direct suppliers and the downstream value chain includes our direct customers.

No data requirements have been omitted using the option to omit a specific piece of information corresponding to intellectual property, know-how or the result of innovation.

Short, medium and long-term time horizons are defined in line with ESRS stipulations i.e. one year or less, one to five years, and over five years, respectively.

In some instances, it is not possible to collect primary data from all areas of the value chain for Scope 3 carbon emissions. Where suppliers are able to provide actual emissions data, this is used in our Scope 3 reporting. Where accurate data cannot be collected, we use GHG Protocol compliant methodologies using sector average factors to calculate the emissions.

The Corporate Responsibility Report (pages 34–63) contains information on key non-financial metrics including environment, people, community and supply chain. Within this Sustainability Statement we have incorporated by reference to other parts of the Annual Report where possible. Please see the table on page 231 for a list of items that are incorporated by reference and their locations.

Our reporting guidelines and methodology contains further information to help readers understand the metrics disclosed in this sustainability statement. See www.relx.com/additional-cr-resources.

Strategy, business model and value chain (SBM 1)

For more detailed information on our strategy and business model please see page 5.

RELX operates in four major market segments. According to the ESRS sector classification guidance, our Risk and Exhibitions (RX) business areas are categorised as Professional and Commercial Services and our Scientific, Technical and Medical (STM) and Legal business areas are categorised as Media and Communications. Revenue by business segment can be found in Note 2 of the Financial Statements on page 145.

Risk provides customers with information-based analytics and decision tools that combine public and industry-specific content with advanced technology and algorithms to assist them in evaluating and predicting risk and enhancing operational efficiency. Risk products and services align with SDG 16 (Peace, Justice and Strong Institutions) and SDG 10 (Reduced Inequalities), among others.

STM helps advance science and healthcare by combining high-quality, trusted scientific and medical information and data sets with innovative technologies to deliver critical insights that support better outcomes. STM makes a significant contribution to SDG 3 (Good Health and Well-Being), SDG 5 (Gender Equality), SDG 10 (Reduced Inequalities) and SDG 13 (Climate Action).

Legal helps its customers improve decision-making, achieve better outcomes and increase productivity by providing tools that combine legal, regulatory and business information with powerful analytics. Legal promotes SDG 16 (Peace, Justice and Strong Institutions).

Exhibitions combines industry expertise, digital tools, and data to help customers connect in-person and online, discover new markets, source products, generate leads and transact. RX helps advance SDG 9 (Industry Innovation and Infrastructure), SDG 10 (Reduced Inequalities), SDG 12 (Responsible Consumption and Production) and SDG 17 (Partnerships for the Goals). In addition, RX supports SDG 13 (Climate Action) through its Net Zero Events commitments and by using its event platforms to drive industry engagement in a net zero carbon future.

RELX has offices in about 40 countries and has 37,600 employees. For details on employee headcount by geographical area see page 150.

Upstream, RELX has a diverse supply chain with suppliers located in over 150 countries. These suppliers are spread across multiple categories including technology (e.g. software, cloud, hardware, and telecom), indirect (e.g. consulting, marketing, contingent labour and travel), and direct (e.g. data/content and production services, print/paper/bind, distribution).

Downstream, RELX serves professional and business customers in the Risk, Scientific, Technical & Medical, Legal and Exhibitions sectors.

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

Mapping the value chain



Procure	Produce	Distribute	Use	Post-use
Electronic				
Face-to-face				
Print				
▪ Data/content ▪ Materials/ Services ▪ Audit and monitoring	▪ Digital development ▪ Print ▪ Production	▪ Digital networks ▪ Logistics ▪ Sales	▪ Professional customers ▪ Government ▪ Other	▪ Further innovation and research ▪ New customer relationships

Sustainability related goals

We set CR related objectives and monitor progress against them, performance in these areas is highlighted in the Corporate Responsibility Report (see pages 34-63). Below is a summary of our 2025 CR objectives.

Unique Contributions

Universal, sustainable access to information
Increase the number of unique users of the RELX SDG Resource Centre by at least 10,000 additional unique users

Protection of society
Deploy financial inclusion flagship models which allow lenders to more easily detect fraud and other high-risk consumer behaviour, in support of SDG 10 (Reduced Inequalities)

Advance science and health
Advance research by women scientists in collaboration with the Falling Walls Foundation, providing access to resources, networks and training; partner with Indian public health platform, Swasti, to equip frontline workers with knowledge and skills to address the impact of extreme weather on human health, in support of SDG 3 (Good Health and Wellbeing); SDG 10 (Reduced Inequalities) and SDG 13 (Climate Action)

Promote the rule of law and access to justice
Provide research and training to Afghan women studying for law degrees in the United States in association with the American Bar Association, in support of SDG 16 (Peace, Justice and Strong Institutions)

Fostering communities
Create RX energy and waste emissions dashboard to monitor performance and publish RX event energy and waste emissions, in support of SDG 13 (Climate Action)

CR Governance

Security – Continued enhancement of our technical resilience posture across the business and expansion of applications and products covered by independent third-party assessments, aligned with SDG 16 (Peace, Justice and Strong Institutions)

Privacy – Optimise maintenance of records relating to processing activities, aligned with SDG 16 (Peace, Justice and Strong Institutions)

Responsible tax – Continue to advance African tax law codification pilots, aligned with SDG 16 (Peace, Justice and Strong Institutions)

Customers

Customer engagement – Systematic engagement with sales professionals throughout the business on the value of corporate responsibility for our customers, aligned with SDG 17 (Partnership for the Goals)

Quality – Update RELX Responsible AI Principles to reflect evolving technology, aligned with SDG 8 (Decent Work and Economic Growth)

Accessibility – Develop new accessibility design review process, aligned with SDG 10 (Reduced Inequalities)

People

Inclusion – Continue to engage colleagues globally through our Inspiring Inclusion programme, aligned with SDG 10 (Reduced Inequalities)

Pay equity – Continue to assess pay competitiveness and pay equity, aligned with SDG 8 (Decent Work and Economic Growth)

Well-being – Hold a virtual well-being summit bringing together wellness champions from across the business, in support of SDG 3 (Good Health and Well- Being)

Community

Employee community engagement – Update RELX Cares Champions materials and continue to increase engagement and participation, in support of SDG 17 (Partnerships For The Goals)

Philanthropic giving – Continue to improve our capability to respond to disasters and emergencies, in support of SDG 17 (Partnerships For The Goals)

Supply chain

Responsible Supply Chain – Increase number of suppliers that are Code signatories; continue using audits to ensure continuous improvement in supplier performance and compliance, in support of SDG 8 (Decent Work and Economic Growth)

Environment

Environmental responsibility – Implement new environmental targets covering energy, waste and management system, in support of SDG 12 (Responsible Consumption and Production)

Carbon reduction – Implement employee action budget, funded by internal carbon price, in support of SDG 13 (Climate Action)

Governance (GOV 1, 2, 3, 5)

RELX has a robust governance structure described in the Governance Report on pages 85-86. The Board is comprised of ten members, 80% of which are independent or, in the case of the Chair, were considered independent upon appointment under the UK Corporate Governance Code. The Board has four committees that oversee the operation of the company: Audit, Remuneration, Nominations and Corporate Governance. The Board and its Committees are subject to an annual review of effectiveness and performance. A review by an external independent party is carried out every three years. The consultancy carrying out the external review has no other connections with RELX and is given full access to the Board and Committee papers for the relevant period.

The CEO has responsibility to the Board for corporate responsibility (CR) matters. The CEO and senior management, as well as the RELX CR Forum, chaired by the Director of RELX Corporate Affairs and involving individuals representing key functions and business areas, set and monitor CR performance. This includes our annual and longer term CR objectives, which reflect the views of a range of internal and external stakeholders. More information can be found on **www.relx.com/additional-cr-resources**. The Global Head of Corporate Responsibility provides formal updates to the Board and engages on key issues with senior managers, who have CR-related Key Performance Objectives. A dedicated CR team with expertise in a wide range of sustainability matters serves as a resource within the company. They draw on internal expertise and external resources such as the United Nations Global Compact to which RELX has been a signatory since 2003, the CR and Sustainability Council of the Conference Board, Aldersgate Group on environmental matters, and the Responsible Media Forum, of which RELX is a founding member. The Board receives updates from relevant stakeholders on material impacts, risks and opportunities (IROs) during the year including updates on leadership talent reviews from the Chief Human Resources Officer and cybersecurity risks from the RELX Head of Information Assurance and Data Protection and Chief Technology Officers from the business areas. More information about Board activities in the year can be found on pages 89-90.

In addition to the CR Forum, IROs are monitored through Environmental Checkpoint meetings on environmental targets chaired by the Chief Financial Officer (CFO); the RELX Inclusion Council for progress on inclusion goals, and through banks which agreed certain Corporate Responsibility KPIs as part of the Company's Revolving Credit Facility.

Sustainability objectives which reflect our focus on our unique contributions to society, as well as our other sustainability objectives align to the United Nations Sustainable Development Goals (SDGs) in order to do our part to advance this ambitious global agenda by 2030.

Our CR governance framework


Board
CEO
Business area CEOs
CR Forum
Global Head of Corporate Responsibility and CR Team
Compliance Committees
RELX CR networks

The annual incentive programme provides focus on the delivery of annual financial targets and the achievement of annual objectives and milestones which align with the RELX strategy and create a platform for sustainable future performance. The shareholding requirement, along with the three year cycle of the long-term incentive plan, promotes longer term alignment of Executive Directors' interests with shareholders' interests. For details on sustainability-related performance metrics in remuneration, see pages 100-120.

Other controls related to the management of impacts, risks and opportunities include internal and external assurance processes, and certifications, such as ISO27001 for cybersecurity and ISO140001 covering the RELX Environmental Management System. IROs follow the risk review process and are reviewed by the Board.

Material IROs are reviewed by the Senior CSRD Steering Committee annually. This group includes the CFO, the Chief Legal Officer, the Chief Strategy Officer and the Chief HR Officer. The Global Head of Corporate Responsibility reported outcomes of the Double Materiality Assessment to the Board and updates them on the IROs listed in the table on page 215 as necessary. The Senior Executive management team and the Board consider these IROs as part of ongoing strategy reviews.

Overview
Market segments
Corporate responsibility
Financial review
Governance
Financial statements and other information

Double materiality assessment stakeholder engagement process

| **1** Understand the context | **2** Develop list of relevant sustainability issues | **3** Internal and external interviews | **4** Develop, assess and score shortlist of IROs | **5** Survey & additional interviews | **6** Review & finalise assessment |

The Board regularly reviews RELX's governance policies and Code of Ethics and Business Conduct to ensure the right framework is in place to promote a culture of integrity, strong commitment to our purpose, and engagement with our customers and the communities in which we operate. The Board has a Non-Executive Workforce Engagement Director who engages directly with employee representatives from across RELX and reports back to the Board. The views of employees are also measured through annual employee surveys, and a broader triennial opinion survey, designed to gauge how employees feel about the organisation, how well they understand its direction, and their level of satisfaction and engagement with their work.

An analysis of the results is presented to the Board. The Board also receives regular updates about culture within the company and on corporate responsibility activities from across each of RELX's business areas. Such reports include progress against our people objectives in areas such as well-being, pay equity and reducing inequalities through inclusion. This contributes to the Board's assessment of culture at RELX and provides a context against which the Board takes decisions.

For details on composition of the Board and Executive Management, see page 98.

Stakeholder engagement (SBM 2)
Our stakeholder engagement efforts are informed by our commitment to the United Nations Global Compact and its ten principles, focused on human rights, labour, the environment and anti-corruption – all issues with wide societal impact.

Throughout the period, we engaged with our stakeholders – investors, employees, customers, suppliers and communities – to understand their views. Details of our stakeholder engagement, and the relevant outputs, can be found on pages 91 to 94.

Double Materiality Assessment
Given that the Double Materiality Assessment (DMA) process under CSRD involves judgements, the list of material impacts, risks, and opportunities may change over time. In 2025 we undertook a review of the DMA and resulting IROs and concluded that they continue to reflect the matters most important to our stakeholders. As part of this review process key internal

stakeholders considered business operations, stakeholder feedback and expectations, peer disclosures and the external environment, to establish that there had not been any significant changes in the reporting period that would alter the results of the existing DMA. The Senior CSRD Steering Committee approved the outcomes of this review.

The description below outlines the process that was undertaken to complete the DMA in 2024. In undertaking the DMA, we considered our sustainability-related impacts (on people and the planet), as well as IROs linked to our business model, value chain and operations. The assessment was informed by a range of inputs such as specific business activities, relationships and geographies. Inputs included:

External
- Responsible Media Forum Materiality Report
- S&P Global Corporate Sustainability Assessment
- Other corporate responsibility ratings reports
- SASB Framework
- ESRS list of topics, sub-topics, and sub sub-topics

Internal
- RELX Principal Risk Register
- RELX Corporate Responsibility Report (within the RELX Annual Report)
- Records of sustainability-related customer and investor requests
- Existing management processes for identifying key issues

The work encompassed internal and external engagement on RELX's material IROs originating from our strategy and business model in order to categorise whether they were negative and/or positive, potential or actual. This built on previous biennial materiality assessments we have undertaken over the past decade to ensure we continuously act and report on the sustainability topics of most relevance to the business and its stakeholders. Following extensive internal and external consultation, we prepared a long-list of issues which were filtered for relevance to develop a short-list of issues that stakeholders could consider and challenge through a survey tool and direct interviews to substantiate our selection and to understand whether any issues were missed. All feedback was integrated into the assessment.

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

Impact materiality: Scoring and threshold

	Scope How widespread is the impact?		**Scale** How severe/beneficial is the impact?		**Irremediability*** Resources required to remediate
0	No people or nature are/would be affected	0	None – people and/or nature are not affected	0	Very easy to remedy with little or no resource required
1	<1,000 people affected Impacts isolated to one site	1	Minimal impact, not affecting daily life or nature beyond tolerable levels	1	Relatively easy to remedy in the short-term with minimal resource
2	1,000 – 20,000 people affected Isolated to a small number of sites/operations	2	Minor discomfort or benefit to quality of life or nature	2	Able to be remedied with some effort and resource
3	20,000 – 1m people affected Regional impacts, or several operations	3	Substantial changes to people's quality of life or nature	3	Difficult to remedy without significant investment
4	1m – 10m people affected Impact present in a significant proportion of the business	4	Significant changes to people's quality of life or nature exceeding national laws and regulations	4	Very difficult or expensive to remedy
5	10m+ people affected RELX-wide and significant external impact	5	Catastrophic/hugely beneficial changes to nature or people's quality of life	5	No ability to remedy completely

*   Irremediability only relates to negative impacts

RELX engaged with stakeholders who rely on and use the company's public sustainability reporting and data, such as existing and potential investors as well as with affected stakeholders (individuals or groups that have interests that are affected or could be affected – positively or negatively – by RELX's activities and through the value chain). The internal and external stakeholder groups, as well as the format of engagement undertaken in 2024, are outlined below.

Internal group	Engagement type
Senior Leadership	1-1 Interviews
Senior Managers	1-1 interviews and consultation through Review Group (focus group-style)
Wider colleagues as well	A survey was sent to wider colleague networks

External group	Engagement type
Investors	1-1 Interviews
Suppliers and partners	1-1 Interviews
Customers	1-1 Interviews
NGOs, Partners	1-1 Interviews

We then aligned the scoring of issues to the ESRS framework. This involved rating impacts using three criteria – scope, scale and irremediability. This was completed using available evidence, and input from interviews and feedback from an internal review group, representing colleagues in key functions and representatives from across the four business areas.

We determined impact materiality by calculating an impact score based on ESRS2 requirements and then reviewed scores qualitatively to determine scope and scale for all impacts and irremediability for negative impacts.

We determined financial materiality using the RELX Risk Management Framework (see page 72) and identified sustainability-related risks and opportunities that aligned with a current RELX Principal Risk.

We used judgement to determine which impacts, risks and opportunities were material, using both quantitative and qualitative criteria. We used qualitative criteria that took precedence over the quantitative assessment. The qualitative criteria used to exclude an IRO was if RELX is connected to an issue, but does not have a substantial direct or indirect impact on it. The three qualitative inclusion criteria were:

- Regulatory requirements that require the Group to report against the issue
- Evidence that investors are using the information to make decisions about RELX
- Strong dependency between the issue and another material issue.

Based on the above criteria, we overrode the quantitative assessment for the negative impact of our carbon emissions on climate change. Given RELX is an office-based business with limited impact on climate change, it did not emerge as a material IRO in the quantitative scoring, however, because climate change is an issue of importance to investors and reporting requirements for other regulations, we will report on climate change in this disclosure.

Material matters identified as part of the DMA had strong alignment with previous assessments. We recategorised some material matters to align more closely with the ESRS. For example, security-related impacts (protection of society) and promotion of the rule of law were combined into a new material issue of 'other information-related impacts' to align more closely with topical standard ESRS S4, Consumers and end-users. Another example is a challenge to the scale rating of human rights in the value chain. Based on internal risk tools, and the wording of the ESRS, we decided that the issue remained material based on potential indirect impacts in the RX and print value chains. In accordance with ESRS guidance, we have prioritised the severity of the issue in its inclusion over its likelihood or the number of workers it may impact.

There were no material issues arising from the DMA that were not already on the short-list that would require an amendment of our strategy and business model, or which present a significant risk to RELX's financial position, performance and cashflows over the short, medium and long-term, or that would require a material adjustment within the next annual reporting period to the carrying amounts of assets and liabilities reported in the related financial statements.

RELX has the capacity to address its material impacts and risks and to take advantage of its material opportunities. Its resilience is demonstrated by ten consecutive years of a AAA MSCI rating, indicative of the lowest level of Corporate Responsibility risk over time.

As stated, the 2024 DMA follows on from many years of stakeholder engagement efforts. In 2025 we reviewed the results of the DMA, and we will continue to review and update as necessary at regular intervals.

Prioritisation of material matters

Link to RELX unique contributions

- Universal, sustainable access to information
- Protection of society
- Advance science and health
- Promote the rule of law & access to justice
- Fostering communities

*   These issues were identified as opportunities and as such show as financially material but are not directly linked to Principal Risks.

** Climate change was not assessed as material for RELX, but has been overridden due to our requirements to report on climate from other regulations and the importance of this topic to investors.

Current 'impact materiality threshold'

Financially material

Double material

- Privacy-related issues
- Talent Attraction, Retention, and Inclusion
- Access to (quality) information
- Business conduct
- Financial and societal inclusion of consumers and end-users*
- Contribution of content to social and environmental issues*
- Working conditions
- Other information-related issues
- Climate change**
- Human rights, labour rights and child labour (value chain)

Impact material

Financial materiality (increasing impact on RELX)

Impact materiality (increasing impact on society)

Summary of identified material matters

Topic	Identified material matter	Impact on the value chain			Trending*		
		Upstream	Own operations	Downstream	Medium (2–5 yrs)	Long (5+ yrs)	
E1 – Environment	Climate change	●	●	●	↓ **	↔	
S1 – Own Workforce	Talent attraction & retention, incl Inclusion		●●		↔	↔	
S2 – Workers in the value chain	Working conditions	●			↔	↔	
	Human rights, labour rights and child labour	●			↔	↔	
S4 – Consumers and end-users	Access to (quality) information			●●	↔	↔	
	Contribution of content to social and environmental issues	●	●	●	↑ (I) ↔ (F)	↔	
	Other information-related issues (rule of law, security-related impacts)		●	●	↑	↔	
	Financial and societal inclusion of consumers		●		↑	↔	
	Privacy-related issues	●	●	●	↑	↔	
G1 – Business Conduct	All sub-topics, excluding animal welfare	●●	●●	●●	↔	↔	

*   All matters were considered in the short-term, trends show trajectory from the current status

** Decreasing in the mid-term as percentage of revenue from print products decreases and continued migration to more efficient cloud services

Link to RELX unique contributions

- Universal, sustainable access to information
- Protection of society
- Advance science and health
- Promote the rule of law & access to justice
- Fostering communities

Key
- ● Positive impact/opportunity
- ● Potential negative impact/risk
- ● Negative impact/risk

Key
- ↑ Increasing materiality
- ↓ Decreasing materiality
- ↔ Remaining the same

If differing trends:
- (I) Impact trend
- (F) Financial trend

Material impacts, risks and opportunities (SBM-3)

The following table lists the sustainability related IROs we have identified and assessed as material. Please see our topical sections for more information on our response to our impacts and risks.

Material matter	Impact/Risk/Opportunity	RELX Context	Relevant policies (see table below for more detail)
E1 – Environment			
Climate change	Carbon emissions contributing to climate change	Business activities contributing to the emission of greenhouse gases	**1**
S1 – Own workforce			
Talent Attraction and Retention including Inclusion	Employee recruitment and retention through a work environment which includes learning and development, inclusion and employee well-being.	Increased (or decreased) access to talent in providing (or failing to provide) an engaging, inclusive workplace that promotes wellbeing and development	**2 3 4**
S2 – Workers in the value chain			
Working conditions	Risk of injury to workers in the value chain due to work-related accidents	Some companies in the RELX value chain operate in industries with a higher risk of workplace accidents	**5**
Human rights, labour rights and child labour	Use of transient and migrant workforces in some sectors in the value chain increases the risk of incidents of forced/ bonded labour	Some companies in the RELX value chain operate in industries or geographies with higher risk of human rights incidents including forced labour, child labour	**4 5**
S4 – Consumers and end-users			
Information-related impacts	Use of products and services for public safety and to promote the rule of law	RELX products and services used by organisations to strengthen public institutions and promote the rule of law	**4 6 7 8 9 12**
Access to (quality) information	Reduce inequalities and advance knowledge by providing access to information of societal benefit in low and middle-income countries or opposite	Research institutions in low and middle-income geographies could lack resources to access RELX products of societal benefit; importance of editorial and other standards to ensure quality content	**4 6 7 8 9 12**
	Efficacy of, and trust in, content and services is ensured through the deployment of editorial and other standards	Research institutions in low and middle-income geographies could lack resources to access RELX products of societal benefit; importance of editorial and other standards to ensure quality content	**4 6 7 8 9 12**
Privacy-related impacts	Robust data privacy and security policies and procedures to avoid unauthorised access to personally identifiable information (PII) to build trust with stakeholders, avoid litigation and fines and reputational damage or opposite	Requirement for transparent and responsible management of personally identifiable information (PII) used in some RELX products (e.g., to avert fraud, reduce insurance risk, etc.)	**4 6 7 8 9 12**
Financial and societal inclusion of consumers and end-users	Product offerings aligned with the UN Sustainable Development Goals can support research, policy and financial inclusion	RELX products and services such as credit referencing and fraud prevention enable effective operation of financial systems and act as a spur to sustainable development	**4 6 7 8 9 12**
G1 – Business conduct			
Business conduct	Effective governance policies and procedures build trust with stakeholders, avoid litigation and fines and reputational damage or opposite	Legal requirements and ethical considerations require high standards of business performance overseen by Board	**4 10 11**

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

The following table details the key policies relating to the IROs outlined above.

Description of policy	Scope and exclusions	Most senior person accountable for implementation of Policy	Oversight and monitoring (Forum/ committee and relevant chair)	Targets (if applicable)
① Global Environmental Policy				
Commits RELX to minimising its contribution to climate change, in line with the scale of action deemed necessary by science. This commitment requires environmental targets which address climate change mitigation through the reduction of absolute carbon emissions and purchase of renewable energy, climate adaptation through reducing energy consumption and improving energy efficiency, and other measures such as the use of sustainable papers.	Whole business with no exclusions	Global Head of Corporate Responsibility	RELX Environmental Checkpoint Group chaired by CFO	Our approved SBTi targets are: (1) Reduce absolute Scope 1 and Scope 2 (location-based) carbon emissions by 56% in 2030 from a 2018 base year (2) Reduce absolute Scope 3 carbon emissions from purchased goods and services, capital goods, business travel and employee commuting by 30% in 2030 against a 2018 base year
② Recruitment and Selection Policy				
Includes job criteria and qualification assessment, use of tests, the recruitment process, sourcing applicants, eligibility to apply for internal vacancies, candidate screening, job offers, background checks and re-location support.	All employees	Global Head of Talent Acquisition	HR Leadership Team	
③ Inclusion Policy				
Promotes equal opportunities, advances inclusion.	All employees	Chief HR Officer	Approved by the Board	
④ RELX Code of Ethics and Business Conduct (the Code)				
Sets the standards of behaviour for all RELX employees. Among other topics, the Code addresses acting with integrity, fair competition, respect for human rights, anti-bribery, conflicts of interest, employment practices, data protection and appropriate use of company property and information. It also encourages reporting of violations – with an anonymous reporting option where legally permissible.	All employees	Chief Compliance Officer	Approved by the Board	
⑤ Supplier Code of Conduct (Supplier Code)				
Sets expectations for all RELX suppliers to commit to standards that ensure legal, ethical and responsible conduct in all operations, safety, respect for the rights of all individuals including protection of human rights and fair and non-discriminatory labour practices and respect and care for the environment.	Requested of all suppliers	VP Global Procurement	RELX Corporate Responsibility (CR) Forum	(1) Achieve 6,350 supplier signatories to our Supplier Code of Conduct in 2025 (2) Complete 125 supplier audits in 2025
⑥ Responsible AI Principles				
When designing, developing and deploying machine-driven insights the principles set out our commitment to consider the real-world impact of solutions on people, take action to prevent the creation or reinforcement of unfair bias, explain how solutions work, create accountability through human oversight and respect privacy and champion robust data governance.	RELX employees working on machine-driven insights	Chief Technology Officers	Responsible AI Working Group	
⑦ Privacy Principles				
Commitment to proper collection, use and handling of personal information. Principles guide our approach to data protection and privacy, covering accountability, design, purpose, transparency, choice, access, accuracy, security and disposal. Supplemental privacy policies and guidelines support the Principles.	All employees and contractors handling PII for RELX	Chief Privacy Officer	Legal leadership team	

Description of policy	Scope and exclusions	Most senior person accountable for implementation of Policy	Oversight and monitoring (Forum/ committee and relevant chair)	Targets (if applicable)
8 Information Security Policy				
Outlines controls to protect Company information and preserve its confidentiality, integrity and availability for ongoing operational use	All employees	Head of Information Assurance and Data Protection	Information Security Council	
9 Editorial Policy				
Outlines the principles of editorial independence and our responsibility to produce high quality information and our commitment to universal, sustainable access to information.	All employees	Global Head of Corporate Responsibility	CR Forum and Editorial Policy Working Group	
10 RELX Reporting Concerns Policy				
Explains the process for reporting suspected violations of the Code, Code-related policies, or the law ('concerns'). The purpose of this policy is to encourage the reporting of suspected misconduct, provide examples of the types of concerns that should be reported, and explains the avenues available to report concerns. This policy also describes how RELX investigates concerns reported by employees and non-employees.	All employees	Chief Compliance Officer	RELX Compliance Committee	
11 Preventing Bribery and Corruption Policy				
Prohibits bribery and corruption and sets the standards for complying with anti-bribery laws.	All employees	Chief Compliance Officer	RELX Compliance Committee	
12 Accessibility Policy				
Outlines our commitment to ensuring products and services are accessible and easy to use for everyone by using industry standards and tools for embedding accessibility into our products and business operations.	All employees	Global Head of Corporate Responsibility	RELX CR Forum and RELX Accessibility Working Group	

Due Diligence (GOV-4)

The core elements of our due diligence process with regard to sustainability matters are signposted below.

Core elements of due diligence	Pages in the sustainability statements
a) **Embedding due diligence in governance, strategy and business model**	209, 211
b) **Engaging with affected stakeholders in all key steps of the due diligence**	212-213
c) **Identifying and assessing adverse impacts**	213-215
d) **Taking actions to address those adverse impacts**	218, 224, 226, 227, 229
e) **Tracking the effectiveness of these efforts and communicating**	217

The RELX Operating and Governance Principles set out the processes, policies, controls and related assurance activities that have been put in place to mitigate risk and serve as a first point of reference for management. They also provide our workforce with the corporate policies and practices with which they must comply. The Principles are reviewed, updated and approved by the Board every two years.

The process used to identify, assess, prioritise and monitor risks and opportunities that have or may have financial effects was aligned with the RELX risk assessment process and informed by RELX's Head of Insurance and Risk with review by the Audit Committee.

For details on our risk management framework including risk identification, evaluation and management and consideration of current and emerging risks see page 72. We also consider climate risk in our Taskforce on Climate-related Financial Disclosure (pages 235-240).

All risks, including those with a sustainability dimension, are considered as part of the RELX risk management process, and those that meet a financial materiality test are identified as principal risks including data privacy and cybersecurity; customer acceptance of our products; talent; supply chain dependencies; and ethics more generally.

The RELX Code of Ethics and Business Conduct states that before engaging a third-party who will be acting on behalf of RELX appropriate due diligence must be conducted in accordance with the RELX Preventing Bribery Due Diligence Guidance and related materials. We also consider potential impacts when entering into other business relationships, such as joint ventures.

The process to identify, assess and manage opportunities is integrated into our overall management processes including business area strategy teams and the RELX Sustainability Product Group and similar networks.

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

ESRS E1 Climate change

Material IROs (ESRS 2 SBM-3)

We strive to reduce our environmental footprint across the company and value chain and have achieved an 87% reduction in Scope 1 and Scope 2 (location-based) carbon emissions since 2010. Carbon emissions associated with our business activities, such as electricity consumption or emissions from suppliers, contribute to climate change. While the DMA did not find carbon emissions to be material to RELX based on the volume of emissions, they have been included due to their importance for investors and other stakeholders as indicated in ESRS 2, page 214.

As described above and detailed on page 72, IROs have been identified through the risk assessment process; the certified ISO14001 Environmental Management System and through working groups such as the CR Forum and other networks. For an outline of the process to identify risks and details of our transition and physical risks see the RELX TCFD statement on page 235. No climate-related risks, whether physical or transitional, have been identified as material. As no climate-related risks were found to be material, there are no critical climate assumptions in the financial statements.

For a detailed description of the three possible future climate change related scenarios that we have considered, please see page 237. While there may be some potential incremental cost to ensure our operational resilience associated with some of these scenarios, in the context of RELX's overall cost base, we would not expect any such incremental cost to be significant. We believe our strategy will be resilient even in the most challenging future scenario.

Governance

As RELX's senior environmental champion, the CFO leads the RELX Environmental Checkpoint Group which sets strategy and targets for measuring and reducing the company's environmental impact. The Group monitors performance throughout the year, tracking emissions across all scopes and performance relative to our targets.

Management in each operational area support our environmental goals. They are responsible for ensuring the continuity of our operations, including resilience in response to potential events caused by extreme weather. The RELX Business Continuity Forum brings together specialists from across the company to identify risks, assess continuity and incident response plans, learn from incidents and share best practice.

We recognise climate change intersects with other environmental and sustainability issues. For this reason, climate change is also considered by the RELX Corporate Responsibility (CR) Forum, with oversight by the Head of Corporate Affairs who reports directly to the CEO, and led by the Global Head of Corporate Responsibility. The CR Forum meets twice per year and is comprised of key executives, including function heads, among others, from across the Company.

Integration of sustainability-related performance in incentive schemes (Gov-3)
For a description of how sustainability related performance considerations are incorporated into the remuneration of Executive Directors, see pages 100-120.

Strategy

Policies related to climate change mitigation and adaptation (E1-2)
We have a Global Environmental Policy, for more information see page 216. Through this policy the company is committed to supporting the aims of the Paris Climate Agreement, to maintaining a certified ISO14001 environmental management system and to responsible engagement with stakeholders such as customers, suppliers and contractors.

In the year, a number of actions were conducted covering the entire business. The annual external audit was conducted to maintain certification of the Group-wide ISO14001 environmental management system, with the company recommended for continued certification; quarterly Environmental Checkpoint meetings were held to monitor performance throughout the year, and to make decisions and plans relating to performance and strategy. No additional financial resources were required to complete the actions.

Targets related to climate change mitigation and adaptation (E1-4)
RELX has a validated near-term science-based carbon emissions reduction target. The target was defined using the Science Based Targets Initiative (SBTi) methodology v5.1 and in 2024 was validated by SBTi as aligned with the 1.5°C pathway. Emissions reductions targets apply to the same Scope 1 and Scope 2 boundary as our emissions reporting and Scope 3 emissions boundary align with the SBTi requirements. In setting targets, we have assumed there would be no significant change to our business model or other factors over the target period. Of the emissions covered by the Scope 1 and 2 (location-based) emissions reduction target in the year, 9% are from Scope 1 and 91% are from Scope 2. The significant Scope 3 categories identified, based on the size of emissions and their inclusion in the Scope 3 emissions reduction target are: Category 1 Purchased Goods and Services (also incorporating Category 2 Capital Goods), Category 6 Business Travel and Category 7 Employee Commuting. Our primary climate action focus is reducing emissions.

Our approved SBTi targets are detailed on page 216.

Transition plan for climate change mitigation (E1-1) and Actions and resources in relation to climate change policies (E1-3)
Performance against our Net Zero Transition Plan is reviewed in quarterly Environmental Checkpoint meetings. Management in each business area identifies customer needs and develops relevant products to address climate change.

Overview

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Financial statements and other information

These include launching and advancing scientific journals with articles on climate change, energy efficiency, and other climate-related topics; providing data and analytics that support customers in reducing their environmental impact; providing information and analytics on climate law and regulations; and holding exhibitions focused on renewable energy and low carbon solutions.

As a low impact business, RELX does not assign specific capital expenditure for climate mitigation and adaptation activities. Mitigation activities, such as energy efficiency and environmental management system certification, are part of standard operating expenses. As no significant CapEx is required, this is not expected to restrict climate action. RELX has no EU Taxonomy-aligned activities against which to disclose specific CapEx spend and does not foresee its economic activities changing sufficiently to encompass taxonomy-aligned activities.

RELX is not excluded from the Paris-aligned benchmarks (EU) 2020/1818 and does not have carbon intensive assets or products, therefore no significant locked-in emissions are associated with its assets and products.

See our TCFD disclosure on pages 235-240 for details of our strategy to address climate-related risks. Our principal risks are described on pages 72-76.

Energy consumption and mix (E1-5)

ENERGY CONSUMPTION AND MIX (MWH)	2024	2025
Total energy consumption from fossil sources	13,471	9,385
Purchased heat	1,509	461
Total electricity from renewable sources	60,853	40,684
Total electricity from non-renewable sources	16,603	9,597

Internal carbon pricing (E1-8)

RELX operates a real internal carbon pricing scheme, levying a fee on Scope 1, Scope 2 and certain Scope 3 emissions categories for all RELX businesses globally. For more information see our TCFD disclosure on pages 235-240.

RELX net zero transition plan



Supply chain net zero transition plan



Actions
1 Reduce office space footprint and improve energy efficiency
2 Migration away from RELX data centres to more efficient cloud services
3 Set science based carbon reductions targets aligned to 1.5°C
4 Migration of car fleet to electric vehicles
5 Renewable energy purchases become increasingly market specific
6 Purchase of carbon removals for residual emissions

Actions
1 Supplier Code of Conduct including environmental responsibility
2 Value chain reporting and engagement
3 Supplier carbon reduction target setting and monitoring
4 Encourage supplier renewable energy purchases
5 Purchase of carbon removals for residual emissions

The above charts do not show net emissions achieved through future use of carbon removals. The net zero transition plan assumes there will be no material change to the business model or operations and that policy will develop in line with the expectations of a 1.5°C scenario. Development of new technologies is not required in own operations or the value chain under this plan nor is significant expenditure beyond typical operational expenditure. All actions shown as current are underway and contributed to emissions reductions within the year. Consistent with our carbon reduction targets, the chart above shows location-based emissions until 2030 and market-based emissions thereafter.

Gross Scopes 1, 2, 3 and Total GHG emissions (E1-6)

	2018 (base year)	2024	2025	% change 2025 v 2024
Gross Scope 1 emissions (tCO$_2$e)*	8,126	2,703	**1,966**	-27%
Gross location-based Scope 2 emissions (tCO$_2$e)	75,194	29,989	**19,500**	-35%
Gross market-based Scope 2 emissions (tCO$_2$e)**	16,818	6,971	**5,294**	-24%
Total Scope 1 + Scope 2 (location-based) emissions tCO$_2$e	83,320	32,692	**21,466**	-34%
Category 1: Purchased goods and services (incl. capital goods) (tCO$_2$e) †	405,000	272,000	**271,000**	0%
Category 6: Business travel (tCO$_2$e)	69,664	19,594	**24,238**	24%
Category 7: Employee commuting (tCO$_2$e)	24,000	5,900	**5,900**	0%
Total gross indirect (Scope 3) emissions (tCO$_2$e)*	498,664	297,494	**301,138**	1%
Total carbon emissions (location-based) (tCO$_2$e)	581,984	330,186	**322,604**	-2%
Total carbon emissions (market-based) (tCO$_2$e)	523,608	307,168	**308,398**	0%

* In all years, 0% of Scope 1 emissions were regulated under an emissions trading scheme
** Market-based emissions account for renewable energy consumed in the market where it is purchased as zero carbon, representing 81% of global electricity consumption
*** Categories in scope of science-based emissions reduction targets. Base year emissions estimated using a Scope 3 screening methodology before our current reporting methodology was developed
† Includes estimated upstream emissions of approximately 220,000 tCO$_2$e in the year

RELX's reporting methodology and guidelines are available at www.relx.com/additional-cr-resources.

GHG INTENSITY PER NET REVENUE	2024	2025	% change
Revenue (GBPm) (see note 2 in the financial statements)	9,434	**9,590**	2%
Total emissions (location-based) per net revenue (tCO$_2$e/GBPm)	35.00	**33.64**	-4%
Total emissions (market-based) per net revenue (tCO$_2$e/GBPm)	32.56	**32.16**	-1%

EU Taxonomy disclosures

The EU Taxonomy (Regulation (EU) 2020/852) and Delegated Acts are a framework to classify turnover, capital expenditure and operating expenditure against a defined list of economic activities which support the European Union's sustainability objectives.

Eligibility and alignment

An activity listed in the Delegated Acts is Taxonomy-eligible. This activity is deemed to be Taxonomy-aligned if it meets specified technical criteria, does no significant harm (DNSH) and meets other social specifications. We conducted an initial scoping to identify those activities with potential relevance to our business. These activities were then reviewed to determine whether any of the KPIs were eligible.

We have applied a strict interpretation of each activity to ensure a conservative approach to claiming eligibility of KPIs under the EU Taxonomy. This means RELX products and services may not be eligible for the EU Taxonomy due to the type of product, despite containing content pertinent to sustainability. This approach will be reviewed each year as industry understanding and standard practice develops.

Turnover

Turnover arises from the provision of products and services under contracts with customers and is reconciled to revenue in the financial statements as shown in note 2.

Capital expenditure

Capital expenditure includes additions to property, plant and equipment and is reconciled to capital expenditure in the financial statements as shown in notes 14, 16 and 22.

Operating expenditure

Operating expenditure, as defined by the EU Taxonomy, does not reconcile directly to the financial statements. See the Operating Expenditure table below for further details.

Turnover related to EU Taxonomy activities

				Substantial contribution criteria						DNSH criteria										
Economic activities	Code(s)	Absolute turnover	Proportion of turnover	Climate change mitigation	Climate change adaptation	Water and marine resources	Circular economy	Pollution	Biodiversity and ecosystems	Climate change mitigation	Climate change adaptation	Water and marine resources	Circular economy	Pollution	Biodiversity and ecosystems	Minimum safeguards	Taxonomy aligned proportion of turnover Year N	Taxonomy aligned proportion of turnover Year N-1	Category (enabling activity)	Category (transitional activity)
		GBPm	%	%	%	%	%	%	%	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	%	E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES*																				
A.1 Environmentally-sustainable activities (Taxonomy-aligned)																				
Turnover of environmentally sustainable activities (Taxonomy-aligned) (A.1)		0	0%	0%	0%	0%	0%	0%	0%	-	-	-	-	-	-	-	0%	0%	-	-
A.2 Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)																				
Turnover of not environmentally-sustainable activities (not Taxonomy-aligned) (A.2)		0	0%	0%	0%	0%	0%	0%	0%	-	-	-	-	-	-	-	0%	0%	-	-
Total turnover of Taxonomy-eligible activities (A.1 + A.2)		0	0%	0%	0%	0%	0%	0%	0%	-	-	-	-	-	-	-	0%	0%	-	-
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES																				
Turnover of Taxonomy-non-eligible activities (B)		9,590	100%																	
Total (A+B)		9,590	100%																	

* Activities assessed as potentially relevant include:

Activity 8.1 'Data processing, hosting and related activities' which was interpreted to represent cases where the product was the provision of data centre services. While data centres are utilised in the delivery of our digital products, we have not claimed Taxonomy-eligible KPIs against this activity to more accurately reflect our offering of digital products rather than data centre services.

Activity 8.2 'Data-driven solutions for GHG emissions reductions'. While some RELX products and services will lead to reduced emissions through innovation and improved processes of stakeholders in the value chain, the emissions reduction is not the primary purpose of those products and so we do not claim any taxonomy-eligible turnover.

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Capital expenditure related to EU Taxonomy activities

Economic activities	Code(s)	Absolute CapEx	Proportion of CapEx	Substantial contribution criteria: Climate change mitigation	Climate change adaptation	Water and marine resources	Circular economy	Pollution	Biodiversity and ecosystems	DNSH criteria: Climate change mitigation	Climate change adaptation	Water and marine resources	Circular economy	Pollution	Biodiversity and ecosystems	Minimum safeguards	Taxonomy aligned proportion of CapEx Year N	Taxonomy aligned proportion of CapEx Year N-1	Category (enabling activity)	Category (transitional activity)
		GBPm	%	%	%	%	%	%	%	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	%	E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES																				
A.1 Environmentally sustainable activities (Taxonomy-aligned)																				
CapEx of environmentally sustainable activities (Taxonomy-aligned) (A.1)		**0**	**0%**	**0%**	**0%**	**0%**	**0%**	**0%**	**0%**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**0%**	**0%**	**-**	**-**
A.2 Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)																				
Renovation of existing buildings*	7.2	21	4%	100%	0%	0%	0%	0%	0%	-	-	-	-	-	-	-	0%	0%	-	-
CapEx of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		**21**	**4%**	**100%**	**0%**	**0%**	**0%**	**0%**	**0%**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**0%**	**0%**	**-**	**-**
Total CapEx of Taxonomy-eligible activities (A.1 + A.2)		**21**	**4%**	**100%**	**0%**	**0%**	**0%**	**0%**	**0%**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**0%**	**0%**	**-**	**-**
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES																				
CapEx of Taxonomy-non-eligible activities (B)**		**541**	**96%**																	
Total (A+B)		**562**	**100%**																	

* The eligible capital expenditure shown comprises office renovation projects and projects related to plant, fixtures and fittings. The proportion of spend on the energy efficiency elements of the projects is not separately monitored and so this figure represents the spend on the wider projects and equipment. Capital expenditure associated with activity 8.1 and activity 8.2 is not claimed to be taxonomy-eligible under our interpretation of the activity descriptions, as above.

** Non-eligible capital expenditure includes rights of use assets.

Operating expenditure related to EU Taxonomy activities

Economic activities	Code(s)	Absolute OpEx	Proportion of OpEx	Substantial contribution criteria: Climate change mitigation	Climate change adaptation	Water and marine resources	Circular economy	Pollution	Biodiversity and ecosystems	DNSH criteria: Climate change mitigation	Climate change adaptation	Water and marine resources	Circular economy	Pollution	Biodiversity and ecosystems	Minimum safeguards	Taxonomy aligned proportion of OpEx Year N	Taxonomy aligned proportion of OpEx Year N-1	Category (enabling activity)	Category (transitional activity)
		GBPm	%	%	%	%	%	%	%	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	%	E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES																				
A.1 Environmentally sustainable activities (Taxonomy-aligned)																				
OpEx of environmentally sustainable activities (Taxonomy-aligned) (A.1)		**0**	**0%**	**0%**	**0%**	**0%**	**0%**	**0%**	**0%**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**0%**	**0%**	**-**	**-**
A.2 Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)																				
OpEx of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		**0**	**0%**	**0%**	**0%**	**0%**	**0%**	**0%**	**0%**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**0%**	**0%**	**-**	**-**
Total OpEx of Taxonomy-eligible activities (A.1 + A.2)*		**0**	**0%**	**0%**	**0%**	**0%**	**0%**	**0%**	**0%**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**0%**	**0%**	**-**	**-**
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES																				
OpEx of Taxonomy-non-eligible activities (B)		**11**	**100%**																	
Total (A+B)		**11**	**100%**																	

* Operating expenditure within the EU Taxonomy encompasses: direct non-capitalised costs that relate to research and development, building renovation measures, short-term lease, maintenance and repair, and any other direct expenditures relating to the day-to-day servicing of assets of property, plant and equipment. A review of these items found the expenditure to be immaterial to the total operating expenditure of the business and so we have claimed no eligibility for this KPI.

ESRS S1 Own workforce

Material IROs (ESRS 2 SBM-3)

Our success as a business relies on our ability to recruit, motivate, develop and retain a diverse population of skilled employees and managers. We compete for talent globally and across business sectors in particular for technology and data analytics capabilities. In preparing the Sustainability Statement we have considered all of our direct employees who are likely to be materially impacted. Own workforce material impacts potentially relate to all employees. As a global provider of information-based analytics and decision tools for professional and business customers, RELX attracts and develops highly skilled professionals. Given the nature of our work and workforce, the risk is low for human trafficking and modern slavery in our direct operations.

Policies related to own workforce (S1-1)

We have a wide range of policies requiring fair and equitable treatment of employees and adherence to relevant laws and standards. For information on key policies relating to own workforce see the table on pages 216-217. Our focus on an inclusive culture, results in a diverse workforce and environment that respects individuals and their contributions. Employees have access to all relevant policies (based on location and business area) through the HR Policy Hub. They also have access to a help library in our HR information system.

We aim to hire highly skilled individuals who support our business growth, and our hiring process reflects our commitment to an inclusive workforce. Our Global Head of Talent Acquisition oversees the Talent Acquisition Programme, supported by our Recruitment and Selection Policy (see page 216) and recruitment data is regularly reviewed by senior managers.

Hiring Manager training is incorporated into the Manager CORE programme, and our Talent Acquisition Hub equips managers with tools and guidance to identify the best candidates for open roles. A structured Hiring Manager Toolkit provides interview guides to promote consistency and enable skills- and qualifications-based decision-making.

Recruiters also use a dedicated Talent Acquisition SharePoint site to help manage risks associated with candidate, employee, and recruitment processes. Additionally, our employee referral policy enables colleagues to help us attract talent that contributes to our continued growth.

We do not have a standalone development policy, however development is available and encouraged for all employees, with a full spectrum of self-service training and development tools accessible online through our HR information system and online learning platform. Managers may also directly enrol team members when specific learning needs are identified. Around 51,000 learning experiences are available on-demand, including digital courses, books, audiobooks, lab environments (to allow practice of practical skills) and skills assessment videos along with a range of in-person courses where needed. RELX-specific learning sits alongside industry-standard modules curated by a specialist third party provider and freely accessible to all employees via our intranet. Managers and leaders are active in supporting employee development, through the annual performance cycle and through Organisational Talent Reviews led by our most senior leaders. We have succession planning guidelines available for managers to identify, prioritise and develop employees with advancement potential.

Retention is the outcome of a wide range of inputs including (but not limited to) business culture, reward, career opportunity, people manager expertise and trust in leadership. As a result, we do not have a standalone retention policy. We actively seek to identify issues that might jeopardise our ongoing productive relationship with our people and our annual employee survey has measures related to many drivers of retention. Results from the survey allow us to track our effectiveness, with action-planning at a team and business level to drive any necessary remedial action. Our remuneration schemes are designed to attract and motivate the best talent available at an appropriate level of cost, and we continuously benchmark to ensure remuneration remains competitive. For more information on how we monitor pay competitiveness and equity see page 51.

We have various processes in place to identify what action is needed and appropriate in response to actual or potential negative impact on our own workforce including our reporting channels described below. Our Code explains how employees should behave in the workplace. The Code specifically prohibits discrimination on the basis of race, colour, creed, religion, national origin, gender, gender identity or expression, sexual orientation, marital status, age, disability, or any other category protected by law. In addition to the Code, the RELX Inclusion Policy aims to promote equal opportunities and advance inclusion.

People managers play a vital role in ensuring a positive environment for members of their team, and we provide specific training to build their effectiveness at every stage of their career. RELX also has a number of business specific inclusion and wellbeing programmes including; Elsevier's Inclusion Programme, LexisNexis Legal and Professional's Thrive Wellbeing Programme and LexisNexis Legal and Professional Inclusive Global Community Programme.

As a signatory of the United Nations Global Compact, we are committed to respecting human rights across our value chain including in our workforce. This commitment is reflected in our Code which has been informed by the UN Guiding Principles on Business and Human Rights. Our Code covers employment conditions and labour standards. An internal working group is consulted on triennial updates to the Code. For more information on the Code see page 44.

Engaging with own workforce (S1-2)

Bianca Tetteroo is our Non-Executive Workforce Engagement Director. In this capacity she regularly engages directly with employee representatives from across RELX and reports to the Board on the progress of RELX's workforce initiatives and feedback received from her employee engagement. The Board receives regular reports on employee engagement, turnover and demographic analysis, updates on workplace initiatives, and concerns raised through our Code reporting channels. The Board takes this information into consideration during wider discussions.

Across the business we have various works and staff councils which represent the views of employees at a country and/or a business level. The members of these councils are often elected by employees to represent their views and to discuss topics that matter to the employees they represent. These councils also serve as forums for the business to explain and sometimes consult on future changes. They are important connection points between our businesses and our people.

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A summary of culture and employee engagement can be found on page 3 and a summary of why effective engagement is important, including how we engage, outcomes and impact, can be found on page 92.

We run an annual Employee Opinion Survey pulse and a broader triennial opinion survey, to measure employee sentiment, and all people managers participate in post-survey action planning to help address employee concerns. Results of this survey focus on key metrics including employee net promoter score (eNPS), employee satisfaction and engagement. In 2025 our employee survey received responses from 90% of our global employee population. We take steps to gain insight into the perspectives of people in our own workforce who may be particularly vulnerable to impacts. We have over 100 Employee Resource Groups that allow colleagues to collaborate, advocate and engage communities, furthering inclusion at RELX.

Channels for raising concerns (S1-3)

The Code sets the standards of behaviour for all RELX employees and is reviewed regularly, most recently updated in 2024 and disseminated to all staff in a communication from the CEO. For more information on the Code see pages 86 and 216. RELX offers several reporting channels for employees to report Code-related concerns, including managers, human resources staff, compliance committee members, company lawyers, and the RELX Integrity Line, available to employees, suppliers and other reporting persons. For more information on the Integrity Line see page 43. In some regions, grievance mechanisms are also available for employees to raise concerns about their employment.

Taking action on material IROs (S1-4)

In 2025, we undertook our most recent Employee Opinion Survey pulse across the organisation. An analysis of the results of the survey was presented to the Board in December and confirmed positive trends across all business areas in the key metrics of engagement, advocacy and employee net promoter scores.

Board reports from the Chief Human Resources Officer highlight the steps taken to identify, support and develop current and future leaders across the business through Organisational Talent Review and Management Development Planning processes. This focus has seen increased gender diversity across internal succession pipelines. For more information on employee engagement, outcomes and impact see page 92.

We have an Inclusion Council consisting of 14 leaders from across the business and run a variety of wellbeing programmes with a network of mental health first aiders. All RELX business units have dedicated programmes to manage inclusion. For example, the Elsevier I&D Forum has five key pillars (Race/Ethnicity, Gender, Sexual Orientation, Disability, Generations) and each pillar has a business champion, executive sponsor and HR leader.

RELX places significant emphasis on the way we do business, acting with integrity and in accordance with high ethical standards. We maintain a comprehensive set of policies and procedures in support of the Code and our risk areas which are reviewed and updated periodically to ensure they remain current and effective. For more information on the Code and our Compliance Programme see pages 216, 217 and 229.

Targets (S1-5)

Across RELX we have a culture of continuous improvement. Accordingly, we generally do not set specific targets to drive the success of our actions. Rather, we measure effectiveness and track trends to ensure we are improving continually and take remedial action when necessary.

Characteristics of employees (S1-6, S1-9)

Reporting guidelines and methodology are available on
🔘 **www.relx.com/additional-cr-resources**.

Employees by gender

GENDER	Number of employees (FTEs)	
	2024	2025
Male	17,000	17,700
Female	18,500	19,200
Other	–	–
Not reported	900	700
Total	**36,400**	**37,600**

Employees in countries representing at least 10% of total number of employees

COUNTRY	Number of employees (FTEs)	
	2024	2025
USA	14,400	13,900
UK	5,600	5,500
Philippines	5,400	6,000

This information aligns with the data reported on page 150 of the financial statements.

Employees by contract type, broken down by gender

2024	Female	Male	Unknown	Not Declared	Total
Total (FTEs)	18,500	17,000	900	–	36,400
Permanent	17,650	16,680	870	–	35,200
Temporary	700	230	10	–	940
Fixed contract	150	90	20	–	260

2025	Female	Male	Unknown	Not Declared	Total
Total (FTEs)	19,200	17,700	700	-	37,600
Permanent	18,300	17,400	680	-	36,380
Temporary	800	200	10	-	1,010
Fixed contract	100	100	10	-	210

Data is reported at the end of the reporting period.

Employees by contract type broken down by region

2024	USA	UK	Philippines
Total (FTEs)	14,400	5,600	5,400
Permanent	13,500	5,530	5,400
Temporary	900	–	–
Fixed contract	–	70	–

2025	USA	UK	Philippines
Total (FTEs)	13,900	5,500	6,000
Permanent	12,940	5,420	6,000
Temporary	960	-	-
Fixed contract	-	80	-

Gender distribution of senior leadership

TOTAL NUMBER OF SENIOR LEADERS	2024		2025	
	Men	Women	Men	Women
Number of senior leaders	286	137	280	129
%	68	32	69	31

Our definition of senior leaders is colleagues with a management grade of 17 or above.

Distribution of employees by age group

AGE RANGE	2024 %	2025 %
Under 30	19	19
30–50	61	61
Over 50	20	20

Turnover rates

	2024	2025
Total leavers during reporting period	4,219	4,175
Total turnover rate	11.6%	11.1%
Voluntary turnover rate	7.7%	7.2%
Involuntary turnover rate	3.9%	3.9%

Collective bargaining (S1-7, S1-8)

In 2025 12% of our employees were covered by a collective bargaining agreement (2024: 12%).

Adequate wages and remuneration metrics (S1-10, S1-16)

We review employees pay against living wage thresholds annually. The 2025 assessment confirmed that as of year-end we pay all regular employees above the living wage. This was consistent with the results of living wage assessments in 2024.

RELX is a UK headquartered company and has published pay ratios and pay gaps according to the UK legal requirements for a number of years. The UK pay ratio is disclosed on page 111 of the remuneration report and UK pay gaps are published on our website.

Pay data and pay gaps on a country level are more meaningful than broad global data which fails to differentiate among pay markets, purchasing power and foreign currency differences.

As more guidance is provided, we will review how pay gaps are to be calculated and disclosed. The UK pay ratio is calculated on a total compensation basis, using an established and accepted methodology in the UK and covers 15% of our workforce.

Human rights impacts (S1-17)

RELX publishes the number of Code of Conduct reports it investigates on a yearly basis as well as the percentage of those reports that are substantiated. For more information see the CR Governance section, page 43. There were no severe human rights incidents connected with our own workforce during the reporting period.

Overview

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Financial review

Governance

Financial statements and other information

ESRS S2 Workers in the value chain

Material IROs (ESRS 2 SBM-3)

Material negative impacts in the value chain are neither widespread nor systemic. Where individual incidents occur they are addressed by the supplier audit programme which audits against the Supplier Code. The audit programme also enables us to identify any particular contexts or activities in which value chain workers may be at a greater risk of harm. Any discrepancies or non-compliance found from the audit is addressed through a Corrective Action Plan (CAP) to ensure that suppliers maintain compliance with the standards set forth by the Supplier Code. Areas covered during the audit include labour standards, health & safety, business ethics, and the environment. We also have a risk rating process to identify any geographies or sectors where there is a higher risk of forced labour, regions include Africa, Asia and South America.

We have over 1,700 contingent workers who provide support such as editorial, technical, project management, and administration. Contingent workers are engaged through a centralised Group-wide programme, and their providers are subject to our Supplier Code. When considering impacts on value chain workers we consider workers engaged through our central programme for contingent labour and those of our direct suppliers. We consider value chain workers who may be at an increased risk of workplace injury or forced labour such as those engaged in the construction or dismantling of an exhibition event.

Policies related to value chain workers (S2-1)

We have a comprehensive Supplier Code of Conduct, available on **www.relx.com** in 16 languages, which all suppliers are requested to sign. For more information on the Supplier Code of Conduct see the policies table on page 216 and the Supply Chain section on page 56.

The Supplier Code requires respect for the rights of all individuals, including protection of human rights. It also specifically addresses involuntary labour, human trafficking and child labour. Suspected violations can be reported to the RELX Socially Responsible Supplier network through a dedicated email address or to RELX's Integrity Line.

Engaging with value chain workers (S2-2), remediation and raising concerns (S2-3) and taking action on IROs (S2-4)

The Socially Responsible Supplier Programme mitigates potential impacts on workers in the value chain. We engage a specialist supply chain auditors to conduct audits and assessments on our behalf using their platform. Supplier audits take place throughout the year once a supplier is already established. An audit can be triggered based on the country risk rating, previous audit findings, supplier category risk, request by the business or Global Procurement. For more information on the audit process see the Supply Chain section pages 56-57.

The RELX Integrity Line is available for workers in the value chain to report concerns. For more information, see page 43. In 2025 we did not receive any reports via the Integrity Line that related to modern slavery. As stated in our Modern Slavery Act Statement, available at **www.relx.com**, we stand against all forms of slavery and human trafficking. We do not tolerate it in any part of our business, including our supply chain. As a UN Global Compact signatory our Supplier Code is informed by its Ten Principles related to human rights, fair and non-discriminatory labour practices, the environment, and anti-corruption.

Targets (S2-5)

We have annual supply chain targets. For 2025 these were to achieve 6,350 supplier signatories to our Supplier Code of Conduct and to complete 125 supplier audits, for performance against these targets see page 57. These targets are group-wide and set to drive continuous improvement. Value chain workers are not involved in the setting of annual targets, these are determined by internal subject matter experts informed by prior year feedback and audit outcomes.

ESRS S4 Consumers and end users

Material IROs (ESRS 2 SBM-3)

In preparing the Sustainability Statement, no consumers or end-users who are likely to be materially impacted have been excluded from the disclosure. RELX's products and services are typically used by professionals and business customers, posing limited risk of harm or negative impact on vulnerable groups or individuals.

RELX makes a positive impact on society through its unique contributions, including protecting society, advancing science and health, promoting the rule of law and access to justice, fostering communities, and providing universal sustainable access to information.

Policies related to consumers and end-users (S4-1) and Taking action on IROs (S4-4)

We have a range of policies that apply to consumers and end-users. For more details see pages 216-217. These policies, with a direct or indirect impact on consumers and end users, are informed by the UN Guiding Principles on Business and Human Rights, the ILO Declaration on Fundamental Principles and Rights at Work and OECD Guidelines for Multinational Enterprises.

The IRO, efficacy of, and trust in, content and services is ensured through the deployment of editorial and other standards. For information on the RELX Editorial Policy see page 217.

We ensure awareness of our editorial standards among employees and relevant stakeholders, including relevant suppliers. The RELX Editorial Policy is reviewed annually and its efficacy is assessed by the Editorial Policy Working Group. The CR Forum identifies appropriate actions and recommends annual objectives and monitors performance against them.

Material matters relevant to ESRS S4 cover data privacy and security and artificial intelligence. For more information on the RELX Responsible Artificial Intelligence Principles see page 216.

We have robust data privacy and security policies and procedures to avoid unauthorised access to personally identifiable information (PII) to build trust with stakeholders, avoid litigation and fines and reputational damage. For more information on the RELX Privacy Principles and the Information Security Policy see pages 216 and 217.

In the year, we conducted privacy and data protection impact assessments and provided related training to employees. Dedicated privacy teams implemented requirements for compliance with global personal data protection regulations.

No specific policies have been developed for the following IROs as the positive impact resulting from use of RELX's products and solutions does not require a policy for effective implementation:

Use of products and services for public safety and to promote the rule of law. No additional actions beyond standard day-to-day actions are necessary to support this IRO. Effectiveness is tracked and assessed as part of regular business reviews. Throughout the year, we engaged in numerous efforts to advance the rule of law, including through our support of the LexisNexis Rule of Law Foundation.

Reduce inequalities and advance knowledge by providing access to information of societal benefit in low and middle-income countries. We provide access to information to benefit low and middle-income countries. Throughout the year, we continued to engage with key partners such as Research4Life and BookAid to expand access to information. Further detail is available on pages 39 and 53. We track the effectiveness of these actions through ongoing engagement with relevant partners.

Product offerings aligned with the UN Sustainable Development Goals can support research, policy and financial inclusion. A network of SDG Champions across the business supports our focus on advancing sustainable development. The RELX SDG Resource Centre showcases content in science, law, business and events that can advance the SDGs, drawing on content from across the company and key partners to broaden awareness and understanding of the SDGs by our customers, governments, researchers, companies, NGOs and individuals. We also provide specific products and solutions that generate positive social impact, such as our alternative credit solutions which enable a greater portion of the 'unbanked' population or those without a credit record, to access financial products.

Engaging with consumers and end-users (S4-2)

Management responsibility for customer engagement rests with the Business Area CEOs. Customer acceptance of our products is one of our principal risks, see page 72 for more information.

RELX considers the interests of customers and end users at all operational levels across our business. Dedicated sales, customer service and operations teams obtain customer views through regular quantitative and qualitative surveys, interviews and customer training and workshops.

Customer metrics, including Net Promoter Score, are regularly reviewed by Business Area CEOs and their direct reports, by geography and sector, to spur continuous improvement in our products and service levels and inform our strategy, business decisions, and product roadmap.

We offer comprehensive customer support using multiple channels, including phone, email, chat, and web forms so customers can choose their preferred modes of communication. Support professionals receive training and development to ensure they can respond to inquiries, from troubleshooting access and usability issues to resolving account management and other concerns. We track customer support metrics, including customer satisfaction, first call resolution, and quality.

By continuously capturing insights into the markets we serve, evolving customer needs, the potential application of new technologies and business models, and the actions of competitors and disrupters, we inform our strategic and operational priorities. This includes organic investments and strategic acquisitions. (Information about our acquisitions during the year can be found on page 163).

We invest significant resources in our products and services, and the infrastructure to support them. Responsibilities for product development encompass numerous colleagues and is overseen by business area CEOs. We leverage user-centred design and agile development methods and customer analytics to invest in new and enhanced technologies to provide content and innovative solutions that help our customers achieve better outcomes and enhance productivity.

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We engage externally to understand the perspectives of potentially vulnerable customers and end-users, where appropriate. For example, we apply best practice from the RELX Accessibility Policy across hundreds of digital products and websites. We work closely with university disability services departments, using surveys and interviews to understand how to better serve students with disabilities. For more information on the RELX Accessibility Policy see page 217.

As a global provider of information-based analytics and decision tools for professional and business customers, we adhere to applicable laws and regulation on data protection and privacy.

Channels to raise concerns (S4-3)

Customers and end-users can report Code-related concerns, including about human rights in relation to RELX operations, through the RELX Integrity Line. In 2025 there were no substantiated human rights matters from our customers or end-users reported through the Integrity Line or other reporting channels. For more information on the Integrity Line see page 43. Reporting persons are protected against retaliation through provisions in our Code of Ethics and Business Conduct, related policies and in accordance with relevant local legislation.

Concerns related to our product offerings or content can be raised directly with sales and customer service representatives or through the mechanisms available on the RELX website.

Consumers and end-users are made aware of reporting channels through clear and publicly available information.

Targets (S4-5)

We set annual objectives that advance positive impacts on consumers and end-users. These objectives are informed by customer engagement metrics and set by our internal Corporate Responsibility Forum. Progress against objectives are reported back to this group twice a year. Targets relating to customers, our unique contributions and our governance structures can be found on page 210.

For 2025 our target was to increase the number of unique users of the RELX SDG Resource Centre by at least 10,000 additional unique users over the prior year. For performance against these targets see page 41. No targets have been set in relation to other IROs associated with consumers and end-users as the relevant policies have already been adopted across the business and do not require target setting for effective implementation. The use of annual objectives monitored by the CR Forum provides necessary momentum.

ESRS G1 Business conduct

Material IROs (ESRS 2 SBM-3)

Effective governance policies and procedures enable us to build our business for long-term sustainable growth, build trust with stakeholders, and avoid reputational damage, litigation and fines. Our culture of integrity demands high ethical standards in the conduct of our business overseen by the Board.

Business conduct (G1-1)

RELX has a fully engaged Board comprising qualified professionals, with diverse backgrounds, perspectives and skill sets whose range of expertise includes:

- Considerable operational experience gained in a wide range of commercial sectors and industries

- Extensive experience in positions of strategic oversight and of leading global, complex organisations through periods of transformation and disruption

- A deep understanding of working with big data technologies and of leveraging technology to transform and drive value in a business

- A broad understanding and significant experience with sustainability, risk and corporate governance requirements for international listed companies

- A deep familiarity with the financial and regulatory environment in the UK and US and broad international accounting, finance and tax expertise and acumen

- A proven track record of implementing cultural change within organisations and an understanding of the importance of aligning business success and stakeholder interests

Our Board recognises the importance of maintaining high standards of business conduct, which underpins our ability to deliver consistent financial performance, and value to our stakeholders in a manner that is aligned with RELX's culture of integrity. For information on our corporate culture and how the Board monitors corporate culture see page 88. The Board has oversight responsibility of RELX's corporate governance, including business conduct, and its role and function is explained in the Corporate governance section (see pages 85-87).

Business Conduct is a part of the RELX Compliance Programme. The RELX Chief Compliance Officer oversees the Compliance Programme and presents to the Board once a year and to the Board's Audit Committee twice a year on alleged and substantiated violations of the Code as well as RELX Compliance Programme activities in legal and compliance key risk areas. The RELX Chief Compliance Officer reports to the RELX Chief Legal Officer and Company Secretary, who is a direct report to the CEO and a member of the RELX Business Leaders. This structure provides oversight of the RELX Compliance function. The RELX Compliance Committee is made up of senior Legal, Compliance, Finance, and HR representatives from RELX and its business areas. Each RELX business area has a compliance committee comprised of senior leaders in the applicable business. These compliance committees also provide oversight over business conduct and implement the compliance programme.

The Code requires our leaders and managers to model the Code's principles and to help employees understand and uphold the Code's ethical standards.

The pillars of our compliance activities include conducting periodic compliance risk assessments; implementing effective policies, procedures, training and communications; overseeing misconduct reporting channels, investigations processes and remediation efforts; and monitoring and auditing internal controls. We engage in a legal and compliance risk assessment twice a year to identify the top legal and compliance risks to the Company. The RELX Operating and Governance Principles further describe the process, policies and controls to manage risk. Our Code sets the standards of behaviour for all RELX employees and is reviewed by the Board every three years. The Code addresses business conduct issues such as fair competition, anti-bribery, conflicts of interest, employment practices, data protection and appropriate use of company property and information. It also encourages reporting of violations – with an anonymous reporting option where legally permissible. We maintain a comprehensive set of other compliance policies and procedures in support of the Code and our risk areas that are reviewed annually. The RELX Compliance Programme is reviewed by an independent third party every three years and assessed internally in years between those independent reviews. Full and part-time employees receive mandatory training on the Code – both as new hires and regularly throughout their employment – on key Code topics such as maintaining a respectful workplace, preventing bribery, competing fairly, and protecting personal and company data. Mandatory training is supplemented by advanced in-person training for those in higher-risk roles or regions.

We offer several reporting channels to report Code-related concerns, including managers, human resources staff, Compliance Committee members, Company lawyers as well as the Integrity Line. For more information on reports of violations of the Code and the Integrity Line see page 43.

Prevention and detection of corruption and bribery (G1-3, G1-4)

To manage bribery risk, RELX maintains a robust anti-bribery compliance programme. RELX maintains and implements its anti-bribery compliance programme at a central level and has developed a suite of compliance tools to support that programme. The centralised compliance team within the Corporate function, led by the Chief Compliance Officer (CCO), and compliance leads within each business area focus on preventing and detecting bribery. The efforts described below are how RELX manages its material impacts, risks and opportunities related to preventing corruption and bribery.

We remain diligent in our ongoing efforts to ensure compliance with applicable anti-bribery laws. Our preventing bribery programme includes a policy; due diligence guidance and forms; gifts and entertainment limits; a Gifts and Hospitality Register; an annual all-staff gifts and hospitality certification process; biennial risk assessment; and rules on doing business with Government officials. Each RELX business area conducts risk-based due diligence on certain third parties who represent us or act on our behalf. Such due diligence includes the use of third party-questionnaires, references and detailed electronic searches using a RELX product marketed and sold specifically for this purpose.

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All employees receive anti-bribery training every other year; training was most recently conducted in 2025. Higher risk functions and regions are identified by the compliance leads and advanced bribery training is deployed to relevant employees in those functions and regions. The functions which tend to receive supplemental anti-bribery training are business development, sales, marketing, government affairs, and procurement. RELX Compliance conducts a biennial Bribery Risk Assessment, designed to ensure that management has clear visibility regarding material inherent bribery risks to the business, as well as the status and effectiveness of ongoing mitigation efforts to address the risks.

RELX Compliance conducts a biennial quality review to assess and report on the extent to which each RELX business area follows policy and procedures to ensure that effective due diligence is conducted on their respective intermediary and high-risk distributor populations.

RELX has established processes and procedures for investigating bribery-related concerns. RELX Compliance is responsible for investigating or overseeing the investigation of bribery-related allegations that arise in the business areas to ensure objectivity and impartiality. Alternative escalated investigation channels are available if the implicated individual is of a particular level of seniority or other concerns about objectivity are present. These processes include implementing recommendations arising from investigations.

The CCO reports violations trends to the Compliance Committees, the Audit Committee, and the Board. RELX has had no convictions, fines, or penalties associated with violating anti-corruption and/or anti-bribery laws in 2024 and 2025.

Management of relationships with suppliers (G1-2, G1-6)

RELX has a diverse supply chain with suppliers located in over 150 countries. These suppliers are spread across multiple categories including technology (e.g. software, cloud, hardware, and telecom), indirect (e.g. consulting, marketing, contingent labour and travel), and direct (e.g. data/content and production services, print/paper/bind, distribution). Our Supplier Code of Conduct terms, committing suppliers to certain social and environmental requirements, are included in RELX contract templates. For more information on the Supplier Code of Conduct see the policies table on page 216 and the Supply Chain section on page 56.

Standard payment terms are also included in RELX contract templates and PO terms. RELX's standard payment terms are net 45 days from receipt of a valid invoice. RELX is committed to paying all suppliers regardless of size within agreed payment terms and our payment practices/operations are designed to pay within the terms contained in the various vendor contracts.

The average time to pay an invoice in 2025 was 26 days (2024: 25 days). While we aim for consistency across the supply base, different payment terms are sometimes agreed with certain suppliers. The largest volume of suppliers having different terms are STM Editors and Authors who in aggregate account for just under 20% of all supplier payments and were, on average, paid in under 15 days in 2025. This data is based on payments made across our largest finance systems representing over 95% of total invoices paid across the Group.

RELX works with numerous suppliers globally and engages in ethical pay practices, as noted above. While at any given time there could be an occasional invoice dispute with a supplier that we work to mutually resolve, such instances are de minimis.

Political influence and lobbying activities (G1-5)

We engage in public policy discussions when relevant to our business areas. These topics include data security, data privacy, access to quality information, artificial intelligence, and policies that enable and support institutions to identify and combat fraud and corruption at scale. We strive to help policymakers around the world understand our business, innovations and our contributions to the public interest.

We engage directly as well as through trade associations, policy organisations and third parties.

Lobbying activities are managed by the RELX Government Affairs teams under the oversight of the Director of Corporate Affairs and, in coordination with our legal teams, are vetted, tracked and reported as required by law.

RELX is registered in the EU Transparency Register (Registration Number 338398611148-62).

The Code and a related supplemental policy also address corporate political contributions. Corporate political contributions are strictly prohibited except in the US, where contributions and activities are permitted in certain US states within allowable limits, if they comply with stringent reporting and disclosure regulations. RELX Inc. corporate political contributions require senior level review and approval and are reported as required by law. In 2025, RELX Inc. made $137,000 of political contributions (2024: $198,000 in 2024) in states where permissible and made no in-kind political contributions. Corporate contributions are made on a bipartisan basis and no funds are donated for presidential campaigns or any other federal-level campaigns.

We define the administrative, management and supervisory bodies as the Board and senior executives. No members of these bodies have held comparable positions in public administration in the two years preceding their appointment. See pages 80-81 for current and past appointments of board members.

Information incorporated by reference

The following disclosure requirements are incorporated by reference to other parts of the Annual Report:

Standard	Disclosure requirement	AR Page
ESRS 2 SBM-1	Total revenue	145
ESRS 2 GOV-3	Integration of sustainability-related performance in incentive schemes	100-120
ESRS 2 GOV-5	Description of scope, main features and components of risk management and internal control processes and systems in relation to sustainability reporting	72
ESRS 2 SBM-1	Number of employees (head count) by geography	150
ESRS 2 SBM-2	Description of stakeholder engagement	91-94
ESRS 2 GOV-1	Diversity of the Board and Executive Management	98
ESRS E1 SBM-3	Type of climate-related risk	238-240
ESRS E1 SBM-3	Climate resilience analysis	237
ESRS E1 SBM-3	Time horizons applied for resilience analysis	235
ESRS E1 GOV-3	Disclosure of whether and how climate-related considerations are factored into remuneration of members of administrative, management and supervisory bodies	104
ESRS E1 IRO-1	The undertaking shall describe the process to identify and assess climate-related impacts, risks and opportunities	72, 238
ESRS E1 IRO-1	Explanation of how climate-related scenario analysis has been used to inform identification and assessment of physical risks over short, medium and long-term	237
ESRS E1-8	Carbon pricing scheme by type	238
ESRS S1-17	Number of complaints filed through channels for people in own workforce to raise concerns	43
ESRS S2-1	Disclosure of general approach in relation to respect for human rights relevant to value chain workers	56-57
ESRS S2-1	Disclosure of general approach in relation to measures to provide and (or) enable remedy for human rights impacts	56-57
ESRS S2-1	Disclosure of extent and indication of nature of cases of non-respect of the UN Guiding Principles on Business and Human Rights, ILO Declaration on Fundamental Principles and Rights at Work or OECD Guidelines for Multinational Enterprises that involve value chain workers	56-57
ESRS S2-2	The undertaking shall disclose whether and how the perspectives of value chain workers inform its decisions or activities aimed at managing the actual and potential impacts on value chain workers	56-57
ESRS S2-3	Disclosure of processes through which undertaking supports or requires availability of channels	43, 56-57
ESRS S2-3	Disclosure of whether and how it is assessed that value chain workers are aware of and trust structures or processes as way to raise their concerns or needs and have them addressed Policies regarding protection against retaliation for individuals that use channels to raise concerns or needs are in place	56-57
ESRS S2-4	Taking action on material impacts on value chain workers, and approaches to managing material risks and pursuing material opportunities related to value chain workers, and effectiveness of those actions	56-57
ESRS S2-4	Description of processes to identifying what action is needed and appropriate in response to particular actual or potential material negative impact on value chain workers	56-57
ESRS S2-5	Performance against targets set to manage material IROs related to value chain workers	57
ESRS S4-3	Disclosure of processes through which undertaking supports or requires availability of channels Disclosure of how issues raised and addressed are tracked and monitored and how effectiveness of channels is ensured	43
ESRS S4-5	Performance against targets set to manage material IROs relating to consumers and end-users	41
ESRS GOV-1	The role of the administrative, management and supervisory bodies	85-86
ESRS G1-1	Description of how the undertaking establishes, develops, promotes and evaluates its corporate culture	88
ESRS G1-1	Description of the mechanisms for identifying, reporting and investigating concerns about unlawful behaviour or behaviour in contradiction of its code of conduct or similar internal rules	43
ESRS G1-1	Disclosure of safeguards for reporting irregularities including whistleblowing protection Undertaking is committed to investigate business conduct incidents promptly, independently and objectively	43

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CR Disclosure Standards 1

Taskforce on Climate-related Financial Disclosure

RELX makes the following disclosures, consistent with the recommendations of the Taskforce on Climate-related Financial Disclosure (TCFD) All Sector Guidance as required by the UK Listing Rules (Disclosure of Climate-Related Financial Information) (No 2) Instrument 2021.

I. Governance

a. Board oversight of climate-related risks and opportunities
This statement has been reviewed and approved by the Board.

The RELX Board oversees the internal controls and risk management practices as described on page 72. In addition, climate risk and opportunity is subject to our CR governance processes, see page 42. During 2025, the Company's management of its climate change risks and opportunities was reviewed by the Board through discussions with and papers from the Chief Financial Officer (CFO), who is responsible to the Board for performance against climate targets; the Global Head of Corporate Responsibility; and the Head of Group Insurance and Risk, as part of the RELX Audit Committee review of the Company's risk management process.

The Board has concluded from these reviews, that climate change has no material impact on RELX's business in the short term and will be unlikely to have a significant impact in the medium and longer term. This is based on the review of RELX's low sector exposure to climate change and consideration of climate change by the business in its strategy, activities, policies, annual budgets, and business plans, setting and monitoring of performance objectives, major capital expenditures, acquisitions and divestitures.

During 2025, the company continued to mitigate the effect of transition and physical climate change risks as described in this statement and in the Corporate Responsibility Report.

b. Management's role in assessing and managing climate-related risks and opportunities
Management in each business area is responsible for identifying customer needs and developing relevant products related to climate change. This ranges from launching and advancing scientific journals with articles on climate change, energy efficiency, and other climate-related topics; providing data and analytics that support customers in reducing their environmental impact; providing information and analytics on laws and regulations related to the environment; and holding exhibitions focused on renewable energy and low carbon solutions.

Management is informed about climate-issues through quarterly business climate reporting, the certified ISO14001 Environmental Management System and by engagement with internal and external networks.

For further detail of management's role in assessing and managing climate related risks and opportunities, please see the Governance section of the Sustainability Statement on page 211.

II. Strategy

a. Climate-related risks and opportunities in the short, medium, and long term
While we are in a low carbon intensive sector, the Board and the Environmental Checkpoint Committee continued to consider our climate-related risks and opportunities based on the scenarios in section c below. Examples of our findings for various timeframes are outlined below. The long-term time horizon aligns with the timeframe of the Paris Climate Agreement and the medium-term with our ambition to achieve net zero by 2040.

Short (<10 years) – Transition risks: Policy and legal requirements relative to climate change will continue to increase, particularly in the area of climate change related disclosures. As an opportunity we anticipate increasing customer and stakeholder interest in our products and services that help customers accelerate the green transition in carbon intensive and other industries. Physical risks: Variability in weather patterns and more frequent extreme weather events mean we must advance both mitigation and adaptation strategies, including through our business continuity planning. See page 239 for further information on TCFD risks.

Medium (10 to 20 years) – Transition risks: There will likely be increased pricing of GHG emissions and enhanced reporting obligations, particularly in areas like supply chain emissions; reputational damage could result if we do not show medium-term results for meeting our obligations as a signatory of The Climate Pledge and similar initiatives. Physical risks: Gradual increase of average temperatures will affect businesses we operate in some locations more than others, so we are developing country and local response plans; mean temperature rise will likely affect our suppliers as well and we will continue our due diligence related to exposure in our supply chain.

Long term (20 years +) – Transition risks: Stigmatisation could result if our products and services are not seen as part of the solution to climate change; this creates an opportunity for us to increase offerings that support a lower carbon future. Physical risks: Sea level rise will be varying but worse under the business as usual scenario which will increase risk of business interruption and damage to property; we recognise that this must be part of our planning for the places where we will operate.

Risks and opportunities have been identified through the risk management process, as described in Governance above and detailed on page 72, and through working groups such as the Corporate Responsibility Product Group, CR Forum and other networks.

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Our carbon action hierarchy is to first, reduce our carbon emissions; second, to purchase increasing amounts of green tariff energy as availability improves in global markets where we operate; and third, to purchase certified renewable energy certificates where necessary. Our performance reporting is based on our gross emissions. RELX is committed to achieving net zero emissions following our carbon action hierarchy across all Scopes by 2040 at the latest, including through our participation in The Climate Pledge.

b. Impact of climate-related risks and opportunities on our business, strategy, and financial planning

In 2025, energy represented less than 1% of the RELX cost base. Although energy costs, and associated carbon costs, may increase substantially, the impact on RELX's financial results is likely to remain limited and will not have a material impact on RELX financial planning as described in Governance above.

While we do not believe climate risk will have a material impact on our revenue, there is careful review within the relevant business areas to assess impacts of providing products and services that help customers with their energy transition.

We are using the climate scenarios we outline below to inform strategy and financial planning at both the Board and business area level. In the year, we continued a cross-business review of climate-related risks and opportunities. Printed and face-to-face products and events, responsible for 16% of total revenue, face more exposure to risks such as weather-related logistics disruption than do our digital offerings; see Principal Risks on page 72.

We operate a real internal carbon pricing scheme, levying a fee on Scope 1, Scope 2 and certain Scope 3 emissions categories for all RELX businesses globally. The proceeds of the internal carbon pricing scheme form the carbon fund which is used to finance sustainability-related projects as funds allow. The internal carbon price was set in line with the UN Global Compact ambition to reach $100/tCO_2e over time. RELX uses an escalating carbon price which increases each year.

In the reporting period the internal carbon price was $50/tCO_2e, applied to 37,221 tCO_2e equating to 100% of Scope 1, 100% of Scope 2 and 12% of Scope 3 emissions.

We are factoring climate change into strategy planning for our portfolio as our scientific research information, analysis of environmental law, tracking of carbon and recycling markets, among other products and services, becomes increasingly important for our customers, investors and other stakeholders in their own responses to climate change. A small proportion of customers operate in carbon intensive industries, including agriculture and aviation, and we are committed to supporting them, and those in other industries, with their energy transition.

In Risk, Cirium, which serves the aviation sector, has advanced its improved methodology for calculating flight emissions; helping airlines better plan and conduct maintenance of their fleet to ensure efficient operation; and identifying flight routes for maximum occupancy so emissions per passenger are lower.

Elsevier is working to support clean energy. It continues to implement its Energy with Purpose mission statement to commission only new book content that advances the energy transition and reduction of carbon emissions. Environmental science journals include a focus on renewable and clean energy. Among these are the flagship Cell Press title, One Earth, and Solar Compass, launched in conjunction with the International Solar Alliance, Joule, and new journal Nexus. The Lancet Countdown monitors the impact of climate change on global health.

We also continue to review our editorial boards to ensure they include expertise in these areas and include a greater representation from the global south. The Elsevier Energy Books team likewise will only commission new content that advances emissions reductions and the energy transition. Elsevier discontinued Geofacets, an earth science tool, in 2023 and discontinued Gulf Professional Publishing in 2024.

LexisNexis Legal & Professional provides LexisPSL Environment to help clients identify environmental liabilities, understand the commercial implications of environmental law and keep track of current developments with daily news feeds on new cases, legislation, and consultations as well as practice notes, Q&As, and legal precedents.

RX holds World Future Energy Summit, a portfolio of events specifically designed to combat climate change, in line with the United Nations Sustainable Development Goals (SDGs) and the Paris Agreement. As part of its Net Zero Carbon Events commitments requiring signatories to reach net zero by 2050 at the latest and to halve greenhouse gas emissions by 2030, RX continued participation in working groups to advance measurement of event-related emissions in the year.

All RELX business areas are contributing content to the RELX SDG Resource Centre which provides free access to news, research, tools and events on the SDGs, including SDG 7 Clean and Affordable Energy and SDG 13 Climate Action. The site also incorporates relevant content from key partners, including the UN Global Compact (UNGC). In support of COP29, we released a climate change special issue on the RELX SDG Resource Centre, a curated list of journal articles and book chapters to inspire positive environmental action and further climate research.

c. Resilience of the organisation's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario

We have a threefold strategy to address climate-related risks:

1. Minimising our environmental impact through measures such as energy efficiency, renewable energy, reducing waste and other measures. This reduces our exposure to future legislation and the rising price of carbon

2. Providing products and services which support customers through their transition to a low-carbon economy. We anticipate demand for these offerings to continue to increase over time

3. Supporting wider action on climate change through collaboration, partnerships and initiatives such as the Digital Impact of Media Project in conjunction with the Responsible Media Forum, comprised of industry peers, and Bristol University

The Board and the Audit Committee as part of robust risk control measures covering our products and operations (including our property portfolio and supply chain) ensures management of both the transition and physical risks of climate change. The Environmental Checkpoint group provides data on climate change metrics and advice to the Board and also engages people throughout the business. We gain and share best practice through engagement with the UNGC, the Climate Pledge, Media Climate Pact, Net Zero Carbon Events, and the Science-based Targets initiative, among others.

We have considered three possible future scenarios and estimated possible timeframes. They are not exact descriptions of an expected future, but provide an outline description of each based on certain assumptions. In scenarios where extreme weather events occur more frequently, we may see increased incidents that disrupt our operations, necessitating additional measures, with some potential cost, to ensure our operational resilience. However, in the context of RELX's overall cost base, we would not expect any such incremental cost to be significant. We believe our strategy will be resilient even in the most challenging future scenario.

Scenario 1: Business as usual (RCP 8.5). In this scenario, carbon emissions continue to increase at current rates and temperature increases exceed 4°C by the year 2100.

Short term: While some policies could be introduced to reduce carbon emissions, action is limited. Some countries may price carbon emissions and set standards for building and vehicle energy efficiency.

Medium term: The availability of renewable energy may grow, but the share of energy from fossil fuels will remain sizeable. With this level of warming, extreme and severe weather events will likely increase. Drought and increased precipitation will impact agriculture. Severe storms will interfere with our supply chains and logistics. The heightened need for innovation in climate adaptation infrastructure may increase demand for our environmental products and services for the scientific, technical and other communities.

Long term: Rising sea levels will affect land use of coastal and low-lying regions where we may have operations, requiring investment to protect or relocate key company facilities to ensure business continuity. Significant government investment will be required to mitigate the impacts, for example in strengthening flood and coastal defences or securing reliable water supplies, with follow-on effects for places where we and future customers operate.

Political instability in some regions may increase as populations compete for resources such as fresh water supplies and as large numbers of people move from regions most heavily impacted by climate change. Global economic uncertainty will likely become the norm, with limited growth at best and decline at worst. There will likely be significant health impacts as well. As impacts become more apparent, public sentiment may favour organisations such as RELX that have taken action to limit the impact of climate change.

We would continue to pursue measures such as science-based carbon reductions, implementation of innovative technological solutions, carbon sequestration and (re)forestation, but without the catalyst of global government investment in these areas.

Scenario 2: 2°C climate change (RCP 2.6). In this scenario, carbon emissions are halved by 2050 and climate change does not exceed 2°C by the year 2100.

Short term: Countries would introduce more challenging carbon targets as they update their Nationally Determined Contributions under the 2015 Paris Climate Agreement. A range of new policies would most likely be introduced across many countries to control carbon emissions including carbon pricing, higher standards on building and vehicle energy efficiency, with increased renewable energy generation in global power grids. Such developments will be reflected in our policies and procedures, and could increase the demand for our climate-related products and services.

Medium term: There would likely be public and private investment in greater carbon sequestration, capture and storage, (re)forestation, and other measures.

Long term: The frequency of extreme weather events will increase but not as much as under Scenario 1. There will still be disruption to transport and logistics through storms, but sea level rise will be more limited, as will costs we may face associated with adaptation and mitigation projects. With reduced climate impacts, political and economic instability will be lessened. Climate-related migration will still be a factor but to a smaller degree than anticipated under Scenario 1.

Scenario 3: 1.5°C climate change (RCP1.9). In this scenario, to achieve a 66% chance of avoiding more than 1.5°C warming by 2100, inclusive and sustainable development will be a key consideration for policy makers with high levels of international cooperation.

Short term: Emissions must peak in the near term with rapid decarbonisation to achieve net zero emissions by 2050. These ambitious carbon reductions would be supported by new policies (with carbon prices reaching as much or more than four times the price under the 2°C scenario) and strong regulation.

Medium term: Buildings will be subject to tougher standards to achieve carbon reductions of nearly three times those under the 2°C degree scenario. Energy costs and associated carbon costs could be higher than in Scenario 1 or 2, but this is unlikely to have a major impact for RELX as energy is not a significant part of our cost base as indicated above.

The transport sector will see significant change, with the majority of vehicles powered by alternative sources. Nature-based solutions to climate change, such as forestation, are also likely to play an important role. In this scenario, RELX products that help customers reduce emissions, find technology-driven carbon solutions and pursue nature-based decarbonisation will be in greater demand.

Long term: By 2050, approximately 80% of global energy should be from renewable sources. Use of coal will decrease significantly and use of oil will drop to very low levels by 2060, which may impact the energy costs paid by RELX. After 2050, technologies such as bioenergy and carbon capture and storage will need to be widespread to remove excess carbon from the atmosphere to ensure emissions are net negative.

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

III. Risk management

a. Our processes for identifying and assessing climate-related risks

The principal and emerging risks facing the business, which have been assessed by the Audit Committee and Board, are described on pages 72 to 77. The Directors have considered the risk of climate change to the business, including the positive contribution that RELX makes through activities such as supporting academic research, pricing recyclable materials, and enabling customers to access our products electronically.

Climate-related risks are assessed as part of the RELX risk management process. Risks are formally reviewed every six months. Each risk is assigned a significance based on the potential impact to revenue and the likelihood of that risk being realised. As part of our Environmental Management System, climate risk assessment covers transition and physical risks as described above and below, and also includes the assessment of existing and emerging regulatory requirements related to climate change. These include carbon pricing schemes, taxes and additional reporting requirements. No operations are excluded from the assessment. Risks are considered in the short term, medium term and long term.

b. Our processes for managing climate-related risks

Climate change responsibilities are assigned to key roles, including the CFO at the executive level. Performance is monitored and evaluated throughout the year by the Environmental Checkpoint Group, chaired by the CFO, and new programmes are introduced as required to control climate-related transition and physical risks.

On legislative and product trends, we gain insights through our Government Affairs teams, external fora such as the Aldersgate Group, and ISO 14001 environmental certification of our EMS. We speak with experts in the business, our climate-related Employee Resource Groups including Green Teams and Elsevier's Climate Board, and learn through industry specific networks such as the Responsible Media Forum's Climate Pact and cross-sector networks like the CR and Sustainability Council of the Conference Board.

The business continuity programme, under the direction of the RELX Business Continuity Forum, oversees mitigations of climate change physical risks on our operations through business continuity plans which include remote working and detailed employee information.

We mitigate potential climate-related risks on our supply chain through supplier management practices in the Global Procurement team, the Supplier Resiliency Working Group, the Business Continuity Forum and the Socially Responsible Supplier programme, which includes supplier engagement on their activities and policies, and a risk-based programme of supplier audits and remediation.

High-level net zero roadmap

RELX carbon emissions are in line with the reductions required to ensure climate change of no more than 1.5ºC.

To achieve net zero across all Scopes by 2040 at the latest, we are following a broad programme of action to achieve further reductions. This will include developing products and services that support the transition to a net zero economy, alongside actions to reduce our emissions.

Short term
- Continue office space consolidation in line with the working preferences of colleagues
- Migration from owned data centres to more energy efficient third party cloud providers
- Purchase of renewable energy equal to RELX's global electricity consumption
- Continue to quantify and report on Scope 3 emissions from our supply chain and value chain
- Engage suppliers to adopt 1.5ºC aligned carbon reduction targets

Medium term
- Transition company car fleet to zero emission (e.g. electric) vehicles
- RELX renewable energy purchases in more markets
- Encourage purchase of renewable energy by suppliers

Longer term
- Purchase of carbon neutralisation offsets for residual emissions

IV. Metrics and targets

We aim to provide additional insight into revenue from products and services designed for a low carbon economy in subsequent disclosures. Scope 1 and 2 (location-based) emissions reduction targets and energy reduction targets are set out on page 6. The remuneration of the CEO and the CFO is linked to the achievement of environment targets. These included in 2025, a key performance objective to reduce Scope 1 and Scope 2 (location-based) carbon emissions by 33% against a 2018 baseline, with 74% achievement and to reduce energy and fuel consumption by 27% against a 2018 baseline, with 71% achievement. See page 104 for further details.

In the year, we reported performance against our $3bn committed bank facility which has pricing linked to three sustainability performance targets. In each year, the cost of the facility is reduced if two or more sustainability targets are achieved and increased if two or more of the targets are missed. The targets relate to carbon emissions reduction, as well as increasing the unique users and the amount of content available on the RELX SDG Resource Centre. All three targets were achieved. See page 36 for performance reporting.

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements
and other information

TCFD Risks

We have considered climate-related risk areas detailed in the TCFD guidance as detailed below. While we do not believe climate-related risks will have a material impact on our business, we have highlighted risks areas which present the most opportunity for us to support the net zero transition.

Risk group	Type	Climate-related risk	Implication	Opportunity
Transition risks	Policy and legal	Increased pricing of GHG emissions: The rapid transition to a low carbon energy system could require higher energy prices and a higher carbon price to disincentivise the use of fossil fuels	RELX has low exposure to energy and carbon pricing (less than 1% of total spend) and has achieved significant reductions in energy consumption since 2010. For this reason, moderate to significant increases in energy costs will have a limited impact on RELX.	There will be an increased need for information on energy and carbon pricing; research on energy transition and zero carbon; and the need for events which bring stakeholders together to showcase related technological innovation are likely to increase the demand for RELX products and services.
		Enhanced emissions-reporting obligations: An increasing number of governments are likely to impose requirements on business to achieve the low carbon transition. New requirements are likely to include additional reporting and transparency requirements for GHG emissions	RELX has processes in place for carbon reporting and disclosure aligned with various best practice frameworks. Additional reporting requirements are expected to have insignificant financial implications. Widespread introduction of different reporting regimes in the countries where we operate could increase the risk of non-compliance (and therefore the risk of fines). However, RELX operates an environmental management system certified to ISO 14001 which requires a compliance assessment with environmental legislation. This reduces the risk of non-compliance with future reporting regulations.	As new regulations are introduced, there will be a greater need for guidance; this could result in an increased demand for our risk, science, legal and other products and services.
		Mandates and regulation affecting existing products and services: New regulations may be introduced for products to support the transition to a low-carbon economy	RELX delivers products and service primarily in three ways: i) online/digital; ii) printed products; iii) in-person events. Increasing regulation on products in these areas could result in an increased cost for providing those products and services. Online/digital: Products served by RELX-owned data centres are covered by the purchase of renewable electricity and RELX's net zero commitment. RELX is engaging with Scope 3 suppliers for greater transparency on our share of their carbon emissions and renewable energy. Printed products: Revenue from printed products has decreased significantly since 2010 as more product offerings are made online. Paper used in RELX's printed products complies with the RELX Sustainable Paper Policy which requires all papers are from known and sustainable sources and/or certified to a recognised standard. In person: Exhibitions is part of an events industry initiative, Net Zero Carbon Events, working to achieve net zero by 2040. This commitment requires significant reductions in carbon emissions and partnerships with other industries to minimise events-related emissions.	New regulations on products will, in many cases, be best addressed through industry collaboration. Our convening power in the markets we serve can support such industry collaboration.
	Technology	Substitution of existing products and services with lower emissions options	RELX has largely transitioned from printed physical products to online/digital products and services. This avoids the emissions associated with the manufacture and distribution of printed products but introduces emissions associated with the use of data centres for the digital offerings. RELX-owned data centres are covered by renewable electricity and RELX's net zero commitment. As described on page 63, we are engaging with our cloud providers for greater transparency on carbon emissions and renewable energy.	Our products, services and events aid the low-carbon transition benefitting our customers and society.
		Costs to transition to lower emissions technology	The cost implications for transitioning to new technology are primarily in our supply chain. Printed products are manufactured and distributed by suppliers on behalf of RELX. RELX engages its suppliers through the Socially Responsible Suppliers programme and has processes in place for reporting on its supply chain-related emissions.	Detailed energy and carbon market insights we can provide through our products, services and events will allow companies to better assess the risks and costs of transitioning to lower emissions technologies.
	Market	Changing customer behaviour	Significant increases to the cost of air travel due to the factoring in of carbon charges may discourage business travel in favour of virtual meetings. This could lead to a reduction in the number of attendees at in-person events affecting our events business. We offer virtual attendance options and in-person participation allows exhibitors and attendees to hold numerous meetings during one event.	The ability for an exhibitor or event attendee to maximise engagement by attending one event, for example, with customers, prospects, and suppliers, can become more valuable as the cost of travel increases.

Risk group	Type	Climate-related risk	Implication	Opportunity
		Uncertainty in market signals	As businesses take action to combat climate change, they might need to change business models or practices to ensure their success in a low-carbon economy. Some of these changes may raise questions for investors or other stakeholders and reduce visibility of the business's strategy. RELX provides detailed and transparent disclosure on climate change to provide clarity to investors and other stakeholders.	Businesses can develop new disclosures to effectively communicate plans with stakeholders. The demand for our products which provide company and market insights could grow as investors' requirements for reliable information and data increases.
		Increased cost of raw materials: Low-carbon requirements on the use, and distribution, of raw materials could lead to an increase in their cost	RELX does not manufacture products from raw materials. An increase in the cost of raw materials would primarily impact RELX via higher prices in our supply chain.	Pricing insights in key supply chains such as chemicals and plastics are provided within our Risk business. If cost and price volatility increases, there could be a greater demand for such products and services.
	Reputation	Shifts in consumer preferences	Business customers may become more aware of environmental concerns and expect a high standard of performance from companies. Over time, this may lead to a decrease in demand for carbon intensive products as consumers move to low emission alternatives.	While we do not produce consumer products, we do serve a variety of industries and can support their efforts to decarbonise through our products, services and events.
		Stigmatisation of sector: Products and services offered to carbon-intensive industries could result in negative public reaction	We offer products and services across a wide range of industries, some of which are carbon-intensive industries. We are working to support these industries in their transition to a low-carbon economy.	Industries which face the greatest challenges in decarbonisation will need support, information and tools. We will continue developing new products and services to assist these industries in their decarbonisation efforts.
		Increased stakeholder concern or negative stakeholder feedback: Poor performance could result in negative feedback from stakeholders such as investors or colleagues	RELX sets environmental targets on a five-year cycle and has a validated Science Based Target which aligns its emissions reductions with those required to meet the 1.5°C ambition of the Paris Agreement.	Maintaining good environmental performance provides a reputational benefit with our stakeholders, including investors. Strong environmental performance and commitments may be reflected in improved or lower cost financing.
Physical risks	Acute	Increased severity of extreme weather events such as cyclones and floods: severe weather could interrupt normal business operations	RELX operates a comprehensive business continuity programme to ensure colleagues can work remotely and be informed should a location be impacted by severe weather conditions. This allows the business to function despite the impact of the severe weather. As risks associated with weather events increases, insurance premiums paid by RELX could increase.	We provide products that help to assess and quantify insurance perils. As insurance premiums increase, demand for these products will likely grow as insurance providers seek more accurate weather-related risk assessments.
	Chronic	Changes in precipitation patterns and extreme variability in weather patterns: Such changes could affect agricultural processes	Print and print related activities, which account for c.4% of total revenues, require supply of wood from sustainable forest sources. Changes in precipitation and weather patterns could disrupt the growth in forest sources known to be sustainably managed which could increase the price of sustainable paper. RELX has flexibility in the types of paper used and the forest sources of these papers which allows purchases to be made elsewhere should the need arise. As a member of the Book Chain Project, we assess the sustainability of a large number of papers, allowing us to consider alternatives.	We offer products that use data analytics to help increase the efficiency of land use in areas such as water consumption. Demand for such products could grow as a response to decreasing yields due to weather.
		Rising mean temperatures: The gradual increase of average temperatures is a factor of climate change	Climate change will affect temperatures differently in different locations. This means that, over time, the operation of some offices will become less efficient as they may need to maintain physical working conditions close to or outside the range for which they were designed. This could lead to an increase in operational costs as more energy will be required for cooling.	Rising mean temperatures will require government to review, and businesses to implement, new building standards and guidelines. Our business areas would produce guidance to assist customers to interpret associated new standards and planning regimes.
		Rising sea levels	If sea levels rise significantly there is increased risk of property damage to any RELX locations in low-lying coastal regions. This could increase insurance premiums or disrupt the working arrangements of colleagues in those locations. We have a comprehensive business continuity programme in place to mitigate such impacts and consider climate risk in the siting of our offices.	We offer products that help to assess and quantify insurance perils risk. As insurance premiums increase, demand for these products could grow.

CR Disclosure Standards 2
Sustainability Accounting Standards Board (SASB) disclosure

SASB Standards enable businesses around the world to identify, manage and communicate financially material sustainability information to their investors. The SASB standards are industry specific and identify the minimal set of financially material sustainability topics and their associated metrics for the typical company in an industry.

SASB assigns RELX to the Professional and Commercial Services sector. The following disclosure is made according to the SASB standard for that sector.

Topic	Accounting metric	Code	Disclosure/Disclosure location
Data security	Description of approach to identifying and addressing data security risks	SV-PS-230a.1	See pages 43-44
	Description of policies and practices relating to collection, usage and retention of customer information	SV-PS-230a.2	See page 43
	(1) Number of data breaches, (2) percentage involving customers' confidential business information (CBI) or personally identifiable information (PII), (3) number of customers and individuals affected	SV-PS-230a.3	Except as a matter of public record, RELX does not disclose this information for reasons of commercial confidentiality
Workforce	Percentage of gender and racial/ethnic group representation for (1) executive management and (2) non-executive management, (3) all other employees	SV-PS-330a.1	See page 36
	(1) Voluntary and (2) involuntary turnover rate for employees	SV-PS-330a.2	See page 51
	Employee engagement as a percentage	SV-PS-330a.3	See page 51
Professional integrity	Description of approach to ensuring professional integrity	SV-PS-510a.1	See pages 42-45
	Total amount of monetary losses as a result of legal proceedings associated with professional integrity	SV-PS-510a.2	Except as a matter of public record, RELX does not disclose this information for reasons of commercial confidentiality
Activity metrics	Number of employees by (1) full-time and part-time, (2) temporary, and (3) contract	SV-PS-000.A	See page 51
	Employee hours worked, percentage billable	SV-PS-000.B	See page 51

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

CR Disclosure Standards 3

Global Reporting Initiative (GRI) Content Index and Streamlined Energy and Carbon Reporting (SECR)

This report has been prepared in accordance with the GRI Standards: Core option

GRI Standard Number	GRI Standard Title	Disclosure Title	Page number
GRI 102	General Disclosures	Name of the organisation	Title page
GRI 102	General Disclosures	Activities, brands, products, and services	5-33
GRI 102	General Disclosures	Location of headquarters	34
GRI 102	General Disclosures	Location of operations	8
GRI 102	General Disclosures	Ownership and legal form	125
GRI 102	General Disclosures	Markets served	8
GRI 102	General Disclosures	Scale of the organisation	8
GRI 102	General Disclosures	Information on employees and other workers	49-51
GRI 102	General Disclosures	Supply chain	56-58
GRI 102	General Disclosures	Significant changes to the organisation and its supply chain	56-58
GRI 102	General Disclosures	Precautionary Principle or approach	59-63, 235-24
GRI 102	General Disclosures	External initiatives	35
GRI 102	General Disclosures	Membership of associations	35
GRI 102	General Disclosures	Statement from senior decision-maker	3-4
GRI 102	General Disclosures	Values, principles, standards, and norms of behaviour	4, 42-45, 49-51
GRI 102	General Disclosures	Governance structure	35, 42-45, 84-88
GRI 102	General Disclosures	List of stakeholder groups	91-95
GRI 102	General Disclosures	Collective bargaining agreements	51, 225
GRI 102	General Disclosures	Identifying and selecting stakeholders	84, 91
GRI 102	General Disclosures	Approach to stakeholder engagement	84, 91, 212
GRI 102	General Disclosures	Key topics and concerns raised	72-76, 215
GRI 102	General Disclosures	Entities included in the consolidated financial statements	138-142
GRI 102	General Disclosures	Defining report content and topic Boundaries	209
GRI 102	General Disclosures	List of material topics	215
GRI 102	General Disclosures	Restatements of information	36
GRI 102	General Disclosures	Changes in reporting	36
GRI 102	General Disclosures	Reporting period	36
GRI 102	General Disclosures	Date of most recent report	31/12/2025
GRI 102	General Disclosures	Reporting cycle	Annual
GRI 102	General Disclosures	Contact point for questions regarding the report	34
GRI 102	General Disclosures	Claims of reporting in accordance with the GRI Standards	35, 242
GRI 103	Management Approach	Explanation of the material topic and its Boundary	35
GRI 103	Management Approach	The management approach and its components	35, 85
GRI 103	Management Approach	Evaluation of the management approach	95

Streamlined Energy and Carbon Reporting (SECR)

	Absolute performance			Intensity ratio (per GBPm revenue)		
	2024	**2025**	Change	2024	**2025**	Change
Global Scope 1 (direct emissions) tCO_2e	2,703	**1,966**	-27%	**0.29**	**0.21**	-28%
Global Scope 2 (indirect location-based emissions) tCO_2e	29,989	**19,500**	-35%	**3.18**	**2.03**	-36%
Global energy (including vehicle fuels) MWh	92,393	**60,127**	-35%	**9.79**	**6.27**	-36%
UK energy (including vehicle fuels) MWh	6,707	**4,645**	-31%	**0.71**	**0.48**	-32%
UK Scope 1 and Scope 2 emissions tCO_2e	1,313	**837**	-36%	**0.14**	**0.09**	-38%

We report on all global operations for which we have operational control following the GHG Protocol Corporate Accounting and Reporting Standard (revised edition).

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Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

Shareholder information

In this section



Shareholder information

Annual Report 2025 (the Annual Report)

The Annual Report for RELX PLC (the Company) for the year ended 31 December 2025 is available on the Company's website, and from the registered office of RELX PLC shown on page 247. Additional financial information, including the interim and full-year results announcements, trading updates and presentations, is also available on the Company's website **www.relx.com**.

The consolidated financial statements set out in the Annual Report are expressed in sterling, with summary financial information expressed in Euro and US dollars.

Share price information

RELX PLC's ordinary shares are traded on the London Stock Exchange.

	RELX PLC
Trading symbol	REL
ISIN	GB00B2B0DG97

RELX PLC's ordinary shares are traded on the Euronext Amsterdam Stock Exchange.

	RELX PLC
Trading symbol	REN
ISIN	GB00B2B0DG97

RELX PLC's ordinary shares are traded on the New York Stock Exchange in the form of American Depositary Shares (ADSs), evidenced by American Depositary Receipts (ADRs).

	RELX PLC ADRs
Ratio to ordinary shares	1:1
Trading symbol	RELX
CUSIP code	759530108

The RELX PLC ordinary share price and the ADS price may be obtained from the Company's website, other online sources and the financial pages of some newspapers.

For further information visit the 'Investor Centre' section of the Company's website **www.relx.com/investorcentre**

Information for registered ordinary shareholders

Shareholder services

The RELX PLC ordinary share register is administered by Equiniti Limited. Equiniti provides a free online portal for shareholders at **www.shareview.co.uk**. Shareview allows shareholders to monitor the value of their shareholdings, view their dividend payments and submit dividend mandate instructions. Shareholders can also submit their proxy voting instructions ahead of Company meetings and update their personal contact details. Shareview Dealing provides a share purchase and sale facility. Equiniti's contact details are shown on page 247.

Electronic communications

While hard copy shareholder communications continue to be available to those shareholders requesting them, in accordance with the Companies Act 2006 and the Company's Articles of Association, the Company uses its website as the main method of communicating with shareholders. By registering their details online at Shareview, shareholders can be notified by email when shareholder communications are published on the Company's website. Shareholders can also use the Shareview website to appoint a proxy to vote on their behalf at shareholder meetings.

Shareholders who hold their Company shares through CREST may appoint proxies for shareholder meetings through the CREST electronic proxy appointment service by using the procedures described in the CREST manual.

Dividend mandates

Since June 2024, dividends have been paid by direct credit. To continue to receive RELX PLC dividends and any monies payable in connection with RELX PLC shares, shareholders must provide UK bank or building society account details to the Company's registrar, Equiniti, so that payments can be made directly into this account. A dividend mandate form can be obtained online at **www.shareview.co.uk**, or by contacting Equiniti.

Equiniti has established a service for overseas shareholders in over 90 countries, which enables shareholders to have their dividends automatically converted from sterling and paid directly into their nominated bank account. Further details of this service, and the fees applicable, are available at **www.shareview.co.uk/info/ops** or by contacting Equiniti at the address shown on page 247.

Dividend Reinvestment Plan

Shareholders can choose to reinvest their Company dividends by purchasing further shares through the Dividend Reinvestment Plan (DRIP) provided by Equiniti. Further information concerning the DRIP facility, together with the terms and conditions and an application form can be obtained online at **www.shareview.co.uk/info/drip** or by contacting Equiniti at the address shown on page 247.

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

Share dealing service
A telephone and internet dealing service is available through Equiniti, which provides a simple way for UK resident shareholders to buy or sell their shares. For telephone dealing call +44 (0)345 603 7037 between 8.30am and 5.30pm (UK time), Monday to Friday (excluding public holidays in England and Wales), and for internet dealing log on to 📧 **www.shareview.co.uk/dealing**. You will need your shareholder reference number as shown on your dividend confirmation.

ShareGift
The Orr Mackintosh Foundation operates a scheme for shareholders with small shareholdings, that may be too small to sell economically, to make donations of shares. Details of the scheme can be obtained from the ShareGift website at 📧 **www.sharegift.org**, or by telephoning ShareGift on +44 (0)20 7930 3737.

Sub-division of ordinary shares and share consolidation
On 28 July 1986, each RELX PLC ordinary share of £1 nominal value was sub-divided into four ordinary shares of 25p each. On 2 May 1997, each 25p ordinary share was sub-divided into two ordinary shares of 12.5p each. On 7 January 2008, the ordinary shares of 12.5p each were consolidated on the basis of 58 new ordinary shares of 14^{51}/$_{116}$p nominal value for every 67 ordinary shares of 12.5p each held.

Capital gains tax
The mid-market price of RELX PLC's £1 ordinary shares on 31 March 1982 was 282p. Adjusting for the sub-divisions and share consolidation referred to above results in an equivalent mid-market price of 40.72p for each existing ordinary share of 14^{51}/$_{116}$p nominal value.

Warning to shareholders – unsolicited investment advice

- From time to time shareholders may receive unsolicited calls from fraudsters
- Fraudsters use persuasive and high-pressure tactics to lure investors into scams, sometimes known as boiler room scams
- They may offer to sell shares that turn out to be worthless or non-existent, or to buy shares at an inflated price in return for an upfront payment
- While high profits are promised, if you buy or sell shares in this way you will probably lose your money
- Thousands of people contact the Financial Conduct Authority (FCA) about investment fraud each year

How to avoid share fraud and boiler room scams
The FCA has issued some guidance on how to recognise and avoid investment fraud:

- Legitimate firms authorised by the FCA are unlikely to contact you unexpectedly with an offer to buy or sell shares
- If you receive an unsolicited phone call, do not get into a conversation, note the name of the person and firm contacting you and then end the call
- Check the Financial Services Register available at 📧 **register.fca.org.uk** to see if the person and firm contacting you is authorised by the FCA. If you wish to call the person or firm back, only use the contact details listed on the Register
- Call the FCA on 0800 111 6768 if the firm does not have any contact details on the Register, or if you are told that they are out of date
- Search the list of unauthorised firms to avoid at 📧 **www.fca.org.uk/consumers/unauthorised-firms-individuals#list**
- If you do buy or sell shares through an unauthorised firm, you will not have access to the Financial Ombudsman Service or the Financial Services Compensation Scheme
- Consider obtaining independent financial and professional advice before you hand over any money. If it sounds too good to be true, it probably is

How to report a scam
If you are approached by fraudsters, please tell the FCA using the share fraud reporting form at 📧 **www.fca.org.uk/consumers/report-scam-unauthorised-firm**, where you can find out more about investment scams. You can also call the FCA Consumer Helpline on 0800 111 6768.

If you have already paid money to share fraudsters, you should contact Action Fraud on 0300 123 2040 or use its online tool: 📧 **www.actionfraud.police.uk/report_fraud**

Shareholder information and contacts

Information for holders of ordinary shares held through Euroclear Nederland

Shareholders with enquiries concerning RELX PLC ordinary shares that are not held directly on the Register of Members and are ultimately held through Nederlands Centraal Instituut voor Giraal Effectenverkeer BV (Euroclear Nederland) should direct their enquiries to the broker, financial intermediary, bank or other financial institution that holds the shares on their behalf.

Dividend Reinvestment Plan

Shareholders can choose to reinvest Company dividends by purchasing shares through the Dividend Reinvestment Plan (DRIP) provided by ABN AMRO Bank NV. Further information concerning the DRIP facility can be obtained via as.exchange. agency@nl.abnamro.com.

Information for ADR holders

ADR shareholder services

Enquiries concerning RELX PLC ADRs should be addressed to the ADR Depositary, Citibank NA, at the address shown below. Dividend payments on RELX PLC ADRs are converted into US dollars by the ADR Depositary.

Annual Report on Form 20-F

The RELX Annual Report on Form 20-F is filed electronically with the United States Securities and Exchange Commission and is available on the Company's website, or from the ADR Depositary at the address shown below.

Dividend currency elections

Shareholders appearing on the Register of Members or holding their shares through CREST will continue to receive their dividends in Pounds Sterling, but will have the option to elect to receive their dividends in Euro. Euro payments will be made by cheque only.

Shareholders who appear on the Register of Members and wish to receive their dividend in Euro should contact our Registrar, Equiniti on +44 (0)371 384 2960 for a dividend election form and further information regarding the Euro dividend option. Alternatively, shareholders can view and update their current dividend elections by registering for a Shareview Portfolio at  **www.shareview.co.uk/register**.

Shareholders who hold their shares through CREST and wish to receive their dividend in Euro, must do so by following the CREST Elections process.

Shareholders who hold RELX PLC shares through Euroclear Nederland (via banks and brokers), will automatically receive their dividends in Euro, but will have the option to elect to receive their dividends in Pounds Sterling.

Shareholders who hold their shares through Euroclear Nederland and wish to receive their dividends in Pounds Sterling should contact their broker, financial intermediary, bank or other financial institution that holds the shares on their behalf.

Contacts

RELX PLC
Head Office and Registered Office
1-3 Strand
London WC2N 5JR
United Kingdom
Tel: +44 (0)20 7166 5500

Auditor
Ernst & Young LLP
1 More London Place
London SE1 2AF
United Kingdom

Registrar
Equiniti Limited
Aspect House
Spencer Road
Lancing BN99 6DA
West Sussex
United Kingdom

 www.shareview.co.uk

Equiniti provide a range of services to shareholders. Extensive information including answers to frequently asked questions can be found online at www.shareview.co.uk

Tel: +44 (0)371 384 2960

*   Lines are open from 8.30am to 5.30pm, UK time Monday to Friday (excluding public holidays in England and Wales). Please use the country code when dialling from outside the UK.

Listing/paying agent for shares listed on Euronext Amsterdam held through Euroclear Nederland
ABN AMRO Bank NV
Department Corporate Broking and Issuer Services HQ7212
Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

Email: as.exchange.agency@nl.abnamro.com

RELX PLC ADR Depositary
Citibank Shareholder Services
PO Box 43077
Providence, RI 02940-3077
USA

 www.citi.com/dr

Email: citibank@shareholders-online.com
Tel: +1 877 248 4237
+1 781 575 4555 (callers outside the US)

Overview

Market segments

Corporate responsibility

Financial review

Governance

Financial statements and other information

2026 financial calendar

12 February	Results announcement for the year ended 31 December 2025
23 April	Trading update issued in relation to the 2026 financial year
23 April	Annual General Meeting
7 May	Ex-dividend date – 2025 final dividend, ordinary shares
8 May	Record date – 2025 final dividend, ordinary shares
8 May	Ex-dividend date & Record date – 2025 final dividend, ADRs
26 May	Dividend currency and DRIP election deadline
1 June	Euro dividend equivalent announcement
18 June	Payment date – 2025 final dividend, ordinary shares
24 June	Payment date – 2025 final dividend, ADRs
23 July	Interim results announcement for the six months to 30 June 2026
6 August*	Ex-dividend date – 2026 interim dividend, ordinary shares
7 August*	Record date – 2026 interim dividend, ordinary shares
7 August*	Ex-dividend date & Record date – 2026 interim dividend, ADRs

* Please note that these dates are provisional and subject to change. The 2026 interim dividend payment dates in respect of ordinary shares and ADRs will be confirmed by the Company in its 2026 Interim Results announcement, currently scheduled for release on 23 July 2026.

Dividend history
The following tables set out dividends paid (or proposed) in relation to the three financial years 2023–2025.

ORDINARY SHARES	Pence per PLC ordinary share	Euro equivalent (€)	Payment date
Final dividend for 2025**	48.0	***	18 June 2026
Interim dividend for 2025	19.5	0.226	11 September 2025
Final dividend for 2024	44.8	0.531	19 June 2025
Interim dividend for 2024	18.2	0.213	5 September 2024
Final dividend for 2023	41.8	0.490	13 June 2024
Interim dividend for 2023	17.0	0.199	7 September 2023

ADRS	$ per PLC ADR	Payment date
Final dividend for 2025**	****	24 June 2026
Interim dividend for 2025	0.263830	16 September 2025
Final dividend for 2024	0.602604	25 June 2025
Interim dividend for 2024	0.239236	10 September 2024
Final dividend for 2023	0.533962	18 June 2024
Interim dividend for 2023	0.211761	12 September 2023

**   Proposed dividend payment subject to shareholder approval at the Annual General Meeting of RELX PLC in April 2026.
*** Euro equivalent amount will be determined using the appropriate exchange rate on 1 June 2026.
**** ADR US$ equivalent amount will be determined using the appropriate exchange rate on 18 June 2026.

Credits

Designed and produced by
Conran Design Group

Photography:
Board by
Douglas Fry, Piranha Photography
Senior Executives by
Janie Airey

Printed by
Pureprint Group, ISO14001, FSC® certified and CarbonNeutral®

Printed on Revive 100 Silk which is made from 100% recovered waste. All of the pulp is bleached using an elemental chlorine free process (ECF). Printed in the UK by Pureprint using its environmental printing technology; vegetable inks were used throughout. Pureprint is a CarbonNeutral® company. Both manufacturing mill and printer are ISO14001 registered and are Forest Stewardship Council® (FSC®) chain-of-custody certified.





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